Form 10-K, Exhibit 13
period 1993-12-31
FIRST REPUBLIC BANCORP INC
filed 1994-03-31
CIK 770975

[LOGO OF FIRST REPUBLIC BANCORP INC.]

_______________________________________________________________________________
FIRST REPUBLIC BANCORP INC. 1993 ANNUAL REPORT


                             [PHOTOS APPEAR HERE]


``FIRST REPUBLIC BANCORP ENDED ITS EIGHTH CONSECUTIVE

YEAR OF STEADILY IMPROVED EARNINGS. TANGIBLE BOOK VALUE

PER SHARE INCREASED 108% OVER THE PAST FIVE YEARS.''

FINANCIAL HIGHLIGHTS

AT YEAR END                               1993            1992            1991            1990            1989
- -----------------------------   --------------  --------------  --------------  --------------  --------------
Total Assets                    $1,417,193,000  $1,232,517,000  $  932,065,000    $706,160,000    $518,571,000
Cash and Investments               146,513,000     158,306,000      62,107,000      96,104,000     101,257,000
Loans, Net                       1,233,995,000   1,042,478,000     848,404,000     590,643,000     404,194,000
Thrift Certificates                751,671,000     698,772,000     605,765,000     538,270,000     444,374,000
FHLB Advances                      468,530,000     363,530,000     214,970,000      87,470,000              --
Subordinated Debentures             60,957,000      55,050,000      33,322,000      23,583,000      23,875,000
Stockholders' Equity               104,946,000      92,125,000      59,312,000      33,172,000      25,555,000
Loans Serviced For Others          814,453,000     781,561,000     794,893,000     796,583,000     426,138,000
Tangible Book Value Per Share           $13.58          $11.94           $9.59           $7.71           $7.11

FOR THE YEAR                              1993            1992            1991            1990            1989
- -----------------------------   --------------  --------------  --------------  --------------  --------------
Total Interest Income           $   98,347,000  $   95,563,000  $   82,583,000  $   66,298,000  $   46,049,000
Net Interest Income                 41,430,000      36,587,000      26,746,000      15,826,000       8,429,000
Net Income                      $   12,439,000  $   11,762,000  $    7,505,000  $    3,804,000  $    1,110,000
Average Fully-diluted
  Shares Outstanding                10,567,800       7,832,484       5,077,931       3,994,135       3,581,676
Fully-diluted Earnings
   Per Share                             $1.33           $1.51           $1.48            $.98            $.32
- -----------------------------   --------------  --------------  --------------  --------------  --------------

Stock Dividend: The Company declared a 3% common stock dividend to stockholders of record February 18, 1994. All share, per share and related financial information included in this Annual Report has been restated to give effect to this stock dividend.


NET INCOME
In $ Millions

[ Net Income graph goes here ]


TOTAL ASSETS
In $ Millions

[ Total Assets graph goes here ]


TOTAL CAPITAL
In $ Millions

[ Total Capital graph goes here ]

FIRST REPUBLIC CORPORATE PROFILE

First Republic is a leading banking and mortgage banking institution serving four major urban markets - San Francisco, Los Angeles and San Diego, California and Las Vegas, Nevada. We are financially very strong, customer service-oriented and narrowly focused on our core lending and savings businesses. We believe that the critical measure of our success is the high number of satisfied, repeat customers we are privileged to serve.

First Republic's customers benefit substantially from:

 - A very strong capital position of 17.6% risk-based capital
   (over 220% of regulatory guidelines).

 - Old-fashioned personal customer service.

 - Extremely high quality, long-term personnel.

 - Specialized product lines.

 - Operating cost efficiency.

 - Competitive terms and rates.

First Republic Bancorp Inc.'s stock is traded on the New York
Stock Exchange under the symbol FRC.

STOCKHOLDERS' MESSAGE

OUR STRONG CAPITAL POSITION ALLOWS US TO TAKE ADVANTAGE OF OPPORTUNITIES.

Dear Stockholders:

   Despite the ongoing recession in California, we are pleased to report that First Republic had another successful year in 1993_our 8th year of consecutively improved profitability. We continued to build our balance sheet, increase our capital account, and improve asset quality. As part of our strategy of expanding our deposit-taking franchise, we also opened two new San Francisco branches and, near year end, acquired a deposit-taking, FDIC-insured thrift and loan in Las Vegas, Nevada, renamed First Republic Savings Bank.

   CAPITAL STRENGTH We believe that our solid performance in the face of continued weakness in our California markets is a favorable reflection upon our long-term, conservative, asset and capital strategies. First Republic adheres to a philosophy that places the utmost importance upon the safety and financial strength of the enterprise. During the early 1990's, when it was obvious that the country and California were experiencing a significant recession, we completed several financings to raise additional capital that would protect the Company through difficult times. These steps proved to be very sound, if in retrospect even a bit excessive. At year end 1993, our total risk-based capital was 17.6% of total assets_220% of regulatory requirements.

   1993 OPERATING RESULTS At First Republic, we continue to work hard to maintain a consistent record of financial performance. Our delinquent assets have never exceeded 2.6% of total assets at the end of any quarter and equaled 1.55% at year end.

   In the context of the challenging economic environment in which we operated, let us review some of the key financial results for 1993:

[BAR CHART]

   Net earnings grew 6% to $12,439,000, or fully-diluted earnings per share of $1.33 on 35% more shares.

   Tangible book value per share was $13.58 at year end (after our recent stock dividend), a 14% increase during 1993.

   Tangible book value per share has increased 108% over the past five years or a compounded annual growth rate of 16%.

   Total assets reached $1,417,193,000, a 15% increase for the year.

   Loan originations increased to $944,796,000. Return on average equity was 12.7%.

   Deposit locations increased 50% to 9 from 6 a year ago. General and administrative expenses remained low at 1.33% of average assets.

   Assets per full-time employee averaged approximately $10,000,000. Profits per full-time employee were $94,200.


[PHOTO APPEARS HERE]
James H. Herbert, II
President & CEO (left)
Roger O. Walther, Chairman


   DEPOSIT FRANCHISE DEVELOPMENT We had targeted deposit franchise improvement as an area of opportunity for First Republic. In September 1993, we opened our first neighborhood deposit branch in San Francisco, on Geary Boulevard, which in its first months is proving to be quite successful. In early January 1994, we opened a second San Francisco neighborhood branch, in the city's Chinatown district, which we expect to be a significant savings branch over the long term.

   First Republic has been an active lender in Las Vegas, Nevada for several years but has not had deposit-taking capability in this rapidly growing market. In January 1994, we completed the conversion of the Nevada thrift and loan we acquired in late 1993 into First Republic Savings Bank. This establishes a full deposit-taking presence for us in Las Vegas and is proving quite successful.

STOCKHOLDERS' MESSAGE

FIRST REPUBLIC THRIFT & LOAN HAS ACHIEVED OVER 109 CONSECUTIVELY PROFITABLE QUARTERS.

   During 1993, we expanded our use of Federal Home Loan Bank long-term advances to $468,530,000. These primarily adjustable rate advances have an average maturity of 12 years and are an attractively priced source of matched funds. A significant portion of these funds was used to continue our commitment to provide low- and moderate-income housing in our markets, making First Republic a disproportionately large user of such special advances.

   QUALITY OF ASSETS High asset quality, a continuous top priority at First Republic, remained satisfactory in 1993. In the face of the depressed real estate market and general economy in California, nonaccruing assets and real estate owned were only 1.55% of total assets at year end. At the end of 1993, reserves represented 1.01% of total loans and 109% of nonaccruing loans. Writedowns and chargeoffs during 1993 were primarily in our multifamily loan portfolios in Northern and Southern California.

   LOOKING AHEAD First Republic is well positioned financially and operationally to benefit from an economic recovery in our markets. Although it is difficult to predict the California economic outlook, we are encouraged by the steady turnaround of the national economy, which is slowly having a favorable effect upon California.

   As a result of the Northridge, California earthquake of January 17, 1994, approximately $35 million of our Southern California loans appear to be adversely impacted. Based on our current best estimate of damage or related economic impact to borrowers and their properties, we will provide a special loan valuation reserve of $4,000,000 during the quarter ending March 31, 1994. This provision is intended to maintain the integrity of our reserve level.

   As a result of our strong capital position, we have been able to build our Company as many competing financial institutions have faltered. The banking industry will continue to consolidate both as a result of weaker institutions being eliminated and mergers and acquisitions_including the inevitable advance of interstate banking. In this environment, we believe that well-capitalized institutions with established customer franchises and clearly focused geographic and product strategies will prevail. First Republic is such an institution.

   In our letter to you last year, we stated that our objectives for 1993 were to gain market share in residential lending and build our retail deposit franchise. We accomplished both goals. Our plans for 1994 include expanding our deposit franchise by adding new customers; focusing on single family home loans, with a cautious reentry into multifamily and commercial mortgage lending; improving operating efficiencies and more fully utilize our substantial capital base through asset growth.

   We enter 1994 optimistic about the future of First Republic. Based upon the satisfactory results of 1993, the Board of Directors declared a 3% stock dividend payable to our stockholders of record as of February 18, 1994.

   We appreciate the continuing confidence and support of our customers, stockholders, and First Republic family.


/s/ Roger O. Walther             /s/ James H. Herbert, II

Roger O. Walther                 James H. Herbert, II

Chairman                         President and Chief Executive Officer


                                  [BAR CHART]

SAFETY THROUGH CAPITAL STRENGTH

   FIRST REPUBLIC'S STRONG CAPITAL POSITION IS A VITAL SAFEGUARD FOR OUR CUSTOMERS' ASSETS. Serious savers are prudent savers. They want to bank with an institution whose safety and stability are unquestioned and they want to earn competitive rates on their deposits. At First Republic, we meet both these goals by combining capital strength and profitability_and we add a strong commitment to friendly, efficient customer service.

   First Republic has assets of more than $1.4 billion. And we have an exceptionally strong capital foundation with the seventh highest ratio of capital to risk-adjusted assets among the 50 largest financial institutions in California. At December 31, 1993, our risk-adjusted ratio was 17.6%, or more than 220% of regulatory guidelines. Deposits are FDIC-insured, an added measure of security and peace of mind.

   We maintain our strong capital position through prudent, conservative lending and by working hard to ensure that our activities, both lending and deposit-taking, are profitable. Through year end 1993, First Republic Thrift & Loan had 109 consecutive quarters of profitability. We are proud of this record_but not complacent_improving productivity and keeping costs low remain priorities.


                                  [BAR CHART]

                             [PHOTO APPEARS HERE]

``I HAVE BEEN A STEADFAST FIRST REPUBLIC CUSTOMER FOR OVER 8 YEARS AND THEY HAVE HELPED ME INVEST IN THE FUTURE. I AM DELIGHTED TO SEE THEM BRINGING THEIR FRIENDLY SERVICE TO A GREATER NUMBER OF CUSTOMERS.''

         Rosa Maria Rodriguez, Owner of Pepito's Northern California restaurants


                             [PHOTO APPEARS HERE]

COMPETITIVE RATES

   WE OFFER THE PRODUCTS YOU NEED, THE RATES YOU DESERVE, CAPITAL STRENGTH AND A GROWING BRANCH NETWORK. Focusing on operating efficiency and profitability helps us pay competitive rates on customer deposits_safely. To our way of thinking, prudent expense management is compatible with a commitment to customer service.

   We concentrate only on a few products that are the most valuable to our customers. You won't find a First Republic branch on every corner, but you will find highly personalized service and a wide range of flexible, custom-tailored savings products_and no service charges. First Republic depositors can choose a term account that's right for them, with virtually any maturity date. We offer a competitive interest paying money market account with unlimited transactions, and in 1994, we'll introduce a limited check writing money market account.

   Expanding our deposit customer base is an increasingly important part of the First Republic strategy. We added many new customers during the past year. One reason was our decision last year to lower our minimum account size from $10,000 to $5,000. To better serve a broader diversity of customers, we have opened two new branch offices in San Francisco_one on Geary Boulevard and one in Chinatown. In January 1994, we opened an FDIC-insured deposit-taking institution, First Republic Savings Bank, in Las Vegas, Nevada. New and old customers benefit from the increased convenience of a larger branch network.

[PHOTO APPEARS HERE]

Carol Meek, Vice President Savings, (center) with her First Republic customers Curt Peterson,
Lea Stublarec and their daughters
Whitney & Hillary, Rosa Maria Rodriguez
and Mr. and Mrs. Elliot Wolf.

EXTENSIVE EXPERIENCE IN HOME LENDING

   WE KNOW THE MARKETS WE SERVE, WE UNDERSTAND OUR BORROWERS' UNIQUE NEEDS AND OUR LENDING PROFESSIONALS DELIVER. We do best what we know best, and we have chosen our lending niches carefully, specializing in lending (for homes and multifamily units) in the urban areas of San Francisco, Los Angeles, and Las Vegas. The cornerstone of our lending philosophy is a keen understanding of and commitment to the markets we serve. The last several years have underscored how this focused approach_implemented by an experienced, professional team_translates into increased business and our position as a respected residential lender.

   Local market knowledge is key. It enables our bankers to accurately assess property values, serve customers and evaluate market dynamics. First Republic loan officers use their market expertise to evaluate every transaction. Moreover, a member of our executive loan team visits virtually every property before we make a loan_critical first hand input to the decision-making process and continued market knowledge.

   We work closely with our borrowing customers to understand their often unique needs and their credit and financial strength. Knowing our clients is the foundation of long-term relationships and helps us provide the outstanding customer service that is a First Republic hallmark.


                                  [BAR CHART]

                          ``FIRST REPUBLIC GAVE US GREAT SERVICE, SAVING US TIME
                                    THAT WE CAN SPEND AT HOME WITH OUR FAMILY.''

                                               Barry Bonds, San Francisco Giants
10

                             [PHOTOS APPEAR HERE]

MEETING THE COMPLEX NEEDS OF BORROWERS

   WE PROVIDE OBJECTIVE COUNSEL AND PERSONALIZED ATTENTION TO BORROWERS AT EVERY STAGE OF A TRANSACTION. Customer service is as important in lending as it is in deposit-taking. Our lending professionals serve as guides throughout the entire borrowing process. We respond to loan requests quickly and with a high level of individual attention.

   Beyond personal service, we provide a full array of loan products. We provide both fixed and adjustable loans, plus customized products to give customers even more flexibility_including bridge loans, blended mortgages and our First Line[TM] home equity credit line.

   For customers who prefer fixed-rate loans, First Republic is a major mortgage banker_an intermediary for investors. Last year we placed more than $425 million of mortgages for our customers with private and institutional investors. We work with delegated lending authority for extra promptness.

   We always retain the role of servicing the loans we place with investors and thus remain as your banker. Servicing a mortgage is critical to building ongoing relationships, and relationships are pivotal to our high level of repeat business and client referrals. Last year, for example, over 53% of our loan originations came from existing customers or their direct referrals.

                             [PHOTO APPEARS HERE]

                                  [BAR CHART]

``DISCREET, EFFICIENT AND THOROUGH_THAT'S HOW WE WOULD DESCRIBE OUR BANKERS AT FIRST REPUBLIC.''

Lenore Conroy and her husband Pat Conroy, author of The Prince of Tides and forthcoming novel Beach Music.

                             [PHOTOS APPEAR HERE]

INVESTING IN THE COMMUNITIES WE SERVE

   MEETING THE CREDIT NEEDS OF LOW- AND MODERATE-INCOME NEIGHBORHOODS HAS LONG BEEN A VITAL PART OF OUR MISSION. Since our inception, First Republic has worked hard to meet the needs of our communities_particularly the challenge of providing affordable housing. We are an active provider of ``conforming'' single family mortgages (designed for first-time and moderate-income buyers) and a very significant lender for lowand moderate-income multifamily housing.

   Part of the challenge is to ensure that our lending standards are applied fairly and uniformly. All First Republic loan officers are trained and must comply with our written ``Fair Lending'' policy. In addition, our dedicated teams of professionals actively market our services in low- and moderate-income neighborhoods. We offer special first-time home buyer programs, lines of credit for home owners, and seismic upgrades to existing older buildings in more densely populated areas.

   First Republic is one of the largest users of the special Federal Home Loan Bank Community Investment Program, providing funds to creditworthy local builders, renovators, and housing developers in low- to moderate-income areas. We have financed the construction of 3,000 modestly priced homes and over 3,000 multifamily housing units in the Las Vegas, Nevada area. We were the first, and remain the largest, user of the FHLB Community Rebuilding Funds to reconstruct parts of central Los Angeles.


                                  [PIE CHART]

                                  ``OWNING A HOME IS PART OF THE AMERICAN DREAM.
                     THANKS TO FIRST REPUBLIC, THAT DREAM IS A REALITY FOR US.''

    Mr. and Mrs. Antonio Martinez with their children, Antonio Jr. and Daniela.

                             [PHOTOS APPEAR HERE]

``FIRST REPUBLIC SHARES MY COMMITMENT TO THE COMMUNITY AND HELPED ME FIND AN INNOVATIVE FINANCING SOLUTION.''

                                      Louis Gage, San Francisco apartment owner


Louis Gage (far right) and some of his family of tenants, Mr. Robert Baldwin (left), Ms. Gertie Crayton and daughter Denise, and Mrs. Jessie Godine (right).

                             [PHOTO APPEARS HERE]

SUPPORTING HIGH QUALITY AFFORDABLE HOUSING

   FIRST REPUBLIC ACTIVELY SUPPORTS CLEAN, SAFE AND AFFORDABLE HOUSING. When lending to owners and developers of low- and moderate-income housing, our goal is not merely to increase the number of units available but to increase housing quality as well. At December 31, 1993, First Republic held millions of dollars of loans secured by low- to moderate-income apartment buildings, representing 63% of all of our residential loans by housing units.

   To make sure our investments are working hard to benefit the urban communities in which we operate, we seek building owners with a demonstrated commitment to innovation and a desire to improve the living standards of their tenants. As a result, First Republic has helped finance and renovate a large number and variety of multifamily properties in inner cities that are clean, safe and affordable.

   We are willing to invest the time and effort to identify high-quality affordable housing projects. For example, First Republic went the extra step to create a workable financing solution for Louis Gage, an innovative San Francisco apartment owner. Today Mr. Gage's apartment buildings in San Francisco's Western Addition are models of affordable urban low-income housing_they provide tenants with high-quality living conditions, a clean, secure environment, and a genuine sense of community.


                                  [PIE CHART]

MANY WAYS TO MEET COMMUNITY NEEDS

   AT FIRST REPUBLIC, OUR COMMUNITY INVOLVEMENT IS EXTENSIVE, DIVERSE AND INNOVATIVE. We focus on innovative ways to apply our capabilities to the needs of our communities. Often these lending projects are nontraditional, such as our small business loans in Los Angeles and rehabilitation projects for housing and commercial properties that preserve the character of our neighborhoods. We have made loans for such diverse projects as the conversion of industrial spaces into housing lofts and the seismic upgrading of several schools.

   In one recent project, we provided a construction loan to renovate San Francisco's historic Flood Building, a downtown landmark that was seeking to modernize. With our help, the Flood Building has been fully restored and developed into an array of successful retail shops and offices.

   We also have an active program that aids many nonprofit educational, social, and cultural organizations in our markets. One notable program is assistance to the clients of Raphael House, a shelter for homeless families in San Francisco that assists them in obtaining benefits, finding employment, and securing permanent housing. Another is the sponsorship of the San Francisco Exploratorium's community outreach program which brings this wonderful institution's teaching activities into inner-city neighborhoods.


                                  [BAR CHART]

                                   ``WITHOUT FIRST REPUBLIC'S HELP, WE WOULD NOT
                         HAVE BEEN ABLE TO RENOVATE THE HISTORIC FLOOD BUILDING,
                                           A SAN FRANCISO LANDMARK SINCE 1903.''

                                                 James C. Flood, Owner/Developer

                             [PHOTOS APPEAR HERE]

                          CONSOLIDATED BALANCE SHEET

                          December 31, 1993 and 1992

ASSETS                                             1993             1992
                                              ---------------  ---------------

Cash                                          $   19,903,000   $   11,862,000
Federal funds sold and short-term
  investments                                     18,883,000       86,439,000
Interest bearing deposits at other
  financial institutions                             592,000          690,000
Investment securities (market value
  $85,063,000 and $40,778,000 at
  December 31, 1993 and 1992,
  respectively) (Note 2)                          84,208,000       40,638,000
Federal Home Loan Bank stock, at cost             22,927,000       18,677,000
                                              --------------   --------------
                                                 146,513,000      158,306,000
Loans (Note 3):
  Single family (1-4 unit) mortgages             546,232,000      366,612,000
  Multifamily (5+ units) mortgages               387,757,000      405,399,000
  Commercial real estate mortgages               229,914,000      204,611,000
  Commercial business loans                        8,346,000       11,981,000
  Multifamily construction loans                   5,707,000       19,574,000
  Single family construction loans                14,512,000       14,703,000
  Equity lines of credit                          31,213,000       35,255,000
  Leases, contracts and other                      1,333,000          451,000
  Loans held for sale                             31,044,000        9,199,000
                                              --------------   --------------
                                               1,256,058,000    1,067,785,000
  Less:
  Unearned fee income                             (9,406,000)     (12,621,000)
  Reserve for possible losses                    (12,657,000)     (12,686,000)
                                              --------------   --------------
    Net loans                                  1,233,995,000    1,042,478,000

Accrued interest receivable                        8,110,000        8,265,000
Prepaid expenses and other assets (Note 4)        14,940,000       11,920,000
Other real estate owned                            9,961,000        8,937,000
Premises, equipment and leasehold
  improvements, net of accumulated
  depreciation of $4,031,000 in 1993
  and $3,411,000 in 1992                           3,674,000        2,611,000
                                              --------------   --------------

    Total Assets                              $1,417,193,000   $1,232,517,000
                                              ==============   ==============

See accompanying notes.

                          CONSOLIDATED BALANCE SHEET

                          December 31, 1993 and 1992

LIABILITIES AND STOCKHOLDERS' EQUITY               1993             1992
                                              --------------   --------------
Liabilities:

   Thrift certificates (Note 5):
     Passbook accounts                        $  117,161,000   $  111,089,000
     Investment certificates                     634,510,000      587,683,000
                                              --------------   --------------
       Total thrift certificates                 751,671,000      698,772,000

   Interest payable                                8,105,000        7,832,000
   Custodial receipts on loans
     serviced for others                           1,046,000        1,673,000
   Other liabilities                               8,358,000        1,860,000
   Federal Home Loan Bank advances
     (Note 6)                                    468,530,000      373,530,000
   Other borrowings (Note 7)                      13,580,000        1,675,000
                                              --------------   --------------
       Total senior liabilities                1,251,290,000    1,085,342,000
   Senior subordinated debentures
     (Note 8)                                      9,981,000       20,550,000
   Subordinated debentures (Note 9)               16,476,000               --
   Convertible subordinated
     debentures (Note 10)                         34,500,000       34,500,000
                                              --------------   --------------
      Total liabilities                        1,312,247,000    1,140,392,000
                                              --------------   --------------

Commitments (Note 14)

Stockholders' equity (Notes 13 and 15):

   Common stock, $.01 par value;
     20,000,000 shares authorized,
     7,744,541 and 7,716,086 shares
     issued and outstanding at
     December 31, 1993 and 1992,
     respectively                                     77,000           77,000
   Capital in excess of par value                 71,124,000       67,920,000
   Retained earnings                              35,296,000       25,803,000
   Deferred compensation--ESOP                    (1,200,000)      (1,675,000)
   Treasury stock, at cost; 25,750
     shares at December 31, 1993                    (351,000)              --
                                              --------------   --------------
        Total stockholders' equity               104,946,000       92,125,000
                                              --------------   --------------

Total Liabilities and Stockholders' Equity    $1,417,193,000   $1,232,517,000
                                              ==============   ==============

See accompanying notes.


                       CONSOLIDATED STATEMENT OF INCOME

                 Years ended December 31, 1993, 1992 and 1991

                                                                 1993                   1992             1991
                                                              -----------          --------------   --------------
Interest income:
  Interest on real estate  and other loans                    $93,212,000          $   91,828,000   $   76,766,000
  Interest on investments                                       5,135,000               3,735,000        5,817,000
                                                              -----------          --------------   --------------
    Total interest income                                      98,347,000              95,563,000       82,583,000
                                                              -----------          --------------   --------------
Interest expense:
  Interest on thrift accounts                                  35,318,000              39,636,000       42,681,000
  Interest on debentures and other borrowings                  21,599,000              19,340,000       13,156,000
                                                              -----------          --------------   --------------
    Total interest expense                                     56,917,000              58,976,000       55,837,000
                                                              -----------          --------------   --------------
Net interest income                                            41,430,000              36,587,000       26,746,000
Provision for losses (Note 3)                                   4,806,000               7,783,000        6,241,000
                                                              -----------          --------------   --------------
Net interest income after provision  for losses                36,624,000              28,804,000       20,505,000
                                                              -----------          --------------   --------------
Non-interest income:
  Servicing fees, net                                           1,233,000               1,110,000        1,694,000
  Loan and related fees                                         1,937,000               1,975,000        1,220,000
  Gain on sale of loans                                         2,250,000               3,257,000          599,000
  Loss on sale of investment securities                                --                (852,000)        (563,000)
  Other income                                                      2,000                   7,000          390,000
                                                              -----------          --------------   --------------
    Total non-interest income                                   5,422,000               5,497,000        3,340,000
                                                              -----------          --------------   --------------
Non-interest expense:
  Salaries and related benefits                                 5,393,000               5,173,000        4,567,000
  Occupancy                                                     1,872,000               1,460,000        1,158,000
  Advertising                                                   1,340,000               1,047,000          832,000
  Professional fees                                               542,000                 660,000          459,000
  REO costs and losses                                          3,477,000                 309,000          330,000
  Other general and administrative                              8,023,000               5,847,000        3,953,000
                                                              -----------          --------------   --------------
    Total non-interest expense                                 20,647,000              14,496,000       11,299,000
                                                              -----------          --------------   --------------
Income before provision for income taxes                       21,399,000              19,805,000       12,546,000
Provision for income taxes (Note 12)                            8,960,000               8,043,000        5,041,000
                                                              -----------          --------------   --------------
Net income                                                    $12,439,000          $   11,762,000   $    7,505,000
                                                              ===========          --------------   --------------

Net income applicable to common stock                         $12,439,000          $   11,762,000   $    7,165,000
                                                              ===========          ==============   ==============

Primary earnings per share                                     $     1.55          $         1.53   $         1.60
                                                              ===========          ==============   ==============

Fully-diluted earnings per share                              $      1.33          $         1.51   $         1.48
                                                              ===========          ==============   ==============

Weighted average fully-diluted shares outstanding              10,567,800               7,832,484        5,077,931
                                                              ===========          ==============   ==============

See accompanying notes.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 Capital in
                                                    Preferred      Common        excess of        Retained
YEARS ENDED DECEMBER 31, 1991, 1992 and 1993        stock          stock         par value        earnings
- ---------------------------------------------       ---------      --------      -----------      -----------
Balance at January 1, 1991                           $ 2,000       $ 30,000      $26,595,000      $ 6,876,000
Loss on sale of fixed-income fund securities
Deferred compensation--ESOP
Dividends on Series B preferred stock                                                                (340,000)
Exercise of options on 24,029 shares of
  common stock                                                                       213,000
Issuance of 1,816,188 shares of common stock                         18,000       17,901,000
Resale of 307,661 shares of common stock,
  previously subject to repurchase                                    3,000        2,584,000
Conversion of preferred into common stock             (1,000)         8,000           (7,000)
Net income                                                                                          7,505,000
- ---------------------------------------------        -------       --------      -----------      -----------
Balance at December 31, 1991                           1,000         59,000       47,286,000       14,041,000

Deferred compensation--ESOP
Exercise of options on 43,284 shares of
  common stock                                                                        87,000
Issuance of 1,490,540 shares of common stock                         15,000       20,549,000
Conversion of preferred into common stock             (1,000)         3,000           (2,000)
Net income                                                                                         11,762,000
- ---------------------------------------------         ------       --------      -----------      -----------
Balance at December 31, 1992                              --         77,000       67,920,000       25,803,000

Deferred compensation--ESOP
Effect of stock dividend                                                           2,946,000       (2,946,000)
Exercise of options on 21,028 shares of
  common stock                                                                       177,000
Issuance of 6,856 shares of common stock                                              81,000
Purchase of 25,750 treasury stock
Net income                                                                                         12,439,000
- ---------------------------------------------        -------       --------      -----------      -----------
Balance at December 31, 1993                         $    --       $ 77,000      $71,124,000      $35,296,000
=============================================        =======       ========      ===========      ===========

                                                   Allowance for
                                                   market decline
                                                   of fixed-           Deferred                           Total
YEARS ENDED DECEMBER 31,                           income fund         compensation--      Treasury       stockholders'
        1991, 1992 and 1993                        securities          ESOP                stock          equity
- ---------------------------------------------      --------------      --------------      ---------      -------------
Balance at January 1, 1991                           $(518,000)         $(2,400,000)       $      --      $ 30,585,000
Loss on sale of fixed-income fund securities           518,000                                                 518,000
Deferred compensation--ESOP                                                 325,000                            325,000
Dividends on Series B preferred stock                                                                         (340,000)
Exercise of options on 24,029 shares of
  common stock                                                                                                 213,000
Issuance of 1,816,188 shares of common stock                                                                17,919,000
Resale of 307,661 shares of common stock,
  previously subject to repurchase                                                                           2,587,000
Conversion of preferred into common stock                                                                           --
Net income                                                                                                   7,505,000
- ---------------------------------------------        ---------          -----------        ---------      ------------
Balance at December 31, 1991                                --           (2,075,000)              --        59,312,000

Deferred compensation--ESOP                                                 400,000                            400,000
Exercise of options on 43,284 shares of
  common stock                                                                                                  87,000
Issuance of 1,490,540 shares of common stock                                                                20,564,000
Conversion of preferred into common stock                                                                           --
Net income                                                                                                  11,762,000
- --------------------------------------------         ---------          -----------        ---------      ------------
Balance at December 31, 1992                                --           (1,675,000)              --        92,125,000

Deferred compensation--ESOP                                                 475,000                            475,000
Effect of stock dividend                                                                                            --
Exercise of options on 21,028 shares of
  common stock                                                                                                 177,000
Issuance of 6,856 shares of common stock                                                                        81,000
Purchase of 25,750 treasury stock                                                           (351,000)         (351,000)
Net income                                                                                                  12,439,000
- ---------------------------------------------        ---------          -----------        ----------     ------------
Balance at December 31, 1993                         $      --          $(1,200,000)       $(351,000)     $104,946,000
=============================================        =========          ===========        =========      ============

See accompanying notes.

                      CONSOLIDATED STATEMENT OF CASH FLOW

                  Years ended December 31, 1993, 1992 and 1991

                                                             1993            1992            1991
                                                        --------------  --------------  --------------
Operating Activities
  Net Income                                            $  12,439,000   $  11,762,000   $   7,505,000
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
  Provision for losses                                      4,806,000       7,783,000       6,241,000
  Provision for depreciation and amortization               1,892,000       1,673,000       1,787,000
  Amortization of loan fees                                (4,688,000)     (4,482,000)     (2,669,000)
  Amortization of investment securities discounts              (1,000)       (125,000)       (171,000)
  Amortization of investment securities premiums              125,000         203,000         256,000
  Loans originated for sale                              (361,498,000)   (226,507,000)   (124,543,000)
  Loans sold into commitments                             339,653,000     240,577,000     103,565,000
  (Increase) decrease in deferred taxes                       655,000        (944,000)     (2,310,000)
  Net losses on investment securities                              --         852,000         563,000
  Net gains on sale of loans                               (2,250,000)     (3,257,000)       (599,000)
  (Increase) decrease in interest receivable                 (384,000)        568,000      (2,299,000)
  Increase in interest payable                                273,000         835,000         351,000
  Increase in other assets                                 (4,049,000)     (2,685,000)     (1,055,000)
  Increase in other liabilities                             5,216,000         353,000       1,094,000
                                                        -------------   -------------   -------------
    Net Cash Provided (Used) By Operating Activities       (7,811,000)     26,606,000     (12,284,000)

Investment Activities
  Loans originated                                       (583,298,000)   (599,694,000)   (319,960,000)
  Loans purchased                                          (5,447,000)    (12,342,000)    (70,307,000)
  Other loans sold                                         85,822,000     132,974,000      16,396,000
  Principal payments on loans                             305,594,000     241,467,000     135,040,000
  Purchases of investment securities                      (44,230,000)    (19,406,000)     (8,964,000)
  Sales of investment securities                                   --       3,247,000      22,167,000
  Repayments of investment securities                       5,814,000       3,333,000       6,011,000
  Net decrease in short-term investments                      979,000         410,000       1,106,000
  Additions to fixed assets                                (1,660,000)       (708,000)       (664,000)
  Net proceeds from sale of REO (Note 1)                   18,629,000      19,756,000       4,875,000
                                                        -------------   -------------   -------------
    Net Cash Used By Investing Activities                (217,797,000)   (230,963,000)   (214,300,000)

Financing Activities
  Net increase in thrift passbooks                          6,072,000      26,896,000      12,429,000
  Issuance of investment certificates                     308,860,000     362,419,000     334,606,000
  Repayments of investment certificates                  (262,033,000)   (296,308,000)   (279,540,000)
  Increase in long-term FHLB advances                      85,000,000     209,560,000     105,000,000
  Repayments of long-term borrowings                         (475,000)       (400,000)       (325,000)
  Net increase (decrease) in short-term borrowings         22,380,000     (56,500,000)     18,381,000
  Decrease in deferred compensation--ESOP                     475,000         400,000         325,000
  Issuance of debentures                                   16,476,000      34,500,000      10,000,000
  Repayment of subordinated debentures                    (10,569,000)    (12,772,000)       (261,000)
  Sale of common stock                                         81,000      20,564,000      17,919,000
  Proceeds from common stock options exercised                177,000          87,000         213,000
  Purchase of treasury stock                                 (351,000)             --              --
                                                        -------------   -------------   -------------
    Net Cash Provided By Financing Activities             166,093,000     288,446,000     218,747,000
Increase (decrease) in Cash and Cash Equivalents          (59,515,000)     84,089,000      (7,837,000)
Cash and Cash Equivalents at Beginning of Year             98,301,000      14,212,000      22,049,000
                                                        -------------   -------------   -------------
Cash and Cash Equivalents at End of Year                $  38,786,000   $  98,301,000   $  14,212,000
                                                        =============   =============   =============

See accompanying notes.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.  Summary of Significant Accounting Policies
         ------------------------------------------

     Basis of presentation and organization
     --------------------------------------

     The consolidated financial statements of First Republic Bancorp Inc. ("First Republic") include its subsidiaries, First Republic Thrift & Loan ("First Thrift"), First Republic Mortgage Inc. and First Republic Savings Bank. First Republic Savings Bank, an FDIC-insured Nevada Thrift and Loan, was acquired in December 1993 for a cash purchase price of $1,414,000; at acquisition, its assets totalled $2,105,000 and its deposit liabilities totalled $762,000. First Republic and its subsidiaries are collectively referred to as the "Company." All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 1992 and 1991 financial statements in order for them to conform with the 1993 presentation.

     Recognition of income on loans
     ------------------------------

     Interest income from real estate and business loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely.

     Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using the interest method.

     Reserve for possible losses
     ---------------------------

     The Company provides for losses by charging current income in such amounts as are required to establish a reserve for possible losses that management considers to be adequate, based upon a review of past loss experience, loan delinquencies, and the underlying collateral value of loans and investments. It is the Company's policy to charge off balances that are deemed uncollectible.

     Anticipating a possible recession, the Company began to provide additional reserves in July 1990 by establishing a recession reserve category. The total of such reserves was $6,012,000 at December 31, 1992, after provisions of $7,270,000 and net chargeoffs of $8,362,000 during 1992. The total of such reserves was $5,104,000 at December 31, 1993, after provisions of $4,000,000 and net chargeoffs of $5,058,000 during 1993. As long as recessionary conditions continue, such reserve will be added to at the discretion of management, based on analyses performed each quarter.

     In May 1993, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires creditors to measure impairment of a loan based on one of the following: (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the fair value of the underlying collateral or (iii) the fair value of the loan. If the measure of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for losses. SFAS No. 114 applies to financial statements for fiscal years beginning after December 15,1994. Earlier implementation is permitted. The Company plans to implement SFAS No. 114 for the year ended December 31, 1995. The impact of the statement on the Company's results of operations and financial position is expected to be immaterial.

     Investment securities
     ---------------------

     Investment securities are recorded at historical cost, adjusted for amortization of premium and accretion of discount, where appropriate. Realized gains and losses on the sale of investment securities are computed based on the cost basis of securities specifically identified.

     Investments acquired for short term appreciation or other trading purposes are recorded in a trading portfolio and are carried at market value. Realized and unrealized gains and losses are reported in non-interest income. At December 31, 1993 and 1992, no trading assets were owned.

     In May 1993, the FASB issued SFAS No. 115 "Accounting For Certain Investments in Debt and Equity Securities" addressing the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments would be classified in three categories and accounted for as follows: (i) debt securities that the entity has the positive intent and ability to hold to maturity would be classified as "held to maturity" and reported at amortized cost; (ii) debt securities that are held for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt securities not classified as either securities held to maturity or trading securities would be classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity. The Company will implement SFAS No. 115 in the first quarter of 1994. The impact on the Company's results of operations and financial position is expected to be immaterial.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Other real estate owned
     -----------------------

     Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Company owned, or treated as foreclosed in substance, real estate of $9,961,000 at December 31, 1993 and $8,937,000 at December 31, 1992.

     Loans in the amount of $21,954,000 in 1993 and $32,576,000 in 1992 were transferred to other real estate owned. Additionally, subsequent loans to facilitate the sale of other real estate owned were $13,833,000 and $18,494,000 in 1993 and 1992, respectively.

     Premises, equipment and leasehold improvements
     ----------------------------------------------

     Premises, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets which range from three to ten years or the term of the lease, whichever is shorter.

     Mortgage banking activities
     ---------------------------

     The Company sells loans and participating interests in loans on a non-recourse basis to generate servicing income and to provide funds for additional lending. Loans sold includes loans originated into investor commitments with the sale approved prior to origination. Gains and losses are recognized at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass through yield to the buyer. Premiums are calculated as the present value of excess service fees expected to be collected in future periods and are amortized over the estimated life of the loans, based on market factors.

     Purchased mortgage loan servicing rights represent the cost of acquiring the rights to service mortgage loans, which cost is amortized over the estimated life of the loans based on the interest method. The amount of loans being serviced for others totalled approximately $814,453,000 and $781,564,000 at December 31, 1993 and 1992, respectively.

     Loans are classified as held for sale when the Company is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees, or market.

     Interest rate cap and swap agreements
     -------------------------------------

     Interest rate cap agreements are purchased to reduce the Company's exposure to rising interest rates which would increase the cost of liabilities above the maximum yield which could be earned on certain adjustable rate mortgages and investments. Costs are amortized using the straight-line method over the life of the agreements, and benefits are recognized when realized. Interest rate swap agreements convert the cost of certain Federal Home Loan Bank advances from a fixed rate to a variable rate. The differential to be paid or received is accrued as an adjustment to interest expense as interest rates change.

     Income taxes
     ------------

     First Republic and its subsidiaries file a consolidated federal income tax return and a combined state tax return.

     Prior to January 1, 1992, the Company accounted for income taxes under SFAS No. 96, which specified that the liability method be used to account for income taxes.

     Effective January 1, 1992, the Company changed its method of accounting for income taxes to adopt SFAS No. 109, "Accounting for Income Taxes," which supersedes SFAS No. 96. Under the asset and liability method prescribed by SFAS No.109, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Under SFAS No. 109, deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

     Statement of cash flows
     -----------------------

     For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short term investments such as federal funds sold with maturity dates of less than ninety days. The Company paid interest of approximately $56,644,000 in 1993, $58,141,000 in 1992 and $55,486,000 in 1991. Additionally, the Company paid income taxes of $8,324,000, $9,075,000 and $7,932,000 for the years ended December 31,
     1993, 1992 and 1991, respectively.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share
- ------------------

Primary earnings per share is computed by dividing net income (less dividends on Series B preferred stock) by the weighted average number of common shares outstanding, plus the effect, when dilutive, of stock options.

Fully diluted earnings per share is computed by dividing net income by primary shares outstanding plus the potential effect of the conversion of the Series B preferred stock outstanding from January to November 1991. Due to the issuance of convertible subordinated debentures in December 1992, this calculation adds back to the Company's reported net income the effect of interest expense on these debentures, net of taxes, and increases the number of shares outstanding as if the debentures were converted into common stock.

Effective February 18, 1994, the Company issued a 3% stock dividend to stockholders of record. All share, per share, and related information has been restated to give retroactive effect to this stock dividend.

2.  Investment Securities
    ---------------------

The following summarizes by category the carrying value and approximate market value of investment securities, including mortgage backed securities ("MBS"), at December 31:

                                1993                      1992
                      ------------------------  ------------------------
                       Carrying      Market      Carrying      Market
                         Value        Value        Value        Value
                      -----------  -----------  -----------  -----------

   U.S. Government    $25,404,000  $26,135,000  $27,300,000  $27,611,000
   Agency MBS          13,788,000   14,054,000    5,517,000    5,501,000
   Other MBS           44,655,000   44,513,000    7,352,000    7,197,000
   Other                  361,000      361,000      469,000      469,000
                      -----------  -----------  -----------  -----------
                      $84,208,000  $85,063,000  $40,638,000  $40,778,000
                      ===========  ===========  ===========  ===========


At December 31, 1993, all of the investment securities carried interest rates which adjust annually or more frequently.

Market values are determined by current quotation, when available, or analysis of estimated future cash flows. The difference between market value and carrying value is represented by gross unrealized gains of $731,000 on U.S. Government securities, gross unrealized gains of $266,000 on Agency MBS and gross unrealized gains of $60,000 and losses of $202,000 on Other MBS at December, 31, 1993. There were gross unrealized gains of $311,000 on U.S. Government securities, and gross unrealized losses of $16,000 and $155,000 on Agency MBS and Other MBS, respectively, at December 31, 1992.

At December 31, 1993, Agency MBS with a book value of $12,701,000 and a market value of $12,946,000 are pledged as collateral for repurchase agreements (see
Note 7). The following table summarizes the Company's carrying value and estimated market value by maturity of investment securities owned at December 31, 1993:


                                              Carrying      Market
                                                Value        Value
                                             -----------  -----------

   Due in one year or less                   $   361,000  $   361,000
   Due after one year through five years              --           --
   Due after five years through ten years             --           --
   Due after ten years                        25,404,000   26,135,000
                                             -----------  -----------
                                              25,765,000   26,496,000
   Mortgage backed securities                 58,443,000   58,567,000
                                             -----------  -----------
                                             $84,208,000  $85,063,000
                                             ===========  ===========

Proceeds, gross gains and gross losses from sales of investment securities for each of the past three years were as follows:


                            1993          1992           1991
                         ----------    ----------     -----------

   Proceeds              $       --    $3,247,000     $22,167,000

   Gross gains           $       --    $    5,000     $   158,000
   Gross losses                  --      (857,000)       (721,000)
                         ----------    ----------     -----------
   Net gains (losses)    $       --    $ (852,000)    $  (563,000)
                         ==========    ==========     ===========


3.  Loans
    -----

Real estate loans are secured by real property and mature over periods ranging up to thirty years. At December 31, 1993, loans of $679,755,000 are pledged as collateral for FHLB advances.

Nonaccrual loans totalled $11,618,000 and $9,558,000 at December 31, 1993 and 1992, respectively. Restructured performing loans totalled $6,342,000 at December 31, 1993 and $3,366,000 at December 31, 1992. If nonaccrual loans had continued to realize interest in accordance with their original terms, approximately $1,136,000 and $712,000 of additional interest income would have been realized in 1993 and 1992, respectively. Interest income realized on these loans was approximately $324,000 and $170,000 in 1993 and 1992, respectively. If restructured loans had continued to realize interest in accordance with their original terms, approximately $106,000 and $116,000 of additional interest income would have been realized in 1993 and 1992, respectively. Interest income realized on these loans was approximately $284,000 and $165,000 in 1993 and 1992, respectively.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of the changes in the reserve for possible losses for the past three years follows:

                                          1993          1992          1991
                                      ------------  ------------  ------------

Balance at beginning of year          $12,686,000   $11,663,000   $ 5,254,000
Provision charged to operations         4,806,000     8,062,000     6,241,000
Reserve from purchased loans              200,000       466,000     2,240,000
Reserve of First Republic
 Savings Bank at acquisition               24,000            --            --
Chargeoffs on originated loans:
     Single family                       (209,000)     (328,000)     (259,000)
     Multifamily                       (3,367,000)   (3,961,000)     (706,000)
     Commercial real estate            (1,547,000)   (3,750,000)   (1,001,000)
     Commercial business loans            (76,000)     (213,000)     (186,000)
Recoveries on originated loans:
     Single family                             --        50,000            --
     Multifamily                               --         5,000        10,000
     Commercial real estate                92,000       654,000            --
     Commercial business loans             43,000        12,000         4,000
     Acquired loans, net                    5,000        26,000        66,000
                                      -----------   -----------   -----------
Balance at end of year                $12,657,000   $12,686,000   $11,663,000
                                      ===========   ===========   ===========


4. Prepaid Expenses and Other Assets
   ---------------------------------

At December 31, prepaid expenses and other assets consist of the following:


                                                   1993         1992
                                                -----------  -----------
   Purchased servicing rights and premium on    $ 1,154,000  $ 2,956,000
    sale of loans, net
   Debt issuance costs, net                       5,372,000    4,695,000
   Interest rate cap agreements, net              3,479,000    2,235,000
   Prepaid expenses                               1,118,000      999,000
   Other assets                                   3,817,000    1,035,000
                                                -----------  -----------
                                                $14,940,000  $11,920,000
                                                ===========  ===========

Amortization of purchased servicing rights and the premium on sale of loans reduces service fee income and totalled $1,753,000 in 1993, $1,960,000 in 1992 and $1,820,000 in 1991. As a hedge against the possible loss of future servicing income from a more rapid than anticipated prepayment of loans underlying purchased servicing rights, the Company purchased in 1990 call options on $20.0 million of ten-year U.S. Treasury Notes. In early 1993, the Company closed the final contracts of its hedge position, resulting in total gains from all such call options of approximately $1,200,000 which have been recorded as a reduction in the carrying value of purchased servicing rights. Debt issuance costs are amortized over the life of the issue on a straight line basis which approximates a level yield method.

5. Thrift Certificates
   --------------------

Passbook accounts, which have no contractual maturity, pay interest at rates ranging from 2.3% to 3.1% per annum and 3.0% to 3.7% per annum at December 31, 1993 and 1992, respectively, compounded daily. Investment certificates have maturities ranging from 91 days to 120 months and bear interest at varying rates based on money market conditions, generally ranging from 3.1% to 10.3% and from 3.7% to 10.3% at December 31, 1993 and 1992, respectively.

First Thrift is subject to the provisions of the California Industrial Loan Law, which limits the amount of thrift balances which may be raised to twenty times its shareholder's equity. At December 31, 1993, based on the amount of thrift certificates outstanding, First Thrift was required to maintain shareholder's equity of approximately $38,000,000, compared with actual shareholder's equity of $119,396,000.

First Thrift and First Republic Savings Bank are members of the FDIC and their thrift accounts are insured by the FDIC up to $100,000 each per insured depositor.


6. Federal Home Loan Bank Advances
   --------------------------------

During 1990, First Thrift became a voluntary member of the Federal Home Loan Bank of San Francisco ("FHLB"). FHLB advances are primarily adjustable rate in nature, including the effect of interest rate swap agreements, and consist of the following at December 31:

                               1993                    1992
                        -------------------     -------------------
Advances maturing in       Amount     Rate         Amount     Rate
                        ------------  -----     ------------  -----
One year or less        $ 10,000,000  3.66%     $         --    --%
1 to 2 years              44,000,000  4.16%        3,200,000  4.10%
2 to 3 years                      --    --        44,000,000  4.25%
3 to 4 years                      --    --                --    --
4 to 5 years                      --    --                --    --
After five years         414,530,000  3.94%      326,330,000  4.35%
                        ------------  ----      ------------  ----
                        $468,530,000  3.95%     $373,530,000  4.34%
                        ============  ====      ============  ====


The stated interest rates include the effect of interest rate swap agreements of $65,000,000 in 1993 and $90,000,000 in 1992. The Company is exposed to market loss if the swap counterparties fail to perform; however, the Company does not anticipate such nonperformance.

First Thrift was approved for $486,000,000 of FHLB advances at December 31, 1993. First Thrift owned FHLB stock of $22,927,000 at December 31, 1993, or 5% of the FHLB advances outstanding. FHLB stock is recorded at cost and is redeemable at par.

7. Other Borrowings
   -----------------

At December 31, 1993 and 1992, other borrowings included borrowings of the Company's Employee Stock Ownership Plan Trust from unaffiliated commercial banks totalling

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$1,200,000 and $1,675,000, respectively. These borrowings are guaranteed by First Republic, have interest at approximately prime less 0.5% and provide for quarterly interest payments and gradual principal reduction until final maturity at December 31, 1995 (see Note 15).

The Company maintains accounts with certain primary securities dealers and, since February 1988, has entered into repurchase agreements to borrow short-term funds with investment securities as collateral. These borrowings bear interest at fixed rates of interest which vary with market conditions. For 1993, borrowings under repurchase agreements averaged $577,000 and the maximum amount outstanding at any month-end was the $12,380,000 outstanding at December 31, 1993, which matured on January 18, 1994 and carried an interest rate of 3.5%. There were no such borrowings in 1992.

8. Senior Subordinated Debentures
   ------------------------------

Senior subordinated debentures include the following at December 31:


                                                   1993        1992
                                                ----------  -----------
   Series 11% Senior Subordinated Debentures
    due February 1, 2000                        $       --  $10,563,000

   Senior Subordinated Debentures due
    September 30,  2003 (average rate 10.6%)     9,981,000    9,987,000
                                                ----------  -----------
                                                $9,981,000  $20,550,000
                                                ==========  ===========

The senior subordinated debentures pay interest monthly. The Company may be required to redeem the senior subordinated debentures early only upon death of the holder.

In June 1993, the Company redeemed all of the outstanding 11% senior subordinated debentures.

9. Subordinated Debentures
   -----------------------

In May 1993, the Company issued in a public offering $13,000,000 of subordinated debentures, which pay interest semi-annually at 8.5% and mature May 15, 2008. In August 1993, the Company commenced the public offering of up to $15,000,000 of subordinated debentures, which pay interest quarterly at 8.0% and mature January 15, 2009; at December 31, 1993, $3,476,000 of these debentures had been sold and were outstanding.

10. Convertible Subordinated Debentures
    -----------------------------------

In December 1992, the Company issued in a public offering $34,500,000 of convertible subordinated debentures maturing December 1, 2002. The debentures pay interest semi-annually at a 7-1/4% rate, are convertible into 2,524,210 shares of common stock at approximately $13.67 per share, and may be redeemed beginning December 1, 1995 at a price of 103.5%, with the redemption premium declining ratable to par at maturity.

11. Interest Rate Caps
    ------------------

In connection with its asset and liability management policies, at December 31, 1993, First Thrift has purchased interest rate cap contracts in the aggregate notional amount of $945,000,000, which mature in periods ranging from March 1994 through September 2000. Under the terms of the cap contracts, each with an unrelated commercial or investment banking institution, First Thrift will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate
("LIBOR") for any period during the agreement in which such rate exceeds a rate ranging from 9.0% to 13.0% as established in each agreement. The Company has no future financial obligation related to its cap contracts. Additionally, $37,400,000 of First Thrift's advances with the FHLB contain interest rate caps of 12% as part of the borrowing agreement. The Company evaluates the credit worthiness of its counterparties under interest rate cap contracts and has established an approved limit for each institution. The Company is exposed to market risk to the extent its counterparties are unable to perform; however, the Company does not expect such nonperformance. The amortization of cap costs increased interest expense by $850,000 in 1993 $672,000 in 1992, and $539,000 in 1991.

12. Income Taxes
    ------------

The Company followed SFAS No. 96 for 1991 and adopted SFAS No. 109 for 1992 and 1993. The annual provision for income taxes consists of the following:

                        1993        1992          1991
                     ----------  -----------  ------------
   Federal taxes:
                     $6,047,000  $6,916,000   $ 5,551,000
      Current           456,000    (261,000)   (1,924,000)
      Deferred       ----------  ----------   -----------
                      6,503,000   6,655,000     3,627,000
                     ----------  ----------   -----------
   State taxes:
      Current         2,258,000   2,071,000     1,800,000
      Deferred          199,000    (683,000)     (386,000)
                     ----------  ----------   -----------
                      2,457,000   1,388,000     1,414,000
                     ----------  ----------   -----------
   Total             $8,960,000  $8,043,000   $ 5,041,000
                     ==========  ==========   ===========

Components of current and deferred taxes for 1993 are based on assumptions as of the date of this report and may vary from amounts shown on the tax returns as filed. Accordingly, the variances from such component amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

                                                   1993   1992    1991
                                                   -----  -----  ------
Expected statutory rate                            35.0%  34.0%  34.0%
State taxes, net of federal benefits                7.5    7.3    7.4
Effect of utilizing net operating loss
 carryforward                                        --     --   (0.5)

Capital loss not currently deductible for
 tax purposes                                        --     --    1.4

Dividends received deduction                         --     --   (0.2)
Change in valuation allowance                       0.9   (0.7)    --
Other, net                                         (1.5)    --   (1.9%)
                                                   ----   ----   ----
Effective tax rate                                 41.9%  40.6%  40.2%
                                                   ====   ====   ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                       1993         1992
                                                    -----------  -----------
   Deferred tax assets:                             $4,378,000   $3,925,000
        Bad debt deduction
        Deferred franchise tax                         870,000      804,000
        Deferred income                                270,000      559,000
                                                    ----------   ----------
           Total gross deferred tax assets           5,518,000    5,288,000
            Less valuation allowance                  (421,000)    (233,000)
                                                    ----------   ----------
            Deferred tax assets                      5,097,000    5,055,000
                                                    ----------   ----------
   Deferred tax liabilities:
        Loan fee income                              3,154,000    2,471,000
        FHLB stock dividend income                     274,000      274,000
        Depreciation and amortization                   57,000       43,000
                                                    ----------   ----------
            Total gross deferred tax liabilities     3,485,000    2,788,000
                                                    ----------   ----------
            Net deferred tax assets                 $1,612,000   $2,267,000
                                                    ==========   ==========

The following is a summary of changes in deferred tax related accounts for 1992 and 1993 under SFAS No. 109:


                      Deferred   Valuation      Deferred
                     Tax Asset   Allowance   Tax Liability    Net Total
                     ----------  ----------  --------------  -----------
January 1, 1992      $3,608,000  $(339,000)    $(1,946,000)  $1,323,000
Changes               1,680,000    106,000        (842,000)     944,000
                     ----------  ---------     -----------   ----------
December 31, 1992     5,288,000   (233,000)     (2,788,000)   2,267,000
Changes                 230,000   (188,000)       (697,000)    (655,000)
                     ----------  ---------     -----------   ----------
December 31, 1993    $5,518,000  $(421,000)    $(3,485,000)  $1,612,000
                     ==========  =========     ===========   ==========

The net total deferred tax asset represents recoverable taxes.

13. Stockholders' Equity
    --------------------

In June and December 1991, the Company completed public offerings of common stock for 2,546,160 shares, of which 1,816,189 were newly issued, resulting in net proceeds of $17,919,000. In March 1992, 2,013,058 shares of common stock were sold in a public offering, resulting in net proceeds of $20,564,000 on the sale of 1,490,541 new shares.

In 1991, all of the Company's Series B preferred stock was exchanged for Series C preferred stock, which did not pay a dividend and was convertible into 688,007 shares of common stock. In November 1991 and in February 1992, all shares of Series C preferred stock were converted into shares of common stock.

In May 1993, the Company's Board of Directors authorized the repurchase of up to 206,000 shares of the Company's common stock. In December 1993, 25,750 shares were repurchased at a cost of $351,000 and are held as treasury stock at December 31, 1993.

Under First Republic's 1985 Stock Option Plan (the "Plan") at December 31, 1993, there were remaining options on 680,102 shares of common stock reserved for issuance and options on 656,389 shares had been granted, all of which were exercisable.

The Company's stock options expire ten years from the date granted and transactions under the Plan are summarized as follows:

                                Number        Price
                              of Shares     Per Share
                              ----------  --------------
Balance, January 1, 1992        598,825   $6.74 - $12.84
Options Granted                  27,848    6.74 -  15.55
Options Exercised               (11,457)   6.74 -  11.78
                                -------   --------------
Balance, December 31, 1992      615,216    6.74 -  15.55
Options Granted                  66,624   12.34 -  14.96
Options Exercised               (21,028)   6.74 -  12.62
Options Cancelled                (4,423)  11.78 -  14.26
                                -------   --------------
Balance, December 31, 1993      656,389   $6.74 - $15.55
                                =======   ==============

Additionally, the outside directors of the Company and its subsidiaries hold stock options which are not in the Plan for a total of 227,020 shares of common stock which were issued since August 1989, at prices ranging from $6.74 to $14.84 and options for 10,300 shares of common stock at $13.96 which were granted in December 1993 and are subject to stockholder approval. Executive officers hold additional stock options for 74,263 shares of common stock granted in October 1991 at $12.73.

In 1992, certain of the Company's officers were granted stock options on 434,969 shares of common stock (out of a total of 477,405 such option shares authorized by the Board of Directors and not in the Plan) at an exercise price of $14.84 per share; 20% of such options vested immediately upon grant, with the remainder contingent upon the achievement of specified annual increases in the tangible book value per share of the Company's common stock. Additional stock options of this type on 38,012 shares of common stock were granted to other employees in 1993. As of December 31, 1993, approximately 48% of such options were vested.

A former and a current officer have exercised 51,718 options during 1990 and 31,827 options during 1992 in exchange for notes payable to the Company totalling $704,000 and bearing interest at a 7.8% average rate.

After stockholder approval, the Company established an Employee Stock Purchase Plan which provides for the

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     purchase of up to 424,360 shares of common stock by eligible employees. During 1993, 6,857 shares of common stock were sold to employees under this plan resulting in net proceeds to the Company of $81,000.

     The Company's ability to pay cash dividends on its common stock is restricted to approximately $3,424,000 at December 31, 1993 under terms of its subordinated debentures. No cash dividends may be paid by the Company if, upon giving effect to such dividend, a default in the payment of interest or principal on the convertible subordinated debentures shall exist or occur. Also, certain regulatory requirements limit the amount of dividends that First Thrift may pay to First Republic to approximately $9,400,000 at December 31, 1993.

     14.  Commitments
          -----------

     At December 31, 1993, the Company had conditional commitments to originate loans of $15,709,000, and to disburse additional funds on existing loans and lines of credit of $87,844,000. The Company's commitments to originate loans are agreements to lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Future minimum rental payments required under operating leases, including the Company's office facilities, that have initial or remaining noncancellable terms in excess of one year at December 31, 1993 are as follows: 1994--$1,164,000; 1995--$1,328,000; 1996--$1,363,000; 1997--
     $1,309,000; 1998--$1,121,000; thereafter--$2,290,000. Rent and related occupancy expense was $1,132,000 in 1993, $842,000 in 1992 and $603,000 in
     1991.


     15.  Employee Benefit Plans
          ----------------------

     The Company has a deferred compensation plan ("the 401k Plan") under section 401(k) of the Internal Revenue Code under which it matches, with contributions from net income, up to 5% of each contributing member employee's compensation. Company contributions to the 401k Plan in 1993, 1992 and 1991 were approximately $295,000, $300,000 and $195,000, respectively.

     The Company established an Employee Stock Ownership Plan ("ESOP") in 1985 which enables eligible employees to own Common Stock of First Republic. The ESOP Trust has borrowed $3,225,000 and purchased 436,967 shares of Common Stock at the market price at the time of purchase, an average of $7.38. The Company has guaranteed these borrowings and makes contributions to the Trust, in amounts required to make principal and interest payments. As the debt is repaid, the Common Stock will be allocated to the accounts of the ESOP's participants, with vesting over a period of five years. The Company made contributions of $558,000, $512,000 and $510,000 to the ESOP in 1993, 1992 and 1991, respectively, of which $83,000, $112,000 and $185,000 represents interest expense. Compensation expense is recognized using the shares allocated method.

     Since inception, the Company has not offered any other employee benefit plans and, at December 31, 1993, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible for the Company's 401k and ESOP plans after six months of full time employment.

     16.  Fair Value of Financial Instruments
          -----------------------------------

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 1993 and 1992; therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

     The estimated fair values presented neither include nor give effect to the values associated with the Company's existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of money market passbook accounts is equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded.

     Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

     Cash, short-term investments and deposits: Current carrying amounts or market approximate estimated fair value.

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment Securities: For securities at amortized cost, current market prices were used to determine fair value.

FHLB Stock: FHLB stock has no trading market, is required as part of membership, and is redeemable at par; therefore, its fair value is presented at cost.

Loans Receivable: The carrying amount of loans is net of unearned fee income and the reserve for possible losses. To estimate fair value of the Company's loans, primarily adjustable rate real estate secured mortgages, each loan collateral type is segmented into categories based on fixed or adjustable interest rate terms, maturity, estimated credit risk, and accrual status.

The fair value of single family mortgages is based primarily upon prices of similar loans sold recently by the Company, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.

The fair value of nonaccruing loans and certain other loans is further adjusted with an additional risk factor reflecting the individual characteristics of the loans and the results of the Company's internal loan grading process.

Mortgage Servicing Rights: The fair value of excess servicing rights related to loans originated and sold by the Company is based on estimates of current market values for similar loans with comparable terms. Additionally, the Company has purchased mortgage servicing rights with a fair value approximately equal to their carrying value of $251,000; these amounts are not included in the following table.

Deposit Liabilities: The fair value of deposits with a stated maturity is based on the discounted value of contractual cash flows, using a discount rate based on rates currently offered for deposits of similar remaining maturities.

FHLB Advances: The Company's FHLB advances consist primarily of long-term adjustable rate borrowings. Using current quoted terms, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity, adjusted for the effect of interest rate swap and cap agreements related to these advances.

Debentures: The fair value is based on current market prices for traded issues or on terms of recently completed issues for obligations of similar maturity.

Commitments to Extend Credit: The majority of the Company's commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts and is excluded from this table.

Off-Balance Sheet Instruments: The estimated amounts that the Company would receive, based upon dealer quotes, to terminate such agreements are used to determine estimated fair value.


                              December 31, 1993               December 31, 1992
                        ------------------------------  ------------------------------
                           Carrying          Fair          Carrying          Fair
                            Amount          Value           Amount          Value
                        --------------  --------------  --------------  --------------
Assets:
Cash                    $   39,378,000  $   39,385,000  $   98,991,000  $   98,991,000
Investments                 84,208,000      85,063,000      40,638,000      40,778,000
FHLB stock                  22,927,000      22,927,000      18,677,000      18,677,000
Loans, net               1,233,995,000   1,258,734,000   1,042,478,000   1,059,150,000
Servicing rights               903,000       8,000,000       1,455,000       5,000,000
Liabilities:
Deposits                   751,671,000     758,241,000     698,772,000     707,020,000
Borrowings                 482,110,000     488,154,000     375,205,000     374,246,000
Subordinated
 debentures                 26,457,000      26,200,000      20,550,000      21,680,000

Convertible
 debentures                 34,500,000      42,953,000      34,500,000      34,500,000

Off-balance sheet:
Interest rate caps           3,479,000       2,321,000       2,235,000         550,000



17.  First Republic Bancorp Inc.
     ---------------------------

(Parent Company Only)
Condensed Balance Sheet

December 31,                                    1993          1992
                                            ------------  ------------
Assets
Cash and investments                        $  6,034,000  $ 10,191,000
Loans, net                                     2,078,000     6,452,000
Investment in subsidiaries                   139,982,000   120,439,000
Advance to subsidiaries                        1,030,000       218,000
Other assets                                  18,890,000    12,045,000
                                            ------------  ------------
                                            $168,014,000  $149,345,000
                                            ============  ============

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities    $    911,000  $    495,000
Other borrowings                               1,200,000     1,675,000
Subordinated debentures                       26,457,000    20,550,000
Convertible subordinated debentures           34,500,000    34,500,000
                                            ------------  ------------
                                              63,068,000    57,220,000
                                            ------------  ------------
Stockholders' equity                         104,946,000    92,125,000
                                            ------------  ------------
                                            $168,014,000  $149,345,000
                                            ============  ============

                          FIRST REPUBLIC BANCORP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statement of Income
Year ended December 31,                            1993           1992          1991
                                                -----------   ------------   -----------
Interest income                                 $   758,000   $  1,011,000   $   574,000
Interest expense                                  5,321,000      4,370,000     3,437,000
Dividends from subsidiaries                       1,963,000      1,160,000     2,234,000
Other income                                      1,933,000      2,980,000     1,459,000
General and admin. expense                        1,280,000      1,954,000       710,000
                                                -----------   ------------   -----------
Operating income (loss)                          (1,947,000)    (1,173,000)      120,000
Equity in undistributed earnings
   of subsidiaries                               14,386,000     12,935,000     7,385,000
                                                -----------   ------------   -----------

Net income                                      $12,439,000   $ 11,762,000   $ 7,505,000
                                                ===========   ============   ===========


Condensed Statement of Cash Flows
Year ended December 31,                            1993           1992          1991
                                                -----------   ------------   -----------

Operating Activities:
Net Income                                      $12,439,000   $ 11,762,000   $ 7,505,000
Adjustments to net cash
   from operating activities:
     Provision for losses                           (33,000)        14,000       291,000
     (Increase) in other assets                  (6,751,000)    (3,030,000)   (2,477,000)
     Increase (decrease) in
       other liabilities                            416,000     (1,235,000)    1,352,000
     Equity in undistributed
       earnings of subs.                        (14,386,000)   (12,935,000)   (7,385,000)
                                                -----------   ------------   -----------
Net Cash Used                                    (8,315,000)    (5,424,000)     (714,000)
Investment Activities:
    Loans originated                             (6,303,000)   (11,953,000)  (21,558,000)
    Loans sold                                   10,616,000     14,028,000    13,581,000
    Capital into subs.                           (5,157,000)   (31,100,000)  (20,000,000)
Advances to subs.                                  (812,000)       623,000      (279,000)
                                                -----------   ------------   -----------
Net Cash Used                                    (1,656,000)   (28,402,000)  (28,256,000)
Financing Activities:
    Net decrease in other borrowings               (475,000)      (400,000)     (325,000)
    Net decrease in def. comp.--ESOP                475,000        400,000       325,000
    Issuance of subordinated debentures, net      5,907,000     21,728,000     9,739,000
    Sale of stock                                   258,000     20,651,000    18,132,000
    Purchase of treasury stock                     (351,000)            --            --
                                                -----------   ------------   -----------
Net Cash Provided                                 5,814,000     42,379,000    27,871,000
Increase (decrease) in Cash                      (4,157,000)     8,553,000    (1,099,000)
Cash at start of year                            10,092,000      1,539,000     2,638,000
                                                -----------   ------------   -----------
Cash at end of year                             $ 5,935,000   $ 10,092,000   $ 1,539,000
                                                ===========   ============   ===========


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Republic Bancorp Inc.:

We have audited the accompanying consolidated balance sheet of First Republic Bancorp Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bancorp Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.



San Francisco, California
January 25, 1994                                              KPMG Peat Marwick

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Company receives on interest-bearing portfolio loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) mortgage banking operations involving the origination and sale of real estate secured loans; (3) servicing fee income which results from the ongoing servicing of such loans for investors and the servicing of other loans pursuant to purchased servicing rights. The discussion of the Company's results of operations for the past three fiscal years which follows should be read in conjunction with the Consolidated Financial Statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report.

   In 1993, First Republic's eighth full year of operations, total capital resources increased 12% as a result of earnings and increases in debentures outstanding, net of redemptions, of $5,900,000. Loan origination volume increased to $944,796,000 compared to $826,201,000 in 1992, primarily due to increased single family lending resulting from an increase in the number of loan officers employed by the Company. Total assets increased to $1,417,193,000 at December 31, 1993 from $1,232,517,000 at December 31, 1992, as the Company expanded its single family mortgage loans by $176,000,000. From mid-1992 to mid-1993, the Company limited its loan growth to 2.5% per quarter, and increased its mortgage banking operations, including the sale of a higher level of adjustable rate mortgage loans. During 1993, total deposits increased $52,900,000 and Federal Home Loan Bank (``FHLB'') advances and other borrowings increased $106,900,000.

   As more fully described below, during 1993 net interest income increased as a result of the larger average balance sheet, the total of provision for losses and losses on real estate owned (``REO'') remained at a high level due to the effect of the recession and active resolution of problem assets, total non-interest income was relatively unchanged, and total non-interest expense increased in amount and was consistent as a percentage of total average assets. In 1993, the Company's provision for taxes increased relative to the prior year and net income increased 6% to $12,439,000, while fully-diluted earnings per share decreased to $1.33 from $1.51 in 1992 as the result of a 35% increase in shares outstanding.

INTEREST INCOME AND EXPENSE

Interest income on loans rose to $93,212,000 in 1993 from $91,828,000 in 1992 and $76,766,000 in 1991, primarily due to increased average loan balances outstanding for each year. The Company's adjustable rate mortgage loans earn interest at rates which fluctuate with market rates, which have generally declined during 1993 and 1992. The Company's loans earned an average rate of 8.07% for 1993 compared to 9.10% in 1992 and 10.95% in 1991. For 1993, the average balance on the Company's loans was $1,154,680,000, compared to $1,008,783,000 and $700,917,000 for 1992 and 1991, respectively. Loans totaled
$1,256,058,000 at December 31, 1993.

   Interest income on short-term cash, investments and FHLB stock increased to $5,135,000 in 1993 from $3,735,000 in 1992 as a result of increased investment securities and higher FHLB dividends. Such interest income was $5,817,000 in 1991 when interest rates were higher. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 4.24% in 1993 compared to 3.74% in 1992 and 7.66% in 1991. At December 31, 1993, the book value of cash, short-term investments, investment securities and FHLB stock was $146,513,000 compared to $158,306,000 at December 31, 1992.

   Total interest expense decreased to $56,917,000 in 1993 compared to $58,976,000 in 1992 and was $55,837,000 in 1991. Total interest expense consists of two components_interest expense on deposits and interest expense on notes, debentures and other borrowings. Interest expense on deposits, comprised of passbook accounts and investment certificates, was $35,318,000 in 1993 compared to $39,636,000 in 1992 and $42,681,000 in 1991. The Company's
outstanding deposits have grown to $751,671,000 at December 31, 1993 from $698,772,000 at December 31, 1992 and $605,765,000 at December 31, 1991. This
deposit growth is attributable to increased deposit-gathering activities and the opening of additional branches. The Company's average cost of deposits decreased to 4.94% for 1993 from 5.86% in 1992 and 7.54% in 1991. The general decline in market interest rates over the past three years contributed to the reduction in the Company's cost of deposits. This fact, coupled with a reduction in the rate of deposit growth over the past three years as the Company utilized increased FHLB advances to fund a significant portion of asset growth, enabled the Company to pay interest rates on new and roll-over deposits which were lower, relative to market rates, than in prior periods when new deposits were being more actively sought.

   In mid-1990, the Company implemented a funding strategy which resulted in a lower average total cost of funds and reduced certain non-interest expenses such as deposit advertising costs. First Republic Thrift & Loan (``First Thrift'') became the first voluntary member of the San Francisco FHLB in 1990 and began to utilize FHLB advances as an alternative source of funds from asset growth. The Company's total outstanding FHLB advances were $468,530,000 and $373,530,000 at December 31, 1993 and 1992, respectively. The total cost of FHLB advances is lower than the total cost of deposits, partly because such advances require no deposit insurance premiums and operational overhead costs are less than those associated with deposits. Advances from the FHLB must be collateralized by the pledging of mortgage loans which are assets of First Thrift and, although First Thrift may substitute other loans for such pledged loans, First Thrift is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 1993, First Thrift had an approved borrowing capacity with the FHLB of $486,000,000, approximately 35% of its total assets. However, since the Company expects that deposits will fund a greater percentage of future asset growth, average total cost of funds may increase as the costs of expanding the Company's retail deposit base are incurred.

   Total interest expense on debentures, FHLB advances and other borrowings was $21,599,000 in 1993 as compared with $19,340,000 in 1992 and $13,156,000 in
1991. The average cost of these liabilities, which include the Company's term capital-related debentures, decreased to 4.65% in 1993 as compared to 5.66% in 1992 and 7.90% in 1991, primarily due to lower market interest rates, the increased utilization of FHLB advances and the redemption of higher cost debentures.

   Included in interest expense is the amortization of the cost of interest rate cap agreements which are purchased to reduce the Company's exposure to rising interest rates. At December 31, 1993, the Company owned $982,000,000 of interest rate cap agreements with a net cost of $3,479,000. These costs are amortized over the lives of the agreements, resulting in expenses of $850,000 in 1993, $672,000 in 1992 and $539,000 in 1991. These costs added approximately 0.07% to the overall rate paid on liabilities in the past three years.

NET INTEREST INCOME

Net interest income constitutes the principal source of income for the Company. The Company's net interest income was $41,430,000 in 1993, a 13% increase from $36,587,000 in 1992. Net interest income for 1992 increased 37% from $26,746,000 in 1991. These increases are primarily a result of larger average balances outstanding for each year. Other contributing factors were the amortization of loan origination fees, the improved management of liability costs for retail deposits, the use of lower-priced FHLB advances and lower interest rates on debentures.

The following table presents the average yields earned and rates paid on the Company's interest-earning assets and interest-bearing liabilities for the past three years.


                                       1993      1992      1991
- ----------------------------------    -----     -----     -----
Cash and investments                   4.24%     3.74%     7.66%
Loans                                  8.07      9.10     10.95
- ----------------------------------    -----     -----     -----
All interest-earning assets            7.71%     8.62%    10.63%
==================================    =====     =====     =====
Deposits                               4.94%     5.86%     7.54%
Borrowings                             4.65      5.66      7.90
- ----------------------------------    -----     -----     -----
All interest-bearing liabilities       4.83%     5.79%     7.63%
==================================    =====     =====     =====
Net interest spread                    2.88%     2.83%     3.00%
==================================    =====     =====     =====
Interest-earning assets as %
   of interest-bearing liabilities      108%      109%      106%
==================================    =====     =====     =====


Net interest spread increased to 2.88% in 1993 from 2.83% in 1992 primarily due to a lower average balance of non-accrual loans and higher rates earned on a higher average balance of investments. Net interest spread declined in 1992 from 3.00% in 1991 due to a higher average balance of nonaccrual loans, lower interest rates earned on a higher average balance of short-term investments and lower interest rates earned on FHLB stock.

PROFILE OF LENDING ACTIVITIES

The Company primarily originates loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties. At December 31, 1993, over 87% of loans on the Company's balance sheet were adjustable rate or were due within one year. A substantial portion of single family loans, including most fixed rate loans, are originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 1993, the Company has originated approximately $3.6 billion of loans, of which approximately $1.5 billion have been sold to investors. For the past three years, the Company has originated an increasing level of loans, with originations of $994,796,000 in 1993, $826,201,000 in 1992 and $444,503,000 in
1991. Loan originations for 1993 and 1992 increased primarily due to increased single family lending resulting from an increase in the number of loan officers employed by the Company and the lower rates of interest available to borrowers.

   The Company focuses on originating a limited number of loans by property type, location and borrower. The Company's loans are of sufficient average size to justify executive management's involvement in most transactions. Approximately 80% of the Company's loans are secured by properties located within 20 miles of one of the Company's offices.

The following table shows the Company's loan originations during the past two years by property type and location:


                                   1993                 1992
                               ------------         ------------
(In $ millions)                     $     %              $     %
- ------------------             ------   ---         ------   ---
Single Family:
   San Francisco               $599.5   63%         $455.1   55%
   Los Angeles                  138.9   15            92.2   11
   Las Vegas                     18.7    2             1.0    _
- ------------------             ------   ---         ------   ---
                                757.1   80           548.3   66
- ------------------             ------   ---         ------   ---
Income Property:
   San Francisco                 49.7    5            96.9   12
   Los Angeles                    6.0    1            53.4    6
   Las Vegas                     32.1    3            13.7    2
- ------------------             ------   ---         ------   ---
                                 87.8    9           164.0   20
- ------------------             ------   ---         ------   ---
Construction                     98.5   11           111.7   14
Other                             1.4    _             2.2    _
- ------------------             ------   ---         ------   ---
Total                          $944.8  100%         $826.2  100%
==================             ======  ====         ======  ====

The Company has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for single family loans in excess of $1,500,000. The Company's policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios decline as the size of the loan increases. The Company generally does not exceed 75% loan-to-value ratios for multi-family loans and 70% loan-to-value ratios for commercial real estate loans. The Company's collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Company has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.

   At December 31, 1993, 60% of the Company's loans are secured by properties located in the San Francisco Bay Area, 27% in Los Angeles County and other areas of California and 12% in Las Vegas, Nevada. By property type, single family mortgage loans aggregated $608,489,000 and accounted for 48% of the Company's total loans, while multifamily loans were $387,757,000 or 31%, and loans secured by commercial real estate were $229,914,000 or 18%. During 1993, the Company's continued emphasis on single family mortgage lending resulted in an increase in the dollar amount and proportion of its loans secured by single family residences.

The following table presents an analysis of the Company's loan portfolio at December 31, 1993 by property type and major geographic location.

                          San     Los Angeles
                    Francisco       and Other   Las Vegas,
(In $ thousands)     Bay Area      California       Nevada         Total
- ------------------  ---------     -----------   ----------   -----------
Single family        $437,122       $159,565      $  7,228    $  608,489
Multifamily           149,905        127,437       110,415       387,757
Commercial            170,318         38,841        17,006       229,914
Construction               --             --        20,219        20,219
Other                     592          8,547           519         9,679
- ------------------  ---------     ----------    ----------   -----------
Total                $757,937       $334,390      $155,387    $1,256,058
==================  =========     ==========    ==========   ===========
Percent by location      60.3%          26.6%         12.4%        100.0%


ASSET QUALITY

The Company places an asset on nonaccrual status when one of the following events occurs: any installment of principal or interest is over 90 days past due (except for single family loans which are well secured and in the process of collection), management determines the ultimate collection of principal or accrued interest to be unlikely, management deems a loan to be an in-substance foreclosure, or the Company takes possession of the collateral. Real estate collateral obtained by the Company or deemed to be foreclosed in-substance is collectively referred to as ``REO.''

   During the past two years, the Company has experienced an increased level of nonaccrual and restructured loans, primarily due to the effects of the recessionary conditions in California on a portion of the Company's borrowers. The recession has reduced the ability of some of the Company's borrowers to perform under the terms of their loan agreements and the value of some of the properties securing the Company's loans. The recession has primarily impacted the Company's multifamily and commercial real estate loan portfolios. The Company's policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It is the Company's policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market.

   The following table summarizes the dollar amount of non-accruing assets and restructured loans and ratio to total assets of such assets at the end of the last two years. At December 31, 1993, the REO balance of $9,961,000 includes 10 properties, of which six were acquired in the last six months of 1993 and one was classified as an in-substance foreclosure. Since late 1992, the Company has owned an 800 acre parcel of land in the San Francisco Bay Area with a carrying value of $5,054,000. Also, there were single family loans of $1,390,000 at December 31, 1993 and $3,541,000 at December 31, 1992, which were more than 90 days past due but accruing because these assets were well secured and in the process of collection.

If the Company determines that the ultimate collectibility of principal and accrued interest on such single family loans is in doubt, loans in this category will be transferred to nonaccrual status.


December 31,                                    1993                1992
- -----------------------------------      -----------         -----------
Nonaccruing loans                        $11,618,000         $ 9,558,000
Real estate owned                          9,961,000           8,937,000
Nonaccruing investments                      361,000             469,000
- -----------------------------------      -----------         -----------
Total nonaccruing assets                  21,940,000          18,964,000
Restructured performing loans              6,342,000           3,366,000
- -----------------------------------      -----------         -----------
Nonaccruing and restructured assets      $28,282,000         $22,330,000
===================================      ===========         ===========
Accruing single family loans
   over 90 days past due                 $ 1,390,000         $ 3,541,000
===================================      ===========         ===========
Percent of Total Assets:
All nonaccruing assets                          1.55%               1.54%
Nonaccruing and restructured assets             2.00%               1.81%


As a percentage of total assets, nonaccruing assets at December 31, 1993 are consistent with that at December 31, 1992 and below all quarter-end points during 1993, as a result of loan workouts and foreclosures. The future amount of nonaccruing loans and total nonaccruing assets depends upon whether existing REO properties can be sold or loan workouts completed at a rate exceeding the level of new loans which may become nonaccruing.

   On January 17, 1994, the greater Los Angeles area experienced an earthquake which caused significant damage to the freeway system and real estate throughout the area. Some of the Company's borrowers were adversely affected by this event, with direct property damage or loss of tenants, or are expected to be affected in the future as a result of lower rental revenues or further economic difficulties. First Republic is currently working with those borrowers who have been identified to assist them with obtaining available disaster relief funding or to assist them by modifying the terms of loans. Such loan modifications may defer the timing of payments, reduce the rate of interest collected or possibly lower the principal balance.

   As of March 18, 1994, approximately $35 million of the Company's loans, secured primarily by larger multifamily properties, appeared to be adversely impacted by the earthquake. Based upon the Company's best estimate of damage or related economic impact to borrowers and their properties, a special loan valuation reserve of $4,000,000 will be provided in the quarter ended March 31, 1994. Management of the Company expects the level of loan delinquencies and REO to increase during 1994 as problems related to this natural disaster are addressed and resolved.

PROVISIONS FOR LOSSES AND RESERVE ACTIVITY

At the time each loan is originated, the Company establishes a reserve for the inherent risk of potential future losses, based upon established criteria, including type of loan and loan-to-value or cash flow-to-debt service ratios. Management believes that such policy enables the Company's reserves to increase commensurate with growth in the size of the Company's loan portfolio. In the underwriting of purchased loans, management considers the inherent risk of loss in determining the price to be paid. When loans are purchased, a portion of the discount is designated as a reserve for possible losses and is thereafter unavailable to be amortized as an increase in interest income.

   Anticipating a possible recession, the Company began to provide additional reserves in July 1990 by establishing a recession reserve category. The provisions for the recession reserve were not required or recommended by any regulatory authority. These provisions reduced earnings by $4,000,000 in 1993, $7,270,000 in 1992 and $5,520,00O in 1991. Also, the Company increased its reserve for possible losses, including its recession reserve category by allocating a total of $200,000 in 1993, $466,000 in 1992 and $2,240,000 in 1991
from discounts on loans purchased. Management views the recession reserve as part of its total unallocated reserves available to absorb losses on the Company's loans that may result from general economic conditions.

   Chargeoffs and losses on REO related to loans originated by the Company have increased in 1993 and 1992 above historical levels. Total chargeoffs to the reserve for losses, net of recoveries, were $5,059,000 in 1993 and $7,505,000 in 1992. In addition to chargeoffs in 1993, the Company recorded losses of $3,477,000 as REO costs and losses under a new accounting rule related to the disposition of problem assets, an increase from $309,000 in 1992. Chargeoffs during 1992 included a loss of $2,220,000 on the sale of a minority interest in a commercial real estate participation loan which was purchased. Chargeoffs which reduced the balance of non-accrual loans originated by the Company and REO remaining on the books at year end were $1,835,000 in 1993 and $1,014,000 in 1992. During 1993, chargeoffs on problem assets were $209,000 for single family, $3,367,000 for multifamily and $1,547,000 for commercial real estate loans, representing 15%, 22% and 25%, respectively, of the loan balances prior to their reduction.

   The Company's reserve for possible losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions as determined by management, historical loan loss experience, the results of the Company's ongoing loan grading process, the amount of past due and non-performing loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, prevailing economic conditions and other factors. These factors are essentially judgmental and may not be reduced to a mathematical formula. As a percentage of nonaccruing loans, the reserve for possible losses was 109% at December 31, 1993 and 133% at December 31, 1992. While this ratio declined, management considers the $12,657,000 reserve at December 30, 1993 to be adequate as an allowance against foreseeable losses in the loan portfolio. Management's continuing evaluation of the loan portfolio and assessment of economic conditions will dictate future reserve levels. Management currently anticipates that it will continue to provide additional recession reserves so long as, in its judgment, the effects of the recessionary conditions on its assets continue. When management determines that the effects of the recessionary conditions have diminished, management currently anticipates that it would reduce or eliminate such future provisions to the recession reserve, although the Company may continue to maintain total reserves at a level higher than existed prior to this recession. Management does not intend to increase earnings in future periods by reversing amounts in the recession reserve.

ASSET AND LIABILITY MANAGEMENT

The Company seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Company emphasizes the origination of adjustable rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with short- and intermediate-term investment certificates and adjustable rate borrowings. At December 31, 1993, approximately 88% of the Company's interest-earning assets and 72% of interest-bearing liabilities will reprice within the next year and the Company's one-year cumulative GAP is positive 21%. At December 31, 1993, the Company's repricing position is such that, in a rising interest rate environment, its net interest margin may tend to increase as assets reprice more rapidly than liabilities, subject to interim limitations on asset repricings.

   The Company has entered into interest rate cap transactions in the aggregate notional principal amount of $982,000,000 which terminate in periods ranging from March 1994 through March 2002. Under the terms of these transactions, which have been entered into with eight unrelated commercial or investment banking institutions, the Company generally will be reimbursed quarterly for increases in the three-month LIBOR for any quarter during the term of the applicable transaction in which such rate exceeds a rate ranging from 9% to 13%.

   The Company's asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented on pages 31 and 32 of this annual report. With the general decline in interest rates throughout 1993 and 1992, current market rates at the end of each year were below those in effect at the time the Company took steps to protect against a potential rise in rates. Therefore, the Company's deposit liabilities with a longer maturity and purchased interest rate cap contracts have a ``fair value'' at December 31, 1993 and 1992, which is lower than their carrying amount. The Company's adjustable rate loans and investments, in general, have a fair value above their carrying amount due to the decline in interest rates and the fact that a significant amount of loans have minimum interest rate floors in effect and carry prepayment penalties.

Summary information regarding the Company's asset and liability repricing at December 31, 1993 is as follows:


                                       0-6     7-12      1-5     Over   Not Rate
(In $ millions)                      Months   Months    Years  5 Years  Sensitive      Total
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Cash and investments                $121.7   $ 24.8  $    --   $   --    $    --   $  146.5
Loans                                654.5    441.6    120.7     39.3         --    1,256.1
Other assets                            --       --       --       --       14.6       14.6
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Total assets                         776.2    466.4    120.7     39.3       14.6    1,417.2
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Deposits                             286.6    185.9    273.8      5.4         --      751.7
FHLB advances and borrowings         362.1     40.0     40.0     40.0         --      482.1
Debentures                              --       --       --     61.0         --       61.0
Other                                   --       --       --       --       17.5       17.5
Equity                                  --       --       --       --      104.9      104.9
Effect of hedging activities          65.0       --    (40.0)   (25.0)        --         --
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Total liabilities and equity         713.7    225.9    273.8     81.4      122.4   $1,417.2
- ---------------------------------   ------   ------  -------  -------  ---------   ========
Repricing gap-positive (negative)   $ 62.5   $240.5  $(153.1)  $(42.1)   $(107.8)
=================================   ======   ======  =======  =======  =========
Cumulative repricing gap:
Dollar amount                        $62.5   $303.0   $149.9   $107.8         --
Percent of total assets                4.4%    21.4%    10.6%     7.6%        --

NON-INTEREST INCOME

For 1993, service fee revenue, net of amortization costs on the Company's premium on sale of loans and purchased mortgage servicing rights, was $1,233,000 compared to $1,110,000 for 1992 and $1,694,000 for 1991. During
1993, the Company continued to experience a high level of repayments on loans in its servicing portfolio and maintained at a high level its amortization of purchased servicing rights and premium on sale of loans. A lower average balance of loans serviced during 1993 and 1992, as compared with 1991, also contributed to lower servicing revenues. In 1990 and 1991, the Company purchased the servicing rights on $443,000,000 of single family loans at a cost of $4,417,000. As a hedge against the possible loss of servicing income from a more rapid than anticipated prepayment of the underlying loans, the Company purchased call options which have been closed and resulted in total gains of approximately $1,200,000, al1 of which were recorded as a reduction in the carrying value of the purchased servicing rights.

   Total loans serviced were $814,453,000 at December 31, 1993, with an average portfolio of $789,071,000 for 1993, $755,830,000 for 1992 and $812,829,000 for
1991. The percentage of service fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Company receives service fees generally ranging from 0.125% to 1.25% and averaged 0.38% for 1993, 0.41% for 1992 and 0.42% for 1991.

   Loan and related fee income was $1,937,000 in 1993, $1,975,000 in 1992 and $1,220,000 in 1991. This category includes documentation and processing fees which vary with loan volume, late charge income which increases as the average loan and servicing portfolios grow, and prepayment penalty income which varies with loan activity.

   The Company sells whole loans and loan participations in the secondary market under several specific programs. Loan sales were $425,475,000 in 1993, $373,551,000 in 1992 and $119,961,000 in 1991. The amount of loans sold increased in 1993 and 1992, as a result of higher lending volume, lower interest rates which created more customer demand for fixed rate loans, and good conditions in the secondary market. The focus of the Company's mortgage banking activities is to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investors shortly after funding. Loans sold under these relationships represented 80% of the total sold in 1993, 64% in 1992 and 87% in 1991. Also, the Company has identified secondary market sources which desire adjustable rate loans of the type the Company originates primarily for its portfolio. The Company sold $85,822,000 and $132,974,000 of adjustable rate loans to these investors in 1993 and 1992, respectively, in part to meet a regulatory restriction that had been in effect for a portion of each of those years on the amount of mortgage loan growth.

   The amount of loans which are sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets and the level of gains fluctuates with the amount of loans sold and market conditions. The Company computes a gain, if any, at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer. The sale of loans resulted in gains of $2,250,000 in 1993 compared to $3,257,000 in 1992 and $599,000 in 1991. Loan sales volume was higher in 1993 compared to 1992, but the average price for fixed rate loans declined and a lower volume of adjustable rate loans were sold. Of the gains recorded by the Company in 1993, approximately $1,836,000 represented an excess of cash received over the carrying basis of the loans sold and $414,000 represented a capitalized premium. The Company did not anticipate that the level of gains on loan sales that were recorded in 1992 would be maintained in 1993 and currently expects that the future level of loan sales and related gains may decline.

   There were no sales of investment securities in 1993. In 1992, a net loss of $852,000 was recorded upon sale of certain investments with deteriorating credit conditions. A loss of $519,000 was recognized in 1991 upon sale of all shares on a U.S. Government bond mutual fund to redeploy the proceeds into higher yielding loans. Also in 1991, the Company sold, at a gain of $156,000, certain adjustable rate mortgage-backed securities to avoid potential decreases in value from conversion of underlying real estate loans to fixed rates.

   In 1993, the Company continued to expand and upgrade its investment portfolio purchasing $44,230,000 of investment securities. Purchases in 1993 and the prior two years related primarily to U.S. Government guaranteed investments which adjust with the prime rate, agency adjustable rate mortgage-backed securities, or other mortgage-backed securities rated ``A'' or better. As of December 31, 1993, substantially all of these investments were U.S. Government, agency or other mortgage-backed securities and 100% were adjustable, repricing annually or more frequently.

NON-INTEREST EXPENSE

Non-interest expense consists of salary, occupancy and other expenses related to developing and maintaining the operations of the Company. These expenses were $20,647,000 in 1993, $14,496,000 in 1992 and $11,299,000 in 1991. The
Company has capitalized general and administrative costs related to loan originations totalling $6,788,000 in 1993, $5,452,000 in 1992 and $3,277,000 in
1991; the amount of capitalized costs varies directly with the volume of loan originations and the cost incurred to make new loans. On the Company's balance sheet, unearned loan fees, net of costs, were $9,406,000 at December 31, 1993, $12,621,000 at December 31, 1992 and $11,550,000 at December 31, 1991. During
1993, the Company originated more single family ``no points'' loans, resulting in a decrease in unearned fees net of costs at December 31, 1993. Non-interest expenses before such capitalized costs have increased each year, primarily due to operating a growing company and originating more loans.

   Salaries and related benefits, the largest component of non-interest expense, include the cost of benefit plans, health insurance and payroll taxes, which have increased in each of the past three years. Before capitalized costs, 1993 salary expense increased 15% over 1992 and 1992 salary expense increased 35% over 1991. In 1993, there was a 14% increase in average employees and compensation was also higher due to increased loan origination volume. Net income per employee was $94,200 in 1993 compared to $101,400 in 1992 and $79,000 in 1991. Although net income per employee declined, the Company believes its 1993 level of net income per employee remains higher than that of banks of comparable asset size.

   Occupancy costs were $1,872,000 in 1993 compared to $1,460,000 in 1992 and $1,158,000 in 1991. The increase for 1993 is related to the opening of two deposit branches in San Francisco and expanded facilities in San Francisco, Las Vegas, and Beverly Hills.

   Advertising expense was $1,340,000 in 1993 compared to $1,047,000 in 1992 and $832,000 in 1991. Newspaper ads are placed to support retail deposit gathering and, in 1993 and 1992, there was increased promotional and advertising costs associated with the Company's higher lending volume. In 1992 and 1991, FHLB advance borrowings reduced retail deposit needs; deposit-related advertising expense as a percentage of average deposits was 0.06% and 0.05%, respectively, as compared to 0.08% in 1993. These expenses may increase in the future as the Company emphasizes deposits as a funding source and has opened new deposit branches.

   Professional fees relate primarily to legal and accounting advice required to complete transactions, resolve delinquent loans and operate in a regulatory environment. Such fees were $542,000 for 1993, $660,000 for 1992 and $459,000 for 1991.

   Under accounting rules for 1993, the results of operating REO properties after foreclosure, any changes in the value of REO properties and the gain or loss upon sale of these properties are charged directly to the income statement. In 1992 and 1991, most of these expenses were reflected as chargeoffs against the Company's loss reserves. As a result of these new rules and the Company's continued resolution of a high volume of problem assets, REO costs and losses related to the disposition of delinquent loans are presented as a separate line item in the income statement which increased to $3,477,000 in 1993 compared to $309,000 charged to the income statement in 1992 and $330,000 in 1991. This expense category in 1993 included writedowns or losses on the sale of REO of $1,993,000; taxes, insurance, maintenance and other operating expenses, net of income, of $1,255,000; and collection costs of $229,000.

   Other general and administrative expenses were $8,023,000 in 1993 and $5,847,000 in 1992 compared to $3,953,000 in 1991. These costs increased in part due to defeasance costs recorded on the early redemption of the Company's senior subordinated debentures of $1,132,000 in 1993 and $1,125,000 in 1992. Other expenses in this category include deposit insurance premiums, liability insurance costs, as well as data processing, utilities and other operating costs which vary with transaction volume and inflation. The cost of FDIC insurance has increased to $1,816,000 in 1993 from $1,455,000 in 1992 and $1,203,000 in 1991, because of higher average deposits and higher insurance premium rates.

   A financial institution's operating efficiency is frequently measured by comparing non-interest expense to net interest income and to average total assets. For 1993, total net interest income of $41,430,000 exceeded recurring non-interest expense of $17,170,000 by $24,260,000 compared to an excess of $22,400,000 in 1992 and an excess of $15,777,000 in 1991. As a measure of its ability to control costs, the Company computes recurring non-interest expense as a percentage of average total assets. This ratio was 1.33% in 1993 and 1.30% in 1992, down from 1.44% in 1991.

PROVISION FOR INCOME TAXES

The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 1993 provision for income taxes of $8,960,000 represents an effective tax rate of 41.9%, compared to $8,043,000 or 40.6% for 1992, and $5,041,000 or 40.2% for 1991. The
provision for income taxes increased primarily as a result of increases in the Company's income before taxes to $21,399,000 in 1993 and $19,805,000 in 1992 from $12,546,000 in 1991 and the increase by 1.0% in the Federal tax rate for 1993.

LIQUIDITY

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Company either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Company maintains a portion of its assets in a diversified portfolio of marketable investment securities, which includes U.S. Government agency and mortgage-backed instruments. At December 31, 1993, the investment securities portfolio of $84,208,000 and cash plus short-term investments of $39,378,000 amounted to 9% of total assets. Additionally, the Company had available unused FHLB advances of approximately $18,000,000. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

   The Company's loan and investment portfolio is repayable in monthly installments over terms ranging from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Company's deposits generally mature over shorter periods than its assets, requiring the Company to renew deposits or raise new liabilities at current interest rates.

   The Company's asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings. At December 31, 1993, 55% of the Company's interest-earning assets reprice within six months. By having assets on which the interest rate adjusts frequently, the Company has more flexibility in setting rates required to obtain deposits and other liabilities.

   As shown in the Company's Consolidated Statement of Cash Flows, the source of funds to finance the $944,796,000 of loans originated in 1993 was diversified and included the sale of $425,475,000 of loans, loan principal repayments of $305,594,000, an increase in long-term FHLB advances of $85,000,000, and a net increase in deposits of $52,899,000. In 1992 and 1991 the Company's loan origination activities and asset growth were financed by a similar combination of loan principal repayments, FHLB advances, deposit increases and, to a lesser extent in 1991, loan sales. In each of the past three years, the Company has generated funds from the sale of debentures or common stock.

CAPITAL RESOURCES

At December 31, 1993, the Company's capital, consisting of stockholders' equity, long-term debentures and reserves, was $178,560,000, or 12.6% of total assets. In 1993, the Company's total capital position increased $18,699,000, or 12%, compared to increases of $55,564,000 in 1992 and $42,288,000 in 1991, primarily due to the proceeds from the sale of common stock and debentures in those years, as well as earnings and additions to loss reserves. First Republic is not a bank holding company and is not subject to the Federal Reserve Board's bank holding company regulations. However, if such regulations applied, the Company's minimum required 1993 total risk-based capital ratio would be 8.0%, as compared to the Company's actual ratio of approximately 17.6% at December 31, 1993, as calculated by management.

   First Republic has used the proceeds of the issuance of common stock and debentures to, in part, provide capital to its thrift and loan subsidiaries, First Thrift and First Republic Savings Bank. First Republic is a legal entity separate and distinct from its subsidiaries and is dependent upon its own operations and dividends from its subsidiaries as the source of cash to service and ultimately repay its outstanding debt. First Republic has invested the net proceeds from 1992 and 1991 sales of its common stock and subordinated debentures into First Thrift, in the form of $36,000,000 as equity and $15,000,000 as interest-bearing capital notes. Therefore, First Republic expects to receive payments of interest and principal from First Thrift which generally correspond to the payment terms of $15,000,000 of its subordinated debentures. At December 31, 1993, First Republic had $26,457,000 of long-term subordinated debentures outstanding with maturities ranging from 2003 to 2009. First Republic has issued its subordinated debentures in amounts, and with scheduled maturity dates and early redemption provisions, that First Republic believes will allow it to repay all of its subordinated debentures in accordance with their respective terms. At December 31, 1993, First Republic had stockholders' equity of $104,946,000 and its investment was $134,309,000 in First Thrift and $5,126,000 in First Republic Savings Bank.

   First Republic received dividends of $1,963,000 for 1993, $1,160,000 for 1992 and $2,234,000 for 1991 from First Thrift. These dividends represented approximately 12% in 1993, 8% in 1992 and 25% in 1991 of the earnings of First Thrift for such periods. Additionally, First Republic received interest payments from First Thrift of $1,554,000 in 1993, $1,908,000 in 1992 and $126,000 in 1991. The ability of First Republic to receive future dividends depends upon the operating results of First Thrift, and government regulations applicable to First Thrift. First Republic's ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures, is dependent upon cash flow from its own operations, the receipt of interest payments on capital notes issued to First Thrift and the continued receipt of dividends from First Thrift.

DIRECTORS AND CORPORATE OFFICERS OF FIRST REPUBLIC BANCORP INC.

ROGER O. WALTHER, 58, Chairman of the Board of Directors. Mr. Walther is Chairman and Chief Executive Officer of ELS Educational Services, Inc., America's largest teacher of English as a second language. He is a director of Charles Schwab & Co., Inc. He was formerly Chairman of San Francisco Bancorp. B.S., 1958, United States Coast Guard Academy; M.B.A., 1961, Wharton School, University of Pennsylvania; and member of the Graduate Executive Board of the Wharton School.

JAMES H. HERBERT, II, 49, President, Chief Executive Officer and Director. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp. He is a director of the California Association of Thrift & Loan Companies and is on the California Commissioner of Corporations' Industrial Loan Advisory Committee. B.S., 1966, Babson College; M.B.A., 1969, New York University; and a member of Babson Corporation.

KATHERINE AUGUST, 46, Executive Vice President and Director. Previously, Ms. August was Senior V.P. and Chief Financial Officer at PMI Mortgage Insurance Co., a subsidiary of Sears/Allstate. A.B., 1969, Goucher College; M.B.A., 1975, Stanford University.

WILLIS H. NEWTON, JR., 44, Senior V.P. and Chief Financial Officer. Formerly, Mr. Newton was V.P. and Controller of Homestead Financial. B.A., 1971, Dartmouth College; M.B.A., 1976, Stanford University; Certified Public Accountant.


                             [PHOTO APPEARS HERE]

The Directors of First Republic Bancorp: standing left to right: John F. Mangan, Richard M. Cox-Johnson, Barrant V. Merrill, L. Martin Gibbs, James H. Herbert, II, Katherine August, Roger O. Walther, Kenneth W. Dougherty, James F. Joy, Frank J. Fahrenkopf, Jr.

LINDA G. MOULDS, 43, Vice President, Secretary and Controller. Previously, Ms. Moulds was Secretary and Controller of San Francisco Bancorp and a director of First United. B.S. 1971, Temple University.

CHRISTINA L. COULSTON, 46, Vice President, Loan Administration. From 1985 to June 1989, Ms. Coulston was in charge of the loan servicing function for Atlantic Financial Savings. B.S., 1969, Oregon State University.

EDWARD J. DOBRANSKI, 43, Vice President/Corporate Counsel. Previously Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. B.A., 1972, Coe College-Iowa; J.D., 1975, Creighton University-Nebraska.

DAVID B. LICHTMAN, 30, Vice President, Credit Administration. Since 1986, Mr. Lichtman has held positions in all phases of First Republic's lending operations. B.A., 1985, Vassar College; M.B.A., 1990, University of California-Berkeley.

RICHARD M. COX-JOHNSON, 59, Director. Mr. Cox-Johnson is a director of Premier Consolidated Oilfields PLC. Graduate of Oxford University, 1955.

KENNETH W. DOUGHERTY, 67, Director. Mr. Dougherty is an investor and was previously President of Gill & Duffus International Inc. and Farr Man & Co. Inc., which are international commodity trading companies. B.A., 1948, University of Pennsylvania.

FRANK J. FAHRENKOPF, JR., 54, Director. Mr. Fahrenkopf is a partner in the Washington, D.C., law of firm of Hogan & Hartson. From 1983 to 1989, he was Chairman of the Republican National Committee. B.A. 1962, University of Nevada-Reno; L.L.B., 1965, University of California-Berkeley.

L. MARTIN GIBBS, 56, Director. Mr. Gibbs is a partner with the New York law firm of Rogers & Wells, counsel to the Company. B.A., 1959, Brown University; J.D., 1962, Columbia University.

JAMES F. JOY, 56, Director. Mr. Joy is Director--European Business Development-- CVC Capital Partners-Europe and a non-executive director of Sylvania Lighting International. B.S., 1959 and B.S.E.E., 1960, Trinity College; M.B.A, 1964, New York University.

JOHN F. MANGAN, 57, Director. Mr. Mangan is an investor and was previously President of Prudential-Bache Capital Partners, Inc., and a Managing Director of Prudential-Bache Securities, Inc. He has been a director of Noel Group, Inc., New York, N.Y., and the Hulton-Deutsch Collection Ltd., London. B.A., 1959, University of Pennsylvania.

BARRANT V. MERRILL, 63, Director. Mr. Merrill is the Managing Partner of Sun Valley Partners. Previously, he was General Partner of Dakota Partners and Chairman of Pershing & Co., Inc., a division of Donaldson, Lufkin & Jenrette. B.A., 1953, Cornell University.

QUARTERLY AND ADDITIONAL INFORMATION

                                                                                       Fully-           Common Stock
                  Total           Net     Provision                                  Diluted             Price Range(1)
               Interest      Interest           For        Pretax           Net     Earnings       -----------------
                 Income        Income        Losses        Income        Income    Per Share(1)      High        Low
- ----------   -----------   -----------    ----------    ----------    ----------   ---------       ------     ------

1993    1Q   $24,209,000   $10,043,000    $1,283,000    $4,993,000    $2,946,000        $.32       $14.32     $10.60
        2Q    24,364,000    10,305,000     1,302,000     4,507,000     2,645,000         .29        12.74      10.19
        3Q    24,734,000    10,445,000     1,030,000     5,975,000     3,427,000         .36        16.26      12.38
        4Q    25,040,000    10,637,000     1,191,000     5,924,000     3,421,000         .36        15.78      13.59

1992    1Q   $22,335,000    $8,051,000    $1,734,000    $4,578,000    $2,686,000        $.39       $16.26     $14.14
        2Q    24,028,000     9,250,000     1,929,000     5,456,000     3,270,000         .41        15.44      11.90
        3Q    24,502,000     9,379,000     2,131,000     5,809,000     3,439,000         .43        14.97      11.31
        4Q    24,698,000     9,907,000     1,989,000     3,962,000     2,367,000         .28        11.54      10.02
==========   ===========   ===========    ==========    ==========    ==========   =========       ======     ======


(1) Per share amounts and prices per share have been adjusted to reflect the effect of the 3% stock dividends declared by the Company's Directors to stockholders of record on February 18, 1994 and February 25, 1993.

First Republic Bancorp Inc. Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol FRC. At December 31, 1993, there were approximately 200 stockholders of record, although the Company has been advised that its shares are held beneficially by over 2,000 stockholders.

   First Republic Bancorp Inc. is a financial services company operating principally in California and Nevada as a thrift and loan holding company and as a mortgage banking company, originating, holding or selling and servicing mortgage loans. The Company has purchased servicing rights and retains responsibility for servicing loans which it has sold in the secondary market, thereby earning ongoing servicing fee revenues.

   The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and by existing multifamily and small commercial properties.

   From its inception in 1985 through December 31, 1993, the Company has originated $3.6 billion of loans, $1.5 billion of which have been sold in the secondary market to institutional investors. At December 31, 1993, the Company's loan portfolio consisted primarily of $1,246,379,000 of real estate secured loans, 87% of which were adjustable rate mortgages or mature within one year. The Company obtains funds from FDIC-insured deposit accounts, as well as from FHLB advances, the issuance of subordinated and convertible subordinated debentures, and equity financings.



[BAR CHART]                       [BAR CHART]                      [BAR CHART]

FIRST REPUBLIC BANCORP INC. OFFICERS, DIRECTORS AND CORPORATE INFORMATION

ROGER O. WALTHER             R.M. COX-JOHNSON                   Common Stock listed on the    FIRST REPUBLIC BANCORP INC.
Chairman                     Director                           New York and Pacific Stock    388 Market Street
                             Director, Premier                  Exchanges_Symbol FRC          San Francisco, California 94111
JAMES H. HERBERT, II         Consolidated Oilfields PLC                                       (415) 392-1400
President and                                                   General Counsel:              (800) 392-1400 (California)
Chief Executive Officer      KENNETH W. DOUGHERTY               Rogers & Wells
Director                     Director                                                         FIRST REPUBLIC THRIFT & LOAN
                             Consultant                         Auditors:                     101 Pine Street
KATHERINE AUGUST                                                KPMG PEAT MARWICK             San Francisco, California 94111
Executive Vice President     FRANK J. FAHRENKOPF, JR.                                         (415) 392-1400
Director                     Director                           Registrars/Transfer Agents:   (800) 392-1400 (California)
                             Partner, Hogan & Hartson           Common Stock-
WILLIS H. NEWTON, JR.                                                                         1088 Stockton Street
Senior Vice President and    L. MARTIN GIBBS                    FIRST INTERSTATE              San Francisco, California 94108
Chief Financial Officer      Director                           BANK OF CALIFORNIA            (415) 834-0888
                             Partner, Roger & Wells
LINDA G. MOULDS                                                 Subordinated and              5628 Geary Boulevard
Vice President,              JAMES F. JOY                       Convertible Debentures-       San Francisco, California 94121
Secretary and Controller     Director                                                         (415) 751-3888
                             Director, CVC Capital              U.S. TRUST COMPANY
CHRISTINA L. COULSTON        Partners-Europe                    OF CALIFORNIA OR              3928 Wilshire Boulevard
Vice President,                                                 NATIONAL CITY BANK            Los Angeles, California 90010
Loan Administration                                                                           (213) 384-0777
                             JOHN F. MANGAN                     The Company's Annual          (800) 777-9507 (So. California)
EDWARD J. DOBRANSKI          Director                           Stockholders' Meeting will
Vice President,              Investments                        be held on Wednesday,         9593 Wilshire Boulevard
Corporate Counsel                                               May 4, 1994 at 4pm            Beverly Hills, California 90212
                             BARRANT V. MERRILL                 at the New York Yacht Club    (310) 288-0777
DAVID B. LICHTMAN            Director                           37 West 44th Street,
Vice President,              Investments                        New York, New York 10036.     116 East Grand Avenue
Credit Administration                                                                         Escondido, California 92025
                                                                                              (619) 740-7000

                                                                                              1110 Camino Del Mar
                                                                                              Del Mar, California 92014
                                                                                              (619) 755-5600
                                                                                              (800) 221-9333 (So. California)

                                                                                              8347 La Mesa Boulevard
                                                                                              La Mesa, California 91941
                                                                                              (619) 462-6700

                                                                                              FIRST REPUBLIC SAVINGS BANK
                                                                                              2510 South Maryland Parkway
                                                                                              Las Vegas, Nevada 89109
                                                                                              (702) 792-2200

[LOGO OF FIRST REPUBLIC BANCORP INC.]
FIRST REPUBLIC BANCORP INC.
388 MARKET STREET
SAN FRANCISCO, CALIFORNIA 94111