Form 10-K/A, Exhibit 13
period 1993-12-31
FIRST REPUBLIC BANCORP INC
filed 1994-04-05
CIK 770975

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

   As a result of the Northridge, California earthquake of January 17, 1994, approximately $35 million of our Southern California loans appear to be adversely impacted. Based on our current best estimate of damage or related economic impact to borrowers and their properties, we will provide a special loan valuation reserve of $4,000,000 during the quarter ending March 31, 1994. Although we expect the level of loan delinquencies and REO to increase as problems related to this natural disaster are addressed and resolved, this provision is intended to maintain the integrity of our reserve level.

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

Summary information regarding the Company's asset and liability repricing at December 31, 1993 is as follows:


                                       0-6     7-12      1-5     Over   Not Rate
(In $ millions)                      Months   Months    Years  5 Years  Sensitive      Total
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Cash and investments                $121.7   $ 24.8  $    --   $   --    $    --   $  146.5
Loans                                654.5    441.6    120.7     39.3         --    1,256.1
Other assets                            --       --       --       --       14.6       14.6
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Total assets                         776.2    466.4    120.7     39.3       14.6    1,417.2
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Deposits                             286.6    185.9    273.8      5.4         --      751.7
FHLB advances and borrowings         362.1     40.0     40.0     40.0         --      482.1
Debentures                              --       --       --     61.0         --       61.0
Other                                   --       --       --       --       17.5       17.5
Equity                                  --       --       --       --      104.9      104.9
Effect of hedging activities          65.0       --    (40.0)   (25.0)        --         --
- ---------------------------------   ------   ------  -------  -------  ---------   --------
Total liabilities and equity         713.7    225.9    273.8     81.4      122.4   $1,417.2
- ---------------------------------   ------   ------  -------  -------  ---------   ========
Repricing gap-positive (negative)   $ 62.5   $240.5  $(153.1)  $(42.1)   $(107.8)
=================================   ======   ======  =======  =======  =========
Cumulative repricing gap:
Dollar amount                       $ 62.5   $303.0   $149.9   $107.8         --
Percent of total assets                4.4%    21.4%    10.6%     7.6%        --

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

                                                                                              1110 Camino Del Mar
                                                                                              Del Mar, California 92014
                                                                                              (619) 755-5600
                                                                                              (800) 221-9333 (So. California)

                                                                                              8347 La Mesa Boulevard
                                                                                              La Mesa, California 91941
                                                                                              (619) 462-6700

                                                                                              FIRST REPUBLIC SAVINGS BANK
                                                                                              2510 South Maryland Parkway
                                                                                              Las Vegas, Nevada 89109
                                                                                              (702) 792-2200

[LOGO OF FIRST REPUBLIC BANCORP INC.]
FIRST REPUBLIC BANCORP INC.
388 MARKET STREET
SAN FRANCISCO, CALIFORNIA 94111

                          FIRST REPUBLIC BANCORP INC.
                               1993 ANNUAL REPORT
                                 EDGAR VERSION

                        DESCRIPTION OF PHOTOS AND GRAPHS

COVER PAGE:
Photos are presented of landmarks in the Company's four geographical operating markets -San Francisco, San Diego and Los Angeles, California and Las Vegas, Nevada.

INSIDE FRONT COVER:
Three graphs are presented as follows, left to right:
     1) Net income for the last five years in millions of dollars, as included in the table above.
     2)   Total assets in millions of dollars as presented in the table above.
     3) Total capital in millions of dollars for the past five years, which was $52 million at the end of 1989, $62 million at the end of 1990, $104 million at the end of 1991, $160 million at the end of 1992 and $179 million at the end of 1993.

PAGE 2:
A bar chart is presented, representing the tangible book value per share of the Company's common stock for the past five years, which was $7.11 at the end of 1989, $7.71 at the end of 1990, $9.59 at the end of 1991, $11.94 at the end of
1992 and $13.58 at the end of 1993. This chart represents a plus 16% per annum rate of growth for the past five years.

PAGE 3:
A photo is presented of the Company's President and Chief Executive Officer and the Company's Chairman of the Board of Directors.

PAGE 5:
A bar chart is presented, representing the Company's return on equity as a percent of average equity for the past five years, which was 4.7% for 1989, 12.8% for 1990, 17.2% for 1991, 14.1% for 1992 and 12.7% for 1993.

PAGE 6:
A bar chart is presented, representing the Company's risk adjusted capital ratios in comparison with the minimum required amount. First Republic is shown as having 17.6% total risk adjusted capital, compared to 8.0% required.

PAGE 7:
A photo is presented, representing a street scene in the Chinatown District of San Francisco, California, where the Company maintains a branch, plus a smaller picture of a depositor, Dr. Godwin S. Wong, who was quoted on page 6 and materials used in the retail deposit gathering function of the Company.

First Republic Bancorp Inc.
1993 Annual Report
Edgar Version
Page 2

PAGE 8 AND CARRY OVER TO PAGE 9:
A photo appears here of the Company's Vice President of Savings and some of her customers. Additionally, small photos of the three of the Company's branch locations are included.

PAGE 10:
A bar chart appears, representing loans originated in dollars (millions) for the last five years, which were $324 million in 1989, $341 million in 1990, $445 million in 1991, $826 million in 1992 and $945 million 1993.

PAGE 11:
A photo appears, representing one of the Company's mortgage loan borrowers, Mr. Barry Bonds of the San Francisco Giants baseball team, who was quoted on page
10. Mr. Bonds appears in his home. Additionally, there is a smaller photo of Mr. Bonds on a baseball card and a mortgage loan advertisement for the Company.

PAGE 12:
A bar chart appears here, representing the Company's loan service for others in dollars (million) at the end of the last five years, which was $426 million at the end of 1989, $797 million at the end of 1990, $795 million at the end of 1991, $782 million at the end of 1992 and $814 million at the end of 1993.

PAGE 13:
Photo appears on page 13 with carryover to page 12. One of the Company's borrowers, Mr. Lenore Conroy, is pictured in front of her home with the family dog. Additionally, small photos appear of her husband and author, Mr. Pat Conroy, and the cover of his novel, The Prince of Tides.

PAGE 14:
A pie chart appears, representing the composition of the Company's loan portfolio at December 31, 1993, which was 48% secured by single family residences, 31% secured by multifamily properties, 18% secured by commercial real estate properties and 3% related to other types of loans.

PAGE 15:
A photo appears of a single family residential housing tract under construction, along with a smaller photo of a family of one of the Company's borrowers who is quoted on page 14. Additionally, there is a photo representing an advertisement by Federal National Mortgage Association.

First Republic Bancorp Inc.
1993 Annual Report
Edgar Version
Page 3

PAGE 16:
A photo appears here and carries over to page 17, depicting one of the Company's borrowers in front of his low to moderate income apartment building with several of his tenants. Additionally, smaller photos are presented of the property and the First Republic Thrift & Loan Fair Lending Statement.

PAGE 17:
A pie chart appears, representing the Company's residential loan profile by housing units. 63% of the Company's loans are located in low to moderate income census tracts, as measured by housing units, while 37% of the Company's loans are located in all other census tracts.

PAGE 18:
A bar chart appears, which represents the total loans in dollars (millions) at the end of the last five years, which was $409 million at the end of 1989, $601 million at the end of 1990, $872 million at the end of 1991, $1.068 billion at the end of 1992 and $1.256 billion at the end of 1993.

PAGE 19:
A photo appears here of a historic landmark building in San Francisco called The Flood Building. This property was renovated with the assistance of First Republic. Also included are small photos representing newspaper articles on the renovation and the owner-developer, Mr. James C. Flood, at the ribbon cutting ceremony with the mayor of San Francisco, Mr. Frank Jordan.

PAGE 42:
A photo appears here depicting the Company's Board of Directors as described in the caption below the photo, in front of a single family home in the process of construction by one of the Company's borrowers.

PAGE 44:
Three bar charts are presented, representing the following:
     1. The left chart represents average assets per employee in dollars (millions) for the last five years, which were $6.0 million for 1989, $7.1 million for 1990, $8.3 million for 1991, $9.6 million for 1992 and $9.8 million for 1993.
     2. The middle chart represents net income earned per employee in dollars (thousands), which was $15,000 for 1989, $44,000 for 1990, $79,000 for
          1991, $101,000 for 1992, and $94,000 for 1993.

First Republic Bancorp Inc.
1993 Annual Report
Edgar Version
Page 4

     3. The right-hand chart represents the Company's trend in general and administrative expenses as a percent of average assets, which was 1.67% in 1989, 1.49% in 1990, 1.44% in 1991, 1.30% in 1992 and 1.33%
          in 1993.