Form 10-K405, Exhibit 13
FIRST REPUBLIC BANCORP INC
filed 1995-03-31
CIK 770975

--------------------------------------------------------------------------------
                                                              1994 Annual Report







First Republic Bancorp




                                             [PHOTO APPEARS HERE
                                             OF DEPOSIT CUSTOMERS]




                                     *  Security and Stability Derived
                                        from Capital Strength





                                             [PHOTO APPEARS HERE
                                             OF BORROWER AND HIS FAMILY
                                             AT THEIR HOME]





                                     *  Extraordinary Customer Service
                                        Delivered by Experienced Professionals


                                             [PHOTO APPEARS HERE
                                             OF CHILDREN'S SOCCER TEAM
                                             ON PLAYING FIELD FINANCED
                                             BY COMPANY]

[Logo of First Republic Bancorp Inc. appears here]
First Republic Bancorp Inc.

Financial Highlights

At Year End                           1994            1993            1992            1991            1990
                            --------------  --------------  --------------    ------------    ------------
Total Assets                $1,707,319,000  $1,417,193,000  $1,232,517,000    $932,065,000    $706,160,000
Cash and Investments           190,773,000     146,513,000     158,306,000      62,107,000      96,104,000
Loans, Net                   1,477,492,000   1,233,995,000   1,042,478,000     848,404,000     590,643,000
Thrift Certificates            948,833,000     751,671,000     698,772,000     605,765,000     538,270,000
FHLB Advances                  570,530,000     468,530,000     373,530,000     214,970,000      87,470,000
Subordinated Debentures         64,177,000      60,957,000      55,050,000      33,322,000      23,583,000
Stockholders' Equity           107,286,000     104,946,000      92,125,000      59,312,000      33,172,000
Loans Serviced
  for Others                   843,144,000     814,453,000     781,564,000     794,893,000     796,583,000
Tangible Book Value
  Per Share                         $14.40          $13.58          $11.94           $9.59           $7.71

For The Year                          1994            1993            1992            1991            1990
                            --------------  --------------  --------------    ------------    ------------
Total Interest Income        $ 109,365,000   $  98,347,000   $  95,563,000    $ 82,583,000    $ 66,298,000
Net Interest Income             37,930,000      41,430,000      36,587,000      26,746,000      15,826,000
Net Income                   $   7,303,000   $  12,439,000   $  11,762,000    $  7,505,000    $  3,804,000
Average Fully-diluted
  Shares Outstanding            10,499,947      10,567,800       7,832,484       5,077,931       3,994,135
Fully-diluted Earnings
  Per Share                          $0.85           $1.33           $1.51           $1.48            $.98

Net Income                              Total Assets                            Total Capital
In $ Millions                           In $ Millions                           In $ Millions
1990....................  3.8           1990....................   706          1990....................   62
1991....................  7.5           1991....................   932          1991....................  104
1992.................... 11.8           1992.................... 1,233          1992....................  160
1993.................... 12.4           1993.................... 1,417          1993....................  179
1994....................  7.3*          1994.................... 1,707          1994....................  186

*Adversely affected by 1994 Northridge
 earthquake, as discussed on page 3 and
 elsewhere in this annual report.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


Corporate
Profile

[LOGO OF FDIC APPEARS HERE]

[LOGO OF NYSE APPEARS HERE]

[LOGO OF FEDERAL HOME LOAN BANK SYSTEM APPEARS HERE]

First Republic is a leading banking and mortgage banking institution with growing operations in four major urban markets - San Francisco, Los Angeles and San Diego, California and Las Vegas, Nevada. We are financially strong, customer service-oriented and narrowly focused on our core lending and savings businesses. We believe that the critical measure of our success is the high number of satisfied, repeat customers we are privileged to serve.

     First Republic's customers benefit substantially from:

* A strong capital position of 16.3% risk-based capital, which is over 204% of regulatory guidelines.

* Professional, personal customer service with expanding products and locations.

*    Experienced, high quality, long-term personnel.

*    Specialized and flexible product lines.

*    Competitive terms and rates.

*    Operating cost efficiency.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stockholders'
Message


     This past year was the most difficult in First Republic's history. However, despite the challenges of the January 1994 Northridge earthquake, the continuing recession in California, and rapidly rising interest rates, we achieved consecutive quarterly profits, annual net income of $7.3 million and an overall, after tax return on equity of 6.8%. This is the first year that the Company's earnings have not exceeded the prior year's. Our primary subsidiary, First Republic Thrift & Loan, California's largest, achieved its 113th consecutively profitable quarter.

     1994 Operating Results. In the context of this very challenging operating environment, some of our key results for 1994 were:

* Tangible book value per share rose to $14.40 at year-end. This level represents a 103% increase achieved over the past five years or a compounded annual growth rate of 15.2%, after taxes. This annual rate of growth compares very favorably to the 8.7% per annum, pretax return of the S&P 500 Index over the same five years.

"Because of the Company's strong capital position, we have been able to remain consistently profitable and pursue opportunities even while confronting adversity."

                           [QUOTATION APPEARS HERE]

*    Net earnings were $7.3 million, or $0.85 fully diluted earnings per share.

*    Total assets increased 20% to more than $1.7 billion.

*    Deposits grew 26% during the year to $949 million.

* Assets per full-time employee at year-end were $11.9 million, a 24% improvement over year-end 1993.

* Loan originations were $784 million, a 17% decline from 1993 - a much smaller decline than the nationwide decrease in home mortgage originations.

*    Two new deposit branches were opened.

* The start-up of our full service subsidiary in Nevada, First Republic Savings Bank, was highly successful and profitable.

* General and administrative expenses, as a percentage of average assets, declined nearly 4% to 1.28% in 1994. Our operating efficiency ratio was 47%.

     Capital Strength. We have always adhered to the philosophy that the maintenance of capital strength is essential to long-term success in the financial services industry and 1994 underscored the wisdom of this approach. Because of the Company's strong capital position, we have been able to remain consistently profitable and pursue opportunities even while confronting adversity. At

--------------------------------------------------------------------------------
2

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

year-end 1994, our total capital was a strong 16.3% of risk adjusted assets, or over 204% of regulatory requirements.

Northridge Earthquake. The Northridge earthquake of January 1994 has proven to be a major setback. This earthquake - particularly as it came on the heels of a severe four-year recession in the Los Angeles area - resulted in direct costs of nearly $8 million for First Republic in 1994. We estimate that if these direct costs plus a modest rate of interest on the affected loans were added back to our 1994 results, our after tax earnings would have been approximately $12.6 million and our adjusted return on equity 12%.

     It is worth noting that over 99% of our earthquake losses were on loans secured by apartment buildings in Los Angeles County, 100% of which were located in low- to moderate-income census tracts. Of these losses, more than 73% involved already seismically reinforced masonry buildings.

     As of December 31, 1994, the Company had incurred no losses among its $248.7 million of single family and commercial property loans in the Los Angeles area and only $320,000 of loans to small businesses in the area were adversely impacted. This experience, however painfully gained, provides us with clear and useful lessons for our future lending activities.

     We entered 1995 with many of the problem loans from this experience "resolved" by either workouts, foreclosures, or writedowns and we expect to deal with most of the remaining issues during the first two quarters of the year. We will, however, continue to bear the burden of lower income from workout loans for several years.

Asset Quality and Reserves. We have always worked to maintain careful control over asset quality and 1994 was no exception. Nonaccruing assets and real estate owned equaled 2.41% of total assets at year-end and has never exceeded 3.13% at the end of any quarter. Maintaining these low levels under difficult circumstances reflects our diversified portfolio, careful initial underwriting, rapid writedowns if needed, and enormous workout efforts by our staff.

     Our balance sheet is increasingly conservative. During the last three years the percentage of our loans represented by single family home loans has increased steadily from 31% at December 31, 1991 to 56% at December 31, 1994. We expect this trend to continue during 1995.

[PHOTO OF JAMES H. HERBERT, II, AND ROGER O. WALTHER APPEARS HERE]

James H. Herbert, II, President and CEO (left); Roger O. Walther, Chairman

--------------------------------------------------------------------------------

We have also maintained reserves at a level that we feel is adequate at any point in time. In the face of what appears to be, at long last, a slowly recovering California economy, the Company discontinued additions to its recession reserve as of December 31, 1994. While rising interest rates will slow the recovery, we do not believe this recovery will stall during 1995. We are also hopeful that our reserve additions for the impact of the Northridge earthquake have been substantially completed, although there can be no assurances that additional reserves will not be needed.

"Our deposit franchise has experienced steady growth through periods of both declining and rising interest rates."

                           [QUOTATION APPEARS HERE]

Deposit Franchise Growth. We continued to expand our deposit franchise in 1994 by opening a branch in the Chinatown area of San Francisco and initiating deposit taking in Las Vegas, Nevada. By year end, our three newest locations held $107 million of deposits.

     We also attracted new customers and enhanced our deposit services by introducing limited checking accounts.

     Our nine retail deposit branches operate in four dynamic and diversified metropolitan areas - San Francisco, Los Angeles, San Diego and Las Vegas. With over $105 million of average deposits per branch, our deposit franchise has experienced steady growth through periods of both declining and rising interest rates.

     To further strengthen our service to deposit customers, we introduced Saturday hours at several branches, with considerable success, and plan further expansion. Additionally, we expect to add at least two and possibly three new California retail deposit branches during 1995.

Asset and Liability Matching. First Republic emphasizes adjustable rate real estate secured assets, which are funded by deposits and variable rate Federal Home Loan Bank ("FHLB") advances. The cost of our deposits closely follows the 11th District Cost of Funds Index ("COFI") and we maintain assets that adjust on COFI approximately equal to our total deposits. During 1994, the cost of our deposits rose 0.64% and the COFI index increased 0.49%; both significantly lagged short-term interest rates, which rose more than 3.25%. Our FHLB borrowings fund assets that reprice using market rate indices; however, home mortgage loans often adjust more slowly, offer incentive introductory rates and have limitations

                         Total Deposits
                           $ Millions
                           ----------
                1990          $538
                1991           606
                1992           699
                1993           752
                1994           949

Plus 16.4% per Annum Rate of Growth for the past five years

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


as to periodic rate increases. During 1994, our net interest spread decreased as our liability costs rose more quickly than our asset yields - a trend that is expected to continue into 1995.

     Although our balance sheet has grown, due to competitive conditions it is increasingly difficult to originate new loans at a profit during the initial year of loan life because of the disparity between start rates on adjustable rate mortgages and our incremental liability costs. First Republic has purchased $1.5 billion of interest rate caps to protect against an even more significant rise in interest rates.

Looking Forward. First Republic continues to be well positioned financially and operationally to benefit from a strengthening economy in our markets. The economic outlook for 1995 is for a somewhat better year than 1994 and it is our expectation that single family home resale markets in California will remain reasonably strong during the coming year.

     On the other hand, we expect that refinance volume will remain quite low during 1995 and that home purchase volume will be approximately equal to 1994. As a result, our loan origination volume will probably decline further
in 1995.   We also anticipate increased margin pressure during 1995,
particularly in the first and second quarters due to the upward repricing of a large share of our FHLB advances.

     In our letter to you a year ago, we stated that our objectives for 1994 were to: 1) expand our deposit franchise; 2) focus more on single family home loans with a modest re-entry into multifamily or commercial mortgage lending; and 3) improve operating efficiencies while utilizing our substantial capital base more fully through asset growth. These objectives were achieved in spite of the difficult environment in 1994. During 1995 we plan to continue our focus on these same three goals.

     We are cautious about 1995. It is going to be a difficult year; however, we believe it will be a successful year. The Company should end 1995 with an even stronger customer franchise, an improved branch network, and a more mature and even more profitable Las Vegas-based First Republic Savings Bank operation.

     We appreciate the continuing confidence and support of our customers, stockholders and First Republic family.


/s/ Roger O. Walther           /s/ James H. Herbert, II

Roger O. Walther               James H. Herbert, II
Chairman                       President and Chief Executive Officer


                                     Tangible Book
                                    Value Per Share
                                          $
                                    ---------------
               1990                      7.71
               1991                      9.59
               1992                     11.94
               1993                     13.58
               1994                     14.40

Plus 15.2% per Annum Rate of Growth for the past five years

Savings Security


First Republic offers what our customers value most: savings security, competitive rates, and great personal service.

                                Risk Adjusted
                                Capital Ratios
                                --------------
   Required                          8.0%
   First Republic Bancorp           16.3%

[LOGO OF FDIC INSURED APPEARS HERE]

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


At First Republic, our capital strength is our customers' security. We combine a solid capital foundation, conservative financial management and our history of profitability to provide the stability and confidence our customers seek. With a growing array of products and services, First Republic is expanding in all the markets we serve.

     At the end of 1994, First Republic had assets of more than $1.7 billion. And our ratio of capital to risk adjusted assets was 16.3 percent, 204% of regulatory requirements. First Republic Thrift & Loan's capital ratio is the 11th strongest among the 40 largest California financial institutions. Our customers have the additional security of knowing their deposits are insured by the Federal Deposit Insurance Corporation.

[LOGO OF FIRST REPUBLIC APPEARS HERE]
            Over 40 Years
        California's Largest

[PHOTO OF CUSTOMER MAUREEN O'CONNOR AND EMPLOYEE NANCI MCKISSICK APPEARS HERE]

Customer and former San Diego Mayor, Maureen O'Connor (far left), is pictured with Regional Savings Manager Nanci McKissick in our Del Mar Branch.

Savings Convenience

Through our growing branch network, expanded services and Saturday hours, we deliver what prudent savers want: capital safety, competitive rates, good service and convenience.

     At each of First Republic's nine branches, we provide personalized service and products tailored to meet customer needs. As an added convenience, our customers can now access their savings by writing a check. Our CD's offer virtually any maturity. Our rates are highly competitive. And we have no service charges. Most importantly, our highly trained and very stable staff is professional, proficient, and expert in working with depositor customers to find the right savings solution.


[PHOTO OF CUSTOMER, HIS WIFE AND AN EMPLOYEE APPEARS HERE]

Tailored certificates of deposit and money market accounts are useful tools for creating a secure income stream in retirement. Whether in California or Southern Nevada, a First Republic branch is nearby with knowledgeable and friendly people to serve our customers.

  "First Republic provides the financial security we seek plus all the savings programs we need for our retirement. It's good to have a bank we can bank on."

   Retired Air Force Colonel Don Kahley and his wife, Ruth Kahley
8

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


"Our customers come to us initially because of our competitive savings rates and capital strength. They stay because of our good service and ability to understand their needs."

    Sylvia Lai
    Manager, Chinatown Branch

[PHOTO OF EXTERIOR OF CHINATOWN BRANCH APPEARS HERE]

At every First Republic branch, knowing the neighborhood is the key to first-rate customer service. In our Chinatown branch, a crossroad of cultures, languages and generations, we have well-trained bilingual personnel and offer extended hours to provide the most responsive service.


"After working together for many years, First Republic has earned our trust and our respect."

 Daniel Leibsohn
 Executive Director, The Low Income Housing Fund

[PHOTO OF EMPLOYEE AND CUSTOMER AT SAN FRANCISCO BRANCH APPEARS HERE]

We are proud to serve clients who are committed to affordable housing. The Low Income Housing Fund, which provides innovative financing for low income housing, has been a First Republic customer for seven years. The Fund invests its deposits with us, relying on our capital strength and the professional service of our branch staff in San Francisco.

Focus on Home Loans

"With First Republic I know there won't be any surprises. They are highly personalized, discreet and rock solid."

 Charles Bronson
 Actor

Our commitment to customers only begins at the closing of escrow. We work to build long-term relationships and meet the changing needs of our customers.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


[PHOTO OF BORROWER CHARLES BRONSON IN HIS HOME APPEARS HERE]

Making housing loans is our core business at First Republic. Specializing in higher end residential mortgages and offering flexible loans for first time homebuyers, we have established a position as a respected residential lender in the urban markets we serve - San Francisco, Los Angeles, San Diego and Las Vegas. This geographic focus enables us to stay current with local property values and market dynamics that are critical in every home loan transaction.

     We offer customers a wide range of loan products to choose from: adjustable and fixed rate loans and a selection of customized products, including bridge loans, blended mortgages and our First Line/(TM)/ home equity line of credit. With every loan we originate, we work hard to meet the needs and expectations of each individual customer, providing personalized attention and timely response.

Serving Our Customers

Customer service is our top priority. We work with our loan customers to understand their unique needs, credit situation and time schedule. Our loan officers are highly responsive and look for ways to keep paperwork and meetings to a minimum. Their job is to make obtaining and processing a loan through First Republic as easy as possible.

     We also know how important realtors are in every real estate transaction, so we build strong ties with the real estate brokerage community. This teamwork is another way we make transactions simpler and more efficient for our customers.

"Our realtor suggested we use First Republic because of their reliability.
 It was the best advice he could have given us."

 Doyle and Cathe Moon
 Restaurateurs

[PHOTO OF DOYLE AND CATHE MOON WITH THEIR REALTOR, BILL BULLOCK,
IN THE BALBOA CAFE APPEARS HERE]

As co-owners of San Francisco's Balboa Cafe, Doyle and Cathe Moon have many demands on their time. When they found a new home, we worked with their realtor, Bill Bullock (center), to make the loan process easy and meet their tight schedule.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


[PHOTO OF JERRY D. FLORENCE AND FAMILY IN FRONT OF THEIR HOME APPEARS HERE]

We work closely with our loan customers to respond to their needs and time frame. With our market knowledge and extensive track record, we strive for a home loan process that is seamless from start to finish.

"At Nissan, we appreciate a high quality product and great customer service - First Republic has both."

 Jerry D. Florence (with family)
 Vice President, Marketing,
 Nissan Motor Corporation USA

                              Loans Originated
                               In $ Millions
                              ----------------
          1990                    $341
          1991                     445
          1992                     826
          1993                     945
          1994                     784

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Affordable Housing

"First Republic provided the needed financial support for our apartment project. The bank is a creative and reliable resource and it was great to have them on our team."

 Scott J. Barker
 Executive Vice President, Village Investments

Scott Barker's 198 unit apartment building, located in the Long Beach area of Los Angeles County, is an example of the successful renovation of an older structure. We will continue our efforts to support affordable housing and better facilities for our neighbors in all our markets.

                            Residential Loan Profile
                                By Housing Units
                            ------------------------
Low to Moderate Income
 Census Tracts                         57%

All Other Census Tracts                43%



--------------------------------------------------------------------------------
14

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


[PHOTO OF TENANT FAMILIES AT THE PLAYGROUND IN FRONT OF APARTMENTS SECURING ONE OF COMPANY'S LOANS APPEARS HERE]

An integral part of our commitment to the urban markets we serve is our strong belief that low to moderate priced housing should be quality housing - well constructed, safe and attractive. That's why First Republic finances new construction of multifamily units, as well as refurbishment and renovation of older multifamily housing stock. At December 31, 1994, fully 57% of the housing units securing First Republic's loans were located in low- to moderate-income areas.

     We also recognize that lending is not a one-time event: change is inevitable over the life of a loan. We work with our borrowers to help them accommodate change.

--------------------------------------------------------------------------------

Supporting Education

Since First Republic's inception, community involvement has been a cornerstone of our mission. While we support many initiatives, we are a very active participant in the enrichment of our communities' school and educational programs.

     We are particularly proud of First Republic's leadership role in school financing. Over the past few years, we have worked with many primary and secondary schools to help finance everything from seismic retrofits to large scale new construction. Examples of recent projects in the San Francisco Bay Area are featured here.

[PHOTO  OF ADMISTRATOR AND CHILDREN APPEARS HERE]

"With commitment, flexibility, follow through and expertise, First republic's innovative financing enabled us to purchase our campus."

 John Bloom
 Head Administrator, Waldorf School

[PHOTO OF TWO STUDENTS PLAYING VIOLIN APPEARS HERE]

"While musical vibrations can be sublime, seismic ones are not. Studies told us we needed to retrofit our buildings to guard against earthquake damage. First Republic provided the financing to get the job done and shore up our peace of mind."

 Richard Chenault
 Business Manager, Schools of the Sacred Heart

[PHOTO OF CONSTRUCTION WORKER APPEARS HERE]

"Imagination needs room to grow and so do schools. First Republic was there, in advance, with the financing structure we needed to plan and complete our wonderful new wing and auditorium."

 James Telander
 Headmaster, San Francisco Day School

[PHOTO OF BOYS PLAYING SOCCER APPEARS HERE]

"First Republic's loan helped us meet our goal of creating a first class soccer and playfield. Their professional backing makes First Republic a winner in our book."

 Karen McCown
 Founder, Nueva School

[PHOTO OF HIGH SCHOOL LIBRARY APPEARS HERE]

"When it comes to school financing, First Republic has done their homework.
 They understood not only what we needed in our expansion project, but why we needed it that way. Their forward commitment and flexibility were key to our success."

 Mark Salkind
 Director, The Urban School

[PHOTO OF CLASSROOM APPEARS HERE]

"Equal amounts of understanding and financial support from First Republic gave us the foundation we needed to acquire a great facility."

 Marcus Byruck
 Board Chair, Sierra School

[PHOTO OF CHILDREN IN FRONT OF CONSTRUCTION PROJECT APPEARS HERE]

"Building a new school gym is anything but child's play. First Republic's financing program gave us the resources and confidence to get the job done."

 Kathleen M. Mecca, Ph.D.
 Director, Mt. Tamalpais School

Community Investment

"We had a vision of creating a mobile home park that would provide a beautiful and very affordable home for senior citizens. The great success of our 466 unit Las Vegas park wouldn't have been possible without First Republic."

 Jeff Margolin
 Current President, Las Vegas Jaycees Senior Citizen
 Mobile Home Community

[PHOTO OF MOBILE HOME PARK RESIDENTS APPEARS HERE]

First Republic's Jim Baumberger, pictured center, worked with the Senior Citizens Mobile Home Community and the Las Vegas Jaycees former board president Harold Klein, pictured far left, to make their modern mobile home park project a reality. Citing the project as an example of what the private and public sectors can do in partnership, U.S. Congressman James Bilbray has congratulated First Republic on its role in this unique and successful project.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------


First Republic seeks out special opportunities to meet the needs of customers in our communities. We actively encourage first time home buyers, and have developed special programs to meet their needs. In our Las Vegas area market, the construction of new homes and moderate income housing is a primary activity. In our five years in Nevada, First Republic has financed over 13,000 housing units, the majority of which have been new starter homes or low- to moderate-income multifamily housing.

     Also in Las Vegas, we have played a major role in creating affordable housing for retirees on fixed incomes. The partnership of the Jaycees, community groups and First Republic resulted in an excellent new facility.

[PHOTO OF LETTER FROM DISTRICT'S U.S. CONGRESS REPRESENTATIVE APPEARS HERE]

--------------------------------------------------------------------------------
Consolidated Balance Sheet

December 31,                                              1994             1993
                                                --------------   --------------
Assets
Cash                                            $   16,920,000   $   19,903,000
Federal funds sold and short term  investments      15,500,000       18,883,000
Interest bearing deposits at other financial
  institutions                                         198,000          592,000
Investment securities (fair value $127,199,000
  and $85,063,000 at December 31, 1994 and
  1993, respectively) (Note 2)                     129,628,000       84,208,000
Federal Home Loan Bank stock, at cost               28,527,000       22,927,000
                                                --------------   --------------
                                                   190,773,000      146,513,000
Loans (Note 3):
  Single family (1-4 unit) mortgages               815,010,000      546,232,000
  Multifamily (5+ units) mortgages                 367,750,000      387,757,000
  Commercial real estate mortgages                 250,369,000      229,914,000
  Commercial business loans                          5,621,000        8,346,000
  Multifamily construction                           9,408,000        5,707,000
  Single family construction                        14,227,000       14,512,000
  Equity lines of credit                            28,137,000       31,213,000
  Leases, contracts and other                          975,000        1,333,000
  Loans held for sale                                7,166,000       31,044,000
                                                --------------   --------------
                                                 1,498,663,000    1,256,058,000
Less:
  Unearned loan fee income                          (6,816,000)      (9,406,000)
  Reserve for possible losses                      (14,355,000)     (12,657,000)
                                                --------------   --------------
    Net loans                                    1,477,492,000    1,233,995,000

Interest receivable                                 10,172,000        8,110,000
Prepaid expenses and other assets (Note 4)          16,282,000       14,940,000
Other real estate owned                              8,500,000        9,961,000
Premises, equipment and leasehold improvements,
  net of accumulated depreciation of $5,009,000
  and $4,031,000 at December 31, 1994 and 1993,
  respectively                                       4,100,000        3,674,000
                                                --------------   --------------
Total Assets                                    $1,707,319,000   $1,417,193,000
                                                ==============   ==============

See accompanying notes.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

December 31,                                              1994             1993
                                                --------------   --------------
Liabilities and Stockholders' Equity
Liabilities:
Thrift certificates (Note 5):
  Passbook and MMA accounts                     $  138,726,000   $  117,161,000
  Investment certificates                          810,107,000      634,510,000
                                                --------------   --------------
    Total thrift certificates                      948,833,000      751,671,000

Interest payable                                    12,332,000        8,105,000
Custodial receipts on loans serviced for others         96,000        1,046,000
Other liabilities                                    3,415,000        8,358,000
Federal Home Loan Bank advances (Note 6)           570,530,000      468,530,000
Other borrowings (Note 7)                              650,000       13,580,000
                                                --------------   --------------
    Total senior liabilities                     1,535,856,000    1,251,290,000

Senior subordinated debentures (Note 8)              9,978,000        9,981,000
Subordinated debentures (Note 9)                    19,699,000       16,476,000
Convertible subordinated debentures (Note 10)       34,500,000       34,500,000
                                                --------------   --------------
    Total liabilities                            1,600,033,000    1,312,247,000

Commitments (Note 14)

Stockholders' equity (Note 13 and 15):
  Common stock, $.01 par value; 20,000,000
    shares authorized, 7,797,100 and 7,744,541
    shares issued and outstanding at December
    31, 1994 and 1993, respectively                     78,000           78,000
  Capital in excess of par value                    74,745,000       71,123,000
  Retained earnings                                 39,438,000       35,296,000
  Deferred compensation -- ESOP                       (650,000)      (1,200,000)
  Treasury stock, at cost; 352,397 shares and
    25,750 shares at December 31, 1994 and 1993,
    respectively                                    (4,315,000)        (351,000)
  Unrealized loss on available for sale
    securities (Note 2)                             (2,010,000)              --
                                                --------------   --------------
    Total stockholders' equity                     107,286,000      104,946,000
                                                --------------   --------------
Total Liabilities and Stockholders' Equity      $1,707,319,000   $1,417,193,000
                                                ==============   ==============

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Consolidated Statement of Income

Year Ended December 31,                                     1994              1993              1992
                                                    ------------       -----------       -----------
Interest income:
  Interest on real estate and other loans           $100,816,000       $93,212,000       $91,828,000
  Interest on investments                              8,549,000         5,135,000         3,735,000
                                                    ------------       -----------       -----------
    Total interest income                            109,365,000        98,347,000        95,563,000
                                                    ------------       -----------       -----------
Interest expense:
  Interest on thrift accounts                         41,024,000        35,318,000        39,636,000
  Interest on debentures and other borrowings         30,411,000        21,599,000        19,340,000
                                                    ------------       -----------       -----------
    Total interest expense                            71,435,000        56,917,000        58,976,000
                                                    ------------       -----------       -----------
Net interest income                                   37,930,000        41,430,000        36,587,000
Provision for losses                                   9,720,000         4,806,000         7,783,000
                                                    ------------       -----------       -----------
Net interest income after provision for losses        28,210,000        36,624,000        28,804,000
                                                    ------------       -----------       -----------
Non-interest income:
  Servicing fees, net                                  2,330,000         1,233,000         1,110,000
  Loan and related fees                                1,915,000         1,937,000         1,975,000
  Gain on sale of loans                                  430,000         2,250,000         3,257,000
  Loss on sale of investment securities                       --                --          (852,000)
  Other income                                           458,000             2,000             7,000
                                                    ------------       -----------       -----------
    Total non-interest income                          5,133,000         5,422,000         5,497,000
                                                    ------------       -----------       -----------
Non-interest expense:
  Salaries and related benefits                        7,175,000         5,393,000         5,173,000
  Occupancy                                            2,501,000         1,872,000         1,460,000
  Advertising                                          1,863,000         1,340,000         1,047,000
  Professional fees                                      542,000           542,000           660,000
  FDIC insurance premiums                              1,809,000         1,816,000         1,455,000
  REO costs and losses                                 1,202,000         3,477,000           309,000
  Other general and administrative                     6,013,000         6,207,000         4,392,000
                                                    ------------       -----------       -----------
    Total non-interest expense                        21,105,000        20,647,000        14,496,000
                                                    ------------       -----------       -----------
Income before income taxes                            12,238,000        21,399,000        19,805,000
Provision for income taxes (Note 12)                   4,935,000         8,960,000         8,043,000
                                                    ------------       -----------       -----------
Net income                                          $  7,303,000       $12,439,000       $11,762,000
                                                    ============       ===========       ===========
Primary earnings per share                          $       0.92       $      1.55       $      1.53
                                                    ============       ===========       ===========
Fully diluted earnings per share                    $       0.85       $      1.33       $      1.51
                                                    ============       ===========       ===========
Weighted average fully-diluted shares outstanding     10,499,947        10,567,800         7,832,484
                                                    ============       ===========       ===========

See accompanying notes.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Consolidated Statement of Stockholders' Equity

                                                                            Deferred  Unrealized loss                        Total
                                                Capital in                   compen-     on available                       stock-
Years Ended December 31,   Preferred   Common    excess of     Retained      sation-         for sale      Treasury       holders'
1992, 1993 and 1994            stock    stock    par value     earnings         ESOP       securities         stock         equity
                             -------  -------  -----------  -----------  -----------      -----------   -----------   ------------
Balance at
  January 1, 1992            $ 1,000  $60,000  $47,285,000  $14,041,000  $(2,075,000)     $        --   $        --   $ 59,312,000
Deferred compensation-
  ESOP                                                                       400,000                                       400,000
Exercise of options
  on 48,284 shares
  of common stock                                   87,000                                                                  87,000
Issuance of 1,490,540
  shares of common
  stock                                15,000   20,549,000                                                              20,564,000
Conversion of preferred
  into common stock           (1,000)   3,000       (2,000)                                                                     --
Net income                                                   11,762,000                                                 11,762,000
                             -------  -------  -----------  -----------  -----------      -----------   -----------   ------------
Balance at
  December 31, 1992               --   78,000   67,919,000   25,803,000   (1,675,000)              --            --     92,125,000
Deferred compensation-
  ESOP                                                                       475,000                                       475,000
Effect of stock dividend                         2,946,000   (2,946,000)                                                     --
Exercise of options
  on 21,028 shares
  of common stock                                  177,000                                                                 177,000
Issuance of 6,856 shares
  of common stock                                   81,000                                                                  81,000
Purchase of 25,750 shares
  of treasury stock                                                                                        (351,000)      (351,000)
Net income                                                   12,439,000                                                 12,439,000
                             -------  -------  -----------  -----------  -----------      -----------   -----------   ------------
Balance at
December 31, 1993                 --   78,000   71,123,000   35,296,000   (1,200,000)              --      (351,000)   104,946,000
Deferred compensation-
  ESOP                                                                       550,000                                       550,000
Unrealized loss on available
  for sale securities                                                                      (2,010,000)                  (2,010,000)
Effect of stock dividend                         3,159,000   (3,161,000)                                                    (2,000)
Exercise of options
  on 40,378 shares
  of common stock                                  321,000                                                                 321,000
Issuance of 12,181 shares
  of common stock                                  142,000                                                                 142,000
Purchase of 326,647 shares
  of treasury stock                                                                                      (3,964,000)    (3,964,000)
Net income                                                    7,303,000                                                  7,303,000
                             -------  -------  -----------  -----------  -----------      -----------   -----------   ------------
Balance at
  December 31, 1994          $    --  $78,000  $74,745,000  $39,438,000  $  (650,000)     $(2,010,000)  $(4,315,000)  $107,286,000
                             =======  =======  ===========  ===========  ===========      ===========   ===========   ============

See accompanying notes.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Consolidated Statement of Cash Flows

Year Ended December 31,                                           1994            1993            1992
                                                         -------------   -------------   -------------
Operating Activities
  Net Income                                             $   7,303,000   $  12,439,000   $  11,762,000
  Adjustments to reconcile net income to net
    cash provided (used) by operating activities:
  Provision for losses                                       9,720,000       4,806,000       7,783,000
  Provision for depreciation and amortization                2,687,000       1,892,000       1,673,000
  Amortization of loan fees                                 (4,371,000)     (4,688,000)     (4,482,000)
  Amortization of loan servicing fees                          687,000       1,753,000       1,960,000
  Amortization of investment securities discounts              (12,000)         (1,000)       (125,000)
  Amortization of investment securities premiums               230,000         125,000         203,000
  Loans originated for sale                                (82,173,000)   (361,498,000)   (226,507,000)
  Loans sold into commitments                               85,543,000     339,653,000     240,577,000
  (Increase) decrease in deferred taxes                      1,338,000         655,000        (944,000)
  Net losses on investment securities                               --              --         852,000
  Net gains on sale of loans                                  (430,000)     (2,250,000)     (3,257,000)
  (Increase) decrease in interest receivable                (3,201,000)       (384,000)        568,000
  Increase in interest payable                               4,227,000         273,000         835,000
  Increase in other assets                                  (2,855,000)     (5,802,000)     (4,645,000)
  Increase (decrease) in other liabilities                  (7,233,000)      5,216,000         353,000
                                                         -------------   -------------   -------------
    Net Cash Provided (Used) By Operating Activities        11,460,000      (7,811,000)     26,606,000
Investing Activities
  Loans originated                                        (702,313,000)   (583,298,000)   (599,694,000)
  Loans purchased                                           (8,208,000)     (5,447,000)    (12,342,000)
  Other loans sold                                         131,408,000      85,822,000     132,974,000
  Principal payments on loans                              306,496,000     305,594,000     241,467,000
  Purchase of investment securities                        (49,037,000)    (44,230,000)    (19,406,000)
  Sales of investment securities                                    --              --       3,247,000
  Repayments of investment securities                       10,176,000       5,814,000       3,333,000
  Net decrease in short term investments                       394,000         979,000         410,000
  Additions to fixed assets                                 (1,359,000)     (1,660,000)       (708,000)
  Net proceeds from sale of REO (Note 1)                     8,116,000      18,629,000      19,756,000
                                                         -------------   -------------   -------------
    Net Cash Used by Investing Activities                 (304,327,000)   (217,797,000)   (230,963,000)
Financing Activities
  Net increase in passbook and MMA accounts                 21,565,000       6,072,000      26,896,000
  Issuance of investment certificates                      395,684,000     308,860,000     362,419,000
  Repayments of investment certificates                   (220,087,000)   (262,033,000)   (296,308,000)
  Increase in long-term FHLB advances                      112,000,000      85,000,000     209,560,000
  Repayments of long-term borrowings                          (550,000)       (475,000)       (400,000)
  Net increase (decrease) in short-term borrowings         (22,380,000)     22,380,000     (56,500,000)
  Decrease in deferred compensation - ESOP                     550,000         475,000         400,000
  Issuance of subordinated debentures                        3,245,000      16,476,000      34,500,000
  Repayment of subordinated debentures                         (25,000)    (10,569,000)    (12,772,000)
  Sale of common stock                                         142,000          81,000      20,564,000
  Proceeds from common stock options exercised                 321,000         177,000          87,000
  Purchase of treasury stock                                (3,964,000)       (351,000)             --
                                                         -------------   -------------   -------------
    Net Cash Provided by Financing Activities              286,501,000     166,093,000     288,446,000
  Increase (decrease) in Cash and Cash Equivalents          (6,366,000)    (59,515,000)     84,089,000
  Cash and Cash Equivalents at Beginning of Year            38,786,000      98,301,000      14,212,000
                                                         -------------   -------------   -------------
  Cash and Cash Equivalents at End of Year               $  32,420,000   $  38,786,000   $  98,301,000
                                                         =============   =============   =============

See accompanying notes.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 1994 and 1993

  1  Summary of Significant Accounting Policies

Basis of presentation and organization

The consolidated financial statements of First Republic Bancorp Inc. ("First Republic") include its subsidiaries, First Republic Thrift & Loan ("First Thrift") and First Republic Savings Bank. In December 1993, First Republic purchased First Republic Savings Bank which was relocated to Las Vegas, Nevada and commenced operations in January 1994. First Republic and its subsidiaries are collectively referred to as the "Company". All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 1993 and 1992 financial statements in order for them to conform with the 1994 presentation.

Recognition of income on loans

Interest income from real estate and business loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely. For nonaccrual loans, interest income is recorded when cash is received.

     Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using the interest method.

Reserve for possible losses

The Company provides for losses by charging current income in such amounts as are required to establish a reserve for possible losses that management considers to be adequate, based upon a number of factors, including loan delinquencies, asset classifications, past loss experience, estimated collateral values, management's assessment of credit risk inherent in the loan portfolio, ratio analysis, delinquency and migration analysis, and the Company's underwriting policies. The reserve is reviewed and adjusted quarterly. It is the Company's policy to charge off balances that are deemed uncollectible.

     As a result of the Northridge earthquake which struck the Los Angeles area in January 1994, the Company provided reserves totalling $7,750,000 during 1994 related to the damage or adverse economic impact on properties securing the Company's loans. Chargeoffs against this reserve were $6,133,000 in 1994, including $543,000 related to interest deemed to be uncollectible, $4,780,000 of principal reductions on nonaccrual and restructured loans and $810,000 of costs and losses related to real estate acquired. At December 31, 1994, the balance of the earthquake reserve was $1,618,000.

     In May 1993, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires creditors to measure impairment of a loan based on one of the following: (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the fair value of the underlying collateral or (iii) the fair value of the loan. If the measure of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for losses. The Company plans to implement SFAS No. 114 as of January 1, 1995. The impact of the statement on the Company's results of operations and financial position is not expected to be material.

Investment securities

Effective January 1, 1994, the Company adopted SFAS No. 115 "Accounting For Certain Investments in Debt and Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS No. 115 establishes classification of investments into three categories:
(i) debt securities that the entity has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; (ii) debt securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt securities not classified as either securities held to maturity or trading securities and equity securities are classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity.

     Investment securities classified as held to maturity are recorded at historical cost, adjusted for amortization of premium and accretion of discount, where appropriate. Realized and unrealized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 1994 and 1993, no trading securities were owned and during 1994 the Company did not buy or sell any trading securities.

--------------------------------------------------------------------------------
Other real estate owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Company owned, or treated as foreclosed in substance, real estate of $8,500,000 at December 31, 1994 and $9,961,000 at December 31, 1993.

     Loans in the amount of $10,186,000 in 1994 and $21,954,000 in 1993 were transferred to other real estate owned. Additionally, subsequent loans to facilitate the sale of other real estate owned were $7,091,000 and $13,833,000 in 1994 and 1993, respectively.

Premises, equipment and leasehold improvements

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

     Purchased mortgage loan servicing rights represent the cost of acquiring the rights to service mortgage loans, which cost is amortized over the estimated life of the loans based on the interest method. The carrying value of purchased mortgage servicing rights and premium on loans sold is periodically measured based on actual prepayment experience compared to projected prepayments; writedowns and adjustments in the amortization rates are made when an impairment is indicated. The amount of loans being serviced for others was $843,144,000 and $814,453,000 at December 31, 1994 and 1993,
respectively.

     Loans are classified as held for sale when the Company is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees, or market.

Derivative financial instruments -- interest rate cap and swap agreements

The Company uses interest rate cap agreements and interest rate swap agreements, known as derivative financial instruments, for interest rate risk protection or liability matching. Interest rate cap agreements are purchased primarily to reduce the Company's exposure to rising interest rates which would increase the cost of liabilities above the maximum yield which could be earned on certain adjustable rate mortgages and investments. Costs are amortized to interest expense using the straight-line method over the life of interest rate cap agreements, and benefits are recognized when realized. The unamortized cost of interest rate cap agreements is included in other assets. Interest rate swap agreements match asset yields with liability costs by converting the cost of specific Federal Home Loan Bank advances from a fixed rate to a variable rate, with the term of each swap agreement matched to the maturity of the underlying advance. The differential to be paid or received is accrued as an adjustment to interest expense as interest rates change. The related receivable from counterparties is included in interest receivable. The fair values of interest rate swap agreements are not recognized in the financial statements. The Company is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.

     The Company adopted SFAS No. 119 "Disclosures about Derivative Financial Instruments and Fair Value on Financial Instruments" on December 31, 1994. SFAS No. 119 requires various disclosures regarding derivative activities which are detailed in Notes 6 and 11.

Income taxes

First Republic and its subsidiaries file a consolidated federal income tax return and a combined state tax return.

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Statement of cash flows

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short term investments such as federal funds sold with maturity dates of less than ninety days. The Company paid interest of approximately $67,208,000 in 1994, $56,644,000 in 1993 and $58,141,000 in 1992. Additionally, the Company paid income taxes of $6,620,000, $8,324,000, and $9,075,000 for the years ended December 31, 1994,
1993 and 1992, respectively.

Earnings per share

Primary earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, plus the effect, when dilutive, of stock options. Shares repurchased by the Company are deducted from shares outstanding for earnings per share calculations.

     Due to the issuance of convertible subordinated debentures in December 1992, the calculation of fully diluted earnings per share adds back to the Company's reported net income the effect of interest expense on such convertible debentures, net of taxes, and increases the number of shares outstanding as if the debentures were converted into common stock.

  2  Investment Securities

Under SFAS No. 115, the Company's investment securities, including mortgage backed securities ("MBS"), are classified as held to maturity or available for sale at December 31, 1994. All investment securities at December 31, 1993 were held for investment and carried at amortized cost.

                                    Estimated      Estimated        Estimated
                      Amortized    Unrealized     Unrealized             Fair
(In $ thousands)           Cost   Gross Gains   Gross Losses            Value
                      ---------   -----------   ------------        ---------
December 31, 1994
Held to Maturity
Securities at Cost:
U.S. Government        $ 25,431        $  311        $  (249)        $ 25,493
Agency MBS               26,876             9           (627)          26,258
Other MBS                65,404            20         (1,894)          63,530
Other                       167            --             --              167
                       --------        ------        -------         --------
Total                  $117,878        $  340        $(2,770)        $115,448
                       ========        ======        =======         ========

Available for Sale Securities
  at Fair Value:
Equity Securities      $ 13,760        $   --        $(2,010)        $ 11,750
                       ========        ======        =======         ========

December 31, 1993
U.S. Government        $ 25,404        $  731        $    --         $ 26,135
Agency MBS               13,788           266             --           14,054
Other MBS                44,655            60           (202)          44,513
Other                       361            --             --              361
                       --------        ------        -------         --------
                       $ 84,208        $1,057        $  (202)        $ 85,063
                       ========        ======        =======         ========

     Available for sale securities at December 31, 1994 consisted of a portfolio of adjustable rate perpetual preferred stocks, which have no stated maturities and therefore are classified as available for sale; because such securities are equity securities and generate capital gains or losses for tax purposes, the amount of unrealized losses recorded as a reduction in stockholders' equity has not been reduced for the effect of taxes.

     At December 31, 1994, all of the Company's investment securities carried interest rates which adjust annually or more frequently; the weighted average yield earned was 6.33% for held to maturity investments and 9.07% for available for sale securities, on a tax equivalent basis. At December 31, 1994, the amortized cost of Agency MBS included $24,989,000 of securities converted from Company originated loans.

     Market values are determined by current quotation, or analysis of estimated future cash flows. The following table summarizes the Company's carrying value and estimated fair value by maturity of investment securities owned at December 31, 1994 and classified as held to maturity.

                                                 Carrying        Estimated
                                                    Value       Fair Value
                                             ------------     ------------
Due in one year or less                      $  1,049,000     $  1,039,000
Due after one year through five years                  --               --
Due after five years through ten years            882,000          875,000
Due after ten years                            23,667,000       23,746,000
                                             ------------     ------------
                                               25,598,000       25,660,000
Mortgage backed securities                     92,280,000       89,788,000
                                             ------------     ------------
                                             $117,878,000     $115,448,000
                                             ============     ============

     During 1994 and 1993, the Company did not sell any investment securities. In 1992, proceeds from the sale of securities were $3,247,000, resulting in gross gains of $5,000 and gross losses of $857,000.

  3  Loans


Real estate loans are secured by real property and mature over periods primarily ranging up to thirty years. At December 31, 1994, loans of $834,342,000 are pledged as collateral for FHLB advances.

     The Company restructures loans, generally because of borrower's financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan.

--------------------------------------------------------------------------------

Loans that were past due more than 90 days (nonaccrual loans) and restructured loans, together with the related interest income information, are summarized as follows:

At or for the year ended December 31,             1994               1993
                                           -----------        -----------
Nonaccrual loans:
  Balance at year end                      $32,623,000        $11,618,000
  Interest foregone                          1,646,000          1,136,000
Restructured loans:
  Balance at year end                       17,489,000          6,342,000
  (Net of nonaccrual loans)
  Actual interest income recognized            813,000            284,000
  Pro forma interest income under
    original terms                         $ 1,313,000        $   390,000

     Loans that have been modified in troubled debt restructurings which result in more than four monthly payments being deferred, capitalized or waived are reported as nonaccrual loans until at least six consecutive payments are received subsequent to the loan modification.

     An analysis of the changes in the reserve for possible losses for the past three years follows:

                                        1994            1993            1992
                                 -----------     -----------     -----------
Balance at beginning of year     $12,657,000     $12,686,000     $11,663,000
Provision charged to
  operations                       9,720,000       4,806,000       8,062,000
Reserve from purchased loans          34,000         200,000         466,000
Reserve of First Republic
  Savings Bank at acquisition             --          24,000              --
Chargeoffs on originated loans:
  Single family                     (210,000)       (209,000)       (328,000)
  Multifamily                     (7,177,000)     (3,367,000)     (3,961,000)
  Commercial real estate            (695,000)     (1,547,000)     (3,750,000)
  Commercial business loans          (79,000)        (76,000)       (213,000)
Recoveries on originated loans:
  Single family                       11,000              --          50,000
  Multifamily                        119,000              --           5,000
  Commercial real estate                  --          92,000         654,000
  Commercial business loans           15,000          43,000          12,000
Acquired loans, net                  (40,000)          5,000          26,000
                                 -----------     -----------     -----------
Balance at end of year           $14,355,000     $12,657,000     $12,686,000
                                 ===========     ===========     ===========

  4  Prepaid Expenses and Other Assets

At December 31, prepaid expenses and other assets consist of the following:

                                                         1994            1993
Purchased servicing rights and premium
  on loans sold, net                              $   793,000     $ 1,154,000
Debt issuance costs, net                            5,301,000       5,372,000
Interest rate cap agreements, net                   5,918,000       3,479,000
Prepaid expenses                                    1,948,000       1,118,000
Other assets                                        2,322,000       3,817,000
                                                  -----------     -----------
                                                  $16,282,000     $14,940,000
                                                  ===========     ===========

     Debt issuance costs are amortized over the life of the issue on a straight line basis which approximates a level yield method.

  5  Thrift Certificates

Passbook and money market accounts, which have no contractual maturity, pay interest at rates ranging from 2.3% to 4.9% per annum and 2.3% to 3.1% per annum at December 31, 1994 and 1993, respectively, compounded daily. Investment certificates have maturities primarily ranging from 91 days to 60 months and bear interest at varying rates based on money market conditions, generally ranging from 3.5% to 10.3% and from 3.1% to 10.3% at December 31, 1994 and 1993, respectively.

     First Thrift is subject to the provisions of the California Industrial
Loan Law, which limits the amount of thrift balances which may be raised to twenty times its shareholder's equity. At December 31, 1994, based on the amount of thrift certificates outstanding, First Thrift was required to maintain shareholder's equity of approximately $46,000,000, compared with actual shareholder's equity of $124,549,000.

     First Thrift and First Republic Savings Bank are members of the FDIC and their thrift accounts are insured by the FDIC up to $100,000 each per insured depositor.

  6  Federal Home Loan Bank Advances

First Thrift is a voluntary member of the Federal Home Loan Bank of San Francisco ("FHLB"). First Thrift was approved for $657,000,000 of FHLB advances at December 31, 1994. First Thrift owned FHLB stock of $28,527,000

                                                          First Repbulic Bancorp
--------------------------------------------------------------------------------

at December 31, 1994 or 5% of the FHLB advances outstanding. FHLB stock is recorded at cost, is redeemable at par and is pledged as collateral for FHLB advances. FHLB advances are primarily adjustable rate in nature, including the effect of interest rate swap agreements, and consist of the following at December 31:

                                       1994                       1993
                                 ----------------           ----------------
Advances maturing in             Amount      Rate           Amount      Rate
                           ------------     -----     ------------     -----
One year or less           $ 44,000,000     6.68%     $ 10,000,000     3.66%
1 to 2 years                         --       --        44,000,000     4.16
2 to 5 years                         --       --                --       --
After five years            526,530,000     5.90       414,530,000     3.94
                           ------------     -----     ------------     -----
                           $570,530,000     5.96%     $468,530,000     3.95%
                           ============     =====     ============     =====

     The stated interest rates include the effect of interest rate swap agreements with a total notional principal amount of $65,000,000, of which $40,000,000 mature in 1995 and $25,000,000 mature in 2001. Under the
Company's interest swap agreements, a fixed rate which is equal to the fixed rate paid on FHLB advances is received and the Company pays a rate which varies semiannually with market rates of interest. During 1994, the Company did not enter into any new interest rate swap agreements and $2,376,000 under outstanding interest rate swap agreements was recorded as a reduction in interest expense on borrowings. The Company is exposed to loss if the swap counterparties fail to perform; however, the Company does not anticipate such nonperformance. The Company does not obtain collateral under its interest rate swap agreements but monitors the credit standing of its swap counterparties; at December 31, 1994, the Company had pledged to one of its swap counterparties collateral with a book value of $897,000.

  7  Other Borrowings

At December 31, 1994 and 1993, other borrowings included borrowings of the Company's Employee Stock Ownership Plan Trust from unaffiliated commercial banks totalling $650,000 and $1,200,000, respectively. These borrowings are guaranteed by First Republic, have interest rates at prime less 0.5% and provide for quarterly interest payments and gradual principal reduction until final maturity at December 31, 1995 (see Note 15).

     The Company maintains accounts with certain primary securities dealers and, since February 1988, has entered into repurchase agreements to borrow short-term funds with investment securities as collateral. These borrowings bear interest at rates which vary with market conditions. For 1993, borrowings under repurchase agreements averaged $577,000 and the maximum amount outstanding at any month-end was the $12,380,000 outstanding at December 31, 1993, which matured on January 18, 1994 and carried an interest rate of 3.5%. Subsequent to this maturity, there were no such borrowings in 1994.

  8  Senior Subordinated Debentures

Senior subordinated debentures are due September 30, 2003 and bear interest ranging from 10% to 11% (average rate 10.6%). The senior subordinated debentures pay interest monthly. The Company may be required to redeem the senior subordinated debentures early only upon death of the holder.

  9  Subordinated Debentures

The Company's subordinated debentures consist of two issues. In May 1993, the Company issued in a public offering $13,000,000 of subordinated debentures, which pay interest semi-annually at 8.5% and mature May 15, 2008. At December 31, 1994 and 1993, the balance outstanding of these subordinated debentures was $12,993,000 and $13,000,000, respectively.

     In August 1993, the Company commenced the public offering of subordinated debentures, which pay interest quarterly at 8.0% until maturity on January 15, 2009; there were $5,440,000 and $3,476,000 of these debentures outstanding at December 31, 1994 and 1993, respectively. Additionally, during 1994 the Company completed the debenture offering and at December 31, 1994, there were $1,266,000 of 8% reset subordinated debentures outstanding

--------------------------------------------------------------------------------
with a maturity of January 15, 2009. These reset subordinated debentures pay interest quarterly at an initial rate of 8% with the interest rate subject to two adjustments in July 1999 and July 2004, at which time the rate paid will reset at a rate between 6% and 10% depending on market conditions.

 10  Convertible Subordinated Debentures

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

 11  Interest Rate Caps

In connection with its asset and liability management policies, First Thrift purchases interest rate cap contracts primarily as a protection against interest rates rising above the maximum rates on its adjustable rate loans. At December 31, 1994, the aggregate notional amount of interest rate cap contracts was $1,260,000,000, which mature in periods ranging from January 1995 through September 2000. At December 31, 1993, the notional amount of interest rate cap contracts owned by First Thrift was $945,000,000 and during 1994 there were purchases of $345,000,000 and maturities of $30,000,000. The terms and amount of interest rate caps maintained by the Company is based on management's expectations about future interest rates and the level of maximum interest rates inherent in the Company's loans. Under the terms of the cap contracts, each with an unrelated commercial or investment banking institution, First Thrift will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate ("LIBOR") for any period during the agreement in which such rate exceeds a rate ranging from 9.0% to 13.0% as established in each agreement. The Company has no future financial obligation related to its cap contracts. Additionally, $37,400,000 of First Thrift's advances with the FHLB contain interest rate caps of 12% as part of the borrowing agreement and, at December 31, 1994, First Republic Savings Bank owns $10,000,000 of 10% LIBOR interest rate caps. The Company evaluates the credit worthiness of its counterparties under interest rate cap contracts and has established an approved limit for each institution. The Company is exposed to market risk to the extent its counterparties are unable to perform; however, the Company does not expect such nonperformance. The amortization of interest rate cap costs increased interest expense by $1,210,000 in 1994, $850,000 in 1993, and $672,000 in 1992.

     Additionally, at December 31, 1994, First Thrift owned certain shorter-term interest rate cap contracts purchased as protection against further increases in interest rates during 1995 and 1996. Monthly repricing caps in the notional principal amount of $150,000,000 carry a strike rate which increases from 6.75% to 8.92% over the period from April 1995 to maturity in July 1996 and $50,000,000 of interest rate caps carry a strike rate of 8% until maturity in December 1996.

 12  Income Taxes

The annual provision for income taxes consists of the following:

                                    1994           1993           1992
                              ----------     ----------     ----------
Federal taxes:
  Current                     $2,761,000     $6,047,000     $6,916,000
  Deferred                       771,000        456,000       (261,000)
                              ----------     ----------     ----------
                               3,532,000      6,503,000      6,655,000
                              ----------     ----------     ----------
State taxes:
  Current                        836,000      2,258,000      2,071,000
  Deferred                       567,000        199,000       (683,000)
                              ----------     ----------     ----------
                               1,403,000      2,457,000      1,388,000
                              ----------     ----------     ----------
Total                         $4,935,000     $8,960,000     $8,043,000
                              ==========     ==========     ==========

     The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

                                               1994       1993       1992
                                              -----      -----      -----
Expected statutory rate                       35.0%      35.0%      34.0%
State taxes, net of federal benefits           7.5        7.5        7.3
Change in valuation allowance                   --        0.9       (0.7)
Other, net                                    (2.2)      (1.5)        --
                                              -----      -----      -----
Effective tax rate                            40.3%      41.9%      40.6%
                                              =====      =====      =====

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                 1994               1993
                                           ----------         ----------
Deferred tax assets:
  Bad debt deduction                       $4,351,000         $4,378,000
  Deferred franchise tax                      445,000            870,000
  Deferred income                             279,000            270,000
                                           ----------         ----------
    Total gross deferred tax assets         5,075,000          5,518,000
    Less valuation allowance                 (421,000)          (421,000)
                                           ----------         ----------
    Deferred tax assets                     4,654,000          5,097,000
                                           ----------         ----------
Deferred tax liabilities:
  Loan fee income                           3,616,000          3,154,000
  FHLB stock dividend income                  274,000            274,000
  Prepaid FDIC premiums                       456,000                 --
  Depreciation and amortization                34,000             57,000
                                           ----------         ----------
    Total gross deferred tax liabilities    4,380,000          3,485,000
                                           ----------         ----------
    Net deferred tax asset                 $  274,000         $1,612,000
                                           ==========         ==========

     The following is a summary of changes in deferred tax related accounts for 1993 and 1994 under SFAS No. 109:

                      Deferred     Valuation         Deferred
                     Tax Asset     Allowance    Tax Liability             Net
                    ----------     ---------    -------------     -----------
January 1, 1993     $5,288,000     $(233,000)     $(2,788,000)    $ 2,267,000
Changes                230,000      (188,000)        (697,000)       (655,000)
                    ----------     ---------      -----------     -----------
December 31, 1993    5,518,000      (421,000)      (3,485,000)      1,612,000
Changes               (443,000)           --         (895,000)     (1,338,000)
                    ----------     ---------      -----------     -----------
December 31, 1994   $5,075,000     $(421,000)     $(4,380,000)    $   274,000
                    ==========     =========      ===========     ===========

     The net deferred tax asset represents recoverable taxes and is included in other assets.

 13  Stockholders' Equity

In March 1992, 2,013,058 shares of common stock were sold in a public offering, resulting in net proceeds of $20,564,000 on the sale of 1,490,540 new shares. In February 1992, the remaining shares of the Company's Series C preferred stock were converted into shares of common stock.

     In May 1993, the Company's Board of Directors authorized the repurchase of up to 206,000 shares of the Company's common stock and this authorized level was increased to 406,000 in October 1994. In 1993, 25,750 shares were purchased at a cost of $351,000 and were held as treasury stock at December 31, 1993. During 1994, 326,647 shares were repurchased, bringing the total shares held as treasury stock to 352,397 with a total cost of $4,315,000 at December 31, 1994.

     Under First Republic's 1985 Stock Option Plan (the "Plan") at December 31, 1994, there were remaining options on 639,658 shares of common stock reserved for issuance and options on 618,430 shares had been granted, all of which were exercisable.

     The Company's stock options expire ten years from the date granted and transactions under the Plan are summarized as follows:

                                          Number              Price
                                       of Shares          Per Share
Balance, January 1, 1993                 615,216    $ 6.74 - $15.55
Options Granted                           66,624     12.34 -  14.96
Options Exercised                        (21,028)     6.74 -  12.62
Options Cancelled                         (4,423)    11.78 -  14.26
                                         -------    ---------------
Balance, December 31, 1993               656,389      6.74 -  15.55
Options Granted                           17,800     10.00 -  14.75
Options Exercised                        (40,444)     6.74 -  12.62
Options Cancelled                        (15,315)    11.78 - $14.85
                                         -------    ---------------
Balance, December 31, 1994               618,430    $ 6.74 - $15.55
                                         =======    ===============

     Additionally, the outside directors of the Company and its subsidiaries hold stock options which are not in the Plan for a total of 326,720 shares of common stock which were issued since August 1989, at prices ranging from $6.74 to $16.02. Executive officers hold additional stock options for 74,262 shares of common stock granted in October 1991 at $12.73.

     In 1992, certain of the Company's officers were granted stock options on 434,969 shares of common stock (out of a total of 477,405 such option shares authorized by the Board of Directors and not in the Plan) at an exercise price of $14.84 per share; 20% of such options vested immediately upon grant, with the remainder contingent upon the achievement of specified annual increases in the tangible book value per share of the Company's common stock. Additional stock options of this type on 39,780 shares of common stock were granted to other employees in 1994 and 1993. As of December 31, 1994, approximately 67% of such options were vested.

--------------------------------------------------------------------------------
     A former and a current officer have exercised 83,545 options in exchange for notes payable to the Company totalling $704,000 and bearing interest at a 7.8% average rate.

     After stockholder approval, the Company established an Employee Stock Purchase Plan which provides for the purchase of up to 424,360 shares of common stock by eligible employees. Common stock sold to employees under this plan were 12,181 shares in 1994 and 6,856 shares in 1993, resulting in net proceeds to the Company of $142,000 and $81,000, respectively.

     The Company's ability to pay cash dividends on its common stock is restricted to approximately $3,575,000 at December 31, 1994 under terms of its subordinated debentures. No cash dividends may be paid by the Company if, upon giving effect to such dividend, a default in the payment of interest or principal on the convertible subordinated debentures shall exist or occur. During 1994, First Thrift paid $2,500,000 of dividends to First Republic. At December 31, 1994 certain regulatory requirements limit the amount of dividends that First Thrift may pay to First Republic to approximately $14,500,000.

 14  Commitments

At December 31, 1994, the Company had conditional commitments to originate loans of $12,049,000 and to disburse additional funds on existing loans and lines of credit of $70,658,000. The Company's commitments to originate loans are agreements to lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Future minimum rental payments required under operating leases, including the Company's office facilities, that have initial or remaining noncancellable terms in excess of one year at December 31, 1994 are as follows: 1995--$1,451,000; 1996--$1,460,000; 1997--$1,405,000;
1998--$1,218,000; 1999--$990,000; thereafter--$1,344,000. Rent and related occupancy expense was $1,398,000 in 1994, $1,132,000 in 1993 and $842,000 in 1992.

 15  Employee Benefit Plans

The Company has a deferred compensation plan ("the 401k Plan") under section 401(k) of the Internal Revenue Code under which it matches, with contributions from net income, up to 5% of each contributing member employee's compensation. Company contributions to the 401k Plan in 1994, 1993 and 1992 were approximately $325,000, $280,000 and $300,000, respectively.

     The Company established an Employee Stock Ownership Plan ("ESOP") in 1985 which enables eligible employees to own Common Stock of First Republic. The ESOP Trust has borrowed funds to purchase shares of Common Stock at the market price at the time of purchase. The Company has guaranteed these borrowings and make contributions to the Trust, in amounts required to make principal and interest payments. As the debt is repaid, the Common Stock is allocated to the accounts of the ESOP's participants, with vesting over a period of five years. The Company made contributions of $615,000, $558,000 and $512,000 to the ESOP in 1994, 1993 and 1992, respectively, of which $65,000, $83,000 and $112,000 represents interest expense. Compensation expense is recognized using the shares allocated method. The number of shares allocated by the ESOP were 60,549 in 1994, 53,617 in 1993, and 50,697 in 1992. At December 31, 1994, the ESOP holds 312,133 shares allocated to participants and 67,154 unallocated shares.

     Since inception, the Company has not offered any other employee benefit plans and, at December 31, 1994, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible to participate in the Company's 401k and ESOP plans after six months of full time employment and in the Employee Stock Purchase Plan after one year.

 16  Fair Value of Financial Instruments

SFAS No 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best

                                                          First Repbulic Bancorp
--------------------------------------------------------------------------------

judgement in assessing fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 1994 and 1993; therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

     The estimated fair values presented neither include nor give effect to the values associated with the Company's existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of money market and passbook accounts is equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded.

     Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

Cash, short-term investments and deposits: Current carrying amounts approximate estimated fair value.

Investment securities: For securities held to maturity and carried at amortized cost, as well as available for sale securities, current market prices or quotations were used to determine fair value.

FHLB stock: FHLB stock has no trading market, is required as part of membership, and is redeemable at par; therefore, its fair value is presented at cost.

Loans receivable: The carrying amount of loans is net of unearned fee income and the reserve for possible losses. To estimate fair value of the Company's loans, primarily adjustable rate real estate secured mortgages, each loan collateral type is segmented into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk, and accrual status.

     The fair value of single family mortgages is based primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated using quoted prices and by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.

     The fair value of nonaccruing loans and certain other loans is further adjusted with an additional risk factor reflecting the individual characteristics of the loans and the results of the Company's internal loan grading process.

Mortgage servicing rights: The fair value of excess servicing rights related to loans originated and sold by the Company is based on estimates of current market values for similar loans with comparable terms, with no value attributed to past due loans. Additionally, at December 31, 1993, the Company had purchased mortgage servicing rights with a fair value approximately equal to their carrying value of $251,000; these amounts are not included in the following table.

Deposit liabilities: The fair value of deposits with a stated maturity is based on the discounted value of contractual cash flows, using a discount rate based on rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

FHLB advances: The Company's FHLB advances consist primarily of long-term adjustable rate borrowings. Using current terms quoted by the FHLB to the Company, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity, and includes approximately $200,000 for the fair value of $37.4 million of interest rate cap agreements with the FHLB imbedded in these advances.

Debentures: The fair value is based on current market prices for traded issues.

--------------------------------------------------------------------------------
Commitments to extend credit: The majority of the Company's commitments to extend credit carry current market interest rates if converted to loans.
Because these commitments are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table.

Derivative financial instruments: The fair value of interest rate cap and swap agreements generally reflects the estimated amounts that the Company would receive or pay, based upon dealer quotes, to terminate such agreements at the reporting date.

                                  December 31, 1994       December 31, 1993
                                ---------------------   ---------------------
                                Carrying         Fair   Carrying         Fair
(In $ thousands)                  Amount        Value     Amount        Value
                                --------     --------   --------     --------
Assets:
Cash                          $   32,618   $   32,618  $   39,378   $   39,385
Investments                      129,628      127,199      84,208       85,063
FHLB stock                        28,527       28,527      22,927       22,927
Loans, net                     1,477,492    1,462,192   1,233,995    1,258,734
Servicing rights                     793        8,650         903        8,000

Liabilities:
Deposits                         948,833      943,770     751,671      758,241
Borrowings                       571,180      568,956     482,110      480,609
Subordinated debentures           29,677       26,504      26,457       26,200
Convertible debentures            34,500       32,258      34,500       42,953

Off-balance sheet:
Interest rate caps                 5,918       10,935       3,479        2,321
Interest rate swaps                   --        1,195          --        7,545

17  First Republic Bancorp Inc.
(Parent Company Only)

Condensed Balance Sheet
December 31,                                               1994            1993
                                                   ------------    ------------
Assets
Cash and investments                               $ 10,240,000    $  6,034,000
Loans, net                                            1,669,000       2,078,000
Investment in subsidiaries                          140,776,000     139,982,000
Advance to subsidiaries                                 214,000       1,030,000
Other assets                                         20,710,000      18,890,000
                                                   ------------    ------------
                                                   $173,599,000    $168,014,000
                                                   ============    ============
Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities           $  1,486,000    $    911,000
Other borrowings                                        650,000       1,200,000
Subordinated debentures                              29,677,000      26,457,000
Convertible subordinated debentures                  34,500,000      34,500,000
                                                   ------------    ------------
                                                     66,313,000      63,068,000
                                                   ------------    ------------
Stockholders' equity                                107,286,000     104,946,000
                                                   ------------    ------------
                                                   $173,599,000    $168,014,000
                                                   ============    ============

Condensed Statement of Income
Year Ended December 31,                     1994            1993           1992
                                     -----------     -----------    -----------
Interest income                      $   286,000     $   758,000    $ 1,011,000
Interest expense                       5,742,000       5,321,000      4,370,000
Dividends from subsidiaries            2,500,000       1,963,000      1,160,000
Other income                           5,031,000       4,931,000      4,694,000
General and administrative
  expense                              1,979,000       4,278,000      3,668,000
                                     -----------     -----------    -----------
Operating income (loss)                   96,000      (1,947,000)    (1,173,000)
Equity in undistributed
  earnings of subsidiaries             7,207,000      14,386,000     12,935,000
                                     -----------     -----------    -----------
Net income                           $ 7,303,000     $12,439,000    $11,762,000
                                     ===========     ===========    ===========

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Condensed Statement of Cash Flows

Year Ended December 31,                   1994            1993             1992
                                   -----------     ------------    ------------
Operating Activities:
Net Income                         $ 7,303,000     $ 12,439,000    $ 11,762,000
Adjustments to net cash from
  operating activities:
Provision for losses                        --          (33,000)         14,000
Gain on sale of servicing             (703,000)              --              --
Increase in other assets            (1,631,000)      (6,751,000)     (3,030,000)
Increase (decrease) in
  other liabilities                    575,000          416,000      (1,235,000)
Equity in undistributed
  earnings of subs.                 (7,207,000)     (14,386,000)    (12,935,000)
                                   -----------     ------------    ------------
Net Cash Used                       (1,663,000)      (8,315,000)     (5,424,000)
Investment Activities:
Loans originated                    (1,358,000)      (6,303,000)    (11,953,000)
Loans sold                           1,640,000       10,616,000      14,028,000
Servicing sold                         738,000               --              --
Capital from (into) subs.            4,413,000       (5,157,000)    (31,100,000)
Advances to subs.                      816,000         (812,000)        623,000
                                   -----------     ------------    ------------
Net Cash Provided (Used)             6,249,000       (1,656,000)    (28,402,000)
Financing Activities:
Net decrease in other
  borrowings                          (550,000)        (475,000)       (400,000)
Net decrease in
  def. Comp. -- ESOP                   550,000          475,000         400,000
Issuance of subordinated
  debentures, net                    3,220,000        5,907,000      21,728,000
Sale of stock                          463,000          258,000      20,651,000
Purchase of treasury stock          (3,964,000)        (351,000)             --
                                   -----------     ------------    ------------
Net Cash Provided (Used)              (281,000)       5,814,000      42,379,000
Increase (decrease) in Cash          4,305,000       (4,157,000)      8,553,000
Cash at start of year                5,935,000       10,092,000       1,539,000
                                   -----------     ------------    ------------
Cash at end of year                $10,240,000     $  5,935,000    $ 10,092,000
                                   ===========     ============    ============

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Republic Bancorp Inc.:

We have audited the accompanying consolidated balance sheet of First Republic Bancorp Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bancorp Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

San Francisco, California
January 26, 1995

-------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

The Company derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Company receives on interest-bearing portfolio loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) mortgage banking operations involving the origination and sale of real estate secured loans; and (3) servicing fee income which results from the ongoing servicing of such loans for investors and the servicing of other loans pursuant to purchased servicing rights. The discussion of the Company's results of operations for the past three fiscal years which follows should be read in conjunction with the Consolidated Financial Statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report.

     In 1994, First Republic's earnings were adversely impacted by the January 1994 Northridge earthquake and rapidly rising interest rates, which caused higher provision for losses, lower net interest income and higher nonearning assets. Loan origination volume decreased to $784,486,000 compared to $944,796,000 in 1993, primarily due to higher interest rates and lower refinancings of home loans. Total assets increased to $1,707,319,000 at December 31, 1994 from $1,417,193,000 at December 31, 1993, as the Company expanded its single family mortgage loans to $843,147,000, or 56% of the total loan portfolio. During 1994, total deposits increased $197,162,000, or 26%, as a result of having three new deposit locations for the full year.

Interest Income and Expense

Interest income on loans rose to $100,816,000 in 1994 from $93,212,000 in 1993 and $91,828,000 in 1992, primarily due to increased average loan balances outstanding for each year. The Company's adjustable rate mortgage loans earn interest at rates which change depending on loan terms and market interest rates, which have generally increased throughout 1994 after declining during 1993 and 1992. The Company's loans earned an average rate of 7.31% for 1994 compared to 8.07% in 1993 and 9.10% in 1992. The average yield on the Company's loans decreased in 1994 for a number of reasons. As a result of low market rates and competitive conditions, the Company added single family home loans with low initial introductory rates and other loans were repaid or repriced downwards. In addition, loans adversely affected by the January 1994 Northridge earthquake were modified to lower interest rates or became nonearning assets. Also, the rates paid on mortgage loans varies with the index underlying the loan, and periodic interest rate increases are generally limited in frequency and amount. Approximately 60% of the Company's loans adjust based on the Eleventh District Cost of Funds Index ("COFI") which represents the average cost of all funds for savings institutions in California, Nevada and Arizona. COFI historically lags changes in market rates of interest and, during periods such as 1994 when market short term interest rates first began to rise, this index continued to decline. For 1994, the average balance on the Company's loans was $1,379,640,000, compared to $1,154,680,000 and $1,008,783,000 for 1993 and
1992, respectively. Loans totalled $1,498,663,000 at December 31, 1994.

     Interest income on short-term cash, investment securities and FHLB stock increased to $8,549,000 in 1994 from $5,135,000 in 1993 and $3,735,000 in
1992, as a result of increased average balances earning higher rates. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 5.39% in 1994 compared to 4.24% in 1993 and 3.74% in 1992. During 1994, the interest rates earned on the Company's investments increased, although not as rapidly as short term interest rates. At December 31, 1994, the book value of cash, short-term investments, investment securities and FHLB stock was $190,773,000 compared to $146,513,000 at December 31, 1993.

     Total interest expense increased to $71,345,000 in 1994 compared to $56,917,000 in 1993 and $58,976,000 in 1992. Total interest expense consists of two components--interest expense on deposits and interest expense on debentures and other borrowings. Interest expense on deposits, comprised of money market and passbook accounts and investment certificates, was $41,024,000 in 1994 compared to $35,318,000 in 1993 and $39,636,000 in 1992.
The Company's outstanding deposits have grown to $948,833,000 at December 31, 1994 from $751,671,000 at December 31, 1993 and $698,772,000 at December 31,
1992. This deposit growth is attributable to increased deposit-gathering activities and the opening of additional branches. The Company's average cost of deposits decreased to 4.78% for 1994 from 4.94% in 1993 and 5.86% in 1992. The general decline in market interest rates from 1991 to 1993 contributed to the lower average cost of deposits for 1994. In 1994, the Company's new branches allowed additional deposits to be raised in existing markets at competitive terms, although rapidly rising interest rates and extensive competition for new deposits increased the cost of incremental deposit funds in the last six months of 1994. At December 31, 1994, the weighted average rate paid by the Company on its deposits was 5.16%, compared to 4.79% at December 31, 1993.

     First Republic Thrift & Loan ("First Thrift") became the first voluntary member of the San Francisco FHLB in 1990 and began to utilize FHLB advances as a cost effective alternative source of funds for asset growth. The Company's total outstanding FHLB advances were $570,530,000 and

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

$468,530,000 at December 31, 1994 and 1993, respectively. Until 1994, the average cost of FHLB advances was lower than the total costs of deposits, in part because market rates of interest were declining and because such advances require no deposit insurance premiums. Also, operational overhead costs are less for FHLB advances than those associated with deposits. Throughout 1994, the cost of FHLB advances increased more rapidly than the cost of the Company's deposits, due to rapidly rising short term interest rates. The Company's advances have interest rates which generally adjust semiannually and to a lesser extent annually, with repricing points spread throughout the year. There are no limitations or interim caps on the amount that the interest rate on FHLB advances may increase. Thus, at each repricing point, the cost of an FHLB advance fully reflects market rates. Advances from the FHLB must be collateralized by the pledging of mortgage loans which are assets of First Thrift and, although First Thrift may substitute other loans for such pledged loans, First Thrift is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 1994, First Thrift had an approved borrowing capacity with the FHLB of $657,000,000, approximately 40% of its total assets. The Company expects that the interest rate paid on FHLB advances will continue to increase in 1995 as a result of higher market rates and is planning for deposits to fund a greater percentage of future asset growth.

     Total interest expense on debentures and other borrowings, including FHLB advances, was $30,411,000 in 1994 as compared with $21,599,000 in 1993 and $19,340,000 in 1992. The average cost of these liabilities, which include the Company's term capital-related debentures, increased to 5.26% in 1994 as compared to 4.65% in 1993, primarily due to higher market interest rates in 1994 and the higher average balance of FHLB advances, offset in part by the redemption of higher cost debentures. The average cost of these liabilities was 5.66% in 1992 when market rates of interest were higher. At December 31, 1994 and 1993, the weighted average rate paid on the Company's FHLB advance was 5.96% and 3.95%, respectively, and the weighted average rate paid on outstanding debentures was 8.10% and 8.11%, respectively.

     Included in interest expense is the amortization of the cost of interest rate cap agreements which are purchased to reduce the Company's exposure to rising interest rates. At December 31, 1994, the Company owned a portfolio of interest rate cap agreements with a net cost of $5,918,000. The Company purchases interest rate cap agreements to reduce its exposure to rising interest rates, as more fully discussed under the caption "Asset and Liability Management." These costs are amortized over the lives of the agreements, resulting in expenses of $1,210,000 in 1994, $850,000 in 1993 and $672,000 in 1992. These costs added approximately 0.08% to the overall rate paid on liabilities in 1994 and 0.07% in each of the prior two years.

Net Interest Income

Net interest income constitutes the principal source of income for the Company. The Company's net interest income was $37,930,000 in 1994, a decrease from $41,430,000 in 1993. Net interest income for 1992 was $36,587,000. The decrease in net interest income for 1994 resulted primarily from rapidly increasing market rates of interest and a lagging COFI for most of the year, which resulted in the average yield on loans declining more rapidly than the average cost of deposits while the average cost of borrowings increased in connection with rising market rates of interest.

     The following table presents the average yields earned and rates paid on the Company's interest-earning assets and interest-bearing liabilities for the past three years.


                                     1994            1993           1992
                                     -----           -----          -----
Cash and investments                 5.39%           4.24%          3.74%
Loans                                7.31%           8.07%          9.10%
                                     -----           -----          -----
All interest-earning assets          7.11%           7.71%          8.62%
                                     =====           =====          =====
Deposits                             4.78%           4.94%          5.86%
Borrowings                           5.26%           4.65%          5.66%
                                     -----           -----          -----
All interest-bearing liabilities     4.97%           4.83%          5.79%
                                     =====           =====          =====
Net interest spread                  2.14%           2.88%          2.83%
                                     =====           =====          =====
Interest-earning assets as %
  of interest-bearing liabilities     107%            108%           109%
                                     =====           =====          =====


     Net interest spread decreased to 2.14% in 1994 from 2.88% in 1993 and 2.83% in 1992. In 1994 as compared to 1993, the Company earned a lower average rate on a 19% higher average balance of loans and paid a higher average rate on a 25% higher average balance of other borrowings, primarily FHLB advances which adjusted upwards with market rates of interest; the Company also had a 33% higher level of average investments earning a higher average rate and a 20% higher average balance of deposits paying a lower average rate.

Profile of Lending Activities

The Company primarily originates loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties. At December 31, 1994, 96% of loans on the Company's balance sheet were adjustable rate or were due within one year. As a mortgage banker and a portfolio lender, some single family loans, including

--------------------------------------------------------------------------------

substantially all fixed rate loans, are originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 1994, the Company has originated approximately $4.4 billion of loans, of which approximately $1.7 billion have been sold to investors. For the past three years, the Company's loan originations have been above the level for 1991 and prior years and totalled $784,486,000 in 1994, $944,796,000 in 1993 and
$826,201,000 in 1992. The level of loan originations in 1992, 1993 and early 1994 reflected increased single family lending resulting from an increase in the number of loan officers employed by the Company and the relatively lower rates of interest available to borrowers. As interest rates increased throughout 1994, refinance activity of home loans into long term, fixed rate mortgages declined to a low level. The Company believes that the decrease in loan origination volume for 1994 as compared to 1993 was substantially less than the decrease experienced nationwide by mortgage lenders. Management expects that loan origination volume may continue to decrease, subject to changes in interest rates and the secondary market for mortgage loans.

     The Company focuses on originating a limited number of loans by property type, location and borrower. The Company's loans are of sufficient average size to justify executive management's involvement in most transactions. Approximately 80% of the Company's loans are secured by properties located within 20 miles of one of the Company's offices.

     The following table shows the Company's loan originations during the past two years by property type and location:


                              1994                         1993
                        ----------------             ----------------
(In $ millions)              $         %                  $         %
                        ------      ----             ------      ----
Single Family:
  San Francisco         $434.2       56%             $599.5       63%
  Los Angeles            157.2       20               138.9       15
  Las Vegas                7.7        1                18.7        2
                        ------      ----             ------      ----
                         599.1       77               757.1       80
                        ------      ----             ------      ----
Income Property:
  San Francisco           50.0        6                49.7        5
  Los Angeles              6.0        1                 6.0        1
  Las Vegas               50.1        6                32.1        3
                        ------      ----             ------      ----
                         106.1       13                87.8        9
                        ------      ----             ------      ----
Construction              76.8       10                98.5       11
Other                      2.5       --                 1.4       --
                        ------      ----             ------      ----
Total                   $784.5      100%             $944.8      100%
                        ======      ====             ======      ====

     The Company has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for single family loans in excess of $1,100,000. The Company's policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios decline as the size of the loan increases. At origination, the Company generally does not exceed 75% loan-to-value ratios for multifamily loans and 70% loan-to-value ratios for commercial real estate loans. The Company's collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Company has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.

     At December 31, 1994, 60% of the Company's loans are secured by properties located in the San Francisco Bay Area, 23% in Los Angeles County and 11% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit, aggregated $843,147,000 and accounted for 56% of the Company's total loans, while multifamily loans were $367,650,000 or 25% and loans secured by commercial real estate were $250,369,000 or 17%. During 1994, the Company's continued emphasis on single family mortgage lending resulted in an increase in the dollar amount and proportion of its loans secured by single family homes.

     The following table presents an analysis of the Company's loan portfolio at December 31, 1994 by property type and major geographic location.


                            San      Los                               Total
                      Francisco  Angeles   Las Vegas,            ---------------
(In $ millions)        Bay Area   County      Nevada   Other          $        %
                      ---------  -------   ----------  -----     ------     ----
Single family              $557     $219        $ 10     $57     $  843      56%
Multifamily                 154       87         104      23        368      25%
Commercial                  178       29          30      13        250      17%
Construction                 --       --          24      --         24       2%
Other                         4        6          --       4         14      --
                      ---------  -------   ----------  -----     ------     ----
Total                      $893     $341        $168     $97     $1,499     100%
Percent by
  location                   60%      23%         11%      6%       100%

Asset Quality

The Company places an asset on nonaccrual status when one of the following events occurs: any installment of principal or interest is more than 90 days past due (except for single family loans which are well secured and in the process of collection), management determines the ultimate collection of principal or accrued interest to be unlikely, or the Company takes possession of the collateral. Real estate collateral obtained by the Company is referred to as "REO". Restructured loans where the Company defers or waives more than four payments are reported as nonaccrual loans until at least six consecutive payments are received.

     On January 17, 1994, the Northridge earthquake struck the Los Angeles area, causing significant damage to the freeway system and real estate throughout the area. The

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Company's loans secured by low to moderate income multifamily properties were primarily affected by this event, either by direct property damage, loss of tenants, or economic difficulties resulting from lower rental revenues. The 37/+/ unit multifamily loan portfolio in Los Angeles County, which was most affected by the earthquake, represented approximately 4% of the Company's total assets at December 31, 1994. First Republic promptly identified and began working with those borrowers to assist them, including applying for disaster relief funds and modifying the terms of loans. Such loan modifications generally have deferred the timing of payments, reduced the rate of interest collected or, in some cases, the Company lowered the principal balance or foreclosed on the property. The Company has experienced increased loan delinquencies and additional loan loss provisions as a result of this natural disaster.

     As of December 31, 1994, the Company has granted forbearance as to principal and interest payments, generally amounting to two to four months of payments, on $14,726,000 of earthquake affected loans; as a result of these forbearance agreements, the Company has recorded as a receivable at December 31, 1994 approximately $170,000 of interest, which was not collected but is expected to be collected over the next three years. These loans will be placed on nonaccrual status if the borrowers become unable to perform under the terms of these forbearance agreements. If losses result from the inability of borrowers to comply with these agreements, such losses of principal or forbearance interest will be charged to the Company's earthquake reserve.

     Additionally, the Company has modified the terms of $27,166,000 of multifamily loans as a result of this natural disaster. Under these modifications, the Company has agreed to capitalize interest payments, extend loan maturity, reduce the contractual interest rate or waive amounts due. If the terms of the loans, after such modifications, are below those generally available in the current market or if any principal or contractually due interest is forgiven, then such loan modifications are classified as restructured loans. As of December 31, 1994, $14,274,000 of these modified loans are reported as restructured performing loans. In the event that the Company's borrowers are unable to meet their obligations under modified or restructured loans and a loss is incurred, the Company will charge the earthquake reserve. Additional forbearance agreements and loan modifications, including loan restructurings, are expected to continue for earthquake affected loans in the first six months of 1995.

     In addition to the adverse effect of the Northridge earthquake, the Company has experienced an increased level of nonaccrual and restructured loans during the past three years, due to the effects of the recessionary conditions in California on a portion of the Company's borrowers.

The recession reduced the ability of some of the Company's income property borrowers to perform under the terms of their loan agreements and the value of some of the properties securing the Company's loans. The Company's policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Company's general policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market. For certain properties acquired as a result of the Northridge earthquake, the Company has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition.

     The following table presents the dollar amount of nonaccruing loans and investments, REO, restructured performing loans, and accruing single family loans over 90 days past due, as well as the ratio to total assets at the end of the last two years.


December 31,                                                1994           1993
                                                     -----------    -----------
Nonaccruing loans                                    $32,623,000    $11,618,000
Real estate owned                                      8,500,000      9,961,000
Nonaccruing investments                                       --        361,000
                                                     -----------    -----------
Total nonaccruing assets                              41,123,000     21,940,000
Restructured performing loans                         17,489,000      6,342,000
                                                     -----------    -----------
Nonaccruing and restructured assets                  $58,612,000    $28,282,000
                                                     ===========    ===========
Accruing single family loans
  over 90 days past due                              $ 2,587,000    $ 1,390,000
                                                     ===========    ===========
Percent of Total Assets:
All nonaccruing assets                                      2.41%          1.55%
Nonaccruing and restructured assets                         3.43%          2.00%

     At December 31, 1994, nonaccruing assets and their percentage of total assets were above the level at December 31, 1993, primarily due to the Northridge earthquake. At December 31, 1994, nonaccruing loans included $25,583,000 of loans and $2,777,000 of REO adversely affected by the earthquake, collectively 1.66% of total assets; at such date, nonaccruing loans and REO had declined approximately 15% from the level at June 30, 1994 and September 30, 1994, as a result of loan workouts, writedowns, REO sales and the movement of $7,349,000 of loans to the restructured performing loan category based upon actual payment history. Restructured performing loans are primarily secured by properties adversely affected by the Northridge earthquake and were earning a weighted average rate of 4.6% at December 31, 1994. The future level of nonaccruing assets depends upon the timing of the sale of existing and future REO properties, loan workouts on

--------------------------------------------------------------------------------

remaining nonaccrual loans, new loans which may become nonaccruing, and the performance of borrowers under modified loan terms.

     At December 31, 1994, the REO balance of $8,500,000 includes seven properties, four of which were acquired after November 30, 1994; four of these REO properties were related to the earthquake. Since late 1992, the Company has owned an 800 acre parcel of land in the San Francisco Bay Area with a current carrying value of $5,093,000. There were single family loans of $2,587,000 at December 31, 1994 and $1,390,000 at December 31, 1993, which were more than 90 days past due but accruing because these assets were well secured and in the process of collection. If the Company determines that the ultimate collectibility of principal and accrued interest on such single family loans is in doubt, loans in this category will be transferred to nonaccrual status.

Provisions for Losses and Reserve Activity

At the time each loan is originated, the Company establishes a reserve for the inherent risk of potential future losses, based upon established criteria, including type of loan and loan-to-value or cash flow-to-debt service ratios. Management believes that such policy enables the Company's reserves to increase commensurate with growth in the size of the Company's loan portfolio. In the underwriting of purchased loans, management considers the inherent risk of loss in determining the price to be paid. When loans are purchased, a portion of the discount may be designated as a reserve for possible losses and is thereafter unavailable to be amortized as an increase in interest income.

     Since inception through December 31, 1994, the Company has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. As of December 31, 1994, the Company has not experienced any losses on its portfolio of real estate secured loans, including construction loans, located in the Las Vegas market. Collectively, these two categories represented 67% of the Company's total loans at December 31, 1994.

     Anticipating a possible recession, the Company began to provide additional reserves in July 1990 by establishing a recession reserve category. These provisions reduced earnings by $1,750,000 in 1994, $4,000,000 in 1993, and $7,270,000 in 1992. The total of such reserves was $4,897,000 at December 31, 1994, after net chargeoffs of $1,957,000 during 1994 and $5,058,000 during 1993. At December 31, 1994, management believes that the effects of the recession have largely diminished with respect to properties securing its mortgage loans.

     Chargeoffs and losses on REO related to loans originated by the Company have increased above historical levels in 1994 due to the earthquake and in 1993 and 1992 due to difficult economic conditions in the Company's California markets. Net chargeoffs to the reserve for losses, including chargeoffs to the recession reserve described above, were $8,056,000 in 1994, $5,059,000 in 1993, and $7,505,000 in 1992. During 1994, net chargeoffs of $6,133,000, or 78% of total chargeoffs for the year, resulted from loans adversely affected by the Northridge earthquake. Chargeoffs during 1992 included a loss of $2,220,000 on the sale of a minority interest in a commercial real estate participation loan which the Company purchased in a previous year. Chargeoffs which reduced the carrying balance of the Company's nonaccrual loans and REO at year end were $6,177,000 in 1994 and $1,835,000 in 1993. During 1994, chargeoffs on problem assets were $210,000 for single family, $7,177,000 for multifamily and $695,000 for commercial real estate loans, representing 5%, 15% and 18%, respectively, of the loan balances prior to their reduction.

     The Company's reserve for possible losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions as determined by management, past loss experience, the results of the Company's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, prevailing economic conditions and other factors. These factors are essentially judgmental and may not be reduced to a mathematical formula. As a percentage of nonaccruing loans, the reserve for possible losses was 44% at December 31, 1994 and 109% at December 31, 1993. While this ratio declined, management considers the $14,355,000 reserve at December 31, 1994 to be adequate as an allowance against foreseeable losses in the Company's loan portfolio; management's assessment considers the current status of properties securing loans, the trends in collateral values in each of the Company's geographic markets and the amount of specific reserves previously used to writedown problem or nonaccruing loans. Management's continuing evaluation of the loan portfolio and assessment of economic conditions and collateral values will dictate future reserve levels. Management currently anticipates that it will continue to provide additional reserves so long as, in its judgment, any additional adverse effects of the earthquake on its assets arise. Although the amount of loans that were adversely affected by the earthquake and remain unresolved at December 31, 1994 has been reduced, management anticipates that the ultimate resolution of the remaining loans may require additional reserves in 1995.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Asset and Liability Management

The Company seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Company emphasizes the origination of adjustable rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with short- and intermediate-term investment certificates and adjustable rate borrowings. At the end of 1993, the Company maintained a positive 21% one year cumulative gap in anticipation of the possibility of rising interest rates. Throughout 1994, the Company continued to seek opportunities to extend the repricing terms of deposit liabilities, even though the yield curve was very steep, and short term interest rates were well below rates for 18 months or longer. At December 31, 1994, approximately 96% of the Company's interest-earning assets and 78% of interest-bearing liabilities will reprice within the next year and the Company's one-year cumulative GAP is positive 22.2%. Despite the Company's positive repricing position at December 31, 1994, the Company's net interest margin is expected to decrease in 1995 as interest rates continue to increase. Important factors include the lagging nature of COFI, mortgage loan repricings being subject to interim limitations on asset repricings, some restructured loans are earning fixed or subsidized rates, the Company's strategy to increase its home loans which carry lower margins, and marginal liability costs presently exceeding the yield which can be earned initially on new home loans.

     Since 1986, the Company has entered into interest rate cap transactions primarily as a protection against interest rates rising above the maximum rates which can be earned on its adjustable rate loans. Under the terms of these transactions, which have been entered into with ten unrelated commercial or investment banking institutions, the Company generally will be reimbursed quarterly for increases in three-month LIBOR for any quarter during the terms of the applicable transaction in which such rate, known as the strike rate, exceeds a rate ranging from 9% to 13%. The Company monitors the maximum rates, or life caps, on its loans as the loan portfolio changes due to loan originations and repayments. Generally, interest rate cap agreements are purchased with original terms of 3 years to 7 years and have strike rates which are 1% to 2% below the level of life caps on loans being originated at the time. The amount and terms of interest rate caps purchased depends on the Company's assessment of future interest rates, economic conditions and trends, and the general position in the interest rate cycle, as well as the current and expected composition of the loan portfolio.

     In both 1993 and 1994, the Company increased the amount of interest rate caps owned. At December 31, 1994, the Company held an aggregate notional principal amount of approximately $1.3 billion as compared to $982 million at December 31, 1993. During 1994, the company purchased $345 million of interest rate caps which had strike rates of 9% or 9.5% (weighted average of 9.1%) and original terms of 3 to 5 years. During 1993, the Company purchased $340 million of 5 and 7 year interest rate caps with strike rates ranging from 9% to 11% (weighted average of 10.0%).

     Additionally, at December 31, 1994, First Thrift owned certain shorter-term interest rate cap contracts purchased as protection against further increases in interest rates during 1995 and 1996. These caps were purchased because the periodic adjustments on a portion of the Company's loans are limited over this period. Monthly repricing caps in the notional principal amount of $150 million carry a strike rate which increases from 6.75% to 8.92% over the period from April 1995 to maturity in July 1996 and $50 million of interest rate caps carry a strike rate of 8% until maturity in December 1996.

     The Company has entered into interest rate swap agreements in the notional principal amount of $65 million related to specific long term FHLB advances which bear a fixed rate of interest. The Company receives a fixed rate of interest under the swap agreements and pays a variable rate of interest to its swap counterparties, with the net differential paid on a periodic basis. During 1994, the Company did not enter into any new interest rate swap agreements. The Company collected $2,376,000 for 1994 and $2,709,000 for 1993 from its swap counterparties which was recorded as a reduction of interest expense on borrowing. The weighted average rates paid for FHLB advances include the effect of interest rate swaps.

     The Company's asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented on pages 32 to 34 of this annual report. Because interest rates generally declined throughout 1993 and rose throughout 1994, current market rates at the end of each year varied significantly from those in effect at the time the Company took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. Therefore, the Company's assets and liabilities have an estimated "fair value" at December 31, 1994 and 1993, which differs from their carrying amount. At December 31, 1994, the Company's adjustable rate loans and investments, in general, have a fair value below their carrying amount due to the sharp increase in market rates of interest throughout 1994. As the interest rates on these adjustable assets increase, the Company expects that the fair values of its assets may increase, relative to their carrying values. Other factors affecting the Company's estimates of fair value include the conditions in the secondary market for single family mortgages, and the credit risk and liquidity risk assumptions used in these calculations.


------------------------------------------------------------------------------------------------------------

     Summary information regarding the Company's asset and liability repricing at December 31, 1994 is as follows:


                                          0-6        7-12          1-5        Over      Not Rate
(In $ millions)                        Months      Months        Years     5 Years     Sensitive       Total
                                     --------     -------      -------     -------     ---------    --------
Cash and investments                 $  169.1     $  21.7      $    --      $   --       $    --    $  190.8
Loans                                 1,308.4       123.6         39.1        27.6            --     1,498.7
Other assets                               --          --           --          --          17.8        17.8
                                     --------     -------      -------     -------     ---------    --------
Total Assets                          1,477.5       145.3         39.1        27.6          17.8     1,707.3
                                     --------     -------      -------     -------     ---------    --------
Deposits                                461.5       233.5        251.4         2.4            --       948.8
FHLB advances and borrowings            421.2       102.0          8.0        40.0            --       571.2
Debentures                                 --          --          1.3        62.9            --        64.2
Other                                      --          --           --          --          15.8        15.8
Equity                                     --          --           --          --         107.3       107.3
                                     --------     -------      -------     -------     ---------    --------
Total liabilities and equity            882.7       335.5        260.7       105.3         123.1    $1,707.3
                                                                                                    ========
Effect of interest rate swaps --
  pay variable rates                     65.0       (40.0)          --       (25.0)           --
                                     --------     -------      -------     -------     ---------
Repricing gap-positive (negative)    $  529.8     $(150.2)     $(221.6)     $(52.7)      $(105.3)
                                     ========     =======      =======     =======     =========
Cumulative Repricing Gap:
Dollar amount                        $  529.8     $ 379.6      $ 158.0      $105.3            --
Percent of total assets                  31.0%       22.2%         9.2%        6.2%           --

Non-Interest Income

For 1994, service fee revenue, net of amortization costs on the Company's premium on sale of loans and purchased mortgage servicing rights, was $2,330,000 compared to $1,233,000 for 1993 and $1,110,000 for 1992. During the first six months of 1994 and all of 1993 and 1992, the Company experienced a high level of repayments on loans in its servicing portfolio and maintained at a high level its amortization of purchased servicing rights and premium on sale of loans. A higher average balance of loans serviced during 1994, as compared with 1993 and 1992, also contributed to higher servicing revenues. Prior to 1992, the Company purchased the servicing rights on $443,000,000 of single family loans at a cost of $4,417,000. As a hedge against the possible loss of servicing income from a more rapid than anticipated prepayment of the underlying loans, the Company purchased call options which have been closed and resulted in total gains of approximately $1,200,000, all of which were recorded as a reduction in the carrying value of the purchased servicing rights. At December 31, 1994, the cost of these purchased servicing rights had been fully amortized. Given the present size of the servicing portfolio and the current level of interest rates, the Company expects that the future level of net service fee revenues will be at or above the 1994 level.

     Total loans serviced were $843,144,000 at December 31, 1994, with an average portfolio of $849,652,000 for 1994, $789,071,000 for 1993 and
$755,830,000 for 1992. The percentage of service fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Company receives service fees generally ranging from 0.125% to 1.25% and averaged 0.36% for 1994, 0.38% for 1993 and 0.41% for 1992.

     Loan and related fee income was $1,915,000 in 1994, $1,937,000 in 1993 and $1,975,000 in 1992. This category includes documentation and processing fees which vary with loan volume, late charge income which increases as the average loan and servicing portfolios grow, and prepayment penalty income which varies with loan activity.

     The Company sells whole loans and loan participations in the secondary market under several specific programs. Loan sales were $216,951,000 in 1994, $425,475,000 in 1993 and $373,551,000 in 1992. In 1994, approximately 88% of the Company's loan sales occurred in the first six months of the year. The level of loans sold in the first six months of 1994 and the prior two years was a result of higher single family lending volume, lower interest rates which created more customer demand for fixed rate loans, and the demand for loans in the secondary market. The focus of the Company's mortgage banking activities is to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loans sold under these relationships vary with market conditions and represented 39% of the total sold in 1994, 80% in 1993 and 64% in 1992. Also, the Company has identified secondary market sources

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

which desire adjustable rate loans of the type the Company originates primarily for its portfolio. The Company sold $131,408,000, $85,822,000, and $132,974,000 of adjustable rate loans to these investors in 1994, 1993, and 1992, respectively, in part to limit the amount of the Company's annual mortgage loan growth. During 1994, one pool of adjustable rate mortgage loans was sold from the Company's loan portfolio to reduce interest rate risk because such loans were unlikely to respond satisfactorily to an expected increase in interest rates, due to historically low introductory interest rates and annual interest rate adjustments; a total of $67,300,000 of loans were sold, resulting in a loss of $471,000.

     The amount of loans which are sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets and the level of gains fluctuates with the amount of loans sold and market conditions. The Company computes a gain or loss at the time of sale by comparing sales price with carrying value. A premium results when the inter est rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer. The sale of loans resulted in gains, net of losses, of $430,000 in 1994 compared to $2,250,000 in 1993 and $3,257,000 in 1992. Loan sales volume was lower in 1994 as compared to 1993 and 1992 and the average price for fixed rate loans sold decreased from 1992 to a lower level for 1994 and most of 1993. Of the net gains recorded by the Company in 1994, approximately $103,000 represented an excess of cash received over the carrying basis of the loans sold and $327,000 represented a capitalized premium. The Company did not anticipate that the level of gains on loan sales that were recorded in 1993 and 1992 would be maintained in 1994; the Company currently expects that the future level of loan sales and related gains may be minimal until interest rates stabilize or decline and secondary market conditions improve.

     Over the past three years, the Company has expanded its investment portfolio. There were no sales of investment securities in 1994 or 1993. In 1992, a net loss of $852,000 was recorded upon sale of certain investments with deteriorating credit conditions. Purchases over the past three years related primarily to U.S. Government guaranteed investments which adjust with the prime rate, agency adjustable rate mortgage backed securities, or other mortgage backed securities rated "A" or better. As of December 31, 1994, 91% of these investments were U.S. Government, agency or other mortgage backed securities and 100% were adjustable, repricing annually or more frequently.

     During 1994, First Thrift made four investments in newly issued, adjustable rate, perpetual preferred stocks with an aggregate cost of $13,760,000. Under SFAS No. 115, these investments are equity securities and are classified as available for sale, with unrealized gains and losses recorded as an adjustment to the Company's stockholders' equity. These investments were purchased for their yield which varies quarterly at approximately 83% of the highest rate derived from short term, intermediate-term or long-term U.S. Treasury instruments. A portion of the income from these investments is not subject to federal income tax and at December 31, 1994 the tax equivalent yield on these investments was 9.07%. Although these investments are classified as available for sale, the Company does not presently intend to sell these securities. As a result of rising interest rates in the last six months of 1994, the market value of these preferred stocks declined by $2,010,000 from the date of acquisition until December 31, 1994, and the Company recorded an unrealized loss of this amount at year end as a reduction in stockholders' equity. Because these investments receive capital gain and loss treatment under tax rules, the unrealized loss has not been reduced by the effect of any potential tax benefits.

Non-Interest Expense

Non-interest expense consists of salary, occupancy and other expenses related to developing and maintaining the operations of the Company. These expenses were $21,105,000 in 1994, $20,647,000 in 1993 and $14,496,000 in 1992. The
Company has capitalized general and administrative costs related to loan originations totalling $5,654,000 in 1994, $6,788,000 in 1993 and $5,452,000
in 1992; the amount of capitalized costs varies directly with the volume of loan originations and the cost incurred to make new loans. On the Company's balance sheet, unearned loan fees, net of costs, were $6,816,000 at December 31, 1994, $9,406,000 at December 31, 1993 and $12,621,000 at December 31,
1992. During 1993 and the first six months of 1994, the Company originated more single family "no points" loans, resulting in a decrease in unearned fees net of costs at December 31, 1994 and 1993. Non-interest expenses before such capitalized costs have increased, primarily due to operating a growing company with expanding branch locations and to originating a higher level of loans.

     Salaries and related benefits, the largest component of non-interest expense, includes the cost of benefit plans, health insurance and payroll taxes, which have increased in each of the past three years. Before capitalized costs, 1994 salary expense increased 5% over 1993, compared to a 1993 salary expense increase of 15% over 1992. In 1994, there was a 20% increase in total assets and a 12% increase in average employees, although the number of employees

--------------------------------------------------------------------------------

at the end of 1994 had been reduced below the level at the end of 1993. Net income per average employee was $49,300 in 1994 compared to $94,200 in 1993 and $101,400 in 1992, with the decline primarily related to the lower level of income.

     Occupancy costs were $2,501,000 in 1994 compared to $1,872,000 in 1993 and $1,460,000 in 1992. The increase for 1994 is related to having three new deposit branches in San Francisco and Las Vegas for all of 1994 versus only a portion of 1993, as well as expanded facilities in San Francisco and Beverly Hills since mid-1993.

     Advertising expense was $1,863,000 in 1994 compared to $1,340,000 in 1993 and $1,047,000 in 1992. Newspaper ads are placed primarily to support retail deposit gathering and, in 1994 and 1993, there was increased promotional and advertising costs associated with the Company's new loan originations. In 1993 and 1992, use of FHLB advances as a primary funding source reduced retail deposit needs; deposit-related advertising expense as a percentage of average deposits was 0.08% and 0.06%, respectively, as compared to 0.12% in 1994. These expenses may continue to increase in the future as the Company emphasizes deposits as a funding source and opens new deposit branches.

     Professional fees relate primarily to legal and accounting advice required to complete transactions, resolve delinquent loans and operate in a regulatory environment. Such fees were $542,000 for 1994, $542,000 for 1993 and $660,000 for 1992.

     Under accounting rules for 1994 and 1993, the results of operating REO properties after foreclosure, any changes in the value of REO properties and the gain or loss upon sale of these properties are charged directly to the income statement. In 1992, most of these expenses were reflected as chargeoffs against the Company's loss reserves. In 1994, losses on loans adversely affected by the Northridge earthquake and subsequently becoming REO have been charged to that portion of the Company's reserves established for this specific natural disaster. As a result of the Company's resolution of problem assets, costs and losses related to the disposition of REO, which is presented as a separate line item in the income statement, was $1,202,000 in 1994, $3,477,000 in 1993 and $309,000 in 1992. This expense category included gains or recoveries on the sale of non-earthquake affected REO of $161,000 in 1994, compared to writedowns or losses of $1,993,000 in 1993; taxes, insurance, maintenance and other operating expenses, net of income, of $957,000 in 1994 and $1,255,000 in 1993; and collection costs of $406,000 in 1994 and $229,000 in 1993. The future level of these expenses depends primarily upon the amount of the Company's nonearning loans that become REO and the changes in the fair value of such properties subsequent to foreclosure.

     The cost of FDIC insurance varies with the level of deposits as well as the rates assessed and was $1,809,000 in 1994 and $1,816,000 in 1993, compared to $1,455,000 in 1992. In 1994, the Company had higher average deposits and a lower insurance premium rate, as compared to 1993.

     Other general and administrative expenses were $6,013,000 in 1994 and $6,207,000 in 1993 compared to $4,392,000 in 1992. These costs include defeasance costs recorded on the early redemption of the Company's senior subordinated debentures of $1,132,000 in 1993 and $1,125,000 in 1992. Other expenses in this category liability were insurance costs, which increased in 1993, and expenses resulting from the origination of single family loans on which processing fees or points were not collected, which increased in both 1994 and 1993. Also included in this category is data processing, communications, travel and other operating costs which vary in proportion with the number of locations, transaction volume and inflation.

     A financial institution's operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring non-interest income. For 1994, the Company's operating efficiency ratio was 47%, compared to 38% for 1993 and 36% for 1992, with the increase in this ratio resulting primarily from the lower level of net interest income in 1994. As a measure of its ability to control costs, the Company computes total non-interest expense as a percentage of average total assets. This ratio declined to 1.28% in 1994 from 1.33% in 1993 and 1.30% in 1992. The Company believes that it operates at a relatively high level of efficiency by most measures used for financial institutions.

Provision for Income Taxes

The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 1994 provision for income taxes of $4,935,000 represents an effective tax rate of 40.3%, compared to $8,960,000 or 41.9% for 1993, and $8,043,000 or 40.6% for 1992.
The provision for income taxes in 1994 decreased primarily as a result of the decrease in the Company's income before taxes to $12,238,000 in 1994 from $21,399,000 in 1993 and $19,805,000 in 1992, as well as the availability of certain California tax credits and income earned in Nevada which does not assess state taxes.

Liquidity

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Company either through the sale

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

or maturity of existing assets or by the acquisition of funds through liability management. The Company maintains a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency and mortgage-backed instruments, from which funds could be promptly generated. At December 31, 1994, the investment securities portfolio of $129,628,000 and cash plus short-term investments of $32,618,000 amounted to over 9% of total assets. Additionally, the Company had available unused FHLB advances of approximately $86,000,000. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

     The Company's loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Company's deposits generally mature over shorter periods than its assets, requiring the Company to renew deposits or raise new liabilities at current interest rates.

     The Company's asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings. At December 31, 1994, 87% of the Company's interest-earning assets possess the ability to reprice within six months. As part of a long term strategy, having assets on which the interest rate adjusts frequently allows the Company more flexibility in setting rates required to obtain deposits and other liabilities.

     As shown in the Company's Consolidated Statement of Cash Flows, the source of funds to finance the $784,486,000 of loans originated in 1994 was diversified and included loan principal repayments of $306,496,000, the sale of $216,951,000 of loans, a net increase in deposits of $197,162,000, and an increase in long term FHLB advances of $112,000,000. In 1993 and 1992, the Company's loan origination activities and asset growth were financed by a similar combination of loan principal repayments, FHLB advances, deposit increases and, to a greater extent, loan sales. In each of the past three years, First Republic has generated funds from the sale of debentures or common stock. In 1994 First Republic used funds of $3,964,000 to repurchase 326,647 shares of common stock on the open market.

Capital Resources

At December 31, 1994, the Company's capital, consisting of stockholders' equity, long-term debentures and reserves, was $185,818,000, or 10.9% of total assets. First Republic is not a bank holding company and is not subject to the Federal Reserve Board's bank holding company regulations. However, if such regulations applied, the Company's minimum required 1994 total risk-based capital ratio would be 8.0%, as compared to the Company's actual ratio of 16.32% at December 31, 1994, as calculated by management.

     First Republic has used the proceeds of the issuance of common stock and debentures to, in part, provide capital to its thrift and loan subsidiaries, First Thrift and First Republic Savings Bank. First Republic is a legal entity separate and distinct from its subsidiaries and is dependent upon its own operations and dividends from its subsidiaries as the source of cash to service and ultimately repay its outstanding debt. At December 31, 1994, First Republic has invested $10,000,000 in First Thrift as interest-bearing capital notes, with interest and principal payments which generally correspond to the payment terms of First Republic's subordinated debentures. At December 31, 1994, First Republic had $29,677,000 of long-term subordinated debentures outstanding with maturities ranging from 2003 to 2009 and $34,500,000 of convertible subordinated debentures maturing in 2002. First Republic has issued its subordinated debentures in amounts, and with scheduled maturity dates and early redemption provisions, that First Republic believes will allow it to repay all of its subordinated debentures in accordance with their respective terms. At December 31, 1994, First Republic had stockholders' equity of $107,286,000 and its investment was $133,725,000 in First Thrift and $6,954,000 in First Republic Savings Bank.

     First Republic received dividends of $2,500,000 for 1994, $1,963,000 for 1993 and $1,160,000 for 1992 from First Thrift. These dividends represented approximately 26% in 1994, 12% in 1993 and 8% in 1992 of the earnings of First Thrift for such periods. Additionally, First Republic received interest payments from First Thrift of $1,540,000 in 1994, $1,554,000 in 1993 and $1,908,000 in
1992; during 1994, $5,000,000 of capital notes were repaid by First Thrift. The ability of First Republic to receive future dividends depends upon the operating results of and government regulations applicable to its subsidiaries. First Republic's ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures, is dependent upon cash flow from its own operations, the receipt of interest payments on capital notes issued to First Thrift and the continued receipt of dividends from First Thrift.

Directors and Corporate Officers

The Directors of First
Republic Bancorp are
pictured at the 1994 San
Francisco Decorator
Showcase home, financed
by the Company. Standing
from left to right,
Kenneth W. Dougherty,
John F. Mangan,                       [Photo of Directors appears here]
Roger O. Walther,
James H. Herbert, II,
Barrant V. Merrill,
Katherine August-deWilde,
L. Martin Gibbs,
James F. Joy,
Richard M. Cox-Johnson
(Frank J. Fahrenkopf, Jr.,
not shown)


                 Roger O. Walther,                James H. Herbert, II,
                 59, Chairman of the Board        50, President, Chief
                 of Directors. Mr. Walther        Executive Officer and
                 is Chairman and Chief            Director. From 1980 to July
                 Executive Officer of ELS         1985, Mr. Herbert was
                 Educational Services, Inc.,      President, Chief Executive
                 America's largest teacher of     Officer and a director of San
                 English as a second language.    Francisco Bancorp. He is a
                 He is a director of Charles      director of the California
                 Schwab & Co., Inc. He was        Association of Thrift & Loan
                 formerly Chairman of San         Companies and is on the
                 Francisco Bancorp. B.S.,         California Commissioner of
                 1958, United States Coast        Corporations' Industrial
                 Guard Academy; M.B.A.,           Loan Advisory Committee.
                 1961, Wharton School,            B.S., 1966, Babson College;
                 University of Pennsylvania;      M.B.A., 1969, New York
                 and member of the Graduate       University; and a member of
                 Executive Board of the           Babson Corporation.
                 Wharton School.

                 Katherine August-deWilde,        Willis H. Newton, Jr.,
                 47, Executive Vice President     45, Senior V.P. and Chief
                 and Director. Previously,        Financial Officer. Formerly,
                 Ms. August-deWilde was           Mr. Newton was V.P. and
                 Senior V.P. and Chief            Controller of Homestead
                 Financial Officer at PMI         Financial. B.A., 1971,
                 Mortgage Insurance Co., a        Dartmouth College; M.B.A.,
                 subsidiary of Sears/Allstate.    1976, Stanford University.
                 A.B., 1969, Goucher
                 College; M.B.A., 1975,
                 Stanford University.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Linda G. Moulds,                       Frank J. Fahrenkopf, Jr.,

44, Vice President, Secretary          55, Director. Mr. Fahrenkopf
and Controller. Previously,            is a partner in the Washing-
Ms. Moulds was Secretary               ton, D.C., law firm of Hogan
and Controller of San                  & Hartson. From 1983 to
Francisco Bancorp and a                1989, he was Chairman of
director of First United B.S.,         the Republican National
1971, Temple University.               Committee. B.A., 1962,
                                       University of Nevada-Reno;
Edward J. Dobranski,                   L.L.B., 1965, University of
                                       California-Berkeley.
44, Vice President,
General Counsel. Previously            L. Martin Gibbs,
Mr. Dobranski was of
Counsel at Jackson, Tufts,             57, Director, Mr. Gibbs
Cole & Black in San Fran-              is a partner with the
cisco, specializing in banking,        New York law firm of
real estate and corporate law.         Rogers & Wells, counsel to
B.A., 1972 Coe College-Iowa;           the Company. B.A., 1959,
J.D., 1975, Creighton                  Brown University; J.D.,
University-Nebraska.                   1962, Columbia University.

David B. Lichtman,                     James F. Joy,

31, Vice President, Credit             57, Director. Mr. Joy is
Officer. Since 1986,                   Director-European Business
Mr. Lichtman has held posi-            Development for CVC
tions in all phases of First           Capital Partners Europe
Republic's lending operations.         Limited and a non-executive
B.A., 1985, Vassar College;            director of Sylvania Lighting
M.B.A., 1990, University of            International. B.S., 1959 and
California-Berkeley.                   B.S.E.E., 1960, Trinity
                                       College; M.B.A., 1964, New
Richard M. Cox-Johnson,                York University.

60, Director. Mr. Cox-Johnson          John F. Mangan,
is a director of Premier
Consolidated Oilfields PLC.            58, Director. Mr. Mangan
Graduate of Oxford Univer-             is an investor and was
sity, 1955.                            previously President of
                                       Prudential-Bache Capital
Kenneth W. Dougherty,                  Partners, Inc., and a
                                       Managing Director of
68, Director. Mr. Dougherty            Prudential-Bache Securities,
is an investor and was                 Inc. He has been a director
previously President of                of Noel Group Inc.,
Gill & Duffus International            New York, N.Y., and the
Inc. and Farr Man & Co. Inc.,          Hulton-Deutsch Collection
which are international com-           Ltd., London. B.A., 1959,
modity trading companies.              University of Pennsylvania.
B.A., 1948, University of
Pennsylvania.                          Barrant V. Merrill,

                                       64, Director. Mr. Merrill is
                                       the Managing Partner of Sun
                                       Valley Partners. Previously,
                                       he was General Partner of
                                       Dakota Partners and Chair-
                                       man of Pershing & Co., Inc.,
                                       a division of Donaldson,
                                       Lufkin & Jenrette. B.A.,
                                       1953, Cornell University.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------
Quarterly and Additional Information

                                                                                     Fully-        Common Stock
                  Total            Net     Provision                                Diluted         Price Range
               Interest       Interest           For        Pretax          Net    Earnings    ----------------
                 Income         Income        Losses        Income       Income   Per Share      High       Low
            -----------    -----------    ----------    ----------   ----------   ---------    ------    ------
1994  1Q    $24,933,000    $10,050,000    $5,005,000    $1,141,000   $  660,000        $.08    $16.38    $13.59
      2Q     26,168,000      9,650,000       675,000     4,397,000    2,529,000         .28     15.75     12.88
      3Q     28,124,000      9,270,000     1,502,000     4,298,000    2,552,000         .28     15.50     13.00
      4Q     30,140,000      8,960,000     2,538,000     2,402,000    1,562,000         .19     13.38     10.00

1993  1Q    $24,209,000    $10,043,000    $1,283,000    $4,993,000   $2,946,000        $.32    $14.32    $10.60
      2Q     24,364,000     10,305,000     1,302,000     4,507,000    2,645,000         .29     12.74     10.19
      3Q     24,734,000     10,445,000     1,030,000     5,975,000    3,427,000         .36     16.26     12.38
      4Q     25,040,000     10,637,000     1,191,000     5,924,000    3,421,000         .36     15.78     13.59
            ===========    ===========    ==========    ==========   ==========   =========    ======    ======

First Republic Bancorp Inc. Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol FRC. At December 31, 1994, there were approximately 200 stockholders of record, although the Company believes that its shares are held beneficially by over 2,000 stockholders.

     First Republic Bancorp Inc. is a financial services company operating principally in California and Nevada as a holding company for two FDIC-insured, state-chartered industrial bank subsidiaries. The Company functions as a direct lender as well as a mortgage banking company, originating, holding or selling and servicing mortgage loans. The Company has purchased servicing rights and retains responsibility for servicing loans which it has sold in the secondary market, thereby earning ongoing servicing fee revenues.

     The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and by existing multifamily and commercial properties.

     From its inception in 1985 through December 31, 1994, the Company has originated $4.4 billion of loans, $1.7 billion of which have been sold in the secondary market to institutional investors. At December 31, 1994, the Company's loan portfolio of $1.5 billion consisted primarily of real estate secured loans, 96% of which were adjustable rate mortgages or mature within one year. The Company obtains funds primarily from FDIC-insured deposit accounts and FHLB advances, as well as the issuance of subordinated and convertible subordinated debentures, and equity financings.

Average Assets              Net Income                  Trend in General
Per Employee                Per Employee                and Administrative
$ in Millions               In $ Thousands              Expenses
                                                        % of Average Assets
1990..............   7.1    1990..............    44    1990..............  1.49
1991..............   8.3    1991..............    79    1991..............  1.44
1992..............   9.6    1992..............   101    1992..............  1.30
1993..............   9.8    1993..............    94    1993..............  1.33
1994..............  10.5    1994..............    49*   1994..............  1.28

                         *Adversely affected by 1994
                          Northridge earthquake, as
                          discussed on page 3 and
                          elsewhere in this annual
                          report

Officers, Directors and Corporate Information


Officers

Roger O. Walther
Chairman, Board
of Directors

James H. Herbert, II
President and
Chief Executive Officer
Director

Katherine August-deWilde
Executive Vice President
Director

Willis H. Newton, Jr.
Senior Vice President and
Chief Financial Officer

Linda G. Moulds
Vice President,
Secretary and Controller

Edward J. Dobranski
Vice President,
General Counsel

David B. Lichtman
Vice President,
Credit Officer

Directors

R.M. Cox-Johnson
Director
Director, Premier
Consolidated Oilfields PLC

Kenneth W. Dougherty
Director
Consultant

Frank J. Fahrenkopf, Jr.
Director
Partner, Hogan & Hartson

L. Martin Gibbs
Director
Partner, Rogers & Wells

James F. Joy
Director-European Business
Development for CVC Capital
Partners Europe Limited

John F. Mangan
Director
Investments

Barrant V. Merrill
Director
Investments

Stock Exchanges

Common Stock listed on the
New York and Pacific Stock
Exchanges - Symbol FRC

General Counsel
Rogers & Wells

Auditors
KPMG Peat Marwick LLP

Registrars/Transfer Agent:

Common Stock --
First Interstate
Bank Of California

Subordinated and Convertible
Debentures --
U.S. Trust Company
of California or National
City Bank

The Company's Annual
Stockholders' Meeting will be
held on Thursday, May 4, 1995
at 1pm at the New York Yacht
Club, 37 West 44th Street,
New York, New York 10036.

Corporate Office

First Republic Bancorp Inc.
388 Market Street
San Francisco, California 94111
(415)392-1400
(800)392-1400 (California)

Branch Locations

First Republic Thrift & Loan
101 Pine Street
San Francisco, California 94111
(415)392-1400
(800)392-1400 (California)

1088 Stockton Street
San Francisco, California 94108
(415)834-0888

5628 Geary Boulevard
San Francisco, California 94121
(415)751-3888

3928 Wilshire Boulevard
Los Angeles, California 90010
(213)384-0777
(800)777-9507 (So. California)

9593 Wilshire Boulevard
Beverly Hills, California 90212
(310)288-0777

116 East Grand Avenue
Escondido, California 92025
(619)740-7000

1110 Camino Del Mar
Del Mar, California 92014
(619)755-5600
(800)221-9333 (So. California)

8347 La Mesa Boulevard
La Mesa, California 91941
(619)462-6700

New Locations - Summer 1995

1809 Irving at 19th Avenue
San Francisco, California 94122

1099 Fourth Street
San Rafael, California 94901

First Republic Savings Bank
2510 South Maryland Parkway
Las Vegas, Nevada 89109
(702)792-2200

Design of Annual Report:
Howry Design Associates
San Francisco

[LOGO OF NEW YORK STOCK EXCHANGE APPEARS HERE]

[LOGO OF FEDERAL HOME LOAN BANK SYSTEM APPEARS HERE]

[EQUAL HOUSING LENDER LOGO APPEARS HERE]

[LOGO OF FDIC APPEARS HERE]

[Logo of First Republic Bancorp Inc. appears here]
First Republic Bancorp Inc.
388 Market Street
San Francisco, California 94111
(415) 392-1400