Form 10-K405, Exhibit 13
period 1995-12-31
FIRST REPUBLIC BANCORP INC
filed 1996-03-27
CIK 770975

                                                          FIRST REPUBLIC BANCORP




                    [LOGO OF FIRST REPUBLIC BANCORP, INC.]



    1995
Annual Report

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

At Year End                                 1995          1994          1993         1992        1991
                                     -----------   -----------   -----------  -----------  ----------
Total Assets                         $ 1,904,253   $ 1,707,319   $ 1,417,193  $ 1,232,517  $  932,065
Cash and Investments                     202,352       190,773       146,513      158,306      62,107
Loans, Net                             1,659,815     1,477,492     1,233,995    1,042,478     848,404
Customer Deposits                      1,140,441       948,833       751,671      698,772     605,765
FHLB Advances                            570,530       570,530       468,530      373,530     214,970
Subordinated Debentures                   64,053        64,177        60,957       55,050      33,322
Stockholders' Equity                     108,260       107,286       104,946       92,125      59,312
Loans Serviced for Others                804,856       843,144       814,453      781,564     794,893
Tangible Book Value Per Share             $14.76        $14.40        $13.58       $11.94       $9.59

For the Year                                1995          1994          1993         1992        1991
                                     -----------   -----------   -----------  -----------  ----------
Total Interest Income                $   139,594   $   109,365   $    98,347  $    95,563  $   82,583
Net Interest Income                       34,681        37,930        41,430       36,587      26,746
Net Income                           $     1,170   $     7,303   $    12,439  $    11,762  $    7,505
Average Fully Diluted
 Shares Outstanding                       10,126        10,500        10,568        7,832       5,078
Fully Diluted Earnings Per Share           $0.15         $0.85         $1.33        $1.51       $1.48

        NET INCOME               TOTAL ASSETS            TOTAL CAPITAL
   (dollars in millions)    (dollars in millions)    (dollars in millions)

       1991 -  7.5               1991 -   932             1991 - 104
       1992 - 11.8               1992 - 1,233             1992 - 160
       1993 - 12.4               1993 - 1,417             1993 - 179
       1994 -  7.3               1994 - 1,707             1994 - 186
       1995 -  1.2               1995 - 1,904             1995 - 190


--------------------------------------------------------------------------------
A TEN YEAR PERSPECTIVE

IN THE PAST DECADE, FIRST REPUBLIC HAS ACHIEVED MANY MILESTONE'S SOME OF OUR HIGHLIGHTS AND ACCOMPLISHMENTS ARE LISTED INSIDE.
--------------------------------------------------------------------------------

                First Republic Bancorp: A TEN YEAR PERSPECTIVE

1985

Initial Capital $8.4 million

 . First Republic opens in San Francisco, specializing in real estate lending, with a focus on larger home loans
 . Approved as "seller servicer" with Fannie Mae
 . Purchases San Diego-based El Camino Thrift & Loan
 . Achieves profitability in first year of operation
 . Loans serviced-$30 million
 . Ending assets-$64 million

--------------------------------------------------------------------------------
1986

 . Completes initial public offering of common stock
 . Begins trading on Nasdaq
 . 1986 Tax Reform Act is passed; home financing is favored by continued
  interest deductions for personal residences
 . Deposits are insured by the FDIC
 . Approved as seller servicer with Freddie Mac, the Federal Housing
  Administration and additional private investors


--------------------------------------------------------------------------------
1987

 . Achieves recognition as premier large home lender in San Francisco Bay area . Begins lending in Los Angeles area
 . Increases total capital by 50% through sale of common stock and subordinated debentures


--------------------------------------------------------------------------------
1988

 . Opens first deposit branch in Los Angeles
 . Exceeds all applicable, newly adopted risk-based capital adequacy standards . Stock listed on the American and Pacific Stock Exchanges


--------------------------------------------------------------------------------
1989

 . Introduces two new products: FirstLineTM - an equity line of credit up to
  $2,000,000 and the Customer Choice Loan
 . Northern california earth-quake causes some loan portfolio damage. Company office relocated quickly
 . Cited by customer focus groups as provider of Top quality loan and deposit services


--------------------------------------------------------------------------------
1990

 . Accepted as the first voluntary member of the Federal Home Loan Bank of San
  Francisco
 . Begins lending in Las Vegas, Nevada; 15,800 housing units are constructed or financed in this market by the end of 1995
 . Moves into new headquarters at 388 Market Street, San Francisco


--------------------------------------------------------------------------------
1991

 . Merges its two subsidiaries into a single, efficient entity; First Republic
  Thrift & Loan becomes California's largest
 . Completes three successful public equity and debt offerings to finance future growth
 . Total employees exceed 100; Average assets per employee are $8.3 million


--------------------------------------------------------------------------------
1992

 . listed on the New York Stock Exchange
 . Opens new lending and savings branch in Beverly Hills
 . Converts to new data processing system to enhance customer service and handle future growth


--------------------------------------------------------------------------------
1993

 . Loan originations exceed $945 million
 . Net income reaches $12.4 million, or $1.33 per fully diluted share
 . Opens two new urban branches in the Richmond and Chinatown districts to serve
  San Francisco neighborhoods


--------------------------------------------------------------------------------
1994

 . First Republic Savings Bank opens to provide full lending and FDIC-insured savings in the Las Vegas area
 . Introduces Saturday hours at several branches and check writing money market accounts for added customer convenience
 . Northridge earthquake strikes Los Angeles area, on January 17th, causing property damage and having a significant adverse impact on the Company's multifamily loan portfolio
 . Video teleconferencing installed for internal purposes; expands to realtor network


--------------------------------------------------------------------------------
1995

 . Repeat and referred customers represent 75% of loan originations
 . Opens branches in San Rafael and on Irving Street in San Francisco to further expand deposit franchise
 . Introduces ATM services
 . Develops and launches the Prestige Home Index,TM which tracks high-end home values Quarterly in San Francisco, Los Angeles, and San Diego markets
 . Loans serviced-$805 million
 . Assets per employee-$12.6 million
 . Current capital-$190 million
 . Ending assets-$1.9 billion


--------------------------------------------------------------------------------

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

CORPORATE PROFILE

First Republic is a leading banking and mortgage banking institution with growing operations in four major urban markets--San Francisco, Los Angeles and San Diego, California and Las Vegas, Nevada. We are financially strong, customer service-oriented and narrowly focused on our core lending and savings businesses. We continue to believe that the critical measure of our success is the high number of satisfied, repeat customers whom we are privileged to serve. First Republic's customers benefit substantially from:

 . A strong capital position of 15% risk-based capital, which is 188% of regulatory guidelines.

 . Professional, personal customer service with expanding products and locations.

 . Experienced, high quality, long-term personnel.

 . Specialized and flexible product lines.

 . Competitive terms and rates.

 . Operating efficiencies.

                           [FDIC LOGO APPEARS HERE]
                  [NEW YORK STOCK EXCHANGE LOGO APPEARS HERE]
                  [FEDERAL HOME LOAN BANK LOGO APPEARS HERE]

First Republic Bancorp
--------------------------------------------------------------------------------

To Our Shareholders

[PHOTO APPEARS HERE]
James H. Herbert, II (left) and Roger O. Walther

This past year was the most difficult in First Republic's history. The continuing recession in California, the lingering effects of the 1994 Northridge earthquake on our multifamily loan portfolio in Los Angeles, and the delayed effects of rapidly rising interest rates provided us with many challenges in 1995. Despite this difficult environment, First Republic was profitable for the year, with net income of $1.2 million. Our FDIC-insured subsidiary, First Republic Thrift and Loan, California's largest thrift and loan, achieved its 29th consecutive year of profitability.

        We begin 1996 hopeful that most of the impact of the earthquake is behind us and are encouraged by the recent decline in interest rates, which has resulted in improving margins. The California recession appears to be over and a potentially significant recovery has begun.

1995 OPERATING RESULTS    In a difficult operating environment, First Republic's
results in 1995 reflect our continuing commitment to conservative financial management and careful growth. The following are among the highlights of the past year:

 . Total assets increased 12% to $1.9 billion.

 . Deposits grew by 20% in 1995 to total $1.14 billion, reflecting the strong and steady growth of our consumer savings franchise.

 . Tangible book value per share rose to $14.76 at year-end. This represents a compounded growth rate of 13.9% after taxes per year over the past five years, which compares well with the 13.3% per annum pre-tax return of the S&P 500 Index over the same period.

 . Assets per full-time employee at year-end 1995 were $12.6 million, a 6% improvement in this measure of our efficiency over 1994.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

                                      "SINGLE FAMILY HOME LOANS, PRIMARILY
                                       ADJUSTABLE RATE, HAVE GROWN TO 60% OF
                                       TOTAL LOANS, UP FROM 31% FOUR YEARS AGO."


 . Our FDIC-insured Nevada subsidiary, First Republic Savings Bank, continued to be highly successful and profitable.

 . Two new deposit branches were opened successfully: in San Rafael, Marin
  County, and in San Francisco at 19th Avenue and Irving Street.

 . General and administrative expenses as a percentage of average assets declined over 16% to 1.07% in 1995. Our operating efficiency ratio was 49%.

 . Single family residential loans have grown to 60% of total loans, up from 31% four years ago.

CAPITAL STRENGTH     We continue to believe that being well-capitalized is
essential to the long-term success of our enterprise. This was proven to be true again in 1995. At December 31, 1995, our total capital was a solid 15.0% of risk -adjusted assets, or 188% of regulatory requirements. Because of this strong capital position, we have remained profitable, even through adversity, and have been able to continue to pursue new opportunities.

CONTINUING IMPACT OF NORTHRIDGE EARTHQUAKE    During 1995, First Republic
continued to feel the effects of the 1994 Northridge earthquake in Los Angeles--the worst natural disaster in U.S. history--with direct costs to the Company of nearly $7.7 million for the year. Without these losses, and adding a conservative rate of interest on affected loans, 1995 net income would have been approximately $7.3 million.

        Similar to 1994, 100% of our earthquake-related losses were on loans secured by apartment buildings in low-to-moderate income census tracts in Los Angeles County. Of these losses, more than 72% involved already seismically reinforced masonry buildings. It is worth noting that the Company has incurred no earthquake-related losses in our portfolio of single family or commercial property loans in the Los Angeles area.

First Republic Bancorp
--------------------------------------------------------------------------------

"WE CONTINUED TO EXPAND OUR DEPOSIT FRAN-
 CHISE DURING 1995, OPENING NEW BRANCHES
 AND INCREASING OVERALL DEPOSITS BY 20%."


For 1996, we believe that the Northridge earthquake will have only a modest negative impact on our results.


ASSET QUALITY AND RESERVES    During the past year, we worked hard to maintain
a low level of nonearning assets in the face of the difficulties in Los Angeles. As a result, nonaccruing loans and real estate owned equaled a relatively modest 2.46% of total assets at year-end. In the fourth quarter, $19 million of these nonearning assets made payments at an annualized rate of 7.30%. During 1995, we successfully sold 20 buildings that we had foreclosed upon at prices that, overall, exceeded their carrying basis by 6%.

        Our balance sheet continues to be increasingly conservative. Single family home loans have grown from 31% of our loan portfolio at December 31, 1991 to over 60% at December 31, 1995. Over 85% of our loan growth during 1995 was represented by single family home loans and we expect this trend to continue.

GROWING DEPOSIT FRANCHISE We continued to expand our deposit franchise during 1995, opening two new branches and increasing overall deposits by 20%. Today we have eleven retail branches in four dynamic and diverse metropolitan areas--San Francisco, Los Angeles, San Diego and Las Vegas. Typically, First Republic branches are modest in size (approximately 1,200 square feet), extremely well located, and staffed by two professionals. Most of our new retail branches maintain Saturday hours and provide personal, face-to-face, private banking-style customer service. Excluding branches that have been open for less than one year, we had an average of $124 million of deposits per branch at year-end.

        During 1995, we focused on increasing deposits in passbook and money market checking accounts. The amount of these accounts increased by 30%, to 15.8% of all deposit accounts at the end of 1995. In 1996, we intend to build upon this trend and to add at least two more retail branches.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

FHLB ADVANCES     The Company uses longer term, adjustable rate borrowings from the Federal Home Loan Bank for the purpose of match funding its treasury-based ARM loans and a modest amount of interim fixed rate loans. At December 31, 1995, these borrowings had a weighted average remaining maturity of ten years, an average interest rate of 6.16%, and an average repricing term of ten months.

LOOKING FORWARD We are cautiously optimistic about 1996 and believe it may be a significantly better year than 1995. Having experienced an increase in single family loan volume in the second half of 1995, we entered the new year with a relatively strong loan backlog. We believe this reflects the strengthening California economy--particularly in Northern California--and declining interest rates, which stimulate both home purchases and refinancing activity. An improved California economy coupled with moderated interest rates should result in lower delinquencies throughout the year.

        In last year's annual report, we noted that we expected 1995 to be a difficult year and listed as our objectives to strengthen our consumer franchise, improve our branch network and enhance the profitability of our Las Vegas-based First Republic Savings Bank operation. It was a difficult year, but we achieved our goals.

        We have established the following priorities for 1996: 1) to regain our positive earnings momentum; 2) to expand our deposit franchise and reduce our cost of funds; 3) to reduce our expense ratio to 1% of average assets or lower for the year; and 4) under new interstate banking legislation, to merge our two thrift and loan subsidiaries.

             We appreciate the continuing confidence and support of our customers, stockholders, and the entire First Republic family.


/s/ Roger O. Walther                         /s/ James H. Herbert, II

Roger O. Walther                             James H. Herbert, II
Chairman                                     President and Chief Executive
                                              Officer

February 19, 1996

--------------------------------------------------------------------------------

                                TOTAL DEPOSITS
                             (dollars in millions)

                                 1991 -   606
                                 1992 -   699
                                 1993 -   752
                                 1994 -   949
                                 1995 - 1,140


                         TANGIBLE BOOK VALUE PER SHARE
                                 (in dollars)

                                 1991 -  9.59
                                 1992 - 11.94
                                 1993 - 13.58
                                 1994 - 14.40
                                 1995 - 14.76

           A 13.9% per annum rate of growth for the past five years.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

                            STRENGTH & RELIABILITY



[PHOTO OF MALE AND FEMALE CUSTOMERS AT LOS ANGELES MEMORIAL COLISEUM APPEARS
HERE]

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

"FOR MORE THAN FIVE YEARS, WE'VE DEPENDED ON
 FIRST REPUBLIC FOR FRIENDLY SERVICE,
 STABILITY AND COMPETITIVE RATES. WE'VE EVEN
 RECOMMENDED THEM TO OTHER MEMBERS OF OUR
 FAMILY WHO NOW BANK WITH THEM AS WELL."

   /s/ Fred Arnold    /s/ Madeleine Arnold
Fred and Madeleine Arnold, Savings Customers

[PHOTO OF CHECK AND PEN]

Fred and Madeleine Arnold are Certified Master U.S.A. Track and Field Officials. They are pictured at the site of the 1984 Olympics in Los Angeles, where Mr. Arnold served as Head Pole Vault Official.

                           [FDIC LOGO APPEARS HERE]
                         RISK-ADJUSTED CAPITAL RATIOS

                         Required               -  8%
                         First Republic Bancorp - 15%

When it comes to savings, First Republic provides what serious savers want most--capital security and peace of mind. We safeguard our customers' assets with a strong capital foundation and prudent financial management.

        Today, First Republic has $1.9 billion in assets, total capital and reserves of over $190 million, and a ratio of capital to risk-adjusted assets of 15.0%--nearly double the required level. This ratio is an important barometer of our financial stability and our primary subsidiary is ranked among California's strongest financial institutions.

        Our savings customers have also come to expect our customer-friendly service, consistently competitive rates and growing branch network. On this foundation of security and proven performance, we are continuing to build long-term customer relationships.

FIRST REPUBLIC BANCORP
--------------------------------------------------------------------------------

                             SERVICE & CONVENIENCE

                                      "GIVING HELPFUL SERVICE AND ADVICE IN AN
                                       UNHURRIED MANNER IS AS MUCH A PART OF OUR
     [PHOTO OF BRANCH MANAGER          JOB AS PROVIDING COMPETITIVE RATES.
      AND CUSTOMER APPEARS HERE]       KNOWING OUR CUSTOMERS BY NAME IS A POINT
                                       OF PRIDE FOR US."

                                       Susan Hart (left), Branch Manager, San
                                       Rafael, with Customer Mary Stone

In 1995, we opened two branches to serve our growing savings customer base in San Francisco and Marin Counties.


"OUR BRANCHES BRING US CLOSER TO OUR
 CUSTOMERS. WE GET TO KNOW THEM AND THE
 NEIGHBORHOODS WE SERVE, AND WE WORK
 HARD TO BECOME PART OF THE COMMUNITY."           [PHOTO OF EXTERIOR OF
                                                   19TH AND IRVING STREET
 Deborah Strother, Branch Manager, 19th            BRANCH APPEARS HERE]
 and Irving Street, san francisco

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

[LOGO FIRST REPUBLIC - CALIFORNIA'S LARGEST]     [PHOTO OF CUSTOMERS AND
                                                  EMPLOYEE APPEARS HERE]

 First Republic customers are more to us
 than just names or numbers --they're
 recognizable faces. Ron and Geraldine
 Evans are pictured here "face to face"    "FLEXIBLE, RELIABLE AND PERSONAL--
 with Las Vegas savings account officer     THAT DESCRIBES OUR SERVICE FROM
 Kathleen Clark.                            FIRST REPUBLIC. FOR BOTH LOANS ON
                                            HOMES WE BUILD AND CD'S FOR OUR
                                            PERSONAL SAVINGS, FIRST REPUBLIC HAS
                                            CONSISTENTLY PERFORMED FOR US."

                                            /s/ Ron Evans
                                            /s/ Geraldine Evans

                                            Ron and Geraldine Evans,
                                            President and Vice President of
                                            Pacific Southwest Development

At First Republic, "thanks a billion" is far more than a slogan that marked our exceeding $1 billion dollars in deposits--it captures the customer-first attitude that we strive to deliver in every customer contact.

    As we've grown, we've worked hard to maintain the highly personal approach to banking that sets First Republic apart from other institutions. At the same time, we've kept pace with the evolving needs of our customers by introducing new products and services. Last year, we introduced an ATM card that enables our Advantage Account holders to access cash anytime, anywhere. Internet users can access our Home Page on the World Wide Web(http://www.firstrepublic.com). It's all part of our ongoing effort to make banking with us as easy as possible.

    We've also continued to expand our savings branch network, bringing the personal service and convenience of First Republic closer to more existing and prospective customers. In 1995, we opened two new offices and now have eleven branches in our metropolitan markets.

First Republic Bancorp
--------------------------------------------------------------------------------

HOME LENDING:

OUR CORE BUSINESS


                             [PHOTO OF LOAN CUSTOMERS TRACY AUSTIN AND
                              SCOTT HOLT OUTSIDE THEIR HOME APPEARS HERE]

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

"THE BANKERS AT FIRST REPUBLIC KEPT THEIR EYES ON
 THE BALL. THEY TOOK CARE OF ALL THE DETAILS, WERE
 ATTENTIVE TO OUR NEEDS, AND PRODUCED QUICKLY AND
 ON TIME. THAT'S MY DEFINITION OF REAL
 PROFESSIONALS."

 /s/ Tracy Austin

 Professional Tennis Champion Tracy Austin with her husband Scott Holt at their home

[PHOTO OF HOUSE KEYS AND KEY HOLDER APPEARS HERE]


Our goal at First Republic is to make sure that getting a home mortgage is an easy and efficient process.

                                                     [LOGO EQUAL HOUSING LENDER]

Our core business today--as it was at the time of our founding--is making home loans. While we offer a broad array of loan products, including flexible loans for first time home buyers, we are best known for our expertise in financing larger properties. By carefully concentrating these lending activities in the California metropolitan areas of San Francisco, Los Angeles and San Diego, First Republic has established a position of leadership and a reputation for outstanding service.

        We offer a wide range of fixed and adjustable rate loans, in all interest rate environments. Reflecting our commitment to meeting borrowers' needs, we also offer custom-tailored products, such as bridge loans, blended mortgages and our FirstLine (TM) home equity line of credit up to $2 million.

        We combine this breadth of product with an experienced, professional team that has an average tenure of more than twelve years in the home lending business. The result is in-depth expertise, quick decisions, and attentive, personalized service.

First Republic Bancorp
--------------------------------------------------------------------------------

SERVING OUR CUSTOMERS


                                      "IN OUR BUSINESS, THERE IS NO SUBSTITUTE
                                       FOR A FACE-TO-FACE MEETING. WITH VIDEO
                                       TELECONFERENCING, FIRST REPUBLIC HAS MADE
[PHOTO OF REALTOR SHIRLEY BAILEY       MEETING EASY, WHETHER IT'S MIDWEEK OR
 AND CUSTOMER ON VIDEO CONFERENCE      SATURDAY MORNING."
 WITH FIRST REPUBLIC LOAN OFFICER
 (SHOWN ON COMPUTER SCREEN)            /s/ Shirley Bailey
 APPEARS HERE]
                                       Shirley Bailey, Realtor,
                                       Seville Properties


With our new teleconferencing system, Shirley Bailey (left) and her client meet on-line with First Republic senior loan officer, Susan Mulvey (pictured on screen).


"QUALITY BORROWERS NEED QUALITY LENDERS. I
 HAVE SOPHISTICATED CLIENTS WHO DEPEND ON ME
 TO REFER THEM TO A LENDER WHO CAN PROVIDE A        [PHOTO OF REALTOR OUTSIDE
 FULL LOAN COMMITMENT QUICKLY, EFFICIENTLY           PRESTIGE HOME APPEARS HERE]
 AND DISCREETLY; FIRST REPUBLIC QUALIFIES."

 /s/ Valerie Fitzgerald

 Valerie Fitzgerald, Realtor,
 Jon Douglas Properties

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

At First Republic, we strive to make the home loan process as smooth and worry-free as possible. We work closely with both borrowers and their realtors, who play a vital role in every real estate transaction.

          To deliver superior service to real estate professionals, we are available where and when they need us. For example, our video teleconferencing system connects realtors directly to First Republic, enabling customers to meet face-to-face with our loan officers and loan approval executives in their offices or their homes. The result is personalized, efficient service and the responsive decision-making that both borrowers and realtors demand.

          Serving our customers also means being flexible, responding when other lenders sometimes won't--such as financing home renovations, seismic upgrades or new construction.

                               LOANS ORIGINATED
                             (dollar in millions)

                                 1991 -  445
                                 1992 -  626
                                 1993 -  945
                                 1994 -  784
                                 1995 -  584

                   Reviewing construction plans are (from
                   left to right) Jane Bryk, First Republic construction loan officer, Dean Dovolis,
                   Architect, and Steven Stroub, President,
                   Stroub Construction.


                                      "WITH AN ALL-IN-ONE RESIDENTIAL
                                       CONSTRUCTION AND PERMANENT LOAN FROM
                                       FIRST REPUBLIC, MY CLIENTS WERE ABLE TO
[PHOTO OF HOME UNDER                   FOCUS THEIR ATTENTION ON THE DESIGN AND
 CONSTRUCTION APPEARS HERE]            BUILDING OF THEIR NEW HOME."

                                       /s/ DEAN DOVOLIS
                                       Dean Dovolis, Architect,
                                       Dovolis Johnson & Ruggieri, Inc.

First Republic Bancorp
--------------------------------------------------------------------------------

KNOWING HOME VALUES


                                       Our Prestige Home Index (TM) tracks the
                                       values of homes worth $1 million and up
                                       in the San Francisco and Los Angeles
                                       markets, and $750,000 and up in the San
[PHOTO OF SAN FRANCISCO                Diego market. This quarterly analysis of
VICTORIAN HOMES APPEARS HERE]          the changing values of a portfolio of
                                       homes, carefully selected by First
                                       Republic, is produced by Case Shiller
                                       Weiss, Inc. and is available to First
                                       Republic customers.


FIRST REPUBLIC              FIRST REPUBLIC              FIRST REPUBLIC
PRESTIGE HOME INDEX(TM)     PRESTIGE HOME INDEX(TM)     PRESTIGE HOME INDEX(TM)
LOS ANGELES AREA            SAN FRANCISCO BAY           SAN DIEGO AREA

 [GRAPH APPEARS HERE]        [GRAPH APPEARS HERE]        [GRAPH APPEARS HERE]

NOTE: A copy of these three graphs on the First Republic Prestige Home Index may be obtained by writing the company.


14.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

                                       Home loan customers, such as Robert Jones
                                       of Hillsborough, rely on First Republic's
[PHOTO OF LOAN CUSTOMER                knowledge, experience and professionalism
 ROBERT JONES WITH STUFFED             to get the job done.
 ANIMALS WHICH HE MAKES APPEARS HERE]


"IT'S HARD TO TAKE LIFE TOO SERIOUSLY
 AFTER SELLING TEDDY BEARS FOR 25 YEARS.
 BUT WHEN I NEEDED TO GET SERIOUS ABOUT
 A MORTGAGE, I TURNED TO FIRST REPUBLIC."

 /s/ Robert Jones

 Robert Jones, President,
 Plush Sales, Inc.


A cornerstone of First Republic's approach to home lending is knowing the markets we serve, including local economic conditions, home values and other key trends. Over more than a decade, we have developed a knowledge base that enables our loan officers to accurately assess property values and contributes to the rapid decision-making for which we are known.

     To better serve high-end home owners and buyers, we have created the First Republic Prestige Home Index (TM), which tracks the value of a selected group of homes from 1985 to the present. The Index provides a useful benchmark for home buyers, sellers, borrowers and realtors. As the only statistical model customized to measure changes in luxury home values in our urban markets, the Prestige Home Index (TM) underscores our position as a leading residential expert and lender.

First Republic Bancorp
--------------------------------------------------------------------------------

FINANCING A WIDE
RANGE OF HOMES

                                     "MY LOFT IS MORE THAN A HOME TO ME; IT'S
                                      WHERE I MAKE MY LIVING. FIRST REPUBLIC'S
[PHOTO OF MUSICIAN AND LOAN           FINANCIAL SUPPORT HELPED ME CREATE ONE OF
 CUSTOMER JAMES GARDINER IN           THE FINEST DIGITAL RECORDING STUDIOS IN
 HIS LOFT APPEARS HERE]               THE BAY AREA."

                                      /s/ James Gardiner

                                      James Gardiner, President,
                                      Pajama recording studio


"I'M EXTREMELY GRATEFUL TO FIRST
 REPUBLIC FOR BELIEVING IN ME. BECAUSE
 OF THEIR TRUST, I WAS ABLE TO BUY MY            [PHOTO OF LOAN CUSTOMER AND
 SMALL CONDOMINIUM, EVEN THOUGH THE               PASTRY CHEF LORRIANN RAJI SOME
 BUILDING HAD LOW OWNER OCCUPANCY."               WITH OF HER CREATIONS APPEARS
                                                  HERE]

  /s/ Lorriann Raji

 Lorriann Raji, Head Pastry Chef,
 Mark Hopkins Hotel

                                                         First Republic Bancorp
-------------------------------------------------------------------------------
Whether a first home, a dream home or a retirement home, First Republic helps make home ownership a reality for a broad spectrum of customers.
We have established a strong track record in financing low-to-moderate income housing, a source of pride for all of us at First Republic.

        To best serve this market, we recognize the uniqueness of urban lending. With condominiums, cooperatives, live/work spaces, lofts and other configurations becoming as common as more traditional housing, city homes are often different from homes elsewhere. Within our lending standards, we are flexible and innovative in meeting what are often the special needs of our customers to serve the broadest spectrum of potential home buyers.

                           RESIDENTIAL LOAN PROFILE
                              (by housing units)

                  Low to moderate income census tracts - 51%
                  All other census tracts - 49%


                                     "MONTHS OF SEARCHING FOR OUR FIRST HOME
                                      GAVE US THE TIME TO BUILD GOOD RAPPORT
                                      WITH FIRST REPUBLIC. THIS TURNED OUT TO BE
                                      INVALUABLE WHEN WE FINALLY FOUND THE RIGHT
                                      HOME AND WANTED A QUICK CLOSE."

[PHOTO OF JENSEN FAMILY, LOAN           /s/ Courtney Jensen
 CUSTOMERS, IN FRONT OF NEW HOME        /s/ Stephen Jensen
 ON MOVE-IN DAY APPEARS HERE]
                                      Courtney and Stephen Jensen
                                      with their one year-old son Jacob

                                      With First Republic's home loan expertise and service, moving day arrives more quickly and with fewer uncertainties.

First Republic Bancorp
--------------------------------------------------------------------------------

OUR COMMUNITY FOCUS


                                       At the Thoreau Center during construction
                                       are from left to right: Valerie Merlone,
[PHOTO OF THOREAU CENTER DURING        First Republic Senior Loan Officer;
 CONSTRUCTION APPEARS HERE]            Robert Chandler, General Manager of the
                                       Presidio Project, National Park Service;
                                       Tom Sargent, Partner, Equity Community
                                       Builders; and Drummond Pike, President,
                                       The Tides Foundation.



"WE ARE GRATEFUL TO FIRST REPUBLIC FOR
 THEIR CREATIVE ROLE IN MAKING OUR
 PRESIDIO PROJECT A MODEL FOR                   [THIS FOLLOWING LETTER
 PARTNERSHIPS BETWEEN THE PUBLIC AND             APPEARS HERE]
 PRIVATE SECTORS."

 /s/ TOM SARGENT
 Tom Sargent, partner,
 Equity Community Builders

                   United States Department of the Interior

                             NATIONAL PARK SERVICE
                     Golden Gate National Recreation Area
                  Fort Mason, San Francisco, California 94123

IN REPLY REFER TO:

January 16, 1996



Mr. James H. Herbert, II, President
First Republic Thrift & Loan
388 Market Street
San Francisco, CA 94111

Dear Mr. Herbert:

On behalf of the National Park Service, let me be one of the first to congratulate you and Fist Republic for your crucial role in launching the Tides Foundation Thoreau Center for Sustainability at the Presidio of San Francisco.

With the leadership of First Republic, the Thoreau Center is a milestone in the evolution of the Presidio into a working model of historic preservation, sustainable development, and fiscal responsibility, while providing exciting opportunities for visitors and organizations to explore many of the important issues of the day.

The Park Service has always placed a high priority on encouraging private-sector investment to help protect park resources. The financial involvement of First Republic is an important first step which demonstrates that the Park Service and visionary tenants such as the Tides Foundation can work in partnership with lending institutions to help reduce the burden on the federal treasury by privately financing capital improvements, maintaining park buildings to high standards, and contributing programs which support park purposes.

I look forward to seeing you at the grand opening in a few months.

Sincerely,



/s/ Robert S. Chandler
Robert S. Chandler
General Manager, Presidio Project

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

                                      Pictured here (left to right) are: James
                                      H. Herbert, II, First Republic President
                                      and CEO; Jaynell Grayson, Babson College
[PHOTO OF PERSONS DESCRIBED           student; Joseph Mahoney, Director,
 AT RIGHT APPEARS HERE]               Babson/NFTE Partnership; and Duane Moyer,
                                      Northern California Divisional Director of the National Foundation for Teaching
                                      Entrepreneurship.


"WITH ITS EXCEPTIONAL ENTREPRENEURSHIP
 PROGRAM, BABSON WAS MY NUMBER ONE
 CHOICE FOR COLLEGE. THANKS TO FIRST
 REPUBLIC, I WILL GET THE EDUCATION I
 NEED TO PURSUE MY GOALS."

 /s/ Jaynell Grayson

 Jaynell Grayson, Founder
 "Food From The Hood,"
 Los Angeles, Ca., Babson
 College Student And First
 Republic Scholar

Giving back to our communities is a central part of our mission. Our commitment to civic responsibility takes many forms: financing primary schools, providing scholarships and supporting organizations that help others.

        One recent example is First Republic's pioneering role in the transition of the Presidio of San Francisco from a military base to a self-sustaining national park. Specifically, we created the mechanism to provide a $3.2 million construction and permanent loan to renovate four landmark buildings in the Presidio. The rehabilitated complex, the Thoreau Center, will become a showcase for energy conservation and provide offices for several non-profit organizations and foundations.

        We are also extremely proud of our First Republic Scholars Program, which provides scholarships to outstanding young people in our markets. As part of this program, Jaynell Grayson is a freshman at Babson College. An excellent student and successful entrepreneur, Ms. Grayson founded the award-winning food products company, "Food from the Hood" while still at Crenshaw High School in South Central Los Angeles.

First Republic Bancorp
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

December 31,                                                                 1995              1994
                                                                   --------------    --------------
ASSETS
Cash                                                               $   15,918,000    $   16,920,000
Federal funds sold and short-term investments                          15,000,000        15,500,000
Interest bearing deposits at other financial institutions                 200,000           198,000
Investment securities (Note 2):
  At fair value                                                       106,939,000        11,750,000
  At cost (estimated fair value $33,455,000 and $115,448,000 at
    December 31, 1995 and 1994, respectively)                          33,974,000       117,878,000
                                                                   --------------    --------------
                                                                      140,913,000       129,628,000
Federal Home Loan Bank stock, at cost                                  30,321,000        28,527,000
                                                                   --------------    --------------
                                                                      202,352,000       190,773,000
Loans (Note 3):
  Single family (1-4 units) mortgages                                 977,220,000       815,010,000
  Multifamily (5+ units) mortgages                                    350,507,000       367,750,000
  Commercial real estate mortgages                                    286,824,000       249,119,000
  Commercial business loans                                             3,663,000         5,621,000
  Multifamily/commercial construction                                   9,013,000        10,658,000
  Single family construction                                           19,349,000        14,227,000
  Equity lines of credit                                               26,572,000        28,137,000
  Leases, contracts and other                                             933,000           975,000
  Loans held for sale                                                   8,182,000         7,166,000
                                                                   --------------    --------------
                                                                    1,682,263,000     1,498,663,000
Less:
  Unearned loan fee income                                             (4,380,000)       (6,816,000)
  Reserve for possible losses                                         (18,068,000)      (14,355,000)
                                                                   --------------    --------------
    Net loans                                                       1,659,815,000     1,477,492,000

Interest receivable                                                    12,582,000        10,172,000
Prepaid expenses and other assets (Note 4)                             15,126,000        16,282,000
Other real estate owned                                                10,198,000         8,500,000
Premises, equipment and leasehold improvements, net of
  accumulated depreciation of $6,033,000 and $5,009,000
  at December 31, 1995 and 1994, respectively                           4,180,000         4,100,000
                                                                   --------------    --------------
Total Assets                                                       $1,904,253,000    $1,707,319,000
                                                                   ==============    ==============

See accompanying notes.

FIRST REPUBLIC BANCORP
--------------------------------------------------------------------------------

December 31,                                                                 1995              1994
                                                                   --------------    --------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Customer deposits (Note 5):
  Passbook and MMA accounts                                        $  180,205,000    $  138,726,000
  Investment certificates                                             960,236,000       810,107,000
                                                                   --------------    --------------
    Total customer deposits                                         1,140,441,000       948,833,000

Interest payable                                                       14,813,000        12,332,000
Custodial receipts on loans serviced for others                         1,086,000            96,000
Other liabilities                                                       5,070,000         3,415,000
Federal Home Loan Bank advances (Notes 3 and 6)                       570,530,000       570,530,000
Other borrowings (Note 7)                                                      -            650,000
                                                                   --------------    --------------

    Total senior liabilities                                        1,731,940,000     1,535,856,000

Senior subordinated debentures (Note 8)                                 9,974,000         9,978,000
Subordinated debentures (Note 9)                                       19,579,000        19,699,000
Convertible subordinated debentures (Note 10)                          34,500,000        34,500,000
                                                                   --------------    --------------
    Total liabilities                                               1,795,993,000     1,600,033,000

Commitments (Note 14)
Stockholders' equity (Note 13 and 15):
  Common stock, $.01 par value; 20,000,000 shares authorized,
    7,816,400 and 7,797,100 shares issued, and 7,330,400 and 7,444,703
    outstanding at December 31, 1995 and 1994, respectively                78,000            78,000
  Capital in excess of par value                                       74,919,000        74,745,000
  Retained earnings                                                    40,608,000        39,438,000
  Deferred compensation - ESOP                                                  -          (650,000)
  Treasury stock, at cost; 486,000 shares and 352,397 shares at
    December 31, 1995 and 1994, respectively                           (5,763,000)       (4,315,000)
  Net unrealized loss on available for sale securities (Note 2)        (1,582,000)       (2,010,000)
                                                                   --------------    --------------
    Total stockholders' equity                                        108,260,000       107,286,000
                                                                   --------------    --------------
Total Liabilities and Stockholders' Equity                         $1,904,253,000    $1,707,319,000
                                                                   ==============    ==============

First Republic Bancorp
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31,                                                    1995                1994               1993
                                                                   ------------        ------------        -----------
Interest income:
  Interest on real estate and other loans                          $127,341,000        $100,816,000        $93,212,000
  Interest on investments                                            12,253,000           8,549,000          5,135,000
                                                                   ------------        ------------        -----------
    Total interest income                                           139,594,000         109,365,000         98,347,000
                                                                   ------------        ------------        -----------
Interest expense:
  Interest on customer deposits                                      62,133,000          41,024,000         35,318,000
  Interest on FHLB advances and borrowings                           37,003,000          24,736,000         16,362,000
  Interest on debentures                                              5,777,000           5,675,000          5,237,000
                                                                   ------------        ------------        -----------
    Total interest expense                                          104,913,000          71,435,000         56,917,000
                                                                   ------------        ------------        -----------
Net interest income                                                  34,681,000          37,930,000         41,430,000
Provision for losses                                                 14,765,000           9,720,000          4,806,000
                                                                   ------------        ------------        -----------
Net interest income after provision for losses                       19,916,000          28,210,000         36,624,000
                                                                   ------------        ------------        -----------
Non-interest income:
  Servicing fees, net                                                 2,675,000           2,330,000          1,233,000
  Loan and related fees                                               1,289,000           1,915,000          1,937,000
  Gain (loss) on sale of loans                                          (67,000)            430,000          2,250,000
  Gain on sale of investment securities                                 130,000                   -                  -
  Other income                                                          272,000             458,000              2,000
                                                                   ------------        ------------        -----------
    Total non-interest income                                         4,299,000           5,133,000          5,422,000
                                                                   ------------        ------------        -----------
Non-interest expense:
  Salaries and related benefits                                       7,542,000           7,175,000          5,393,000
  Occupancy                                                           2,749,000           2,501,000          1,872,000
  Advertising                                                         1,500,000           1,863,000          1,340,000
  Professional fees                                                     613,000             542,000            542,000
  FDIC insurance premiums                                             1,264,000           1,809,000          1,816,000
  REO costs and losses                                                3,163,000           1,202,000          3,477,000
  Other general and administrative                                    5,528,000           6,013,000          6,207,000
                                                                   ------------        ------------        -----------
    Total non-interest expense                                       22,359,000          21,105,000         20,647,000
                                                                   ------------        ------------        -----------
Income before income taxes                                            1,856,000          12,238,000         21,399,000
Provision for income taxes (Note 12)                                    686,000           4,935,000          8,960,000
                                                                   ------------        ------------        -----------
Net income                                                         $  1,170,000        $  7,303,000        $12,439,000
                                                                   ============        ============        ===========
Primary earnings per share                                         $       0.15        $       0.92        $      1.55
                                                                   ============        ============        ===========
Fully diluted earnings per share                                   $       0.15        $       0.85        $      1.33
                                                                   ============        ============        ===========
Weighted average fully-diluted shares outstanding                    10,126,096          10,499,947         10,567,800
                                                                   ============        ============        ===========

See accompanying notes.

First Republic Bancorp
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                    Net
                                                                                             unrealized
                                                                                  Deferred      loss on                      Total
                                                   Capital in                      compen-    available                      stock-
Years Ended December 31,                Common      excess of      Retained        sation-     for sale     Treasury       holders'
1993, 1994 and 1995                      stock      par value      earnings           ESOP   securities        stock         equity
                                       -------   ------------   -----------   -----------   -----------  -----------   ------------
Balance at January 1, 1993             $78,000   $ 67,919,000   $25,803,000   $(1,675,000)  $         -  $         -   $ 92,125,000
Deferred compensation--ESOP                                                       475,000                                   475,000
Effect of stock dividend                            2,946,000    (2,946,000)                                                      -
Exercise of options on 21,028
  shares of common stock                              177,000                                                               177,000
Issuance of 6,856 shares
  of common stock                                      81,000                                                                81,000
Purchase of 25,750 shares
  of treasury stock                                                                                         (351,000)      (351,000)

Net income                                                       12,439,000                                              12,439,000
                                       -------   ------------   -----------   -----------   -----------  -----------   ------------
Balance at December 31, 1993            78,000     71,123,000    35,296,000    (1,200,000)            -     (351,000)   104,946,000
Deferred compensation--ESOP                                                       550,000                                   550,000
Unrealized loss on securities
  in available for sale category                                                             (2,010,000)                 (2,010,000)

Effect of stock dividend                            3,159,000    (3,161,000)                                                 (2,000)

Exercise of options on 40,378
  shares of common stock                              321,000                                                               321,000
Issuance of 12,181 shares
  of common stock                                     142,000                                                               142,000
Purchase of 326,647 shares
  of treasury stock                                                                                       (3,964,000)    (3,964,000)

Net income                                                        7,303,000                                               7,303,000
                                       -------   ------------   -----------   -----------   -----------  -----------   ------------
Balance at December 31, 1994            78,000     74,745,000    39,438,000      (650,000)   (2,010,000)  (4,315,000)   107,286,000
Deferred compensation--ESOP                                                       650,000                                   650,000
Net unrealized gain on securities
  in available for sale category                                                                338,000                     338,000
Net unrealized gain on securities
  transferred to available for sale
  category                                                                                       90,000                      90,000
Exercise of options on 11,452
  shares of common stock                               93,000                                                                93,000
Issuance of 7,843 shares
  of common stock                                      81,000                                                                81,000
Purchase of 133,603 shares
  of treasury stock                                                                                       (1,448,000)    (1,448,000)

Net income                                                        1,170,000                                               1,170,000
                                       -------   ------------   -----------   -----------   -----------  -----------   ------------
Balance at December 31, 1995           $78,000   $ 74,919,000   $40,608,000    $        -   $(1,582,000) $(5,763,000)  $108,260,000
                                       =======   ============   ===========   ===========   ===========  ===========   ============

See accompanying notes.

First Republic Bancorp
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                                   1995            1994             1993
                                                                 -------------    ------------    -------------
Operating Activities
  Net Income                                                     $   1,170,000    $  7,303,000    $  12,439,000
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
  Provision for losses                                              14,765,000       9,720,000        4,806,000
  Provision for depreciation and amortization                        4,085,000       2,687,000        1,892,000
  Amortization of loan fees                                         (3,791,000)     (4,371,000)      (4,688,000)
  Amortization of loan servicing rights                                358,000         687,000        1,753,000
  Amortization of investment securities discounts                      (44,000)        (12,000)          (1,000)
  Amortization of investment securities premiums                       248,000         230,000          125,000
  Loans originated for sale                                       (100,130,000)    (82,173,000)    (361,498,000)
  Loans sold into commitments                                       99,232,000      85,543,000      339,653,000
  (Increase) decrease in deferred taxes                             (3,023,000)      1,338,000          655,000
  Net losses on investment securities                                   11,000               -                -
  Net (gains) losses on sale of loans                                   67,000        (430,000)      (2,250,000)
  Increase in interest receivable                                   (3,869,000)     (3,201,000)        (384,000)
  Increase in interest payable                                       2,481,000       4,227,000          273,000
  (Increase) decrease in other assets                                2,764,000      (2,855,000)      (5,802,000)
  Increase (decrease) in other liabilities                           2,587,000      (7,233,000)       5,216,000
                                                                 -------------    ------------    -------------
    Net Cash Provided (Used) By Operating Activities                16,911,000      11,460,000       (7,811,000)

Investing Activities
  Loans originated                                                (484,258,000)   (702,313,000)    (583,298,000)
  Loans purchased                                                   (8,041,000)     (8,208,000)      (5,447,000)
  Other loans sold                                                           -     131,408,000       85,822,000
  Principal payments on loans                                      275,288,000     306,496,000      305,594,000
  Purchase of investment securities                                (21,039,000)    (49,037,000)     (44,230,000)
  Sales of investment securities                                       276,000               -                -
  Repayments of investment securities                               12,772,000      10,176,000        5,814,000
  Net decrease in short-term investments                                10,000         394,000          979,000
  Additions to fixed assets                                         (1,151,000)     (1,359,000)      (1,660,000)
  Net proceeds from sale of REO (Note 1)                            17,520,000       8,116,000       18,629,000
                                                                 -------------    ------------    -------------
    Net Cash Used by Investing Activities                         (208,623,000)   (304,327,000)    (217,797,000)

Financing Activities
  Net increase in passbook and MMA accounts                         41,479,000      21,565,000        6,072,000
  Issuance of investment certificates                              416,602,000     395,684,000      308,860,000
  Repayments of investment certificates                           (266,473,000)   (220,087,000)    (262,033,000)
  Increase (decrease) in long-term FHLB advances                    (4,000,000)    112,000,000       85,000,000
  Repayments of long-term borrowings                                  (650,000)       (550,000)        (475,000)
  Net increase (decrease) in short-term borrowings                   4,000,000     (22,380,000)      22,380,000
  Decrease in deferred compensation ESOP                               650,000         550,000          475,000
  Issuance of subordinated debentures                                        -       3,245,000       16,476,000
  Repayment of subordinated debentures                                (124,000)        (25,000)     (10,569,000)
  Sale of common stock                                                  81,000         142,000           81,000
  Proceeds from common stock options exercised                          93,000         321,000          177,000
  Purchase of treasury stock                                        (1,448,000)     (3,964,000)        (351,000)
                                                                 -------------    ------------    -------------
    Net Cash Provided by Financing Activities                      190,210,000     286,501,000      166,093,000

Decrease in Cash and Cash Equivalents                               (1,502,000)     (6,366,000)     (59,515,000)

Cash and Cash Equivalents at Beginning of Year                      32,420,000      38,786,000       98,301,000
                                                                 -------------    ------------    -------------
Cash and Cash Equivalents at End of Year                         $  30,918,000    $ 32,420,000      $38,786,000
                                                                 =============    ============    =============

See accompanying notes.

                                                         First Republic Bancorp
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995 and 1994

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and organization

The consolidated financial statements of First Republic Bancorp Inc. ("First Republic") include its subsidiaries, First Republic Thrift & Loan ("First Thrift") and First Republic Savings Bank. First Republic and its subsidiaries are collectively referred to as the "Company". All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 1994 and 1993 financial statements in order for them to conform with the 1995 presentation.

Nature of operations

The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and, to a lesser extent, by existing multifamily and commercial properties. The Company primarily retains adjustable rate mortgages ("ARMs") in its loan portfolio. The Company originates mortgage loans for sale to institutional investors in the secondary market and also generates fee income by servicing such mortgage loans. The Company's lending and deposit gathering activities are conducted in the San Francisco Bay Area, the Los Angeles Area, and San Diego County, California and in the Las Vegas, Nevada area.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of income on loans

Interest income from real estate and business loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely. For nonaccrual and impaired loans, interest income may be recorded when cash is received, provided that the Company's recorded investment in such loans is deemed collectible. Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using the interest method.

Reserve For Possible Losses

The Company provides for losses by charging current income in such amounts as are required to establish a reserve for possible losses that can be reasonably anticipated based upon specific conditions at the time. Management considers a number of factors, including past loss experience, the Company's underwrit-ing policies, the results of the Company's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. The reserve is reviewed and adjusted quarterly. It is the Company's policy to charge off balances that are deemed uncollectible.

     As a result of the Northridge earthquake which struck the Los Angeles area in January 1994, the Company has provided additional reserves during 1994 and 1995, related to the damage or lingering adverse economic impact on properties securing certain of the Company's loans. Chargeoffs related to such earthquake impacted loans were $7,590,000 in 1995 and $6,133,000 in 1994.

     Effective January 1,1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 (collectively referred to as SFAS No.
114). Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires creditors to measure impairment of a loan based on one of the following: (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the fair value of the underlying collateral or (iii) the fair value of the loan. If the measure of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize an impairment by recording a chargeoff or creating a valuation allowance, with a corresponding charge to the provision for losses.

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

First Republic Bancorp
--------------------------------------------------------------------------------

     In November 1995, the Financial Accounting Standards Board ("FASB") issued a special report on SFAS No. 115 that allowed companies a one-time opportunity prior to December 31, 1995 to reassess appropriateness of the classifications of all securities held and to account for any reclassifications at fair value.

     Investment securities classified as held to maturity are recorded at historical cost, adjusted for amortization of premium and accretion of discount, where appropriate. Realized and unrealized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 1995 and 1994, no trading securities were owned and during 1995 and 1994 the Company did not buy or sell any trading securities.

Other real estate owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value, minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Company owned real estate of $10,198,000 at December 31, 1995 and $8,500,000 at December 31, 1994.

     Loans in the amount of $25,707,000 in 1995 and $10,186,000 in 1994 were transferred to other real estate owned. Additionally, subsequent loans to facilitate the sale of other real estate owned were $14,926,000 and $7,091,000 in 1995 and 1994, respectively.

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

     Purchased mortgage loan servicing rights represent the cost of acquiring the rights to service mortgage loans, which cost is amortized over the estimated life of the loans based on the interest method. The carrying value of purchased mortgage servicing rights and premium on loans sold is periodically measured based on actual prepayment experience compared to projected prepayments; writedowns and adjustments in the amortization rates are made when an impairment is indicated. Loan servicing fees are recorded as income when received and are presented net of the cost of amortizing premium on sale of loans or purchased mortgage loan servicing rights. The amount of loans being serviced for others was $804,856,000 and $843,144,000 at December 31, 1995 and 1994, respectively.

     Loans are classified as held for sale when the Company is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees, or market.

     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." SFAS No. 122 requires that the rights to service mortgage loans for others be recognized as a separate asset, however those servicing rights are acquired. The total cost of originating or purchasing mortgage loans should be allocated between the loan and the servicing rights based on their relative fair values. The statement also requires the assessment of all capitalized mortgage servicing rights for impairment to be based on current fair value of those rights. The Company will implement SFAS No. 122 effective January 1, 1996. The impact of SFAS No. 122 on the Company's financial position is expected to be immaterial and the impact of SFAS No. 122 on the Company's results of operations will be to change the timing of reported earnings.

Derivative financial instruments: interest rate cap and swap agreements

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

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

the financial statements. The Company is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.

     The Company follows SFAS No. 119 "Disclosures about Derivative Financial Instruments and Fair Value on Financial Instruments" and the various required disclosures regarding derivative activities are in Notes 6 and 11.

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

Statement of cash flows

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short-term investments such as federal funds sold with original maturity dates of less than ninety days. The Company paid interest of approximately $102,432,000 in 1995, $67,208,000 in 1994, and $56,644,000 in 1993. Additionally, the Company paid income taxes of $1,220,000, $6,620,000, and $8,324,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Earnings per share

Primary earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding, plus the effect, when dilutive, of stock options. Shares repurchased by the Company are deducted from shares outstanding for EPS calculations.

     The calculation of fully diluted EPS adds back to the Company's reported net income the effect of interest expense on convertible subordinated debentures, net of taxes, and increases the number of shares outstanding as if the debentures were converted into common stock. For the year 1995 and the second quarter of 1995, such convertible debentures were antidilutive and the results of the primary EPS calculation for those periods became the fully diluted EPS amounts.

2   Investment Securities

Under SFAS No. 115, the Company's investment securities, including mortgage backed securities ("MBS"), are classified as held to maturity or available for sale at December 31, 1995 and 1994.

                                                                 Estimated      Estimated   Estimated
                                                  Amortized     Unrealized     Unrealized        Fair
(In $ thousands)                                       Cost    Gross Gains   Gross Losses       Value
                                                  ---------    -----------   ------------   ---------
December 31, 1995
Held to Maturity Securities
  at Cost:
Other MBS                                         $  33,974    $       163   $      (682)   $  33,455
                                                  =========    ===========   ============   =========
Available for Sale Securities
  at Fair Value:
U.S. Government                                   $  24,623    $       596   $      (211)   $  25,008
Agency MBS                                           34,573            527           (64)      35,036
Other MBS                                            35,781            221          (923)      35,079
                                                  ---------    -----------   ------------   ---------
Debt Securities                                      94,977         1,344         (1,198)      95,123

Equity Securities                                    13,487             0         (1,671)      11,816
                                                  ---------    -----------   ------------   ---------
Total                                             $ 108,464    $    1,344    $    (2,869)   $ 106,939
                                                  =========    ===========   ============   =========
December 31, 1994
Held to Maturity Securities
  at Cost:
U.S. Government                                   $  25,431    $      311    $      (249)   $  25,493
Agency MBS                                           26,876             9           (627)      26,258
Other MBS                                            65,404            20         (1,894)      63,530
Other                                                   167             -             -           167
                                                  ---------    -----------   ------------   ---------
Total                                             $ 117,878    $      340    $    (2,770)   $ 115,448
                                                  =========    ===========   ============   =========
Available for Sale Securities
  at Fair Value:
Equity Securities                                 $  13,760    $        -    $    (2,010)   $  11,750
                                                  =========    ===========   ============   =========

     In December 1995, the Company transferred certain U.S. Government, Agency MBS and other MBS debt securities from the held to maturity category to the available for sale category. The total of debt securities transferred was $94,977,000 at amortized cost and $95,123,000 at estimated fair value.

     Available for sale equity securities consist of a portfolio of adjustable rate perpetual preferred stocks, which have no stated maturities and therefore are classified as available for sale; because such securities are equity securities and generate capital gains or losses for tax purposes, the amount of unrealized losses on these securities which is recorded as a reduction in stockholders' equity has not been reduced for the effect of taxes.

     At December 31, 1995, all of the Company's investment securities carried interest rates which adjust annually or more frequently; the weighted average yield earned was 7.29% for held to maturity investments, 7.63% for available for sale debt securities, and 8.66% for available for sale equity securities, on a tax equivalent basis. At December 31, 1995, the fair value of Agency MBS included $25,330,000 of securities converted from Company originated loans.

First Republic Bancorp
--------------------------------------------------------------------------------

     Market values are determined by current quotation, or analysis of estimated future cash flows. The following table summarizes the Company's carrying value and estimated fair value by maturity of debt securities owned at December 31, 1995 classified as available for sale and held to maturity.

                                                 Carrying     Estimated
                                                    Value    Fair Value
                                             ------------  ------------
Due in one year or less                      $         -   $          -
Due after one year through five years                  -              -
Due after five years through ten years          1,277,000     1,299,000
Due after ten years                            23,346,000    23,709,000
                                             ------------  ------------
                                               24,623,000    25,008,000
MBS - available for sale                       70,354,000    70,115,000
MBS - held to maturity                         33,974,000    33,455,000
                                             ------------  ------------
                                             $128,951,000  $128,578,000
                                             ============  ============

     During 1995, 1994 and 1993, the Company did not sell any debt securities. In 1995, proceeds from the sale of equity securities were $276,000, resulting in gross losses of $11,000, and proceeds collected on a previously written off debt security resulted in a gain of $141,000.

3    Loans

Real estate loans are secured by real property and mature over periods primarily ranging up to thirty years. At December 31, 1995, loans of $812,185,000 are pledged as collateral for FHLB advances.

     The Company restructures loans, generally because of borrower's financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan. Nonaccrual loans and restructured loans, together with the related interest income information, are summarized as follows:

At or for the year ended December 31,          1995           1994
                                        -----------    -----------
Nonaccrual loans:
  Balance at year-end                   $36,550,000    $32,623,000
  Interest foregone                       1,605,000      1,646,000
Restructured loans:
  Balance at year-end                    12,795,000     17,489,000
  (Net of nonaccrual loans)
  Actual interest income recognized         736,000        813,000
  Pro forma interest income under
   original terms                       $ 1,170,000    $ 1,313,000

     Loans that are partially charged off and loans that have been modified in troubled debt restructurings which result in more than four monthly payments being deferred, capitalized or waived are reported as nonaccrual loans until at least six consecutive payments are received and the loan meets the Company's other criteria for returning to accrual or performing restructured status.

     An analysis of the changes in the reserve for possible losses for the past three years follows:

                                              1995          1994          1993
                                       -----------   -----------   -----------
Balance at beginning of year           $14,355,000   $12,657,000   $12,686,000
Provision charged to
 operations                             14,765,000     9,720,000     4,806,000
Reserve from purchased loans                     -        34,000       200,000
Reserve of First Republic
 Savings Bank at acquisition                     -             -        24,000
Chargeoffs on originated loans:
 Single family                             (14,000)     (210,000)     (209,000)
 Multifamily                            (9,314,000)   (7,177,000)   (3,367,000)
 Commercial real estate                 (2,163,000)     (695,000)   (1,547,000)
 Commercial business loans                 (48,000)      (79,000)      (76,000)
 Construction loans                       (353,000)            -             -
Recoveries on originated loans:
 Single family                               3,000        11,000             -
 Multifamily                               765,000       119,000             -
 Commercial real estate                     30,000             -        92,000
 Commercial business loans                  54,000        15,000        43,000
Acquired loans, net                        (12,000)      (40,000)        5,000
                                       -----------   -----------   -----------
Balance at end of year                 $18,068,000   $14,355,000   $12,657,000
                                       ===========   ===========   ===========

     Effective January 1, 1995, the Company adopted SFAS No. 114, which addresses the accounting treatment of certain impaired loans. The Company makes an assessment of impairment when and while loans are on nonaccrual or when the loans are restructured. The Company's loans are primarily real estate secured; therefore the Company primarily bases the measurement of impaired loans on the fair value of the collateral, reduced by costs to sell. If the measurement of the impaired loan is less than the recorded investment in the loan, the Company recognizes impairment by partial loan chargeoff or by creating or adjusting an existing allocation of the allowance for losses.

     The following table shows the recorded investment in impaired loans and any related SFAS No. 114 allowance for losses at December 31, 1995. An impaired loan has a specific amount of the Company's allowance for losses assigned to it whenever the collateral's fair value, net of selling costs, is less than the Company's recorded investment in the loan, after amounts charged off to reserves are deducted. Generally, impaired loans not requiring an allowance under SFAS No. 114 have already

First Republic Bancorp
--------------------------------------------------------------------------------
been written down or have a net collateral fair value which exceeds the loan balance.

                                                     Related
                                      Recorded  SFAS No. 114
                                 Investment in     Allowance
                                Impaired Loans    for Losses
                                --------------  ------------
Impaired loans requiring a
  SFAS No. 114 allowance:
    Single Family                  $         -    $        -
    Multifamily                        931,000       210,000
    Commercial Real Estate           1,161,000       270,000
    Other                              360,000        54,000
                                --------------  ------------
                                   $ 2,452,000    $  534,000
                                --------------  ------------

Impaired loans not requiring a
  SFAS No. 114 allowance:
    Single Family                            -
    Multifamily                     33,312,000
    Commercial Real Estate          13,581,000
                                --------------
                                    46,893,000
                                --------------
Total                              $49,345,000
                                ==============

     The loans with a recorded investment of $46,893,000, reported as impaired loans not requiring a SFAS No. 114 allowance, have been reduced to their collateral fair value, net of selling costs, by $10,011,000 of specific chargeoffs to the Company's reserves. At December 31, 1995, the Company has designated $316,000 of its reserves to protect against contingent liabilities on certain of these loans, while the ultimate amount of payment, if any, is being contested.

     Total interest income recognized on loans designated as impaired for the year ended December 31, 1995 was $1,570,000, all of which was recorded using the cash received method. The average recorded investment in impaired loans was approximately $48,000,000 for 1995.

4    PREPAID EXPENSES AND OTHER ASSETS

At December 31, prepaid expenses and other assets consist of the following:


                                                1995           1994
                                          -----------    -----------
Debt issuance costs, net                  $ 4,720,000    $ 5,301,000
Interest rate cap agreements, net           3,822,000      5,918,000
Prepaid expenses                            1,506,000      1,948,000
Purchased servicing rights and premium
 on loans sold, net                           449,000        793,000
Other assets                                4,629,000      2,322,000
                                          -----------    -----------
                                          $15,126,000    $16,282,000
                                          ===========    ===========

     Debt issuance costs are amortized over the life of the issue on a straight line basis which approximates a level yield method.

5    Customer Deposits

Passbook and money market accounts, which have no contractual maturity, pay interest at rates ranging from 2.3% to 5.5% per annum and 2.3% to 4.9% per annum at December 31, 1995 and 1994, respectively, compounded daily. Investment certificates have maturities primarily ranging from 91 days to 60 months and bear interest at varying rates based on money market conditions, generally ranging from 4.3% to 8.3% and from 3.5% to 9.0% at December 31, 1995 and 1994, respectively.

     First Thrift is subject to the provisions of the California Industrial Loan Law, which limits the amount of thrift balances which may be raised to twenty times its shareholder's equity. At December 31, 1995, based on the amount of thrift certificates outstanding, First Thrift was required to maintain shareholder's equity of approximately $54,000,000, compared with actual shareholder's equity of $127,415,000.

     First Thrift and First Republic Savings Bank are members of the FDIC's Bank Insurance Fund ("BIF") and their thrift accounts are insured by the FDIC up to $100,000 each per insured depositor. At December 31, 1995, investment certificates with a balance of $100,000 or more totalled $50,007,000 for First Thrift and $1,439,000 for First Republic Savings Bank.

6    Federal Home Loan Bank Advances

First Thrift is a voluntary member of the Federal Home Loan Bank of San Francisco ("FHLB"). First Thrift was approved for $726,000,000 of FHLB advances at December 31, 1995. First Thrift is required to own FHLB stock equal to 5% of the FHLB advances outstanding and owned $30,321,000 of FHLB stock at December 31, 1995. FHLB stock is recorded at cost, is redeemable at par and is pledged as collateral for FHLB advances. FHLB advances are primarily adjustable rate in nature, including the effect of interest rate swap agreements, and consist of the following at December 31:

                                      1995                  1994
                        ------------------   -------------------
Advances maturing in         Amount   Rate         Amount   Rate
                        ------------  ----   ------------   ----
One year or less        $  4,000,000  6.90%  $ 44,000,000   6.68%
1 to 2 years                       -     -              -      -
2 to 5 years                       -     -              -      -
After five years         566,530,000  6.16    526,530,000   5.90

                        $570,530,000  6.17%  $570,530,000   5.96%

First Republic Bancorp
--------------------------------------------------------------------------------

     The stated interest rates include the effect of interest rate swap agreements with a total notional principal amount of $25,000,000 at December 31,1995 which mature in 2001 and $65,000,000 at December 31, 1994. Under the Company's interest swap agreements, a fixed rate which is equal to the fixed rate paid on FHLB advances is received and the Company pays a rate which varies semiannually with market rates of interest. During 1995, the Company did not enter into any new interest rate swap agreements, $40,000,000 of interest rate swap agreements matured, and $1,027,000 under outstanding interest rate swap agreements was recorded as a reduction in interest expense on borrowings. The Company is exposed to loss if the swap counterparties fail to perform; however, the Company does not anticipate such nonperformance. The Company does not obtain collateral under its interest rate swap agreements but monitors the credit standing of its swap counterparties; at December 31, 1995, all remaining interest rate swap agreements were with the FHLB and the Company had not separately pledged any collateral.


7    OTHER BORROWINGS

At December 31, 1994, other borrowings included borrowings of the Company's Employee Stock Ownership Plan Trust from an unaffiliated commercial bank totalling $650,000. These borrowings, which were paid off in 1995, were guaranteed by First Republic and had interest rates which varied with the prime rate (see Note 15).
     The Company maintains accounts with certain primary securities dealers and, since February 1988, has entered into repurchase agreements to borrow short-term funds with investment securities as collateral. These borrowings bear interest at rates which vary with market conditions. For 1995, borrowings under repurchase agreements averaged $2,321,000 and the maximum amount outstanding at any month-end was $13,522,000. There were no significant borrowings of this type in 1994.


8    SENIOR SUBORDINATED DEBENTURES

Senior subordinated debentures are due September 30, 2003 and bear interest ranging from 10% to 11% (weighted average rate of 10.6%). The senior subordinated debentures pay interest monthly. The Company may be required to redeem the senior subordinated debentures early only upon death of the holder.

9    SUBORDINATED DEBENTURES

The Company's subordinated debentures consist of two issues, with outstanding amounts as follows at December 31:


                                               1995           1994
                                        -----------    -----------
Debentures maturing May 15, 2008, with
  semiannual interest payments at 8.5% $12,972,000 $12,993,000 Debentures maturing January 15, 2009, with quarterly interest payments at:

   --8.0% until maturity                  5,070,000      5,440,000
   --8.0% until reset                     1,537,000      1,266,000
                                        -----------    -----------
                                        $19,579,000    $19,699,000
                                        ===========    ===========

     The reset debentures pay interest at an initial rate of 8.0% with the interest rate subject to two adjustments in July 1999 and July 2004, at which time the rate paid will reset at a rate between 6.0% and 10.0% depending on market conditions.

10   CONVERTIBLE SUBORDINATED DEBENTURES

In December 1992, the Company issued in a public offering $34,500,000 of convertible subordinated debentures maturing December 1, 2002. The debentures pay interest semi-annually at a 71/4% rate, are convertible into 2,524,210 shares of common stock at approximately $13.67 per share, and are redeemable after December 1, 1995 at a price of 103.5%, with the redemption premium declining at 0.50% per year ratable to par at maturity.

11   INTEREST RATE CAPS

In connection with its asset and liability management policies, First Thrift purchases interest rate cap contracts primarily as a protection against interest rates rising above the maximum rates on its adjustable rate loans. At December 31, 1995, the aggregate notional amount of interest rate cap contracts was $1,145,000,000, which mature in periods ranging from January 1996 through September 2000. At December 31, 1994, the notional amount of interest rate cap contracts owned by First Thrift was $1,260,000,000 and during 1995 there were purchases of $50,000,000 and maturities of $165,000,000. The terms and amount of interest rate caps maintained by the Company is based on management's expectations about future interest rates and the level of maximum interest rates inherent in the Company's loans. Under the terms of the cap contracts, each

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

with an unrelated commercial or investment banking institution, First Thrift will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate ("LIBOR") for any period during the agreement in which such rate exceeds a rate ranging from 9.0% to 12.5% as established in each agreement. The Company has no future financial obligation related to its cap contracts. Additionally, $37,400,000 of First Thrift's advances with the FHLB contain interest rate caps of 12% as part of the borrowing agreement. At December 31, 1995 and 1994, First Republic Savings Bank owned $10,000,000 of 10% LIBOR interest rate caps. The Company evaluates the credit worthiness of its counterparties under interest rate cap contracts and has established an approved limit for each institution. The Company is exposed to market risk to the extent its counterparties are unable to perform; however, the Company does not expect such nonperformance. The amortization of interest rate cap costs increased interest expense by $1,688,000 in 1995, $1,210,000 in 1994, and $850,000 in 1993.
     Additionally, at December 31, 1995, First Thrift owned certain shorter-term interest rate cap contracts purchased in 1994 as protection against increases in interest rates during 1995 and 1996. Monthly repricing caps in the notional principal amount of $150,000,000 carry a strike rate which increases from 6.75% to 8.92% over the period from April 1995 to maturity in July 1996 and $50,000,000 of interest rate caps carry a strike rate of 8% until maturity in December 1996.

12   INCOME TAXES

The annual provision for income taxes consists of the following:


                               1995        1994        1993
                         ----------  ----------  ----------

Federal taxes:
  Current                $2,957,000  $2,761,000  $6,047,000
  Deferred               (2,383,000)    771,000     456,000
                         ----------  ----------  ----------
                            574,000   3,532,000   6,503,000
                         ----------  ----------  ----------

State taxes:
  Current                   752,000     836,000   2,258,000
  Deferred                 (640,000)    567,000     199,000
                         ----------  ----------  ----------
                            112,000   1,403,000   2,457,000
                         ----------  ----------  ----------
Total                    $  686,000  $4,935,000  $8,960,000
                         ==========  ==========  ==========

     The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

                                                 1995      1994      1993
                                                -----     -----     -----
Expected statutory rate                         35.0%     35.0%     35.0%
State taxes, net of federal benefits             4.0       7.5       7.5
Change in valuation allowance                     --        --       0.9
Other, net                                      (2.0)     (2.2)     (1.5)
                                                -----     -----     -----
Effective tax rate                              37.0%     40.3%     41.9%
                                                =====     =====     =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                   1995           1994
                                                  -----          -----
Deferred tax assets:
  Bad debt deduction                            $5,693,000     $4,351,000
  Deferred franchise tax                           363,000        445,000
  Deferred income and other                         10,000        279,000
                                                ----------     ----------

    Total gross deferred tax assets              6,066,000      5,075,000
    Less valuation allowance                      (421,000)      (421,000)
                                                ----------     ----------

    Deferred tax assets                          5,645,000      4,654,000
                                                ----------     ----------

Deferred tax liabilities:
  Loan fee income                                2,068,000      3,616,000
  FHLB stock dividend income                       269,000        274,000
  Prepaid FDIC premiums                                 --        456,000
  Depreciation, amortization and other              11,000         34,000
  Tax on net unrealized gain on
    available for sale securities                   57,000             --
                                                ----------     ----------

    Total gross deferred tax liabilities         2,405,000      4,380,000
                                                ----------     ----------

    Net deferred tax asset                      $3,240,000     $  274,000
                                                ==========     ==========

     The net deferred tax asset represents recoverable taxes and is included in other assets.

13   STOCKHOLDERS' EQUITY

In May 1993, the Company's Board of Directors authorized the repurchase of up to 206,000 shares of the Company's common stock and this authorized level was increased to 406,000 in October 1994 and subsequently increased to 656,000 in March 1995. Shares purchased were 25,750 in 1993, 326,647 in 1994 and 133,603 in
1995, bringing the total shares held as treasury stock to 486,000 with a total cost of $5,763,000 at December 31, 1995.

First Republic Bancorp
--------------------------------------------------------------------------------

     The Company maintains stock option plans for employees and directors.
The grant of stock options under these plans can result in accounting as either compensatory or noncompensatory options.
     Under First Republic's 1985 Stock Option Plan (the "Plan") at December 31, 1995, there were remaining options on 633,577 shares of common stock reserved for issuance and options on 620,052 shares had been granted, all of which were exercisable.
     The Company's stock options expire ten years from the date granted and transactions under the Plan are summarized as follows:


                                    Number       Price
                                 of Shares     Per Share
                                 ---------     ---------

Balance, January 1, 1993          617,584    $6.74 - $15.55
Options Granted                    66,624    12.34 -  14.96
Options Exercised                 (21,028)    6.74 -  12.62
Options Canceled                   (4,423)   11.78 -  14.26
                                  --------  ---------------

Balance, December 31, 1993        658,757    $6.74 - $15.55
Options Granted                    17,800    10.00 -  14.75
Options Exercised                 (40,444)    6.74 -  12.62
Options Canceled                  (15,315)   11.78 -  14.85
                                  --------  ---------------

Balance, December 31, 1994        620,798    $6.74 - $15.55
Options Granted                    19,580    10.75 -  14.33
Options Exercised                  (6,148)    6.74 -  12.68
Options Canceled                  (14,178)    9.43 -  15.21
                                  --------  ---------------

Balance, December 31, 1995        620,052    $6.74 - $15.55
                                  =======   ===============

     Additionally, the outside directors of the Company and its subsidiaries hold stock options which are not in the Plan for a total of 321,416 shares of common stock which were issued since August 1989, at prices ranging from $6.74 to $16.02. Executive officers hold additional stock options for 74,262 shares of common stock granted in October 1991 at $12.73.
     In 1992, the Company's Board of Directors authorized options on 477,405 shares of common stock not in the Plan at an exercise price of $14.84 per share; 20% of such options vested upon grant, with the remainder contingent upon the achievement of specified annual increases in the tangible book value per share of the Company's common stock. As of December 31, 1995, shares totalling 366,159, or approximately 77% of such options, were vested and the balance remains unvested.
     In May 1995, the Company's stockholders approved the grant of options on 350,000 shares of common stock not in the Plan to executive officers and other employees. On December 31, 1995, 342,500 of the options were granted, at the closing market price of $13.13. At the date of grant, 20% of such options vested, with the remainder contingent upon the achievement of specified annual increases in the tangible book value per share of the Company's common stock.
     A former and a current officer have exercised 83,545 options in exchange for notes payable to the Company totalling $704,000 and bearing interest at a 7.8% average rate.
     After stockholder approval, the Company established an Employee Stock Purchase Plan which provides for the purchase of up to 424,360 shares of common stock by eligible employees. Common stock sold to employees under this plan, were 7,843 shares in 1995, 12,181 shares in 1994 and 6,856 shares in 1993, resulting in net proceeds to the Company of $81,000, $142,000 and $81,000, respectively.
     The Company's ability to pay cash dividends on its common stock is restricted to approximately $2,886,000 at December 31, 1995 under terms of its subordinated debentures. No cash dividends may be paid by the Company if, upon giving effect to such dividend, a default in the payment of interest or principal on the convertible subordinated debentures shall exist or occur. For 1995, First Republic received or was due dividends of $800,000 from First Thrift and $258,000 from First Republic Savings Bank. At December 31, 1995 certain regulatory requirements limit the amount of dividends that First Thrift and First Republic Savings Bank may pay to First Republic to approximately $17,400,000 and $1,250,000, respectively.
     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments such as common stock, except for employee stock ownership plans. SFAS No. 123 establishes a new method of accounting for stock-based compensation arrangements with employees which is fair value based. The Statement encourages (but does not require) employers to adopt the new method in place of the provisions of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. Companies may continue to apply the accounting provisions of APB 25 in determining net income; however, they must apply the disclosure requirements of SFAS No. 123. If the Company were to adopt the fair value based method of SFAS No. 123, a higher compensation cost would result for fixed stock option plans and a different compensation cost would result for the Company's contingent or variable stock option plans. The recognition provisions and disclosure requirements of SFAS No. 123 are effective January 1, 1996. The Company has elected to continue to use its current practice under APB 25.

                                                           First Republc Bancorp
-------------------------------------------------------------------------------

14   COMMITMENTS

At December 31, 1995, the Company had conditional commitments to originate loans of $23,631,000 and to disburse additional funds on existing loans and lines of credit of $75,606,000. The Company's commitments to originate loans are agreements to lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
     Future minimum rental payments required under operating leases, including the Company's office facilities, that have initial or remaining noncancellable terms in excess of one year at December 31, 1995 are as follows: 1996 - $1,684,000; 1997 - $1,567,000; 1998 -$1,330,000; 1999 - $1,074,000; 2000 -
$847,000; thereafter $385,000. Rent and related occupancy expense was $1,742,000 in 1995, $1,398,000 in 1994 and $1,132,000 in 1993.

15   EMPLOYEE BENEFIT PLANS

The Company has a deferred compensation plan ("the 401k Plan") under section 401(k) of the Internal Revenue Code under which it matches, with contributions from net income, up to 5% of each contributing member employee's compensation. Company contributions to the 401k Plan in 1995, 1994 and 1993 were approximately $352,000, $324,000 and $280,000, respectively. The Company established an Employee Stock Ownership Plan ("ESOP") in 1985 which enables eligible employees to own Common Stock of First Republic. The ESOP Trust has borrowed funds to purchase shares of Common Stock at the market price at the time of purchase. The Company has guaranteed these borrowings and makes contributions to the Trust, in amounts required to make principal and interest payments. As the debt is repaid, the Common Stock is allocated to the accounts of the ESOP's participants, with vesting over a period of five years. The Company made contributions of $683,000, $615,000 and $558,000 to the ESOP in 1995, 1994 and 1993, respectively, of which $33,000, $65,000 and $83,000 represents interest expense. Compensation expense is recognized using the shares allocated method. The number of shares allocated by the ESOP were 67,154 in 1995, 60,549 in 1994, and 53,617 in 1993. At December
31, 1995, the ESOP holds 347,352 shares allocated to participants and there were no unallocated shares.
     Since inception, the Company has not offered any other employee benefit plans and, at December 31, 1995, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible to participate in the Company's 401k and ESOP plans after six months of full time employment and in the Employee Stock Purchase Plan after one year.

16   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgement in assessing fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 1995 and 1994; therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.
     The estimated fair values presented neither include nor give effect to the values associated with the Company's existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of money market and passbook accounts is equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded.
     Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

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

Loans receivable: The carrying amount of loans is net of unearned fee income and the reserve for possible losses. To estimate fair value of the Company's loans, primarily adjustable rate

First Republic Bancorp
--------------------------------------------------------------------------------

real estate secured mortgages, each loan collateral type is segmented into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk, and accrual status.
     The fair value of single family, multifamily and commercial mortgages is based primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated using quoted prices and by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.
     The fair value of nonaccruing loans and certain other loans is further adjusted with an additional risk factor reflecting the individual characteristics of the loans, including delinquency status and the results of the Company's internal loan grading process.

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

FHLB advances: The Company's FHLB advances consist primarily of long-term adjustable rate borrowings. Using current terms quoted by the FHLB to the Company, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity, and includes approximately $112,000 for the fair value of $37.4 million of interest rate cap agreements with the FHLB imbedded in these advances.

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


                          December 31, 1995           December 31, 1994
                          -----------------           -----------------
                         Carrying        Fair         Carrying       Fair
(In $ thousands)           Amount        Value         Amount        Value
                         --------        -----        --------      ------
Assets:
Cash                      $  31,118   $    31,118  $     32,618  $     32,618
Investments                 140,913       140,394       129,628       127,199
FHLB stock                   30,321        30,321        28,527        28,527
Loans, net                1,659,815     1,678,839     1,477,492     1,462,192
Servicing rights                449         7,203           793         8,650
Liabilities:
Deposits                  1,140,441     1,144,397       948,833       943,770
Borrowings                  570,530       564,791       571,180       568,956
Subordinated
  debentures                 29,553        28,497        29,677        26,504
Convertible
  debentures                 34,500        36,398        34,500        32,258
Off-balance sheet:
Interest rate caps            3,822         1,572         5,918        10,935
Interest rate swaps              --         3,295            --         1,195

17   FIRST REPUBLIC BANCORP INC.
(Parent Company Only)


Condensed Balance Sheet


December 31,                                1995               1994
                                            ----               ----
Assets
Cash and investments                     $  5,706,000      $ 10,240,000
Loans, net                                    335,000         1,669,000
Investment in subsidiaries                145,246,000       140,766,000
Advance to subsidiaries                       374,000           214,000
Other assets                               21,531,000        20,710,000
                                         ------------      ------------
                                         $173,192,000      $173,599,000
                                         ============      ============
Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities $   879,000       $  1,486,000
Other borrowings                                  --            650,000
Subordinated debentures                   29,553,000         29,677,000
Convertible subordinated debentures       34,500,000         34,500,000
                                         -----------       ------------
                                          64,932,000         66,313,000
                                         -----------       ------------
Stockholders' equity                     108,260,000        107,286,000
                                        ------------       ------------
                                        $173,192,000       $173,599,000
                                        ============       ============
34

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

Condensed Statement of Income

Year Ended December 31,                  1995         1994          1993
                                         ----         ----          ----
Interest income                     $  474,000     $  286,000   $   758,000
Interest expense                     5,809,000      5,742,000     5,321,000
Dividends from subsidiaries            982,000      2,500,000     1,963,000
Other income                         3,501,000      5,031,000     4,931,000
General and administrative
  expense                            2,031,000      1,979,000     4,278,000
                                    ----------     ----------   -----------
Operating income (loss)             (2,883,000)        96,000    (1,947,000)
Equity in undistributed
  earnings of subsidiaries           4,053,000      7,207,000    14,386,000
                                    ----------     ----------   -----------
Net income                          $1,170,000     $7,303,000   $12,439,000
                                    ==========     ==========   ===========
Condensed Statement of Cash Flows

Year Ended December 31,                1995          1994           1993
                                       ----          ----           ----
Operating Activities:
Net Income                          $1,170,000     $7,303,000   $12,439,000
Adjustments to net cash from
  operating activities:
Provision for losses                        --             --       (33,000)
Gain on sale of servicing                   --       (703,000)           --
Increase in other assets              (820,000)    (1,631,000)   (6,751,000)
Increase (decrease) in
  other liabilities                   (607,000)       575,000       416,000
Equity in undistributed
  earnings of subs.                 (4,053,000)    (7,207,000)  (14,386,000)
                                    ----------     ----------   -----------
Net Cash Used                       (4,310,000)    (1,663,000)   (8,315,000)
Investment Activities:
Loans originated                            --     (1,358,000)   (6,303,000)
Loans sold or repaid                 1,334,000      1,640,000    10,616,000
Servicing sold                              --        738,000            --
Capital from (into) subs.                   --      4,413,000    (5,157,000)
Advances to subs., net                (160,000)       816,000      (812,000)
                                    ----------     ----------   -----------
Net Cash Provided (Used)             1,174,000      6,249,000    (1,656,000)
Financing Activities:
Net decrease in other
  borrowings                          (650,000)      (550,000)     (475,000)
Net decrease in
  def. Comp.-ESOP                      650,000        550,000       475,000
Issuance of subordinated
  debentures, net                     (124,000)     3,220,000     5,907,000
Sale of stock                          174,000        463,000       258,000
Purchase of treasury stock          (1,448,000)    (3,964,000)     (351,000)
                                    ----------     ----------   -----------
Net Cash Provided (Used)            (1,398,000)      (281,000)    5,814,000
Increase (decrease) in Cash         (4,534,000      4,305,000    (4,157,000)
Cash at start of year               10,240,000      5,935,000    10,092,000
                                    ----------     ----------   -----------
Cash at end of year                $ 5,706,000    $10,240,000   $ 5,935,000
                                   ===========    ===========   ===========

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Republic Bancorp Inc.:

We have audited the accompanying consolidated balance sheet of First Republic Bancorp Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bancorp Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

San Francisco, California
January 25, 1996

First Republic Bancorp
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Company receives on interest-bearing portfolio loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) mortgage banking operations involving the origination and sale of real estate secured loans; and (3) servicing fee income which results from the ongoing servicing of such loans for investors. The discussion of the Company's results of operations for the past three fiscal years which follows should be read in conjunction with the Consolidated Financial Statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report.
     In 1995, First Republic's earnings were adversely impacted by the lingering effects of the January 1994 Northridge earthquake and the significant increase in interest rates in the prior year, which resulted in higher provision for losses, lower net interest income and nonearning assets. Loan origination volume decreased to $584,388,000 in 1995 compared to $784,486,000 in 1994, primarily due to lower volume of adjustable rate home loan originations and lower refinancings of home loans. Total assets increased to $1,904,253,000 at December 31, 1995 from $1,707,319,000 at December 31, 1994, as the Company expanded its single family mortgage loans to $1,003,792,000, or 60% of the total loan portfolio. During 1995, total deposits increased $191,608,000, or 20%, in part due to the result of adding two new deposit locations.

INTEREST INCOME AND EXPENSE

Interest income on loans rose to $127,341,000 in 1995 from $100,816,000 in 1994 and $93,212,000 in 1993, primarily due to increased average loan balances outstanding for each year. The Company's adjustable rate mortgage loans earn interest at rates which depend on loan terms and market interest rates. The Company's loans earned an average rate of 8.00% for 1995 compared to 7.31% in 1994 and 8.07% in 1993. The average yield on the Company's loans was lower in 1994 for a number of reasons, including low market rates and competitive conditions during the prior year. In 1993, the Company added single family home loans with low initial introductory rates and other loans were repaid or repriced downwards, as market rates declined. In 1995, the average yield on loans gradually increased resulting from periodic interest rate changes which are generally limited in frequency and amount for mortgages. For 1995, the average balance on the Company's loans was $1,591,827,000, compared to $1,379,640,000 and $1,154,680,000 for 1994 and 1993, respectively. Loans totalled $1,682,263,000 at December 31, 1995.
     Interest income on short-term cash, investment securities and FHLB stock increased to $12,253,000 in 1995 from $8,549,000 in 1994 and $5,135,000 in 1993, as a result of increased average balances earning higher rates. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 6.80% in 1995 compared to 5.39% in 1994 and 4.24% in 1993. During 1995, the
interest rates earned on these assets increased due to asset repricings, increased earnings on FHLB stock and higher average market rates. At December 31, 1995, the book value of cash, short-term investments, investment securities and FHLB stock was $202,352,000 compared to $190,773,000 at December 31, 1994.
     Total interest expense increased to $104,913,000 in 1995 compared to $71,435,000 in 1994 and $56,917,000 in 1993. Total interest expense consists of three components of interest expense: interest expense on deposits, interest expense on FHLB advances and other borrowings, and interest expense on debentures. Interest expense on deposits, comprised of money market and passbook accounts and investment certificates, was $62,133,000 in 1995 compared to $41,024,000 in 1994 and $35,318,000 in 1993. The Company's outstanding deposits have grown to $1,140,441,000 at December 31, 1995 from $948,833,000 at December 31, 1994 and $751,671,000 at December 31, 1993. This deposit growth is attributable to increased deposit-gathering activities and the opening of additional branches. The Company's average cost of deposits increased to 5.93% for 1995 from 4.78% for 1994 and 4.94% in 1993. The general increase in market interest rates in 1994 contributed to the higher average cost of deposits for 1995. The Company's new branches have allowed additional deposits to be raised in existing markets at competitive terms, although rapidly rising interest rates and extensive competition for new deposits affected the cost of incremental deposit funds from mid 1994 into early 1995. At December 31, 1995, the weighted average rate paid by the Company on its deposits was 5.88%, compared to 5.16% at December 31, 1994.
     First Republic Thrift & Loan ("First Thrift") became the first voluntary member of the San Francisco FHLB in 1990 and began to utilize FHLB advances as a cost effective alternative source of funds for asset growth. The Company's total outstanding FHLB advances were $570,530,000 at both December 31, 1995 and 1994. Until 1994, the average cost of FHLB advances was lower than the total costs of deposits, in part because market rates of interest were declining and because such advances require no deposit insurance premiums. Also, operational overhead costs are less for FHLB advances than those associated with deposits. Throughout 1994 and the first quarter of 1995, the cost of FHLB advances increased more rapidly than the cost of the Company's deposits, due to rapidly rising short-term interest rates. The Company's advances have interest rates

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

which generally adjust semiannually and to a lesser extent annually, with repricing points spread throughout the year. Since there are no limitations on the amount that the interest rate on FHLB advances may increase, at each repricing point the cost of an FHLB advance fully reflects market rates. Advances from the FHLB must be collateralized by the pledging of mortgage loans which are assets of First Thrift and, although First Thrift may substitute other loans for such pledged loans, First Thrift is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 1995, First Thrift had an approved borrowing capacity with the FHLB of $726,000,000, approximately 40% of its total assets. The Company expects that the interest rate paid on FHLB advances will continue to fluctuate quickly with changes in market rates and will continue to emphasize retail deposits to fund a significant percentage of future asset growth.
     Interest expense on FHLB advances and other borrowings was $37,003,000 in 1995 as compared with $24,736,000 in 1994 and $16,362,000 in 1993. The average cost of these liabilities increased to 6.60% in 1995 and 4.80% in 1994 as compared to 4.02% in 1993, primarily due to higher average market interest rates. At December 31, 1995 and 1994, the weighted average rate paid on the Company's long-term FHLB advances was 6.16% and 5.96%, respectively. Interest expense on debentures includes interest payments and amortization of debt issuance costs on the Company's term capital-related subordinated and convertible subordinated instruments. The average cost of these liabilities was 9.01% in 1995, 9.01% in 1994 and 9.17% in 1993. At December 31, 1995 and 1994,
the weighted average rate paid on outstanding debentures was 8.10% at each date.
     Included in interest expense is the amortization of the cost of interest rate cap agreements which are purchased to reduce the Company's exposure to rising interest rates. At December 31, 1995, the Company owned a portfolio of interest rate cap agreements with a net cost of $3,822,000. The Company purchases interest rate cap agreements to reduce its exposure to rising interest rates, as more fully discussed under the caption "Asset and Liability Management." These costs are amortized over the lives of the agreements, resulting in expenses of $1,688,000 in 1995, $1,210,000 in 1994 and $850,000 in
1993. These costs added approximately 0.10% to the overall rate paid on liabilities in 1995, 0.08% in 1994, and 0.07% in 1993.

NET INTEREST INCOME

Net interest income constitutes the principal source of income for the Company. The Company's net interest income was $34,681,000 in 1995 and $37,930,000 in 1994, a decrease from $41,430,000 in 1993. The decrease in net interest income for 1995 and 1994 resulted primarily from rapidly increasing market rates of interest which resulted in the average cost on FHLB advances increasing more rapidly than the average yield on loans.
     The Company's net interest spread decreased to 1.60% in 1995 and 2.14% in 1994 from 2.88% in 1993. The following table presents the average yields earned and rates paid on the Company's interest-earning assets and interest-bearing liabilities for the past three years.

                                    1995       1994        1993
                                    ----       ----        ----

Cash and investments                6.80%      5.39%       4.24%
Loans                               8.00%      7.31%       8.07%
                                    -----      -----       -----
All interest-earning assets         7.87%      7.11%       7.71%
                                    -----      -----       -----
Deposits                            5.93%      4.78%       4.94%
Borrowings                          6.60%      4.80%       4.02%
Debentures                          9.01%      9.01%       9.17%
                                    -----      -----       -----
All interest-bearing liabilities    6.27%      4.97%       4.83%
                                    -----      -----       -----
Net interest spread                 1.60%      2.14%       2.88%
                                    =====      =====       =====
Net interest margin                 1.97%      2.47%       3.25%
                                    =====      =====       =====
Interest-earning assets as %

  of interest-bearing liabilities   106%       107%        108%
                                    ====       ====        ====
PROFILE OF LENDING ACTIVITIES

The Company's current strategy is to emphasize the origination of loans secured by single family residences and to limit the origination of multifamily and commercial real estate mortgage loans. At December 31, 1995, 93% of loans on the Company's balance sheet were adjustable rate or were due within one year. As a mortgage banker and a portfolio lender, some single family loans, including substantially all long-term fixed rate loans, are originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 1995, the Company has originated approximately $5.0 billion of loans, of which approximately $1.8 billion have been sold to investors. The Company's loan originations totalled $584,388,000 in 1995, $784,486,000 in 1994, and
$944,796,000 in 1993. The level of loan originations in 1993 and early 1994 reflected increased single family lending as a result of the relatively lower rates of interest available to borrowers. As interest rates increased throughout 1994, refinance activity of home loans into long-term, fixed rate mortgages declined to a low level for most of 1994 and 1995. With the lower rates and relatively flat yield curve during the last six months of 1995, single family ARM lending declined. Management expects that loan origination volume for 1996 may exceed the 1995 level, based on the current level of interest rates.

First Republic Bancorp
--------------------------------------------------------------------------------

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

                                    1995            1994
                                    ----            ----
(In $ millions)                   $        %        $      %
                           --------     ----   ------    ---
Single Family:
  San Francisco            $  291.4       50%  $434.2    56%
  Los Angeles                 105.0       18    155.8    20
  San Diego                    16.1        3      1.4    --
  Las Vegas                     0.5       --      7.7     1
                           --------    -----   ------    ---
                              413.0       71    599.1    77
                           --------    -----   ------    ---
Income Property:
  San Francisco                53.6        9     50.0     6
  Los Angeles                  10.2        2      6.0     1
  Las Vegas                    35.7        6     50.1     6
                           --------    -----   ------    ---
                               99.5       17    106.1    13
                           --------    -----   ------    ---
Construction                   69.4       12     76.8    10
Other                           2.6       --      2.5    --
                           --------    -----   ------    ---
Total                        $584.5      100%  $784.5   100%
                           --------    -----   ------    ---

     The Company has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for single family loans in excess of $1,100,000. The Company's policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios decline as the size of the loan increases. At origination, the Company generally does not exceed 75% loan-to-value ratios for multifamily loans and 70% loan-to-value ratios for commercial real estate loans. The Company's collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Company has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.
     At December 31, 1995, 60% of the Company's loans are secured by properties located in the San Francisco Bay Area, 21% in Los Angeles County, 2% in San Diego County and 10% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit, aggregated $1,003,792,000 and accounted for 60% of the Company's total loans, while multifamily loans were $350,507,000 or 21% and loans secured by commercial real estate were $286,824,000 or 17%. During 1995, the Company's continued emphasis on single family mortgage lending resulted in an increase in the dollar amount and proportion of its loans secured by single family homes. Since December 31, 1993, an amount equal to 100% of all net loan growth is represented by growth in single family home loans.
     The following table presents an analysis of the Company's loan portfolio at December 31, 1995 by property type and major geographic location.

                    San       Los
                 Francisco  Angeles Las Vegas,                  Total
(In $ millions)   Bay Area   County Nevada     Other       $          %
                 ---------  ------- ---------  -----   ------    ------

Single family       $  646    $238  $  9       $111    $1,004       60%
Multifamily            150      75   105         20       350       21%
Commercial             206      31    37         13       287       17%
Construction             4       2    22         --        28        2%
Other                    5       5    --          3        13       --%
                    ------    ----  ----       ----    ------      ----
Total               $1,011    $351  $173       $147    $1,682      100%
                    ======    ====  ====       ====    ======      ====
Percent by
  location              60%     21%   10%         9%      100%

ASSET QUALITY

The Company places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Company grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally receipt of at least six consecutive payments.
     On January 17, 1994, the Northridge earthquake struck the Los Angeles area, causing significant damage to the freeway system and real estate throughout the area. The Company's loans secured by low to moderate income multifamily properties were primarily affected by this event, either by direct property damage, loss of tenants, or economic difficulties resulting from lower rental revenues. First Republic has worked with borrowers to assist them, including applying for disaster relief funds and modifying the terms of loans. Such loan modifications generally have deferred the timing of payments, reduced the rate of interest collected or, in some cases, the Company lowered the principal balance. During 1994 and continuing throughout 1995, the Company has experienced increased loan delinquencies, REO foreclosures, and additional loan loss provisions as a result of the lingering effects of this natural disaster.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

     Also, the Company has experienced an increased level of nonaccrual and restructured loans during the past three years, due to the effects of the recessionary conditions in California on a portion of the Company's borrowers. The recession reduced the ability of some of the Company's income property borrowers to perform under the terms of their loan agreements and the value of some of the properties securing the Company's loans. The Company's policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Company's general policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market. For certain properties acquired as a result of the Northridge earthquake, the Company has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition.
     The following table presents the dollar amount of nonaccruing loans, REO, restructured performing loans, and accruing single family loans over 90 days past due, as well as the ratio to total assets at the end of the last two years.

December 31,                             1995                   1994
                                         ----                   ----
Nonaccruing loans                      $36,550,000          $32,623,000
Real estate owned                       10,198,000            8,500,000
                                       -----------          -----------
Total nonaccruing assets                46,748,000           41,123,000
Restructured performing loans           12,795,000           17,489,000
                                       -----------          -----------
Nonaccruing and restructured assets    $59,543,000          $58,612,000
                                       ===========          ===========
Accruing single family loans
  over 90 days past due                $ 3,747,000          $ 2,587,000
                                       ===========          ===========
Percent of Total Assets:
All nonaccruing assets                        2.46%                2.41%
Nonaccruing and restructured assets           3.13%                3.43%

     At December 31, 1995, nonaccruing loans included $20,431,000 of loans adversely affected by the earthquake; at such date, nonaccruing loans and REO had declined 9% from the level at June 30, 1995 as a result of REO sales, loan workouts, and writedowns. Restructured performing loans are primarily secured by properties adversely affected by the Northridge earthquake and were paying at a weighted average rate of 6.1% at December 31, 1995. The future level of nonaccruing assets depends upon the timing of the sale of existing and future REO properties and the performance of borrowers under modified loan terms.
     At December 31, 1995, the REO balance of $10,198,000 includes seven properties, five of which were acquired after September 30, 1995. Since late 1992, the Company has owned an 800 acre parcel of land in the San Francisco Bay Area and during 1995 the Company reduced the carrying value of this asset by $1,093,000, which was recorded as an additional REO expense in the income statement. Single family loans more than 90 days past due are classified as accruing as long as these assets are well secured and in the process of collection.

PROVISIONS FOR LOSSES AND RESERVE ACTIVITY

At loan origination, the Company establishes a reserve for the inherent risk of potential future losses, based upon established criteria, including type of loan and loan-to-value or cash flow-to-debt service ratios. The Company has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Company's average annualized net chargeoff experience for single family loans for the last three years was 0.02%. As of December 31, 1995, the Company has not experienced any losses on its permanent loan portfolio secured by real estate located in the Las Vegas market. Collectively, these two categories represented 68% of the Company's total loans at December 31, 1995.
     Chargeoffs and losses on loans and REO are related primarily to income property loans originated by the Company prior to mid-1992 and have increased above historical levels in 1995 and 1994 due to effects of the Los Angeles earthquake and the difficult economic conditions in the Company's California markets in recent years, particularly in the Los Angeles area. Net chargeoffs to the reserve for losses, were $11,052,000 in 1995, $8,056,000 in 1994, and
$5,059,000 in 1993. During 1995 and 1994, chargeoffs of $7,590,000 and
$6,133,000, or 64% and 75%, respectively, of total chargeoffs for each year, related to loans adversely affected by the Northridge earthquake. During 1995, net chargeoffs were $11,000 for single family, $8,549,000 for multifamily, $2,133,000 for commercial real estate and $353,000 for construction loans.
     The Company's reserve for possible losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Company's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are essentially judgmental and may not be reduced to a mathematical formula.

First Republic Bancorp
------------------------------------------------------------------------------

     As a percentage of the Company's recorded investment in nonaccruing loans after previous writedowns, the reserve for possible losses was 49% at December 31, 1995 and 44% at December 31, 1994. Management's continuing evaluation of the loan portfolio, including the level of single family home loans, and assessment of economic conditions will dictate future reserve levels. The adequacy of the Company's total reserves is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its total reserves. In addition, the Company follows procedures for reviewing and grading all of the larger income property loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Company will determine appropriate levels of total reserves in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will provide additional reserves when the results of its problem loan assessment methodology or overall reserve adequacy test indicate additional reserves are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.
     Although substantially all nonaccrual loans and loans that were adversely affected by the earthquake have been reduced to their currently estimated collateral fair value (net of selling costs) at December 31, 1995, there can be no assurance that additional reserves or chargeoffs will not be required in the event that the properties securing the Company's existing problem loans fail to maintain their values or that new problem loans arise.

ASSET AND LIABILITY MANAGEMENT

Management seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Company emphasizes the origination of adjustable rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with short- and intermediate-term investment certificates and adjustable rate borrowings. At the end of 1993, the Company maintained a positive 21% one year cumulative gap in anticipation of the possibility of rising interest rates, which occurred in 1994. The Company continued to seek opportunities to extend the repricing terms of deposit liabilities during 1994, even though the yield curve was very steep, and short-term interest rates were well below rates for 18 months or longer. In 1995, the yield curve flattened and market rates of interest declined. At December 31, 1995, approximately 94% of the Company's interest-earning assets and 88% of interest-bearing liabilities will reprice within the next year and the Company's one-year cumulative GAP was reduced to positive 11.2%. Despite the Company's positive repricing position during 1995, the Company's net interest margin decreased in the first and second quarters of 1995, but has increased gradually in the third and fourth quarters of 1995. Important factors include the cost of the Company's FHLB advances, mortgage loan repricings being subject to interim limitations upon repricing, most restructured loans paying subsidized rates, the Company's strategy to increase its home loans which carry lower margins, and until recently, marginal liability costs presently exceeding the yield which can be earned initially on new home loans. If interest rates remain near the current level and actual loan repayment rates are similar to projected repayment rates, the Company's most recent interest rate risk model indicates that further improvement in the Company's net interest margin is expected for the first quarter of 1996.
     Since 1986, the Company has entered into interest rate cap transactions primarily as a protection against interest rates rising above the maximum rates which can be earned on its adjustable rate loans. Under the terms of these transactions, which have been entered into with nine unrelated commercial or investment banking institutions, the Company generally will be reimbursed quarterly for increases in three-month LIBOR for any quarter during the terms of the applicable transaction in which such rate, known as the strike rate, exceeds a rate ranging from 9% to 12.5%. The Company monitors the maximum rates, or life caps, on its loans as the loan portfolio changes due to loan originations and repayments. Generally, interest rate cap agreements are purchased with original terms of 3 years to 7 years and have strike rates which are 1% to 2% below the level of life caps on loans being originated at the time. The amount and terms of interest rate caps purchased depends on the Company's assessment of future interest rates, economic conditions and trends, and the general position in the interest rate cycle, as well as the current and expected composition of the loan portfolio.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

     At December 31, 1995, the Company held an aggregate notional principal amount of approximately $1.2 billion as compared to $1.3 billion at December 31, 1994. During 1995, the Company purchased $50 million of 3 year interest rate caps with a 9% strike rate. During 1994, the company purchased $345 million of interest rate caps which had strike rates of 9% or 9.5% (weighted average of 9.1%) and original terms of 3 to 5 years and $200 million of shorter term interest rate caps with lower strike rates.
     The Company has entered into interest rate swap agreements in the notional principal amount of $25 million related to specific long-term FHLB advances which bear a fixed rate of interest. The Company receives a fixed rate of interest under the swap agreements and pays a variable rate of interest to its swap counterparties, with the net differential paid on a periodic basis. During 1995, the Company did not enter into any new interest rate swap agreements and $40.0 million of such agreements matured. The Company collected $1,027,000 for 1995, $2,376,000 for 1994, and $2,709,000 for 1993 from its swap counterparties which was recorded as a reduction of interest expense on borrowings. The weighted average rates paid for FHLB advances include the effect of interest rate swaps.
     The Company's asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented on pages 33 and 34 of this annual report. Because interest rates generally rose throughout 1994 and declined throughout 1995, current market rates at the end of each year varied significantly from those in effect at the time the Company took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. Therefore, the Company's assets and liabilities have an estimated "fair value" at December 31, 1995 and 1994, which differs from their carrying amount. At December 31, 1995, the Company's adjustable rate loans and investments, in general, have a fair value above their carrying amount due to the decrease in market rates of interest during 1995. As the interest rates on these adjustable assets reprice, the Company expects that the fair values of its assets may decrease, relative to their carrying values. Other factors affecting the Company's estimates of fair value include the conditions in the secondary market for single family mortgages, and the credit risk and liquidity risk assumptions used in these calculations.

Summary information regarding the Company's asset and liability repricing at December 31, 1995 is as follows:

                                          0-6          7-12          1-5        Over          Not Rate
(In $ millions)                        Months        Months        Years     5 Years         Sensitive              Total
                                       ------        ------        -----     -------         ---------              -----
Cash and investments                  $ 183.7       $ 18.7        $   --     $    --         $    --                 $ 202.4
Loans                                 1,484.8         81.9           55.9       59.7              --                 1,682.3
Other assets                              --            --             --         --            19.6                    19.6
                                      -------       -------       --------   -------        --------               ---------
Total Assets                          1,668.5        100.6           55.9       59.7            19.6                 1,904.3
                                      -------       -------       --------   -------        --------               ---------
Deposits                                643.3        394.7          102.2         .2              --                 1,140.4
FHLB advances and borrowings            482.5         10.0           30.5       47.5              --                   570.5
Debentures                                 --           --            1.6       62.5              --                    64.1
Other                                      --           --             --         --            21.0                    21.0
Equity                                     --           --             --         --           108.3                   108.3
                                      -------       -------       --------   -------        --------               ---------
Total liabilities and equity          1,125.8        404.7          134.3      110.2           129.3                $1,904.3
Effect of interest rate swaps --                                                                                   =========
pay variable rates                       25.0           --             --      (25.0)             --
                                      -------       -------       --------   -------        --------
Repricing gap-positive (negative)     $ 517.7      $(304.1)        $(78.4)    $(25.5)        $(109.7)
                                      =======       =======       ========   =======        ========
Cumulative Repricing Gap:
Dollar amount                         $ 517.7      $ 213.6         $135.2     $109.7              --
Percent of total assets                  27.2%        11.2%           7.1%       5.8%             --


First Republic Bancorp
--------------------------------------------------------------------------------

NON-INTEREST INCOME

For 1995, service fee revenue, net of amortization costs on the Company's premium on sale of loans and purchased mortgage servicing rights, was $2,675,000 compared to $2,330,000 for 1994 and $1,233,000 for 1993. During the first six months of 1994 and all of 1993, the Company experienced a high level of repayments on loans in its servicing portfolio and maintained at a high level its amortization of purchased servicing rights, until such assets were fully written off, and its premium on sale of loans. In the last six months of 1995, the Company experienced an increased level of prepayment activity, particularly with respect to treasury indexed ARM loans.
     Total loans serviced were $804,856,000 at December 31, 1995, with an average portfolio of $823,965,000 for 1995, $849,652,000 for 1994, and
$789,071,000 for 1993. The percentage of service fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Company receives service fees generally ranging from 0.25% to 0.75% and averaged 0.37% for 1995, 0.36% for 1994 and 0.38% for 1993.
     Loan and related fee income was $1,289,000 in 1995, $1,915,000 in 1994 and $1,937,000 in 1993. This category includes documentation and processing fees which vary with loan volume, late charge income which increases as the average loan and servicing portfolios grow, and prepayment penalty income which varies with loan activity.
     The Company sells whole loans and loan participations in the secondary market under several specific programs. Loan sales were $99,232,000 in 1995, $216,951,000 in 1994, and $425,475,000 in 1993. From mid-1994 and throughout
1995, the level of loan sales has been modest. In 1994, approximately 88% of the Company's loan sales occurred in the first six months of the year. The level of loans sold in the first six months of 1994 and 1993 was a result of higher single family lending volume, lower interest rates which created more customer demand for fixed rate loans, and the demand for loans in the secondary market. The focus of the Company's mortgage banking activities is to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loans sold under these relationships vary with market conditions and represented 100% of the total sold in 1995, 39% in 1994 and 80% in 1993.
     The Company has also identified secondary market sources which desire adjustable rate loans of the type the Company originates primarily for its portfolio. The Company sold $131,408,000 and $85,822,000 of adjustable rate loans to these investors in 1994 and 1993, respectively, in part to limit the amount of the Company's annual mortgage loan growth. During 1994, one pool of adjustable rate mortgage loans was sold from the Company's loan portfolio to reduce interest rate risk because such loans were unlikely to respond satisfactorily to an expected increase in interest rates, due to historically low introductory interest rates and annual interest rate adjustments; a total of $67,300,000 of loans were sold, resulting in a loss of $471,000.
     The amount of loans which are sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets and the level of gains or losses on sale of loans fluctuates with the amount of loans sold and market conditions. The Company computes a gain or loss at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer. The sale of loans resulted in net losses of $67,000 in 1995, compared to net gains of $430,000 in 1994 and $2,250,000 in 1993. Loan sales volume was lower in 1995 and 1994 as compared to 1993 and the average price for fixed rate loans sold decreased from 1993 to a lower level for 1994. The net loss on the Company's 1995 loan sales included $13,000 of capitalized premium. The Company did not anticipate that the level of gains on loan sales that were recorded in 1993 and the first half of 1994 would be maintained in 1995.
     Over the past three years, the Company has expanded its investment portfolio of primarily adjustable rate debt securities. There were no sales of debt securities in 1995, 1994 or 1993. Purchases over the past three years related primarily to U.S. Government guaranteed investments which adjust with the prime rate, agency adjustable rate mortgage backed securities, or other mortgage backed securities rated "A" or better. As of December 31, 1995, 92% of the Company's investments were U.S. Government, agency or other mortgage backed securities and 100% were adjustable, repricing annually or more frequently.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

     During 1994, First Thrift purchased investments in four adjustable rate, perpetual preferred stocks with an aggregate cost of $13,760,000. Under SFAS No. 115, these investments are equity securities and are classified as available for sale, with unrealized gains and losses recorded as an adjustment to the Company's stockholders' equity. The market value of these preferred stocks declined by $2,010,000 from the date of acquisition until December 31, 1994, and the Company recorded an unrealized loss of this amount as a reduction in stockholders' equity. During 1995, $272,000 of these preferred stock were sold generating a realized loss of $11,000 and price increases resulted in the unrealized loss being reduced to $1,671,000 at December 31, 1995. Because these investments receive capital gain and loss treatment under tax rules, the unrealized loss has not been reduced by the effect of any potential tax benefits.

NON-INTEREST EXPENSE

Non-interest expense consists of salary, occupancy and other expenses related to developing and maintaining the operations of the Company. These expenses were $22,359,000 in 1995, $21,105,000 in 1994 and $20,647,000 in 1993. The Company
has capitalized general and administrative costs related to loan originations totalling $3,920,000 in 1995, $5,654,000 in 1994, and $6,788,000 in 1993; the
amount of capitalized costs varies directly with the volume of loan originations and the cost incurred to make new loans. On the Company's balance sheet, unearned loan fees, net of costs, were $4,380,000 at December 31, 1995, $6,816,000 at December 31, 1994 and $9,406,000 at December 31, 1993. During 1995
and 1994, the Company originated more single family "no points" loans, resulting in a decrease in unearned fees net of costs at December 31, 1995 and 1994.
     Salaries and related benefits is the largest component of non-interest expense and includes the cost of benefit plans, health insurance and payroll taxes, which have increased in each of the past three years. As a result of lower loan origination volume in 1995 as compared to 1994 and in 1994 as compared to 1993, both salary expense and capitalized costs related to loan origination activity declined. Before capitalized costs, 1995 salary expense decreased 11% versus 1994, compared to a 1994 salary expense increase of 5% over 1993. In 1995, there was a 12% increase in total assets without a significant change in average employees. In 1994, there was a 20% increase in total assets and a 12% increase in average employees.
     Occupancy costs were $2,749,000 in 1995 and $2,501,000 in 1994, compared to $1,872,000 in 1993. The increase for 1995 and 1994 is related to having five additional deposit branches in San Francisco and Las Vegas, as well as expanded facilities in San Francisco and Beverly Hills since mid-1993.
     Advertising expense was $1,500,000 in 1995 compared to $1,863,000 in 1994 and $1,340,000 in 1993. Newspaper ads are placed primarily to support retail deposit gathering and, in 1994 and 1993, there were increased promotional and advertising costs associated with the Company's new loan originations. Deposit-related advertising expense as a percentage of average deposits was 0.07% in 1995, 0.12% in 1994 and 0.08% in 1993. The future amount of these expenses may increase as the Company emphasizes deposits as a funding source and opens new deposit branches primarily in its existing market areas.
     Professional fees relate primarily to legal and accounting advice required to complete transactions, resolve delinquent loans and operate in a regulatory environment. Such fees were $613,000 for 1995, $542,000 for 1994 and $542,000 for 1993.
     The results of operating REO properties after foreclosure, as well as changes in the value and the gain or loss upon sale of REO properties held for more than 90 days, are charged directly to the income statement. In 1994, losses on certain loans adversely affected by the Northridge earthquake and subsequently becoming REO were charged to that portion of the Company's reserves established for this specific natural disaster. As a result of the Company's resolution of problem assets, costs and losses related to REO, which is presented as a separate line item in the income statement, were $3,163,000 in 1995, $1,202,000 in 1994, and $3,477,000 in 1993. This expense category included gains or recoveries on the sale of non-earthquake affected REO of $161,000 in 1994, compared to net writedowns or losses of $785,000 in 1995 and $1,993,000 in 1993; expenses for taxes, insurance, maintenance and other operating expenses, net of income, of $1,593,000 in 1995, $957,000 in 1994 and $1,255,000 in 1993;
and collection costs of $785,000 in 1995, $406,000 in 1994 and $229,000 in 1993.
The future level of these expenses depends primarily upon the amount of the Company's nonearning loans that become REO.
     The cost of FDIC insurance varies with the level of deposits as well as the rates assessed and was $1,264,000 in 1995, com-

First Repulbic Bancorp
------------------------------------------------------------------------------

-ared to $1,809,000 in 1994 and $1,816,000 in 1993. In 1995 the Company had
higher average deposits; however the insurance premium rate charged to members of the Bank Insurance Fund ("BIF") was significantly reduced in mid-1995 and will be lower for all of 1996 under current regulations.
     Other general and administrative expenses were $5,528,000 in 1995 and $6,013,000 in 1994 compared to $6,207,000 in 1993. These costs include defeasance costs recorded on the early redemption of the Company's senior subordinated debentures of $1,132,000 in 1993. Other expenses in this category were liability insurance costs and expenses resulting from the origination of single family loans on which processing fees or points were not collected. Also included in this category is data processing, communications, travel and other operating costs which vary in proportion with the number of locations, transaction volume and inflation.
     A financial institution's operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring non-interest income. For 1995, the Company's operating efficiency ratio was 50%, compared to 47% for 1994 and 38% for 1993, with the increase in this ratio resulting primarily from the lower level of net interest income in 1995 and 1994. As a measure of its ability to control costs, the Company computes recurring non-interest expense as a percentage of average total assets. This ratio declined to 1.07% in 1995 from 1.28% in 1994 and 1.33% in 1993. The Company believes that it operates at a relatively high level of efficiency by most measures used for financial institutions.

PROVISION FOR INCOME TAXES

The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 1995 provision for income taxes of $686,000 represents an effective tax rate of 37.0%, compared to $4,935,000 or 40.3% for 1994, and $8,960,000 or 41.9% for 1993. The provision for income taxes in 1995 and 1994 decreased primarily as a result of the decrease in the Company's income before taxes, as well as the availability of certain California tax credits and income earned in Nevada which does not assess state taxes.

LIQUIDITY

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Company either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Company maintains a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency and mortgage-backed instruments, from which funds could be promptly generated. At December 31, 1995, the investment securities portfolio of $140,913,000 and cash plus short-term investments of $31,118,000 amounted to over 9% of total assets. Additionally, the Company had available unused FHLB advances of approximately $155,000,000. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.
     The Company's loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Company's deposits generally mature over shorter periods than its assets, requiring the Company to renew deposits or raise new liabilities at current interest rates.
     The Company's asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings. At December 31, 1995, 89% of the Company's interest-earning assets possess the ability to reprice within six months. As part

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

of a long-term strategy, having assets on which the interest rate adjusts frequently allows the Company more flexibility in setting rates required to obtain deposits and other liabilities.
     As shown in the Company's Consolidated Statement of Cash Flows, the source of funds to finance the $584,388,000 of loans originated in 1995 was diversified and included loan principal repayments of $275,288,000, the sale of $99,232,000 of loans and a net increase in deposits of $191,608,000. In 1994 and 1993, the Company's loan origination activities and asset growth were financed by a similar combination of loan principal repayments, loan sales and deposit increases, as well as increases in FHLB advances. In each of the past three years, First Republic has generated funds from the sale of debentures or common stock. First Republic used funds of $3,964,000 to repurchase 326,647 shares of common stock on the open market in 1994 and $1,448,000 to repurchase 133,603 shares in 1995.

CAPITAL RESOURCES

At December 31, 1995, the Company's capital, consisting of stockholders' equity, long-term debentures and reserves, was $190,381,000, or 10% of total assets. At the present time, First Republic is not a bank holding company and is not subject to the Federal Reserve Board's bank holding company regulations. However, if such regulations applied, the Company's minimum required 1995 total risk-based capital ratio would be 8.0%, as compared to the Company's actual ratio of 15.0% at December 31, 1995, as calculated by management.
     First Republic has used the proceeds of the issuance of common stock and debentures to, in part, provide capital to its thrift and loan subsidiaries, First Thrift and First Republic Savings Bank. First Republic is a legal entity separate and distinct from its subsidiaries and is dependent upon its own operations and dividends from its subsidiaries as the source of cash to service and ultimately repay its outstanding debt. At December 31, 1995, First Republic has invested $10,000,000 in First Thrift as interest-bearing capital notes, with interest and principal payments which generally correspond to the payment terms of First Republic's subordinated debentures. At December 31, 1995, First Republic had $29,553,000 of long-term subordinated debentures outstanding with maturities ranging from 2003 to 2009 and $34,500,000 of convertible subordinated debentures maturing in 2002. First Republic has issued its subordinated debentures in amounts, and with scheduled maturity dates and early redemption provisions, that First Republic believes will allow it to repay all of its subordinated debentures in accordance with their respective terms. At December 31, 1995, First Republic had stockholders' equity of $108,260,000 and its investment was $136,906,000 in First Thrift and $8,340,000 in First Republic Savings Bank.
     First Republic received dividends of $800,000 for 1995, $2,500,000 for 1994 and $1,963,000 for 1993 from First Thrift. These dividends represented approximately 25% in 1995, 26% in 1994 and 12% in 1993 of the earnings of First Thrift for such periods. Additionally, First Republic received interest payments from First Thrift of $1,054,000 in 1995, $1,540,000 in 1994 and $1,554,000 in
1993; during 1994, $5,000,000 of capital notes were repaid by First Thrift. For 1995, First Republic Savings Bank declared dividends of $258,000 to First Republic, which represented 17% of that Company's earnings. The ability of First Republic to receive future dividends depends upon the operating results of and government regulations applicable to its subsidiaries. First Republic's ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures, is dependent upon cash flow from its own operations, the receipt of interest payments on capital notes issued to First Thrift and the continued receipt of dividends from First Thrift and First Republic Savings Bank.

First Republic Bancorp
--------------------------------------------------------------------------------

DIRECTORS AND CORPORATE OFFICERS

                       [PHOTO OF DIRECTORS APPEARS HERE]

         The Directors of First Republic Bancorp are pictured at the Pacific Stock Exchange in San Francisco. Front row, from left to right: James H. Herbert, II, Roger O. Walther, and Katherine August-deWilde. Background left to right: John F. Mangan, Frank J. Fahrenkopf, Jr., Kenneth W. Dougherty, Barrant V. Merrill, L. Martin Gibbs, James F. Joy, Richard M. Cox-Johnson.

Roger O. Walther,

60, Chairman of the Board of Directors. Mr. Walther is Chairman and Chief Executive Officer of ELS Educational Services, Inc., America's largest teacher of English as a second language. He is a director of Charles Schwab & Co., Inc. He was formerly Chairman of San Francisco Bancorp. B.S., 1958, United States Coast Guard Academy; M.B.A., 1961, Wharton School, University of Pennsylvania; and member of the Graduate Executive Board of the Wharton School.

James H. Herbert, II,

51, President, Chief Executive Officer and Director. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp. He is a director of the California Association of Thrift & Loan Companies and is on the California Commissioner of Corporations' Industrial Loan Advisory Committee. B.S., 1966, Babson College; M.B.A., 1969, New York University; and member of the Babson Corporation.

                                                          First Republic Bancorp
--------------------------------------------------------------------------------

KATHERINE AUGUST-DEWILDE,

48, Executive Vice President and Director. Previously, Ms. August-deWilde was Senior V.P. and Chief Financial Officer at PMI Mortgage Insurance Co., a subsidiary of Sears/Allstate. A.B., 1969, Goucher College; M.B.A., 1975, Stanford University.

WILLIS H. NEWTON, JR.,

46, Senior V.P. and Chief Financial Officer. Formerly, Mr. Newton was V.P. and Controller of Homestead Financial. B.A., 1971, Dartmouth College; M.B.A., 1976, Stanford University. Certified Public Accountant.

LINDA G. MOULDS,

45, Vice President, Secretary and Controller. Previously, Ms. Moulds was Secretary and Controller of San Francisco Bancorp and a director of First United. B.S., 1971, Temple University.

EDWARD J. DOBRANSKI,

45, Vice President, General Counsel. Previously Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. B.A., 1972 Coe College Iowa; J.D., 1975, Creighton University Nebraska.

DAVID B. LICHTMAN,

32, Vice President, Chief Credit Officer. Since 1986, Mr. Lichtman has held positions in all phases of First Republic's lending operations. B.A., 1985, Vassar College; M.B.A., 1990, University of California, Berkeley.

KRISTA A. JACOBSEN,

33, Vice President and Chief Investment Officer. Ms. Jacobsen joined First Republic in July 1995. Previously, she was V.P. and Portfolio Manager at Transamerica Investment Services. B.A. and M.A., 1985, University of California, Los Angeles.

RICHARD M. COX-JOHNSON,

61, Director. Mr. Cox-Johnson is a director of Premier Consolidated Oilfields PLC. Graduate of Oxford University, 1955.

KENNETH W. DOUGHERTY,

69, Director. Mr. Dougherty is an investor and was previously President of Gill & Duffus International Inc. and Farr Man & Co. Inc., which are international commodity trading companies. B.A., 1948, University of Pennsylvania.

FRANK J. FAHRENKOPF, JR.,

56, Director. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. Previously, he was a partner in the Washington, D.C. law firm of Hogan & Hartson. From 1983 to 1989, Mr. Fahrenkopf was Chairman of the Republican National Committee. B.A., 1962, University of Nevada, Reno; L.L.B., 1965, University of California, Berkeley.

L. MARTIN GIBBS,

58, Director. Mr. Gibbs is a partner with the New York law firm of Rogers & Wells, counsel to the Company. B.A., 1959, Brown University; J.D., 1962, Columbia University.

JAMES F. JOY,

58, Director. Mr. Joy is Director-European Business Development for CVC Capital Partners Europe Limited and a non-executive director of Sylvania Lighting International. B.S., 1959 and B.S.E.E., 1960, Trinity College; M.B.A., 1964, New York University.

JOHN F. MANGAN,

59, Director. Mr. Mangan is an investor and was previously President of Prudential Bache Capital Partners, Inc., and a Managing Director of Prudential Bache Securities, Inc. He has been a director of Noel Group Inc., New York, N.Y., and the Hulton Deutsch Collection Ltd., London. B.A., 1959, University of Pennsylvania.

BARRANT V. MERRILL,

65, Director. Mr. Merrill is the Managing Partner of Sun Valley Partners. Previously, he was General Partner of Dakota Partners and Chairman of Pershing & Co., Inc., a division of Donaldson, Lufkin & Jenrette. B.A., 1953, Cornell University.

First Republic Bancorp

QUARTERLY AND ADDITIONAL INFORMATION

                                                                                                    Fully            Common Stock
                          Total             Net       Provision         Pretax             Net     Diluted            Price Range
                       Interest        Interest             For         Income          Income    Earnings      -----------------
                         Income          Income          Losses         (Loss)          (Loss)   Per Share         High       Low
                    -----------     -----------     -----------     -----------    -----------   ---------      -------     ------
1995     1Q         $31,956,000     $ 8,216,000     $ 1,465,000     $ 2,335,000    $ 1,384,000    $    .18      $ 11.38     $ 9.88
         2Q          34,260,000       7,650,000       8,750,000      (5,359,000)    (3,140,000)       (.41)       13.50      11.13
         3Q          36,090,000       8,881,000       2,500,000       2,205,000      1,321,000         .17        14.13      12.38
         4Q          37,288,000       9,934,000       2,050,000       2,675,000      1,605,000         .20        13.25      11.00

1994     1Q         $24,933,000     $10,050,000     $ 5,005,000     $ 1,141,000    $   660,000    $    .08      $ 16.38     $13.59
         2Q          26,168,000       9,650,000         675,000       4,397,000      2,529,000         .28        15.75      12.88
         3Q          28,124,000       9,270,000       1,502,000       4,298,000      2,552,000         .28        15.50      13.00
         4Q          30,140,000       8,960,000       2,538,000       2,402,000      1,562,000         .19        13.38      10.00

First Republic Bancorp Inc. Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol FRC. At December 31, 1995, there were approximately 200 stockholders of record, although the Company believes that its shares are held beneficially by over 2,000 stockholders. First Republic Bancorp Inc. is a financial services company operating principally in California and Nevada as a holding company for two FDIC-insured, state chartered industrial bank subsidiaries. The Company functions as a direct lender as well as a mortgage banking company, originating, holding or selling and servicing mortgage loans. The Company retains responsibility for servicing loans which it has sold in the secondary market, thereby earning ongoing servicing fee revenues.

The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and, to a lesser extent, by existing multifamily and commercial properties. From its inception in 1985 through December 31,1995, the Company has originated $5.0 billion of loans, $1.8 billion of which have been sold in the secondary market to institutional investors. At December 31, 1995, the Company's loan portfolio of $1.7 billion consisted primarily of real estate secured loans, 93% of which were adjustable rate mortgages or mature within one year. The Company obtains funds primarily from FDIC-insured deposit accounts and FHLB advances, as well as the issuance of subordinated and convertible subordinated debentures, and equity financings.

                                             TREND IN GENERAL
                    AVERAGE ASSETS           AND ADMINSTRATIVE
                     PER EMPLOYEE                EXPENSES
                 (dollars in millions)      (% of average assets)
                      1991 -  8.3                1991 - 1.44
                      1992 -  9.6                1992 - 1.30
                      1993 -  9.8                1993 - 1.33
                      1994 - 10.5                1994 - 1.28
                      1995 - 12.3                1995 - 1.07

                 OFFICERS, DIRECTORS AND CORPORATE INFORMATION

OFFICERS
Roger O. Walther
Chairman, Board of Directors

James H. Herbert, II
President and Chief Executive Officer
Director

Katherine August-deWilde
Executive Vice President,
Director

Willis H. Newton, Jr.
Senior Vice President and
Chief Financial Officer

Linda G. Moulds
Vice President,
Secretary and Controller

Edward J. Dobranski
Vice President,
General Counsel

David B. Lichtman
Vice President,
Chief Credit Officer

Krista A. Jacobsen
Vice President,
Chief Investment Officer
Directors

R.M. Cox Johnson
Director
Director, Premier
Consolidated Oilfields PLC

Kenneth W. Dougherty
Director
Consultant

Frank J. Fahrenkopf, Jr.
Director
President, American Gaming Association

L. Martin Gibbs
Director
Partner, Rogers & Wells

James F. Joy
Director,
European Business Development for CVC Capital Partners Europe Limited

John F. Mangan
Director
Investments

Barrant V. Merrill
Director
Investments

STOCK EXCHANGES

Common Stock listed on the
New York and Pacific Stock
Exchanges - Symbol FRC

GENERAL COUNSEL

Rogers & Wells

AUDITORS

KPMG Peat Marwick LLP

REGISTRARS/
TRANSFER AGENT:

Common Stock'
First Interstate
Bank Of California

Subordinated and
Convertible Debentures'
U.S. Trust Company
of California or National
City Bank

ANNUAL MEETING

The Company's Annual
Stockholders' Meeting will be held on Thursday, May 30, 1996 at 10:00 am at The Bankers Club, 555 California Street,
San Francisco, CA 94104.

CORPORATE OFFICE

First Republic Bancorp Inc.
388 Market Street
San Francisco, California 94111
(415) 392-1400
(800) 392-1400

BRANCH LOCATIONS

First Republic Thrift & Loan

101 Pine Street
San Francisco, California 94111
(415) 392-1400
(800) 392-1400

1088 Stockton Street
San Francisco, California 94108
(415) 834-0888

5628 Geary Boulevard
San Francisco, California 94121
(415) 751-3888

1809 Irving at 19th Avenue
San Francisco, California 94122
(415) 664-0888

1099 Fourth Street
San Rafael, California 94901
(415) 485-3888

3928 Wilshire Boulevard
Los Angeles, California 90010
(213) 384-0777
(800) 777-9507

9593 Wilshire Boulevard
Beverly Hills, California 90212
(310) 288-0777
(800) 311-0777

116 East Grand Avenue
Escondido, California 92025
(619) 740-7000

1110 Camino Del Mar
Del Mar, California 92014
(619) 755-5600
(800) 221-9333

8347 La Mesa Boulevard
La Mesa, California 91941
(619) 462-6700

First Republic Savings Bank

2510 South Maryland Parkway
Las Vegas, Nevada 89109
(702) 792-2200

                        [LOGO OF FIRST REPUBLIC BANCORP, INC.]


                        First Republic Bancorp
                        388 Market Street
                        San Francisco, California 94111
                        (415) 392-1400