Form 10-K405, Exhibit 13
period 1996-12-31
FIRST REPUBLIC BANCORP INC
filed 1997-03-20
CIK 770975

                                                                    EXHIBIT 13.1


                                    [LOGO]

                            FIRST REPUBLIC BANCORP

                              1996 ANNUAL REPORT

                      [PICTURE OF UNITED STATES EAGLE ON
                        REVERSE SIDE OF ONE DOLLAR COIN
                                 APPEARS HERE]

                       It's a privilege to serve you[SM]

Financial Highlights

(in thousands, except per share amounts)



At Year End                          1996         1995        1994        1993         1992

Total Assets                   $2,156,599   $1,904,253  $1,707,319  $1,417,193   $1,232,517
Cash and Investments              218,519      202,352     190,773     146,513      158,306
Loans, Net                      1,902,813    1,659,815   1,477,492   1,233,995    1,042,478
Customer Deposits               1,353,148    1,140,441     948,833     751,671      698,772
FHLB Advances                     591,530      570,530     570,530     468,530      373,530
Subordinated Debentures            60,166       64,053      64,177      60,957       55,050
Stockholders' Equity              126,410      108,260     107,286     104,946       92,125
Loans Serviced                    799,500      804,856     843,144     814,453      781,564
Tangible Book Value
 Per Share                         $16.46       $14.76      $14.40      $13.58       $11.94

For the Year                         1996         1995        1994        1993         1992

Total Interest Income          $  159,746   $  139,594  $  109,365  $   98,347   $   95,563
Net Interest Income                46,712       34,681      37,930      41,430       36,587
Net Income                     $   12,507   $    1,170  $    7,303  $   12,439   $   11,762
Average Fully-Diluted
Shares Outstanding                 10,246       10,126      10,500      10,568        7,832
Fully-Diluted Earnings
 Per Share                          $1.37        $0.15       $0.85       $1.33        $1.51


[BAR GRAPH OF TOTAL ASSETS APPEARS HERE]

(dollars in millions)
92       1,233
93       1,417
94       1,707
95       1,904
96       2,157

[BAR GRAPH OF TOTAL CAPITAL APPEARS HERE]

(dollars in millions)
92       160
93       179
94       186
95       190
96       204

[BAR GRAPH OF NET INCOME APPEARS HERE]

(dollars in millions)
92       11.8
93       12.4
94        7.3
95        1.2
96       12.5

                              To Our Stockholders
                              and Customers


1996 was a year of growth and change for First Republic. During the year, we reported record earnings, enhanced our asset quality and strengthened our capital base. We achieved solid loan growth, as our California markets rebounded from recession, and we significantly expanded and broadened our deposit franchise.

Perhaps most importantly, we began an evolution in 1996 that we expect will result in our becoming a full-service commercial bank during 1997. This major change will help us meet our objective of building stockholder value as we continue to expand our products further while delivering our brand of outstanding, relationship-based service to our well-established high-end client base.

                 [LOGOS OF FDIC, NEW YORK STOCK EXCHANGE AND
                      FEDERAL HOME LOAN BANK APPEAR HERE]

Operating Markets

[MAP OF CALIFORNIA AND NEVADA APPEARS HERE, SHOWING LOCATION OF COMPANY OFFICES]


Evolution From Thrift to Bank    We are currently embarked on an important
transition that will eliminate our holding company and result in fully-chartered bank status, changes that will improve efficiency, lower our cost of funds and better position us to serve the substantial customer base that we have built over the past decade. Before we discuss this evolution, however, we would like to review First Republic's performance in 1996.

Strong Financial Performance    By most measures, 1996 was a good year for First
Republic. The operating environment improved considerably in our three California metropolitan markets--San Francisco/Silicon Valley, Los Angeles/Beverly Hills and San Diego--and continued to be extremely strong in our Las Vegas market. The favorable operating climate in our markets, combined with our strategy of conservative fiscal management and careful growth, produced the following strong results:

 .  Total assets exceeded $2.1 billion, up 13% for the year.

 . Net income of $12.5 million, or $1.37 earnings per fully-diluted share, was a new record for the Company and more than ten times last year's net income, as we returned to our prior profitability level.

 . Asset quality improved significantly, with non-earning assets declining at year end to only 1.3% of total assets.

 .  Loan originations increased 45% to $848 million in 1996.

 . Deposits grew 19% in 1996 to $1.35 billion, reflecting our expanding deposit franchise, which now includes thirteen branch offices in four major metropolitan markets.

 . And, total capital passed $204 million, a strong 14.8% of risk-adjusted assets and well above regulatory requirements.

[PHOTOGRAPH OF CHAIRMAN AND PRESIDENT APPEARS HERE]

Roger O. Walther, Chairman (left) and James H. Herbert, II, President and Chief Executive Officer


                   "It's a privilege to serve our customers.
                        We are pleased that service and
                satisfaction levels are extraordinarily high."



Building for the Future    One of our more important accomplishments in 1996 was
the merging of our two thrift and loans into one Nevada banking subsidiary, First Republic Savings Bank--a major step in our transition to a commercial bank. In 1997, we hope to complete the conversion of our operating charter to a full-service bank and the concurrent merger of our holding company into the resultant bank, subject to regulatory and stockholder approval.

We expect to emerge in mid-1997 as a publicly traded bank--a single operating entity with a strong management team and a consolidated Board of Directors. As a commercial bank, we will be able to offer a broader range of products and services to our growing client base, which we believe will enhance client satisfaction, improve profitability and increase stockholder value.

[BAR GRAPH APPEARS HERE]

Total Deposits
(dollars in millions)

  92         699
  93         752
  94         949
  95       1,140
  96       1,353


17.4% per annum growth rate for the past five years.

"Our greatest opportunity is to expand the range of services to our well-established, highly loyal and upscale client base."

Meeting Customer Needs    We have already begun to expand our deposit and loan
products. We have introduced Reward checking for our individual customers, which provides unlimited check writing, pays interest and allows for worldwide ATM access. We will extend our checking services to businesses and partnerships later this year. These are valuable services for our customers and will help reduce our cost of funds. We've also introduced additional loan products to meet the diverse financing needs of our customers, including home construction loans, securities-collateralized loans, and unsecured loans for the bank's most qualified clients.

Our strategy is to add new products and services that are most demanded by our customers, are service oriented, and are consistent with our criteria for profitability. We intend, for instance, to introduce home banking products that will provide our customers increased access to their First Republic accounts by telephone and personal computer. Our goal is to expand the service-oriented relationships that exist between the bank and our customers.

1997: A Watershed Year    We expect 1997 to be both a pivotal and profitable
year for First Republic. During the year, we will continue to introduce new products and open new branches to better position our Company to meet more of our customers' banking needs. First Republic already ranks 29th out of a total of over 450 California and Nevada financial institutions in terms of assets. We expect to enhance this strong market position even further in 1997.

As we continue to grow and evolve, however, the fundamentals of our business remain unchanged. We are committed to our core geographic markets, all four of which are growth markets with good economic trends and a combined population of more than 20 million people. We are committed to providing our customers with superior personal and responsive service. We are committed to remaining a leading home lender and a responsible corporate citizen in the markets we serve. And, we are committed to a course of careful, profitable growth that will enable us to maintain our high standards for credit and asset quality. In 1997, we expect to slow our balance sheet growth and focus on completing the transition from thrift to bank, to reduce our overall cost of funds, to broaden our range of products and services, and to achieve strong earnings growth.

In closing, we'd like to thank our stockholders for their support, our customers for their business, and our employees for their dedication and hard work. We look forward to reporting to you on our progress in the coming months.


/s/ Roger O. Walther

Roger O. Walther
Chairman


/s/ James H. Herbert

James H. Herbert, II
President and Chief Executive Officer


[BAR GRAPH APPEARS HERE]

Tangible Book Value Per Share
(in dollars)

      92         11.94
      93         13.58
      94         14.40
      95         14.76
      96         16.46


11.4% per annum after tax rate of growth for the past five years.

"First Republic's service was extraordinary. They did everything they said they were going to do exactly when they said they were going to do it."

/s/ Frank C. Herringer

Frank C. Herringer, Chairman and Chief Executive Officer Transamerica
Corporation


With so many lenders and banks to choose from, why do our clients--most of whom could do business with any financial institution--choose First Republic? We believe that the answer lies in our unique combination of capital strength, excellent products, responsive service and old-fashioned concern for the customer. We put our clients first every time, whether meeting their time schedule, doing business how, when and where they want it, or designing a custom solution that's right for their situation.


Quick closes are a First Republic hallmark. We completed Frank Herringer's loan within a very short timeframe even though the transaction was anything but routine.

                         [Photo of Frank C. Herringer]

                         [Photo of Michael K. Douglas]

"It is great to have a bank that is prompt, professional and private."

/s/ Michael K. Douglas

Michael K. Douglas, Actor and Producer


Creative Solutions
Whether building, buying or remodeling a house, condominium or estate, First Republic offers a broad range of loans--including construction and renovation loans--and the flexibility to meet our customers' needs.


Home loans have been our core business since First Republic was founded. Since then, we have made loans totaling more than $5.8 billion and have refined our lending process to ensure that it is as smooth, efficient and timely as possible for our clients. Our experienced loan professionals provide attentive, responsive one-on-one service that leads to quick loan commitments and high customer loyalty. In fact, more than half of First Republic's loan customers return for refinancings, new loans or other banking services.

"If they gave a prize for banking, First Republic would surely be at the top of the list. Their creative, responsive and knowledgeable service is remarkable."


/s/ Jane Smiley

Jane Smiley, Pulitzer Prize-Winning Author


[BAR GRAPH APPEARS HERE]

Loans Originated
(dollars in millions)

92       826
93       945
94       784
95       584
96       848

First Republic operates in four metropolitan areas--San Francisco/Silicon Valley, Los Angeles/Beverly Hills and San Diego, California and Las Vegas, Nevada. These markets have a combined total population of more than 20 million, providing us substantial opportunity to build both our lending and deposit franchises. In Las Vegas, which is one of the fastest growing markets in the nation, we continue to expand our deposit franchise and build our customer base.



When Jane Smiley, author of the Pulitzer Prize-winning book, "Thousand Acres," and her husband Stephen Mortensen moved to California, they turned to First Republic to finance their home.

                 [Photo of Jane Smiley and Stephen Mortensen]

                        [Photo of Howard L. Clark Jr.]

"I get quick and decisive service from First Republic. I deal directly with the decision makers, even when I'm in New York and they're in San Francisco."


/s/ Howard L. Clark

Howard L. Clark Jr., Vice Chairman
Lehman Brothers


Technology
Our extensive video teleconferencing system connects our clients with our loan officers or our executive loan committee. This technology contributes to a streamlined approval process and quick loan commitments, wherever our clients are located.


First Republic is committed to providing personal service to its customers wherever they are located. With over 75 video teleconferencing units--one in each branch office, in the homes of loan officers and at realtor and title companies--we can meet face-to-face with customers anywhere they are. On a regular basis, our executive loan committee (pictured below) reviews the needs of our clients in transcontinental video conferences, leading to efficiency and clear communications.


Corporate executives use our customized lending programs to exercise stock options, diversify their portfolios or meet other financial objectives.


             [PHOTOGRAPH OF EXECUTIVE LOAN COMMITTEE APPEARS HERE]

From his office in Beverly Hills, Scott Dufresne, Regional Managing Director Lending, meets with Executive Loan Committee members (left to right) Paula Lazar, Katherine August-deWilde, and David Lichtman, in San Francisco.

"I'm not the tough guy that you may think. I appreciate First Republic's friendly, common sense approach and will do business with them again."


/s/ Dennis Franz

Dennis Franz, Emmy Award-Winning Actor of NYPD Blue


The top priority for our team of bankers is to ensure that the loan process is as smooth and orderly as possible for clients from start to finish. To this end, we work hard to know our customers and understand their individual needs no matter how complex. With this insight, we can provide the highest level of personalized service and anticipate--or avoid altogether--many of the problems that can arise during the loan process. Our service philosophy is to minimize red tape and maximize one-on-one interaction with First Republic's professionals.

We can work around the most demanding schedule, such as Dennis Franz's nearly daily filming of the highly popular television series, NYPD Blue. Dennis is pictured here with his wife Joanie Franz.

                      [Photo of Dennis and Joanie Franz]

                           [Photo of Alice A. Ruth]

"From a buyer's perspective, First Republic is the lender of choice. Their service is top drawer and their track record is superb."

/s/ Alice A. Ruth

Alice A. Ruth, Managing Director
Montgomery Securities


ATM Access
Global ATM access is a must in today's increasingly small world. Whether at an ATM in San Francisco, New York, Paris or elsewhere around the globe, our customers can access cash anytime from over 350,000 ATMs worldwide.


First Republic is well known as the luxury home financing specialist in the San Francisco, Los Angeles and San Diego areas. We are sensitive to the estate and tax planning and title issues associated with purchasing, refinancing or building a home--and to each buyer's unique financial situation. This understanding better enables us to serve as our clients' advisors, helping them decide what type of loan to choose and how much to borrow. Together as partners, we help potential borrowers evaluate their options and make the best choice for their needs.

"I bank with First Republic. They're smart, experienced and resourceful, traits
 I look for in everyone I do business with."


/s/ William R. Johnson

William R. Johnson, President and Chief Operating Officer
H. J. Heinz Company

First Republic is a relationship bank. We strive to deliver consistently outstanding and highly personalized service so that our customers will come back to us for more and more of their banking needs, whenever a need arises. Building long-term relationships has been our formula for success since we opened our doors and will remain the cornerstone of our growth in the years to come.


First Republic is honored to have among its clients many of our nation's business leaders.

                         [Photo of William R. Johnson]

                         [Photo of Georgia R. Nelson]

"First Republic met my complex financing needs. On top of that, their service was personal and user friendly."



 /s/ Georgia R. Nelson
Georgia R. Nelson, President
Edison Mission Energy-Americas,
an Edison International Company


Market Knowledge First Republic provides far more than the financial resources home buyers need. We bring to each transaction the market expertise that our loan officers have gained through many years of experience.


More than a mortgage lender, First Republic offers a growing array of financial products that make it easy for clients to bank with us. Our Reward checking account, for example, earns interest for our customers while providing unlimited check-writing ability. With our ATM card, First Republic checking account holders can access cash at over 350,000 locations around the world, and our savings customers have the flexibility of choosing certificates of deposit of virtually any maturity. We are committed to meeting more of our clients' needs and providing the superior service that has become a First Republic hallmark.

"Reputation counts but results count more. I refer my clients to First Republic because they are the market leader and a class act."


/s/ Skip Brittenham

Harry (Skip) Brittenham, Senior Partner
Ziffren, Brittenham, Branca and Fischer


Home buyers and real estate and financial professionals rely on First Republic for its wide range of loan programs. We offer a full array of conventional fixed and adjustable rate loans for residential properties, as well as such custom-tailored products as bridge financing, blended mortgages, cooperative loans, commercial loans and our FirstLine/TM/ home equity line of credit. We also develop and offer new loan products that keep pace with the changing needs of our customers. For example, a First Republic specialty is home renovation and construction lending. We also offer loans secured by marketable securities and, for our most qualified clients, unsecured loans.



Satisfied clients, such as prominent entertainment lawyer Skip Brittenham, are our best form of advertising.

                          [Photo of Skip Brittenham]

                  [Photo of Garret Tom, his wife and his son]

"With our growing family, security is more important to us than ever. We trust First Republic; they're reliable and financially sound."



 /s/ Garret Tom
Garret Tom, Sergeant
San Francisco Police Department


Reward Checking
Checking is a vital link to our customers. With our new Reward account, customers have all the advantages of free, unlimited checking and earn interest as well.

Our customers want the security of knowing they are banking with an institution that is financially sound and fiscally conservative. First Republic is both and has never been stronger. At the end of 1996, our assets totaled more than $2.1 billion and our capital was in excess of $204 million. Another important measure of our financial stability is our capital-to-risk adjusted assets, which is nearly double the required level and substantially higher than that of many financial institutions.


Sergeant Garret Tom and his wife Anita with their two-year old son.

"Service, discretion and
professionalism--that's what I get
from First Republic."

/s/ Cheryl Tiegs

Cheryl Tiegs, Model/Designer


Non-Earning Assets
(percent of assets)

[BAR GRAPH APPEARS HERE]

1994       2.41
1995       2.46
1996       1.32

46% decrease in the last year.

At First Republic, our clients are our most valuable assets. From a newlywed couple purchasing their first house to a high-profile celebrity financing a vacation home, we respect and adapt to each client's individual needs--whether for confidentiality, advice or simply a streamlined transaction. Our ability to be flexible in meeting a broad range of customers' needs is the foundation of our customer care and service.

                            [Photo of Cheryl Tiegs]

                          [Photo of Anthony M. Frank]

"It's been years since I've gotten this
kind of personal service from a
bank. First Republic has the great service of a smaller bank and the resources of a larger institution."

/s/ Anthony M. Frank

Anthony M. Frank, Former U.S. Postmaster General and Chairman, Belvedere Capital Partners


        We listen carefully to our customers and respond in many ways both visible to our customers and behind the scenes--from extended branch hours and multi-lingual staff to our multi-faceted construction loan program and new Reward checking account. The products and services we offer reflect not what we believe a bank should provide, but what our customers--our most important constituency--tell us they want from First Republic.

Construction Lending

Our residential construction loan is an all-in-one construction and permanent loan that eliminates time-consuming steps and multiple fees so that our customers can focus on building their homes.

"First Republic knows the luxury home
market better than any lender. Their market knowledge and service gets the job done right every time."

/s/ Neal Ward

Neal Ward, Realtor
McGuire Real Estate


First Republic works
closely with the real
estate community.
Here at the 1996 San
Francisco Designer
Showcase is Neal Ward,
McGuire Real Estate,
with Carmen Castro-
Franceschi, Managing
Director Lending,
First Republic.


At First Republic, we know home values. We stay current with the local economic conditions in our lending areas and closely monitor trends in home prices. Our First Republic Prestige
Home Index,(TM) which looks back to 1985, tracks on a quarterly basis the changing values of homes worth $1 million or more in the San
Francisco and Los Angeles markets, and
$750,000 and up in San Diego. Our customers, as well as home buyers, sellers, borrowers and real estate professionals, use the Index as a rela-tive and historical barometer of luxury home prices in these key markets.



      PRESTIGE HOME INDEX(TM)
      San Francisco Bay Area
[GRAPH APPEARS HERE]


                                                First Republic
                               Average          Prestige Home
     Year        Month        Home Value          Index(TM)
---------------------------------------------------------------------------
     1985         3/85        $  578,548           100.00
     1986         3/86        $  628,590           108.65
     1987         3/87        $  708,250           122.42
     1988         3/88        $  833,585           144.08
     1989         3/89        $  996,581           172.26
     1990         3/90        $1,143,395           197.63
     1991         3/91        $1,080,276           186.72
     1992         3/92        $1,064,530           184.00
     1993         3/93        $1,042,186           180.14
     1994         3/94        $1,060,826           183.26
                 12/94        $1,095,942           189.43
     1995         3/95        $1,127,199           194.83
                  6/95        $1,131,634           195.60
                  9/95        $1,108,235           191.55
                 12/95        $1,093,238           188.96
     1996         3/96        $1,095,873           189.42
                  6/96        $1,114,120           192.57
                  9/96        $1,155,412           199.71
                 12/96        $1,146,237           198.12

               [Photo of Neal Ward and Carmen Castro-Franceschi]

                       [Photo of George & Karen McCown]

"First Republic shares our
entrepreneurial
approach to business. We are very
impressed with the service, knowledge
and experience of their bankers."

/s/ George E. McCown     /s/ Karen McCown

George E. McCown, Co-Founder and Managing Partner,
McCown De Leeuw & Co., and Karen Stone McCown, Founder,
Nueva School

Range of Products

At First Republic, we
provide a broad array
of fixed and adjustable
rate loans as well as
many FDIC-insured
deposit products--
from free, unlimited
checking accounts and
our Advantage Money
Market account to
customized CDs and
passbook savings.


We are committed to being a leading lender across the price spectrum and to the broadest possible range of home buyers. As a company-- and as members of the communities in which we live and work--our well-established pos-ition in financing low-to-moderate income housing is a source of pride. In fact, nearly half of the housing units we have financed for our balance sheet are in low-to-moderate income census tracts. While our lending standards are high, we are flexible and work hard to meet the often special needs of our clients, whether they are purchasing their first home or an estate property.


George and Karen McCown
are long-standing First
Republic clients. We
financed their Silicon
Valley home and the
expansion of the Nueva
School, which Karen
Stone McCown founded.

"Good rates, no monthly fees and the
convenience of banking by
mail, by phone or face-to-face in the branch.
That's why we choose First Republic."

/s/ William Engel

William Engel, Franchisee Owner
El Pollo Loco Restaurants

Residential
Loan Profile
(by housing units)

[PIE CHART APPEARS HERE]

Low-to-moderate income census tracts    47%
All other census tracts                 53%

We continue to expand our branch office net-work to make banking with First Republic more convenient than ever. We recently opened new branches in Las Vegas and San Mateo bringing our total to thirteen offices. We plan to continue to open additional branches in our market areas, including a branch in Menlo
Park, California in 1997, to make it easier for customers to do business with us in person.


Many of our customers,
such as William and Marla
Engel of San Diego, rely
on First Republic for both
lending and deposit
banking services.

                      [Photo of William and Marla Engel]

[Photo of Teacher David Duncan, other school personnel and NFTE Staff Members]

                             [DESCRIPTION TO COME]

"First Republic's commitment
to education has helped us become better teachers and will help many students become entrepreneurs."

/s/ David Duncan

David Duncan, Public School Teacher
Balboa High School, San Francisco

Branch Network

In addition to competitive
rates and capital safety,
we provide our customers
the convenience of a
growing branch network.
Today, we have thirteen
locations throughout
California and in
Las Vegas, Nevada.


Civic responsibility is part of our mission at First Republic. We support projects and organizations that benefit our communities and improve the quality of life for our neigh-bors. One area of ongoing focus for us is education. In addition to financing the construction or renovation of more than ten primary and secondary schools, we provide scholarships through the First Republic
Scholars Program. A current emphasis is our support of the National Foundation for Teaching Entrepreneurship (NFTE), which has created an innovative program that teaches business skills to at-risk youth. With First
Republic's leadership and financial assistance, many teachers have been trained to teach entrepreneurship and this program is now offered in the first public school system in the country, San Francisco.

National Foundation for
Teaching Entrepreneurship
(NFTE) staff members
Margaret March and
(moving counter clock-
wise) Duane Moyer,
School District Admin-
istrator Joe Baker
and participating San
Francisco high school
teachers Todd Twyman,
Jonathan Wang and
(center) David Duncan.

First Republic Bancorp


Consolidated Balance Sheet




December 31,                                                              1996             1995
                                                                ...............................

Assets
Cash                                                            $   26,398,000   $   15,918,000
Federal funds sold and short term investments                        2,900,000       15,000,000
Interest bearing deposits at other financial institutions                   --          200,000
Investment securities: at cost (Note 2)                             52,899,000       33,974,000
Investment securities: at market (Note 2)                          103,673,000      106,939,000
Federal Home Loan Bank stock, at cost                               32,649,000       30,321,000
                                                                --------------   --------------
                                                                   218,519,000      202,352,000
Loans (Note 3):
  Single family (1-4 units) mortgages                            1,224,542,000      977,220,000
  Multifamily (5+ units) mortgages                                 320,715,000      350,507,000
  Commercial real estate mortgages                                 285,141,000      286,824,000
  Commercial business loans                                          2,434,000        3,663,000
  Multifamily/commercial construction                                7,347,000        9,013,000
  Single family construction                                        36,686,000       19,349,000
  Equity lines of credit                                            35,497,000       26,572,000
  Leases, contracts and other                                        2,651,000          933,000
  Loans held for sale                                                8,436,000        8,182,000
                                                                --------------   --------------
                                                                 1,923,449,000    1,682,263,000
Less:
  Unearned loan fee income                                          (3,116,000)     (4,380,000)
  Reserve for possible losses                                      (17,520,000)    (18,068,000)
                                                                --------------   --------------
Net loans                                                        1,902,813,000    1,659,815,000

Interest receivable                                                 13,084,000       12,582,000
Prepaid expenses and other assets (Note 4)                          13,361,000       15,126,000
Other real estate owned                                              4,313,000       10,198,000
Premises, equipment and leasehold improvements, net of
  accumulated depreciation of $7,095,000 and $6,033,000
  at December 31, 1996 and 1995, respectively                        4,509,000        4,180,000
                                                                --------------   --------------
Total Assets                                                    $2,156,599,000   $1,904,253,000
                                                                ==============   ==============

See accompanying notes.

                                                          First Republic Bancorp




December 31,                                                                        1996             1995
                                                                          ...............................
Liabilities and Stockholders' Equity
Liabilities:
Customer deposits (Note 5):
  Passbook, MMA and NOW checking accounts                                 $  293,844,000   $  180,205,000
  Certificates of deposit                                                  1,059,304,000      960,236,000
                                                                          --------------   --------------
    Total customer deposits                                                1,353,148,000    1,140,441,000

Interest payable                                                              14,592,000       14,813,000
Custodial receipts on loans serviced for others                                  208,000        1,086,000
Other liabilities                                                              9,878,000        5,070,000
Federal Home Loan Bank advances (Note 6)                                     591,530,000      570,530,000
Other borrowings (Note 7)                                                        667,000               --
                                                                          --------------   --------------
    Total senior liabilities                                               1,970,023,000    1,731,940,000

Senior subordinated debentures (Note 8)                                        9,966,000        9,974,000
Subordinated debentures (Note 9)                                              19,515,000       19,579,000
Convertible subordinated debentures (Note 10)                                 30,685,000       34,500,000
                                                                          --------------   --------------
    Total liabilities                                                      2,030,189,000    1,795,993,000

Commitments (Note 15)

Stockholders' equity (Notes 13, 14 and 16):
  Common stock, $.01 par value; 20,000,000  shares authorized, 8,141,652 and 7,816,400 shares issued and outstanding at December 31, 1996 and
    1995, respectively                                                            81,000           78,000
  Capital in excess of par value                                              79,369,000       74,919,000
  Retained earnings                                                           53,115,000       40,608,000
  Deferred compensation--ESOP; 40,404 shares at December 31, 1996               (667,000)              --
  Treasury stock, at cost; 425,394 shares and 486,000 shares at
    December 31, 1996 and 1995, respectively                                  (4,763,000)      (5,763,000)
  Net unrealized loss on available for sale securities (Note 2)                 (725,000)      (1,582,000
                                                                          --------------   --------------
    Total stockholders' equity                                               126,410,000      108,260,000
                                                                          --------------   --------------
Total Liabilities and Stockholders' Equity                                $2,156,599,000   $1,904,253,000
                                                                          ==============   ==============

See accompanying notes.

First Republic Bancorp


Consolidated Statement of Income




Year Ended December 31,                                       1996          1995          1994
                                                           ........................................
Interest income:
  Interest on real estate and other loans                  $145,474,000  $127,341,000  $100,816,000
  Interest on investments                                    14,272,000    12,253,000     8,549,000
                                                           ------------  ------------  ------------
      Total interest income                                 159,746,000   139,594,000   109,365,000
                                                           ------------  ------------  ------------
Interest expense:
  Interest on customer deposits                              72,025,000    62,133,000    41,024,000
  Interest on FHLB advances and other
   borrowings                                                35,292,000    37,003,000    24,736,000
  Interest on debentures                                      5,717,000     5,777,000     5,675,000
                                                           ------------  ------------  ------------
      Total interest expense                                113,034,000   104,913,000    71,435,000
                                                           ------------  ------------  ------------
Net interest income                                          46,712,000    34,681,000    37,930,000
Provision for losses                                          5,838,000    14,765,000     9,720,000
                                                           ------------  ------------  ------------
Net interest income after provision for losses               40,874,000    19,916,000    28,210,000
                                                           ------------  ------------  ------------

Non-interest income:
  Servicing fees, net                                         2,174,000     2,675,000     2,330,000
  Loan and related fees                                       1,435,000     1,289,000     1,915,000
  Gain (loss) on sale of loans                                1,345,000       (67,000)      430,000
  Gain on sale of investment securities                          28,000       130,000            --
  Other income                                                  125,000       272,000       458,000
                                                           ------------  ------------  ------------
      Total non-interest income                               5,107,000     4,299,000     5,133,000
                                                           ------------  ------------  ------------
Non-interest expense:
  Salaries and related benefits                              10,081,000     7,542,000     7,175,000
  Occupancy                                                   3,343,000     3,084,000     2,793,000
  Advertising                                                 2,202,000     1,500,000     1,863,000
  Professional fees                                           1,164,000       613,000       542,000
  FDIC insurance premiums                                       332,000     1,264,000     1,809,000
  REO costs and losses                                          850,000     3,163,000     1,202,000
  Other general and administrative                            6,739,000     5,193,000     5,721,000
                                                           ------------  ------------  ------------
      Total non-interest expense                             24,711,000    22,359,000    21,105,000
                                                           ------------  ------------  ------------
Income before income taxes                                   21,270,000     1,856,000    12,238,000
Provision for income taxes (Note 12)                          8,763,000       686,000     4,935,000
                                                           ------------  ------------  ------------

Net income                                                 $ 12,507,000  $  1,170,000  $  7,303,000
                                                           ============  ============  ============
Primary earnings per share                                 $       1.62  $       0.15  $       0.92
                                                           ============  ============  ============
Fully diluted earnings per share                           $       1.37  $       0.15  $       0.85
                                                           ============  ============  ============
Weighted average fully-diluted shares outstanding            10,246,419    10,126,096    10,499,947
                                                           ============  ============  ============

See accompanying notes.

                                                          First Republic Bancorp


Consolidated Statement of Stockholders' Equity

                                                                                     Net unrealized
                                           Capital in                    Deferred           loss on                        Total
Years Ended December 31,          Common    excess of     Retained  compensation-     available for    Treasury    stockholders'
1994, 1995, and 1996               stock    par value     earnings           ESOP   sale securities       stock           equity
                                  ..............................................................................................
Balance at January 1, 1994       $78,000  $71,123,000  $35,296,000    $(1,200,000)     $        --  $  (351,000)    $104,946,000
Allocated ESOP shares                                                     550,000                                        550,000
Unrealized loss on available
  for sale securities                                                                   (2,010,000)                   (2,010,000)
Effect of stock dividend                    3,159,000   (3,161,000)                                                       (2,000)
Exercise of options on
  40,378 shares of common stock               321,000                                                                    321,000
Issuance of 12,181 shares
  of common stock                             142,000                                                                    142,000
Purchase of 326,647 shares
  of treasury stock                                                                                  (3,964,000)      (3,964,000)
Net income                                               7,303,000                                                     7,303,000
                                 -------  -----------  -----------    -----------      -----------  -----------     ------------
Balance at December 31, 1994      78,000   74,745,000   39,438,000       (650,000)      (2,010,000)  (4,315,000)     107,286,000

Allocated ESOP shares                                                     650,000                                        650,000
Net unrealized gain on available
  for sale securities                                                                      428,000                       428,000
Exercise of options on 11,452
  shares of common stock                      93,000                                                                      93,000
Issuance of 7,843 shares
  of common stock                             81,000                                                                      81,000
Purchase of 133,603 shares
  of treasury stock                                                                                  (1,448,000)      (1,448,000)
Net income                                               1,170,000                                                     1,170,000
                                 -------  -----------  -----------    -----------      -----------  -----------     ------------
Balance at December 31, 1995      78,000   74,919,000   40,608,000             --       (1,582,000)  (5,763,000)     108,260,000

Conversion of $3,815,000 of
  convertible debentures into
  279,125 shares of common stock   3,000    3,655,000                                                                  3,658,000
Sale of 60,606 shares of
  treasury stock to the ESOP                                           (1,000,000)                    1,000,000               --
Effect of increase in share price
  on variable stock options                   217,000                                                                    217,000
Allocated ESOP shares                           3,000                     333,000                                        336,000
Net unrealized gain on available
  for sale securities                                                                      857,000                       857,000
Exercise of options on 31,519
  shares of common stock                      388,000                                                                    388,000
Issuance of 14,608 shares
  of common stock                             187,000                                                                    187,000
Net income                                              12,507,000                                                    12,507,000
                                 -------  -----------  -----------    -----------      -----------  -----------     ------------
Balance at December 31, 1996     $81,000  $79,369,000  $53,115,000     $ (667,000)       $(725,000) $(4,763,000)    $126,410,000
                                 =======  ===========  ===========    ===========      ===========  ===========     ============

See accompanying notes.

First Republic Bancorp


Consolidated Statement of Cash Flows



Year Ended December 31,                      1996            1995            1994
                                     .............................................

Operating Activities
 Net Income                          $  12,507,000   $   1,170,000   $   7,303,000
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
 Provision for losses                    5,838,000      14,765,000       9,720,000
 Provision for depreciation and
  amortization                           3,801,000       4,085,000       2,687,000
 Amortization of loan fees              (1,948,000)     (3,791,000)     (4,371,000)
 Amortization of mortgage
  servicing rights                         548,000         358,000         687,000
 Amortization of investment
  securities discounts                     (49,000)        (44,000)        (12,000)
 Amortization of investment
  securities premiums                      264,000         248,000         230,000
 Loans originated for sale             (70,875,000)   (100,130,000)    (82,173,000)
 Loans sold into commitments            72,586,000      99,232,000      85,543,000
 (Increase) decrease in deferred
  taxes                                    981,000      (3,023,000)      1,338,000
 Net (gains) losses on sale of
  investment securities                    (28,000)         11,000              --
 Net (gains) losses on sale of
  loans                                 (1,345,000)         67,000        (430,000)
 Increase in interest receivable        (2,303,000)     (3,869,000)     (3,201,000)
 Increase (decrease) in interest
  payable                                 (221,000)      2,481,000       4,227,000
 (Increase) decrease in other
  assets                                (2,915,000)      2,764,000      (2,855,000)
 Increase (decrease) in other
  liabilities                            3,916,000       2,587,000      (7,233,000)
                                     -------------   -------------   -------------
     Net Cash Provided By Operating
     Activities                         20,757,000      16,911,000      11,460,000

Investing Activities
 Loans originated                     (777,403,000)   (484,258,000)   (702,313,000)
 Loans purchased                                --      (8,041,000)     (8,208,000)
 Other loans sold                      100,183,000              --     131,408,000
 Principal payments on loans           408,135,000     275,288,000     306,496,000
 Purchases of investment securities    (36,733,000)    (21,039,000)    (49,037,000)
 Sales of investment securities          4,558,000         276,000              --
 Repayments of investment
  securities                            19,522,000      12,772,000      10,176,000
 Net decrease in short term
  investments                              200,000          10,000         394,000
 Additions to fixed assets              (1,426,000)     (1,151,000)     (1,359,000)
 Net proceeds from sale of REO
  (Note 1)                              25,377,000      17,520,000       8,116,000
                                     -------------   -------------   -------------
      Net Cash Used by Investing
      Activities                      (257,587,000)   (208,623,000)   (304,327,000)

Financing Activities
 Net increase in passbook, MMA and
  NOW checking accounts                113,639,000      41,479,000      21,565,000
 Issuance of certificates of
  deposit                              406,677,000     416,602,000     395,684,000
 Repayments of certificates of
  deposit                             (307,609,000)   (266,473,000)   (220,087,000)
 Increase in long term FHLB
  advances                              25,000,000      40,000,000     112,000,000
 Repayments of long term FHLB
  advances                                      --     (44,000,000)             --
 Increase in other long term
  borrowings                             1,000,000              --              --
 Repayments of long term borrowings       (333,000)       (650,000)       (550,000)
 Net increase (decrease) in short
  term borrowings                       (4,000,000)      4,000,000     (22,380,000)
 Decrease in deferred
  compensation--ESOP                       333,000         650,000         550,000
 Issuance of subordinated
  debentures                                    --              --       3,245,000
 Repayments of subordinated
  debentures                               (72,000)       (124,000)        (25,000)
 Sale of common stock                      187,000          81,000         142,000
 Proceeds from common stock
  options exercised                        388,000          93,000         321,000
 Purchase of treasury stock                     --      (1,448,000)     (3,964,000)
                                     -------------   -------------   -------------
    Net Cash Provided by Financing
    Activities                         235,210,000     190,210,000     286,501,000

Decrease in Cash and Cash
  Equivalents                           (1,620,000)     (1,502,000)     (6,366,000)

Cash and Cash Equivalents at
  Beginning of Year                     30,918,000      32,420,000      38,786,000
                                     -------------   -------------   -------------
Cash and Cash Equivalents at
 End of Year                         $  29,298,000   $  30,918,000   $  32,420,000
                                     =============   =============   =============

See accompanying notes.

                                                          First Republic Bancorp


Notes to Consolidated Financial Statements
December 31, 1996 and 1995


1 Summary of Significant Accounting Policies

Basis of presentation and organization
The consolidated financial statements of First Republic Bancorp Inc. ("First Republic") include its Nevada chartered thrift and loan subsidiary, First Republic Savings Bank ("the Bank"). On October 31, 1996, First Republic's wholly owned subsidiary, First Republic Thrift & Loan, was merged into the Bank; all references to activities of either subsidiary prior to the merger, contained herein, are attributed to the Bank as successor entity. First Republic and its subsidiary are collectively referred to as "the Company". All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 1995 and 1994 financial statements in order for them to conform with the 1996 presentation.

Nature of operations
The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and, to a lesser extent, by existing multifamily and commercial properties. The Company primarily retains adjustable rate mortgages ("ARMs") in its loan portfolio. The Company originates mortgage loans for sale to institutional investors in the secondary market and also generates fee income by servicing such mortgage loans. The Company's lending and deposit gathering activities are conducted in the San Francisco Bay Area, in Los Angeles, Beverly Hills, and San Diego County, California and in the Las Vegas, Nevada area.

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

Recognition of income on loans
Interest income from real estate and business loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans which are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely. For nonaccrual loans, interest income may be recorded when cash is received, provided that the Company's recorded investment in such loans is deemed collectible. Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using a method approximating the interest method.

Reserve for possible losses
The Company provides for losses by charging current income in such amounts as are required to establish a reserve for possible losses that can be reasonably anticipated based upon specific conditions at the time. Management considers a number of factors, including past loss experience, the Company's underwriting policies, the results of the Company's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. The reserve is reviewed and adjusted quarterly. It is the Company's policy to charge off balances that are deemed uncollectible.
     As a result of the Northridge earthquake which struck the Los Angeles area in January 1994, the Company has provided additional reserves during 1994, 1995, and 1996 related to the damage or lingering adverse economic impact on properties securing certain of the Company's loans. Chargeoffs related to such earthquake impacted loans were $5,119,000 in 1996, $7,590,000 in 1995 and $6,133,000 in 1994.
     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires creditors to measure impairment of a loan based on one of the following: (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the fair value of the underlying collateral or (iii) the fair value of the loan. If the measure of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize an impairment by recording a chargeoff or creating a valuation allowance, with a corresponding charge to the provision for losses.

Investment securities
The Company accounts for its investment securities in accordance with SFAS No. 115, "Accounting For Certain Investments in Debt and Equity Securities". SFAS No. 115 establishes classification of investments into three categories: (i) debt securities that the entity has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; (ii) debt securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt securities not classified as either securities held to maturity or trading securities and equity securities are classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity.

First Republic Bancorp


     Investment securities classified as held to maturity are recorded at historical cost, adjusted for amortization of premium and accretion of discount, where appropriate. Realized and unrealized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 1996 and 1995, no trading securities were owned and during 1996 and 1995 the Company did not buy or sell any trading securities.

Other real estate owned
Real estate acquired through foreclosure is recorded at the lower of cost or fair value, minus estimated costs to sell. Direct expenses related to holding real estate are recorded when incurred. The Company owned real estate of $4,313,000 at December 31, 1996 and $10,198,000 at December 31, 1995.
     Loans in the amount of $24,463,000 in 1996 and $25,707,000 in 1995 were transferred to other real estate owned. Additionally, subsequent loans to facilitate the sale of other real estate owned were $12,627,000 and $14,926,000 in 1996 and 1995, respectively.

Premises, equipment and leasehold improvements
Premises, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets which range from three to ten years or the term of the lease, whichever is shorter.

Mortgage banking activities
The Company sells loans and participating interests in loans on a non-recourse basis to generate servicing income and to provide funds for additional lending. Loans sold includes loans originated into investor commitments with the sale approved prior to origination. Gains and losses are recognized at the time of sale by comparing sales price with carrying value.
     Effective January 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65". SFAS No. 122 requires that the rights to service mortgage loans for others be recognized as a separate asset, however those servicing rights are acquired. The total cost of originating or purchasing mortgage loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value of the mortgage servicing rights is determined based on valuation techniques utilizing discounted cash flows incorporating assumptions that market participants would use. During 1996, the Company sold $172,769,000 of loans and recorded $1,495,000 as the value of the servicing rights on those loans. The recorded value of mortgage servicing rights is amortized over the period of estimated net servicing income.
     SFAS No. 122 also requires the assessment of all capitalized mortgage servicing rights for impairment based on current fair value of those rights. The carrying value of mortgage servicing rights is periodically measured based on the actual prepayment experience and market factors; writedowns and adjustments in the amortization rates are made when an impairment is indicated. For purposes of evaluating and measuring impairment, the Company stratifies mortgage servicing rights based on the type and interest rates of the underlying loans. Impairment is measured as the amount by which the mortgage servicing rights for a stratum exceed their fair value.
     Loan servicing fees are recorded as income when received and are presented net of the amortization of mortgage servicing rights. The amount of loans being serviced for others was $799,500,000 and $804,856,000 at December 31, 1996 and 1995, respectively.
     Loans are classified as held for sale when the Company is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees, or market on a loan by loan basis.

Long-lived assets
The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

                                                          First Republic Bancorp


Derivative financial instruments--interest rate cap and swap agreements
The Company uses interest rate cap agreements and interest rate swap agreements, known as derivative financial instruments, for interest rate risk protection or liability matching. Interest rate cap agreements are purchased primarily to reduce the Company's exposure to rising interest rates which would increase the cost of liabilities above the maximum yield which could be earned on certain adjustable rate mortgages and investments. Costs are amortized to interest expense using the straight-line method over the life of interest rate cap agreements, and benefits are recognized when realized. The unamortized cost of interest rate cap agreements is included in other assets. Interest rate swap agreements match asset yields with liability costs by converting the cost of specific Federal Home Loan Bank advances from a fixed rate to a variable rate, with the term of each swap agreement matched to the maturity of the underlying advance. The differential to be paid or received is accrued as an adjustment to interest expense as interest rates change. The related receivable from counterparties is included in interest receivable. The fair values of interest rate swap agreements are not recognized in the financial statements. The Company is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.
     The Company follows SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value on Financial Instruments", and the various required disclosures regarding derivative activities are in Notes 6 and 11.

Stock Option Awards
Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense for fixed options would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (see Note 14).

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

Statement of cash flows
For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short term investments such as federal funds sold with maturity dates of less than ninety days. The Company paid interest of approximately $113,255,000 in 1996, $102,432,000 in 1995, and
$67,208,000 in 1994. Additionally, the Company paid income taxes of $7,150,000, $1,220,000, and $6,620,000, for the years ended December 31, 1996, 1995 and
1994, respectively.

Earnings per share
Primary earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding, plus the effect, when dilutive, of stock options. Shares repurchased by the Company are deducted from shares outstanding for EPS calculations.
     Due to the issuance of convertible subordinated debentures in December 1992, the calculation of fully diluted EPS adds back to the Company's reported net income the effect of interest expense on such convertible debentures, net of taxes, and increases the number of shares outstanding as if the debentures were converted into common stock. For the year 1995 and the second quarter of 1995, the Company's convertible subordinated debentures were antidilutive and the results of the primary EPS calculation for those periods became the fully diluted EPS amounts. Upon conversion of the convertible subordinated debentures into shares of the Company's common stock, the number of shares outstanding for primary EPS is increased and the number of shares outstanding for fully diluted EPS is unchanged.

First Republic Bancorp

2 Investment Securities

Under SFAS No. 115, the Company's investment securities, including mortgage backed securities ("MBS"), are classified as held to maturity or available for sale at December 31, 1996 and 1995 .

                                           Estimated    Estimated
                                          Unrealized   Unrealized
                               Amortized       Gross        Gross       Fair
(In $ thousands)                    Cost        Gain         Loss       Value
                               ..............................................
December 31, 1996
Held to Maturity Securities
  at Cost:
Other MBS                      $  52,899     $   270    $    (446)  $  52,723
                               =========     =======    =========   =========
Available for Sale Securities
  at Fair Value:
U.S. Government                $  22,157     $   499    $    (105)  $  22,551
Agency MBS                        29,455         243         (283)     29,415
Other MBS                         39,137         350         (370)     39,117
                               ---------     -------    ---------   ---------
Debt Securities                   90,749       1,092         (758)     91,083
Equity Securities                 13,488          --         (898)     12,590
                               ---------     -------    ---------   ---------
Total                          $ 104,237     $ 1,092    $  (1,656)  $ 103,673
                               =========     =======    =========   =========
December 31, 1995
Held to Maturity Securities
  at Cost:
Other MBS                      $  33,974     $   163     $   (682)  $  33,455
                               =========     =======    =========   =========
Available for Sale Securities
  at Fair Value:
U.S. Government                $  24,623     $   596     $   (211)  $  25,008
Agency MBS                        34,573         527          (64)     35,036
Other MBS                         35,781         221         (923)     35,079
                               ---------     -------    ---------   ---------
Debt Securities                   94,977       1,344       (1,198)     95,123
Equity Securities                 13,487          --       (1,671)     11,816
                               ---------     -------    ---------   ---------
Total                          $ 108,464     $ 1,344     $ (2,869)  $ 106,939
                               =========     =======    =========   =========

  Available for sale equity securities consist of a portfolio of adjustable rate perpetual preferred stocks, which have no stated maturities and therefore are classified as available for sale; because such securities are equity securities and generate capital gains or losses for tax purposes, the amount of unrealized losses on these securities, which is recorded as a reduction in stockholders' equity, has not been reduced for the effect of taxes.

  At December 31, 1996, 85% of the Company's investment securities carried interest rates which adjust annually or more frequently; the weighted average yield earned was 7.41% for held to maturity investments, 7.37% for available for sale debt securities and 8.93% for available for sale equity securities, on a tax equivalent basis. At December 31, 1996, the fair value of Agency MBS included $16,753,000 of securities converted from Company originated loans.

  Market values are determined by current quotation, or analysis of estimated future cash flows. The following table summarizes the Company's amortized cost and estimated fair value by maturity of debt securities owned at December 31, 1996, with MBS classified as available for sale and held to maturity.

                                           Amortized         Estimated
                                                Cost         Fair Value
                                         .............................

Due in one year or less                  $         --     $         --
Due after one year through five years              --               --
Due after five years through ten years      1,176,000        1,185,000
Due after ten years                        20,981,000       21,366,000
                                         ------------     ------------
                                           22,157,000       22,551,000
MBS -- available for sale                  68,592,000       68,532,000
MBS -- held to maturity                    52,899,000       52,723,000
                                         ------------     ------------
                                         $143,648,000     $143,806,000
                                         ============     ============


  In 1996, the Company sold $4,539,000 of debt securities from the available for sale portfolio, resulting in gross gains of $28,000 and there were no sales of equity securities. During 1995 and 1994, the Company did not sell any debt securities. In 1995, proceeds from the sale of equity securities were $276,000, resulting in gross losses of $11,000, and proceeds collected on a previously written off debt security resulted in a gain of $141,000.

3 Loans

Real estate loans are secured by real property and mature over periods primarily ranging up to thirty years. At December 31, 1996, loans of $931,023,000 are pledged as collateral for FHLB advances.

  The Company restructures loans, generally because of borrower's financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan. Nonaccrual loans and restructured loans, together with the related interest income information, are summarized as follows:


At or for the year ended December 31,           1996         1995
                                         ........................
Nonaccrual loans:
  Balance at year end                    $24,254,000  $36,550,000
  Interest foregone                        1,819,000    1,605,000

Restructured loans:
  Balance at year end                      7,220,000   12,795,000
    (Net of nonaccrual loans)
  Actual interest income recognized          611,000      736,000
  Pro forma interest income under
    original terms                        $  653,000  $ 1,170,000

                                                          First Republic Bancorp

        Loans that are partially charged off and loans that have been modified in troubled debt restructurings which result in more than four monthly payments being deferred, capitalized or waived are reported as nonaccrual loans until at least six consecutive payments are received and the loan meets the Company's other criteria for returning to accrual or performing restructured status.

        An analysis of the changes in the reserve for possible losses for the past three years follows:

                                            1996          1995          1994
                                     .......................................
Balance at
  beginning of year                  $18,068,000   $14,355,000   $12,657,000
Provision charged to
  operations                           5,838,000    14,765,000     9,720,000
Reserve from purchased loans                  --            --        34,000

Chargeoffs on originated loans:
  Single family                         (302,000)      (14,000)     (210,000)
  Multifamily                         (6,548,000)   (9,314,000)   (7,177,000)
  Commercial real estate                (705,000)   (2,163,000)     (695,000)
  Commercial business loans              (21,000)      (48,000)      (79,000)
  Construction loans                          --      (353,000)           --

Recoveries on originated loans:
  Single family                               --         3,000        11,000
  Multifamily                            287,000       765,000       119,000
  Commercial real estate                 855,000        30,000            --
  Commercial business loans               46,000        54,000        15,000
Acquired loans, net                        2,000       (12,000)      (40,000)
                                     -----------   -----------   -----------
Net chargeoffs                        (6,386,000)  (11,052,000)  (8,056,000)
                                     -----------   -----------   -----------
Balance at end of year               $17,520,000   $18,068,000   $14,355,000
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

        The following table shows the recorded investment in impaired loans and any related SFAS No. 114 allowance for losses at December 31, 1996. An impaired loan has a specific amount of the Company's allowance for losses assigned to it whenever the collateral's fair value, net of selling costs, is less than the Company's recorded investment in the loan, after amounts charged off to reserves are deducted. Generally, impaired loans not requiring an allowance under SFAS No. 114 have already been written down or have a net collateral fair value which exceeds the loan balance.

                                                        Related
                                        Recorded   SFAS No. 114
                                   Investment in  Allowance for
                                  Impaired Loans         Losses
                                  .............................

Impaired loans requiring a
  SFAS No. 114 allowance:
    Multifamily                        7,606,000        701,000
    Commercial Real Estate             1,146,000        255,000
    Other                                 80,000          8,000
                                  --------------  -------------
                                     $ 8,832,000       $964,000
                                  --------------  =============
Impaired loans not requiring a
  SFAS No. 114 allowance:
    Multifamily                       14,401,000
    Commercial Real Estate             8,242,000
                                  --------------
                                      22,643,000
                                  --------------
Total                                $31,475,000
                                  ==============


        Total impaired loans were $31,475,000 and $49,345,000 at December 31, 1996 and 1995, respectively. The loans with a recorded investment of $22,643,000, reported as impaired loans not requiring a SFAS No. 114 allowance, have been reduced to their collateral fair value, net of selling costs, by $5,436,000 of specific chargeoffs to the Company's reserves. At December 31, 1996, the Company has designated $67,000 of its reserves to protect against contingent liabilities on certain of these loans, while the ultimate amount of payment, if any, is being contested.

        Total interest income recognized on loans designated as impaired was $1,061,000 for 1996 and $1,570,000 for 1995, all of which was recorded using the cash received method. The average recorded investment in impaired loans was approximately $39,000,000 for 1996 and $48,000,000 for 1995.

4 Prepaid Expenses and Other Assets

At December 31, prepaid expenses and other assets consist of the following:


                                                          1996         1995
                                                    .......................
Debt issuance costs, net                           $ 4,008,000  $ 4,720,000
Interest rate cap agreements, net                    2,507,000    3,822,000
Prepaid expenses                                       988,000    1,506,000
Mortgage servicing rights, net                       1,397,000      449,000
Other assets                                         4,461,000    4,629,000
                                                   -----------  -----------
                                                   $13,361,000  $15,126,000
                                                   ===========  ===========

First Republic Bancorp

  Debt issuance costs are amortized over the life of the issue on a straight line basis which approximates a level yield method. Upon conversion of convertible subordinated debentures, a prorata portion of the remaining debt issuance costs is transferred from prepaid expenses as a reduction in capital in excess of par value.

5 Customer Deposits

NOW accounts provide unlimited check writing to customers and bear interest at rates ranging from 1.0% to 2.5% at December 31, 1996.

  Passbook and money market accounts, which have no contractual maturity, pay interest at rates ranging from 2.3% to 5.5% per annum at December 31, 1996 and 1995, compounded daily.

  Certificates of deposit have maturities primarily ranging from 91 days to 60 months and bear interest at varying rates based on money market conditions, generally ranging from 4.2% to 7.3% and from 3.5% to 8.3% at December 31, 1996 and 1995, respectively.

  The Bank is a member of the FDIC's Bank Insurance Fund ("BIF") and its savings accounts are insured by the FDIC up to $100,000 each per insured depositor. At December 31, 1996, certificates of deposit in excess of $100,000 totalled $84,946,000.

6 Federal Home Loan Bank Advances

The Bank is a voluntary member of the Federal Home Loan Bank of San Francisco ("FHLB"). The Bank was approved for $856,000,000 of FHLB advances at December 31, 1996. The Bank is required to own FHLB stock equal to 5% of the FHLB advances outstanding and owned $32,649,000 of FHLB stock at December 31, 1996. FHLB stock is recorded at cost, is redeemable at par and is pledged as collateral for FHLB advances. FHLB advances are primarily adjustable rate in nature, including the effect of interest rate swap agreements, and consist of the following at December 31:


                            1996                  1995
                        ------------------  -------------------
Advances maturing in      Amount      Rate      Amount     Rate
                        ..................  ...................
One year or less        $         --    --%  $  4,000,000  6.90%
1 to 2 years                      --    --             --    --
2 to 5 years             128,970,000  6.10             --    --
After five years         462,560,000  5.89    566,530,000  6.16
                        ------------         ------------
                        $591,530,000  5.94%  $570,530,000  6.17%
                        ============         ============

  The stated interest rates include the effect of interest rate swap agreements with a total notional principal amount of $25,000,000, which mature in 2001. Under the Company's interest swap agreements, a fixed rate which is equal to the fixed rate paid on FHLB advances is received and the Company pays a rate which varies semiannually with market rates of interest. During 1996, the Company did not enter into any new interest rate swap agreements, no interest rate swap agreements matured, and $624,000 under outstanding interest rate swap agreements was recorded as a reduction in interest expense on borrowings. The Company is exposed to loss if the swap counterparty fails to perform; however, the Company does not anticipate such nonperformance. The Company does not obtain collateral under its interest rate swap agreements but monitors the credit standing of its swap counterparties; at December 31, 1996 and 1995, all interest rate swap agreements were with the FHLB and the Company had not separately pledged any collateral.

7 Other Borrowings

At December 31, 1996, other borrowings included borrowings of the Company's Employee Stock Ownership Plan ("ESOP") Trust from an unaffiliated commercial bank totalling $667,000. These borrowings were guaranteed by First Republic and had interest rates which varied with the prime rate (see Note 16).
  The Company maintains accounts with certain primary securities dealers and, since February 1988, has entered into repurchase agreements to borrow short-term funds with investment securities as collateral. These borrowings bear interest at First Republic Bancorp rates which vary with market conditions and the securities are maintained under the control of the securities dealer. For 1996, borrowings under repurchase agreements averaged $275,000 and the maximum amount outstanding at any month-end was $1,522,000. For 1995, borrowings under repurchase agreements averaged $2,321,000 and the maximum amount outstanding at any month-end was $13,522,000.

8 Senior Subordinated Debentures

Senior subordinated debentures are due September 30, 2003 and bear interest ranging from 10% to 11% (average rate 10.6%). The senior subordinated debentures pay interest monthly. The Company may be required to redeem the senior subordinated debentures early only upon death of the holder.

9 Subordinated Debentures

The Company's subordinated debentures consist of two issues, with outstanding amounts as follows at December 31:

                                             1996         1995
                                      ........................
Debentures maturing
  May 15, 2008, with semiannual
  interest payments at 8.5%           $12,963,000  $12,972,000
Debentures maturing
  January 15, 2009, with quarterly
  interest payments at:
  -- 8.0% until maturity                5,025,000    5,070,000
  -- 8.0% until reset                   1,527,000    1,537,000
                                      -----------  -----------
                                      $19,515,000  $19,579,000
                                      ===========  ===========

  The reset debentures pay interest at an initial rate of 8.0% with the interest rate subject to two adjustments in July 1999 and July 2004, at which time the rate paid will reset at a rate between 6.0% and 10.0% depending on market conditions.

10 Convertible Subordinated Debentures

In December 1992, the Company issued in a public offering $34,500,000 of convertible subordinated debentures maturing December 1, 2002. The debentures pay interest semi-annually at a 7 1/4% rate, are convertible into 2,524,210 shares of common stock at approximately $13.67 per share, and are redeemable after December 1, 1996 at a price of 103.0%, with the redemption premium declining at 0.50% per year ratable to par at maturity.
  In 1996, $3,815,000 of the convertible subordinated debentures were converted into 279,125 shares of the Company's common stock, resulting in $30,685,000 of the issue remaining outstanding at December 31, 1996. These conversions increased the Company's stockholders' equity by $3,658,000, after giving effect to a prorata portion of the unamortized issuance costs related to the debentures converted.

11 Interest Rate Caps

In connection with its asset and liability management policies, the Bank purchases interest rate cap contracts primarily as a protection against interest rates rising above the maximum rates on its adjustable rate loans. At December 31, 1996, the aggregate notional amount of interest rate cap contracts was $1,260,000,000, which mature in periods ranging from March 1997 through September 2000. At December 31, 1995, the notional amount of interest rate cap contracts owned by the Bank was $1,155,000,000 and during 1996 there were purchases of $275,000,000 and maturities of $170,000,000. The terms and amount of interest rate caps maintained by the Company is based on management's expectations about future interest rates and the level of maximum interest rates inherent in the Company's loans. Under the terms of the cap contracts, each with an unrelated commercial or investment banking institution, the Bank will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate ("LIBOR") for any period during the agreement in which such rate exceeds a rate generally ranging from 8.5% to 12.0% as established in each agreement. The Company has no future financial obligation related to its cap contracts. Additionally, $37,400,000 of the Bank's advances with the FHLB contain interest rate caps of 12% as part of the borrowing agreement. The Company evaluates the credit worthiness of its counterparties under interest rate cap contracts and has established an approved limit for each institution. The Company is exposed to market risk to the extent its counterparties are unable to perform; however, the Company does not expect such nonperformance. The amortization of interest rate cap costs increased interest expense by $1,673,000 in 1996, $1,688,000 in 1995, and $1,210,000 in 1994.
  Additionally, the Bank purchased in 1994 certain shorter-term interest rate cap contracts as protection against increases in interest rates during 1995 and 1996. The Company owned monthly repricing caps in the notional principal amount of $150,000,000 with a strike rate which increased from 6.75% to 8.92% over the period from April 1995 to maturity in July 1996 and $50,000,000 of interest rate caps with a strike rate of 8% until maturity in December 1996; all of these agreements had matured at December 31, 1996.

12 Income Taxes

The annual provision for income taxes consists of the following:

                        1996         1995         1994
                  ....................................
Federal taxes:
  Current         $6,125,000  $ 2,957,000   $2,761,000
  Deferred           502,000   (2,383,000)     771,000
                  ----------  -----------   ----------
                   6,627,000      574,000    3,532,000
State taxes:
  Current          1,657,000      752,000      836,000
  Deferred           479,000     (640,000)     567,000
                  ----------  -----------   ----------
                   2,136,000      112,000    1,403,000
                  ----------  -----------   ----------
Total             $8,763,000  $   686,000   $4,935,000
                  ==========  ===========   ==========

First Republic Bancorp


  The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

                                1996       1995       1994
                               ...........................
Expected statutory rate        35.0%      35.0%      35.0%
State taxes,
  net of federal benefits       6.5        4.0        7.5
                               ----       ----       ----
Other, net                      (.3)      (2.0)      (2.2)
Effective tax rate             41.2%      37.0%      40.3%
                               ====       ====       ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                 1996           1995
                                           .........................
Deferred tax assets:
  Bad debt deduction                       $6,586,000     $5,693,000
  Deferred franchise tax                      743,000        363,000
  Other deferred tax assets                    36,000         10,000
  Depreciation and amortization                92,000             --
                                           ----------     ----------
    Total gross deferred tax assets         7,457,000      6,066,000
    Less valuation allowance                 (421,000)      (421,000)
                                           ----------     ----------
    Deferred tax assets                     7,036,000      5,645,000
                                           ----------     ----------
Deferred tax liabilities:
  Loan fee income                           4,447,000      2,068,000
  FHLB stock dividend income                  273,000        269,000
  Tax on net unrealized gain on
    available for sale securities             162,000         57,000
  Depreciation and amortization                    --         11,000
                                           ----------     ----------
    Total gross deferred tax liabilities    4,882,000      2,405,000
                                           ----------     ----------
    Net deferred tax asset                 $2,154,000     $3,240,000
                                           ==========     ==========


  The net deferred tax asset represents recoverable taxes and is included in other assets. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

13 Stockholders' Equity

Upon Board of Directors' authorization, the Company repurchased in the open market 25,750 shares of common stock in 1993, 326,647 shares in 1994 and 133,603 shares in 1995. As of December 31, 1995, 486,000 shares were held as treasury stock, with a total cost of $5,763,000. During 1996, 60,606 shares of such treasury stock with a fair market value of $1,000,000 were reissued to the Company's ESOP (see Note 16). At December 31, 1996, there were 425,394 shares held as treasury stock with a total cost of $4,763,000.
  The Company's ability to pay cash dividends on its common stock is restricted to approximately $10,714,000 at December 31, 1996 under terms of its subordinated debentures. No cash dividends may be paid by the Company if, upon giving effect to such dividend, a default in the payment of interest or principal on the convertible subordinated debentures shall exist or occur. For 1996, First Republic received or was due dividends of $4,264,000 from First Republic Savings Bank.
  The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.
  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total capital and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.
  As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.
  The actual capital amounts and ratios of the Company on a consolidated basis and the Bank are also presented in the follow-ing table. First Republic is not a bank holding company at the present time and is not subject to the Federal Reserve Board's bank holding company regulations. However, the Company's capital and ratios are presented as if such regulations applied.

                                                                                   To Be Well
                                                                                Capitalized Under
                                                          For Capital           Prompt Corrective
                                     Actual            Adequacy Purposes        Action Provisions
                               ----------------     --------------------     -----------------------
(in $ thousands)                 Amount   Ratio        Amount       Ratio      Amount          Ratio
                               .....................................................................
As of December 31, 1996
  Total Capital (to Risk
  Weighted Assets):
    Consolidated               $203,477   14.8%     $110,012         8.0%      $137,515        10.0%
    Bank                       $177,397   13.0%     $109,115         8.0%      $136,394        10.0%
Tier 1 Capital (to Risk
 Weighted Assets):
    Consolidated               $126,122    9.2%     $ 55,006         4.0%      $ 82,509         6.0%
    Bank                       $150,347   11.0%     $ 54,558         4.0%      $ 81,837         6.0%
Tier 1 Capital (to Average
 Assets):
    Consolidated               $126,122   5.90%     $ 85,506         4.0%      $106,883         5.0%
    Bank                       $150,347   7.09%     $ 84,822         4.0%      $106,028         5.0%


14 Stock Compensation Plans

At December 31, 1996, the Company has five stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for its fixed stock options and its stock purchase plan. In 1996, the compensation cost that has been charged against income for its 1995 Performance-Based Contingent Stock Options was $370,000. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share ("EPS") would have been reduced to the pro forma amounts indicated below:

                            1996        1995
                     .......................
Net Income
  As Reported        $12,507,000  $1,170,000
  Pro Forma          $11,713,000  $  660,000
Primary EPS
  As Reported        $      1.62  $     0.15
  Pro Forma          $      1.52  $     0.09
Fully Diluted EPS
  As Reported        $      1.37  $     0.15
  Pro Forma          $      1.30  $     0.09

  Pro forma net income and EPS amounts reflect only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of up to three years and compensation cost for options granted prior to January 1, 1995 is not considered. Further, the effects of applying SFAS No. 123 for disclosing compensation cost may not be representative of the effects on the reported net income for future years.
  The Company has granted fixed options under two programs. At December 31, 1996, under the 1985 Employee Stock Option Plan (the "1985 Option Plan"), there were remaining options on 620,093 shares of common stock reserved for issuance and options on 608,911 shares had been granted to employees, 607,161 of which were exercisable. Additionally, the Company has granted options to its directors, to directors of the Bank, and management personnel for 480,143 shares of common stock. Under all such option agreements, the exercise price of each option equals the market price of the Company's stock (or the tangible book value per share if higher) on the date of grant. Options generally vest at the date of grant and have a maximum term of ten years.
  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995, respectively: No dividends are paid for all years; expected volatility of 34%, and 39%; risk-free interest rates of 6.75% and 6.41%; and expected lives of ten years and ten years.


                                                                             51
                                                                            ....

First Republic Bancorp

        A summary of the status of the Company's fixed stock options as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                    1996                  1995
                          ----------------------  ---------------------
                                       Weighted-              Weighted-
                                         Average                Average
                                        Exercise               Exercise
Fixed Options                 Shares       Price     Shares       Price
                          .............................................

Outstanding at
  beginning of year        1,020,730      $10.23  1,016,476      $10.16
  Granted                    105,600       15.51     24,580       13.99
  Exercised                  (31,519)      12.31     (6,148)       9.28
  Forfeited                   (5,757)      13.60    (14,178)      12.10
                           ---------              ---------
Outstanding at
  end of year              1,089,054      $10.66  1,020,730      $10.23
                           =========              =========
Options exercisable at
  year-end                 1,087,304              1,015,730
Weighted-average fair
  value of options
  granted during the year      $8.83                  $7.75

  The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                              Options Outstanding
                 -------------------------------------------
                               Weighted-Avg.                    Number of
Range of                           Remaining   Weighted-Avg.  Exercisable
Exercise Prices     Number  Contractual Life  Exercise Price      Options
 .........................................................................
 $6.74 to  9.50    530,517         2.9 years          $ 7.20      530,517
  9.51 to 12.00     90,314         5.7 years           11.65       90,314
 12.01 to 14.50    196,964         5.8 years           12.94      195,464
 14.51 to 16.02    271,259         7.6 years           15.46      271,009
                 ---------                                    -----------
 $6.74 to 16.02  1,089,054         4.8 years          $10.66    1,087,304
                 =========                                    ===========



Employee Stock Purchase Plan

Under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"), the Company is authorized to issue up to 424,360 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Purchase Plan, employees can purchase shares of the Company's common stock at 90% of the closing price at the end of each semimonthly payroll period, subject to an annual limitation of common stock valued at $25,000. Approximately 37% of eligible employees have participated in the Purchase Plan in the last three years and a total of 41,488 shares have been sold to employees under the Purchase Plan since its inception. Under the Purchase Plan, the Company sold 14,608 shares, 7,843 shares, and 12,181 shares to employees in 1996, 1995, and 1994, respectively. Under SFAS No. 123, no compensation cost is recognized for the Purchase Plan because the discount from market price offered to employees approximates the Company's historical stock issuance costs.

Performance-Based Stock Options

Under its 1992 Performance-Based Contingent Stock Options ("1992 Contingent Options") and its 1995 Performance-Based Contingent Stock Options ("1995 Contingent Options"), the Company has granted selected executives and other key employees stock option awards, the vesting of which has been or continues to be contingent upon achieving targeted increases in the Company's tangible book value per share. The number of shares subject to option under the 1992 Contingent Options is limited to 477,405 shares and the options carry an exercise price of $14.84. The number of shares subject to option under the 1995 Contingent Options is 350,000 and the options carry an exercise price of $13.13. The exercise price of each option, which has a ten-year life, is equal to the market price of the Company's stock on May 7, 1992 and December 31, 1995, respectively, the dates the options were created and the dates on which most of the options were granted.

        The fair value of the 1995 Contingent Options granted in 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.7%, no dividends are paid, expected life of ten years, and volatility of 38.5%.

        A summary of the status of the Company's performance-based stock options as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                              1996                1995
                       ------------------  ------------------
                                Weighted-           Weighted-
                                  Average             Average
                                 Exercise            Exercise
Performance Options     Shares      Price   Shares      Price
-------------------    ......................................

Outstanding at
  beginning of year    819,905     $14.13  477,405     $14.84
  Granted                7,500      13.13  342,500      13.13
  Exercised                 --                  --
  Forfeited                 --                  --
                       -------             -------
Outstanding at
  end of year          827,405     $14.12  819,905     $14.13
                       =======             =======
Options exercisable
  at year-end          436,159     $14.31  434,659     $14.57
Weighted-average fair
  value of options
  granted during
  the year               $7.69               $7.69


        As of December 31, 1996, 366,159 of the 477,405 performance options granted under the 1992 Contingent Plan were vested and exercisable; these options have an exercise price of $14.84 and a remaining contractual life of 5.3 years. At December 31, 1996, 70,000 of the 350,000 performance options granted under the 1995 Contingent Plan were vested and exercisable and an additional 94,164 options were earned as a result of 1996 increases

                                                          First Republic Bancorp

in tangible book value per share; these options have an exercise price of $13.13 and a remaining contractual life of 9.0 years. The Company expects that the nonvested awards under the 1995 Contingent Plan at December 31, 1996 may vest in 1997 and 1998 based on projected increases in tangible book value per share.

15 Commitments

At December 31, 1996, the Company had conditional commitments to originate loans of $29,594,000 and to disburse additional funds on existing loans and lines of credit of $100,445,000. The Company's commitments to originate loans are agreements to lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
     Future minimum rental payments required under operating leases, including the Company's office facilities, that have initial or remaining noncancellable terms in excess of one year at December 31, 1996 are as follows: 1997-- $1,794,000; 1998--$1,720,000; 1999--$1,477,000; 2000--$1,277,000; 2001--
$682,000; thereafter $2,489,000. Rent and related occupancy expense was $1,710,000 in 1996, $1,742,000 in 1995 and $1,398,000 in 1994.

16 Employee Benefit Plans

The Company has a deferred compensation plan ("the 401k Plan") under section 401(k) of the Internal Revenue Code under which it matches, with contributions from net income, up to 5% of each contributing member employee's compensation. Company contributions to the 401k Plan in 1996, 1995 and 1994 were approximately $462,000, $340,000 and $324,000, respectively. The Company established an Employee Stock Ownership Plan ("ESOP") in 1985 which enables eligible employees to own common stock of First Republic. The ESOP Trust has borrowed funds to purchase shares of common stock at the market price at the time of purchase. The Company has guaranteed these borrowings and make contributions to the Trust, in amounts required to make principal and interest payments. As the debt is repaid, the common stock is allocated to the accounts of the ESOP's participants, with vesting over a period of five years. The Company made contributions of $353,000, $683,000 and $615,000 to the ESOP in 1996, 1995 and 1994, respectively, of which $20,000, $33,000 and $65,000 represents interest expense. Additional compensation expense of $5,000 in 1996 was recognized using the shares allocated method, based on the fair value of such shares. The number of shares allocated by the ESOP were 20,202 in 1996, 67,154 in 1995, and 60,549 in 1994. At December
31, 1996, the ESOP holds 325,212 shares allocated to participants and 40,404 unallocated shares, which had a fair value of $677,000.
     Since inception, the Company has not offered any other employee benefit plans and, at December 31, 1996, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible to participate in the Company's 401k and ESOP plans after six months of full time employment and in the Employee Stock Purchase Plan after one year.

17 Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgement in assessing fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 1996 and 1995; therefore estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.
     The estimated fair values presented neither include nor give effect to the values associated with the Company's existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of money market and passbook accounts is equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded.
     Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

Cash, short-term investments and deposits: Current carrying amounts approximate estimated fair value.

Investment securities: For securities held to maturity and carried at amortized cost, as well as available for sale securities, current market prices or quotations were used to determine fair value.

First Republic Bancorp


FHLB stock: FHLB stock has no trading market, is required as part of membership, and is redeemable at par; therefore, its fair value is equal to its cost.

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

        The fair value of single family, multifamily, and commercial mortgages is based primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated using quoted prices and by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgementally determined using available internal and market information.

        The fair value of nonaccruing loans and certain other loans is further adjusted with an additional risk factor reflecting the individual characteristics of the loans, including delinquency status and the results of the Company's internal loan grading process.

Mortgage servicing rights: The fair value of mortgage servicing rights related to loans originated and sold by the Company or purchased mortgage servicing rights is based on estimates of fair values for servicing rights with similar characteristics, with no value attributed to servicing rights on past due loans.

Deposit liabilities: The fair value of deposits with a stated maturity is based on the discounted value of contractual cash flows, using a discount rate based on rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

FHLB advances: The Company's FHLB advances consist primarily of long-term adjustable rate borrowings. Using current terms quoted by the FHLB to the Company, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity, and includes approximately $90,000 for the fair value of $37.4 million of interest rate cap agreements with the FHLB imbedded in these advances.

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

                                    December 31, 1996          December 31, 1995
                               --------------------------   -------------------------
                                  Carrying           Fair    Carrying           Fair
(In $ thousands)                    Amount          Value      Amount          Value
                               ......................................................

Assets:
  Cash                         $    29,298   $     29,298  $   31,118   $     31,118
  Investments                      156,572        156,395     140,913        140,394
  FHLB stock                        32,649         32,649      30,321         30,321
  Loans, net                     1,902,813      1,928,103   1,659,815      1,678,839
  Servicing rights                   1,397         11,000         449          7,203

Liabilities:
  Deposits                       1,353,148      1,355,229   1,140,441      1,114,397
  Borrowings                       592,197        585,768     570,530        564,791
  Subordinated
    debentures                      29,481         28,204      29,553         28,497
  Convertible
    debentures                      30,685         37,743      34,500         36,398

Off-balance sheet:
  Interest rate caps                 2,507            971       3,822          1,572
  Interest rate swaps                   --          2,142          --          3,295

18 First Republic Bancorp Inc.

(Parent Company Only)

Condensed Balance Sheet

December 31,                                       1996         1995
                                           .........................
Assets
Cash and investments                       $  5,665,000 $  5,706,000
Loans, net                                      509,000      335,000
Investment in subsidiaries                  160,277,000  145,246,000
Advance to subsidiaries                              --      374,000
Other assets                                 22,200,000   21,531,000
                                           ------------ ------------
                                           $188,651,000 $173,192,000
                                           ============ ============
Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities    $ 1,408,000  $   879,000
Other borrowings                                667,000           --
Subordinated debentures                      29,481,000   29,553,000
Convertible subordinated debentures          30,685,000   34,500,000
                                           ------------ ------------
                                             62,241,000   64,932,000
                                           ------------ ------------
Stockholders' equity                        126,410,000  108,260,000
                                           ------------ ------------
                                           $188,651,000 $173,192,000
                                           ============ ============

Condensed Statement of Income

Year Ended December 31,                1996           1995          1994
                                ...........     ..........    ..........

Interest income                  $  289,000     $  474,000    $  286,000
Interest expense                  5,737,000      5,809,000     5,742,000
Dividends from subsidiaries       3,190,000        982,000     2,500,000
Other income                      4,487,000      3,501,000     5,031,000
General and administrative
  expense                         3,896,000      2,031,000     1,979,000
                                -----------     ----------    ----------
Operating income (loss)          (1,667,000)    (2,883,000)       96,000

Equity in undistributed
  earnings of subsidiaries       14,174,000      4,053,000     7,207,000
                                -----------     ----------    ----------
Net income                      $12,507,000     $1,170,000    $7,303,000
                                ===========     ==========   ===========

Condensed Statement of Cash Flows

Year Ended December 31,                 1996           1995          1994
                                ............    ...........   ...........

Operating Activities:
  Net Income                    $ 12,507,000    $ 1,170,000   $ 7,303,000
Adjustments to net cash from
  operating activities:
  Provision for losses               (65,000)            --            --
  Gain on sale of servicing               --             --      (703,000)
  Increase in other assets          (669,000)      (820,000)   (1,631,000)
  Increase (decrease) in
    other liabilities                592,000       (607,000)      575,000
  Equity in undistributed
    earnings of subs.            (14,174,000)    (4,053,000)   (7,207,000)
                                ------------    -----------   -----------
  Net Cash Used                   (1,809,000)    (4,310,000)   (1,663,000)

Investment Activities:
  Loans originated                (1,284,000)            --    (1,358,000)
  Loans sold or repaid             1,175,000      1,334,000     1,640,000
  Servicing sold                          --             --       738,000
  Capital from (into) subs.               --             --     4,413,000
  Advances to subs., net             374,000       (160,000)      816,000
                                ------------    -----------   -----------
  Net Cash Provided                  265,000      1,174,000     6,249,000

Financing Activities:
  Net increase (decrease)
    in other borrowings              667,000       (650,000)     (550,000)
  Net decrease in
    def. comp. ESOP                  333,000        650,000       550,000
  Issuance of subordinated
    debentures, net                  (72,000)      (124,000)    3,220,000
  Sale of stock                      575,000        174,000       463,000
  Purchase of treasury stock              --     (1,448,000)   (3,964,000)
                                ------------    -----------   -----------
   Net Cash Provided (Used)         1,503,000    (1,398,000)     (281,000)

Increase (decrease) in Cash          (41,000)    (4,534,000)    4,305,000
Cash at start of year              5,706,000     10,240,000     5,935,000
                                ------------    -----------   -----------
Cash at end of year              $ 5,665,000     $5,706,000   $10,240,000
                                ============    ===========   ===========

Independent Auditors' Report


The Board of Directors and Stockholders
First Republic Bancorp Inc.:

        We have audited the accompanying consolidated balance sheet of First Republic Bancorp Inc. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bancorp Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP


San Francisco, California
January 28, 1997

First Republic Bancorp


Management's Discussion and Analysis
of Financial Condition and Results of Operations


Results of Operations

The Company derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Company receives on loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) the origination and sale of real estate secured loans in the secondary market; and
(3) servicing fee and other income which results from the ongoing servicing of such loans for investors. The discussion of the Company's results of operations for the past three fiscal years which follows should be read in conjunction with the Consolidated Financial Statements and related notes thereto presented elsewhere and incorporates the charts shown in this annual report. In addition to historical information, this report includes certain forward-looking statements regarding events and trends which may affect the Company's future results. Such statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially. Such factors include, but are not limited to, those described in this discussion and analysis.
     In 1996, the Company's earnings were increased, compared to 1995, as the impact of interest rate volatility diminished and the lingering effects of the January 1994 Northridge earthquake declined; as a result of these factors and continued asset growth in 1996, there was higher net interest income, lower average nonearning assets, and lower provisions for losses. Loan origination volume increased to $848,278,000 compared to $584,388,000 in 1995, primarily due to higher volume of adjustable rate home loan originations and increased purchases of homes. Total assets increased to $2,156,599,000 at December 31, 1996 from $1,904,253,000 at December 31, 1995, as the Company expanded its single family mortgage loans to $1,260,039,000, or 66% of the total loan portfolio. During 1996, total deposits increased $212,707,000, or 19%, in part due to the result of adding two new deposit locations in the last half of 1995 and one in late 1996.

Interest Income and Expense

Interest income on loans rose to $145,474,000 in 1996 from $127,341,000 in 1995 and $100,816,000 in 1994, primarily due to increased average loan balances outstanding for each year. The Company's adjustable rate mortgage loans earn interest at rates which depend on loan terms and market interest rates. The Company's loans earned an average rate of 8.00% in both 1996 and 1995 and 7.31% in 1994. The average yield on the Company's loans was lower in 1994 for a number of reasons. As a result of low market rates and competitive conditions in 1993, the Company added single family home loans with low initial introductory rates and other loans were repaid or repriced downwards, as market rates declined. In 1994, interest rates rose throughout the year, so the average yield on loans in 1995 gradually increased due to periodic interest rate changes which are generally limited in frequency and amount for mortgages. On average, interest rates and indices on which the Company's ARM loans reprice were stable throughout 1996. The average balance of the Company's loans was $1,818,100,000 for 1996, compared to $1,591,827,000 and $1,379,640,000 for 1995 and 1994,
respectively. Loans totalled $1,923,449,000 at December 31, 1996.
     Interest income on short-term investments, investment securities and FHLB stock increased to $14,272,000 in 1996 and $12,253,000 in 1995 compared to $8,549,000 in 1994, as a result of earning higher rates on increased average balances. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 7.00% in 1996 and 6.79% in 1995 compared to 5.39% in 1994. During 1996 and 1995, the interest rates earned on these assets increased due to asset repricings at higher average market rates and increased earnings on FHLB stock. At December 31, 1996, the book value of cash, short-term investments, investment securities and FHLB stock was $218,519,000 compared to $202,352,000 at December 31, 1995.
     Total interest expense increased to $113,034,000 in 1996 compared to $104,913,000 in 1995 and $71,435,000 in 1994. Total interest expense consists of three components: interest expense on deposits, interest expense on FHLB advances and other borrowings, and interest expense on debentures. Interest expense on deposits, comprised of NOW checking accounts, money market and passbook accounts and certificates of deposit, was $72,025,000 in 1996 compared to $62,133,000 in 1995 and $41,024,000 in 1994. The Company's outstanding deposits have grown to $1,353,148,000 at December 31, 1996 from $1,140,441,000 at December 31, 1995 and $948,833,000 at December 31, 1994. This deposit growth is attributable to increased deposit-gathering activities and the opening of additional branches. The Company's average cost of deposits decreased to 5.74% for 1996 from 5.93% for 1995, and was 4.78% in 1994. The general increase in market interest rates contributed to the higher average cost of deposits for 1995. As market rates stabilized in 1996, the average cost of deposits declined as term deposits rolled over at lower rates. The Company's new branches have allowed additional deposits to be raised in existing markets at competitive terms, although extensive competition for new

                                                          First Republic Bancorp


deposits affects the cost of incremental deposit funds. At December 31, 1996, the weighted average rate paid by the Company on its deposits was 5.57%, compared to 5.88% at December 31, 1995.

  The Bank became the first voluntary member of the San Francisco FHLB in 1990 and began to utilize FHLB advances as a cost effective alternative source of funds for asset growth. The Company's total outstanding FHLB advances were $591,530,000 at December 31, 1996 and $570,530,000 at December 31, 1995. Until
1994, the average cost of FHLB advances was lower than the total costs of deposits, in part because market rates of interest were declining and because such advances require no deposit insurance premiums. Also, operational overhead costs are less for FHLB advances than those associated with deposits.

  Interest expense on FHLB advances and other borrowings was $35,292,000 in 1996 as compared with $37,003,000 in 1995 and $24,736,000 in 1994. The average cost of these liabilities was 5.96% in 1996 compared to 6.60% in 1995 and 4.80% in 1994, with the fluctuations primarily due to changes in average market interest rates. At December 31, 1996 and 1995, the weighted average rate paid on the Company's long-term FHLB advances was 5.94% and 6.16%, respectively. In 1994 and 1995, the cost of FHLB advances increased more rapidly than the cost of the Company's deposits, due to rapidly rising short term interest rates. The Company's advances have interest rates which generally adjust semiannually and to a lesser extent annually, with repricing points spread throughout the year. Since there are no limitations on the amount that the interest rate on FHLB advances may increase, at each repricing point the cost of an FHLB advance fully reflects market rates. Advances from the FHLB must be collateralized by the pledging of mortgage loans and FHLB stock which are assets of the Bank and, although the Bank may substitute other loans for such pledged loans, the Bank is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 1996, the Bank had an approved borrowing capacity with the FHLB of $856,000,000, approximately 40% of its total assets. The Company expects that the interest rates paid on FHLB advances will continue to fluctuate with changes in market rates and the Company will continue to emphasize retail deposits to fund a significant percentage of future asset growth.

  Interest expense on debentures includes interest payments and amortization of debt issuance costs on the Company's term capital-related subordinated and convertible subordinated instruments. The average cost of these liabilities was 8.97% in 1996, 9.01% in 1995, and 9.01% in 1994. At December 31, 1996 and 1995,
the weighted average rate paid on outstanding debentures was 8.10% and 8.11%, respectively.

  Included in interest expense is the amortization of the cost of interest rate cap agreements. The Company purchases interest rate cap agreements to reduce its exposure to rising interest rates, as more fully discussed under the caption "Asset and Liability Management." At December 31, 1996, the Company owned a portfolio of interest rate cap agreements with a net cost of $2,507,000. These costs are amortized over the lives of the agreements, resulting in expenses of $1,673,000 in 1996, $1,688,000 in 1995 and $1,210,000 in 1994. These costs added approximately 0.09% to the overall rate paid on liabilities in 1996, 0.10% in 1995, and 0.08% in 1994.

Net Interest Income

  Net interest income constitutes the principal source of income for the Company. The Company's net interest income increased to $46,712,000 in 1996 from $34,681,000 in 1995 and $37,930,000 in 1994. The increase in net interest income for 1996 resulted primarily from the growth in lower cost deposit products and a lower average level of nonearning assets, as well as generally lower and more stable market rates of interest which resulted in the average cost on FHLB advances decreasing more rapidly than the average yield on loans.

  The Company's net interest spread increased to 1.98% in 1996 from 1.60% in 1995 and 2.13% in 1994. The following table presents the average yields earned and rates paid on the Company's interest-earning assets and interest-bearing liabilities for the past three years.

                                    1996    1995    1994
                                   .....................
Cash and investments               7.00%   6.79%   5.38%
Loans                              8.00%   8.00%   7.31%
                                   -----   -----   -----
All interest-earning assets        7.90%   7.87%   7.11%
                                   -----   -----   -----
Deposits                           5.74%   5.93%   4.78%
Borrowings                         5.96%   6.60%   4.80%
Debentures                         8.97%   9.01%   9.01%
                                   -----   -----   -----
All interest-bearing liabilities   5.91%   6.27%   4.97%
                                   -----   -----   -----
Net interest spread                1.98%   1.60%   2.13%
                                   =====   =====   =====
Net interest margin                2.32%   1.97%   2.47%
                                   =====   =====   =====
Interest-earning assets as %
of interest-bearing liabilities     106%    106%    107%
                                   =====   =====   =====

First Republic Bancorp


Profile of Lending Activities

The Company's current strategy is to emphasize the origination of loans secured by single family residences and to limit the origination of multifamily and commercial real estate mortgage loans. At December 31, 1996, 87% of loans on the Company's balance sheet adjust or were due within one year. As a portfolio lender and seller in the secondary market, some single family loans, including substantially all long-term fixed rate loans, are originated for sale, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 1996, the Company has originated approximately $5.8 billion of loans, of which approximately $2.0 billion have been sold to investors. The Company's loan originations totalled $848,278,000 in 1996, $584,388,000 in 1995, and $784,486,000 in 1994. The level of loan originations in 1996 and 1994 reflected increased single family lending as a result of the relatively lower rates of interest available to borrowers and increased home purchases in the Company's primary markets in 1996. For much of 1995, a relatively flat yield curve resulted in lower single family ARM lending. Management expects that loan origination volume for 1997 may approximate the 1996 level, based on the current level of interest rates and home purchase volume, as well as current conditions in the local economies and the secondary market for mortgage loans.
  The Company focuses on originating a limited number of loans by property type, location and borrower. The Company's loans are of sufficient average size to justify executive management's involvement in most transactions. Approximately 80% of the Company's loans are secured by properties located within 20 miles of one of the Company's offices.
  The following table shows the Company's loan originations during the past two years by property type and location:


                             1996              1995
                        --------------    -------------
(In $ millions)              $       %         $      %
                        ...............................
Single Family:
   San Francisco        $459.6     54%    $291.4    50%
   Los Angeles           139.0     17      105.0    18
   San Diego              45.2      5       16.1     3
   Las Vegas                --      -        0.5     -
                        ------    ---     ------   ---
                         643.8     76      413.0    71
                        ------    ---     ------   ---

Income Property:
   San Francisco          38.9      5       53.6     9
   Los Angeles            12.9      1       10.2     2
   Las Vegas              50.7      6       35.7     6
                        ------    ---     ------   ---
                         102.5     12       99.5    17
                        ------    ---     ------   ---
Construction              97.7     12       69.4    12
Other                      4.3     --        2.6    --
                        ------    ---     ------   ---
Total                   $848.3    100%    $584.5   100%
                        ======    ===     ======   ===



  The Company has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for single family loans in excess of $1,100,000 when the loan-to-value ratio is greater than 65%. The Company's policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios decline as the size of the loan increases. At origination, the Company generally does not exceed 75% loan-to-value ratios for multifamily loans and 70% loan-to-value ratios for commercial real estate loans. The weighted average loan-to-value ratios on loans originated in 1996 were 67% on single family, 61% on multifamily and 60% on commercial real estate loans.
  The Company's collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Company has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.
  At December 31, 1996, 59% of the Company's loans are secured by properties located in the San Francisco Bay Area, 20% in Los Angeles County, 2% in San Diego County and 9% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit, aggregated $1,260,039,000 and accounted for 66% of the Company's total loans, while multifamily loans were $320,715,000 or 17% and loans secured by commercial real estate were $285,141,000 or 15%. During 1996 and 1995, the Company's continued emphasis on single family mortgage lending resulted in an increase in the dollar amount and proportion of its loans secured by single family homes. Since December 31, 1994, an amount equal to 98% of all net loan growth is represented by growth in single family home loans.
  The following table presents an analysis of the Company's loan portfolio at December 31, 1996 by property type and major geographic location.

                          San       Los                               Total
                    Francisco   Angeles   Las Vegas,          -----------------
(In $ millions)      Bay Area    County       Nevada   Other         $        %
                    ...........................................................
Single family          $  786      $267         $ 10    $197    $1,260      66%
Multifamily               137        68          100      16       321      17%
Commercial                191        33           44      17       285      15%
Construction               11        11           19       3        44       2%
Other                       5         3            1       4        13      --%
                       ------      ----         ----    ----    ------     ----
Total                  $1,130      $382         $174    $237    $1,923     100%
                       ======      ====         ====    ====    ======     ====
Percent by
  location                59%       20%           9%     12%      100%

Asset Quality

The Company places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the


 58
 ....

                                                          First Republic Bancorp


ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Company grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally receipt of at least six consecutive payments.
     On January 17, 1994, the Northridge earthquake struck the Los Angeles area, causing significant damage to real estate throughout the area. The Company's loans secured by low to moderate income multifamily properties were primarily affected by this event, either by direct property damage, loss of tenants, or economic difficulties resulting from lower rental revenues. First Republic has worked with borrowers to assist them, including applying for disaster relief funds and modifying the terms of loans. Such loan modifications generally have deferred the timing of payments, reduced the rate of interest collected or, in some cases, lowered the principal balance. As a result of the lingering effects of this natural disaster, the Company experienced loan delinquencies, REO foreclosures, and additional loan loss provisions at levels higher than previous historical experience.
     Also, the Company experienced higher levels of nonaccrual and restructured loans during 1994 and 1995, due to the effects of the recessionary conditions in California on a portion of the Company's borrowers. The recession reduced the ability of some of the Company's income property borrowers to perform under the terms of their loan agreements and reduced the value of some of the properties securing the Company's loans. The Company's policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Company's general policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market. For certain properties, the Company has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition.
     The following table presents the dollar amount of nonaccruing loans, REO, restructured performing loans, and accruing single family loans over 90 days past due, as well as the ratio to total assets at the end of the last two years.



December 31,                                   1996         1995
                                        ........................
Nonaccruing loans                       $24,254,000  $36,550,000
Real estate owned                         4,313,000   10,198,000
                                        -----------  -----------
Total nonaccruing assets                 28,567,000   46,748,000
Restructured performing loans             7,220,000   12,795,000
                                        -----------  -----------
Nonaccruing and restructured assets     $35,787,000  $59,543,000
                                        ===========  ===========
Accruing single family loans
  over 90 days past due                 $ 4,565,000  $ 3,747,000
                                        ===========  ===========
Percent of Total Assets:
  All nonaccruing assets                       1.32%        2.46%
  Nonaccruing and restructured assets          1.66%        3.13%


     At December 31, 1996, nonaccruing loans and REO had declined 33% from the level at June 30, 1996 as a result of loan payoffs, REO sales, and writedowns. Nonaccruing assets at December 31, 1996 included $17,521,000 of loans and REO adversely affected by the earthquake. Restructured performing loans were paying at a weighted average rate of 8.12% at December 31, 1996 and $6,074,000 of these loans are eligible for removal from this category in 1997.
     At December 31, 1996, the REO balance of $4,313,000 consists of 3 properties. Since late 1992, the Company has owned an 800 acre parcel of land in the San Francisco Bay Area and the Company reduced the carrying value of this asset by $1,370,000 during 1996 and $1,093,000 during 1995, all of which was recorded as REO expense.
     The Company's asset quality measures improved significantly in the last half of 1996, as a result of improved economic conditions in local markets, increased buyer interest in REO properties and aggressive foreclosure and collection efforts. The Company expects nonaccruing loans and REO will continue to decline in dollar amount and as a percent of total assets in 1997, although the future level of nonaccruing assets depends upon the timing of the sale of existing and future REO properties and the performance of borrowers under loan terms.

Provisions for Losses and Reserve Activity

At loan origination, the Company establishes a reserve for the inherent risk of potential future losses, based upon established criteria, including type of loan and loan-to-value or cash flow-to-debt service ratios. Since inception through December 31, 1996, the Company has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Company's cumulative single family loan loss experience since inception is 0.06% on all loans originated. For the three-year period ended December 31, 1996, average net chargeoffs on single family loans as a percentage of average single family loans was less than 0.02%. As of December 31, 1996, the Company has not experienced any losses on its permanent loan portfolio secured by real estate located in the Las Vegas market. Collectively, the single family loan and Las Vegas permanent loan categories represented 73% of the Company's total loans at December 31, 1996.
     Chargeoffs and losses on loans and REO are related primarily to income property loans originated by the Company prior to mid-1992, and have increased above historical levels in 1996, 1995, and 1994 due to effects of the earthquake and the difficult economic conditions in the Company's California markets in recent years. Net chargeoffs to the reserve for losses were $6,386,000 in 1996, $11,052,000 in 1995 and $8,056,000 in 1994. During 1996, 1995 and 1994,
chargeoffs of $5,119,000, $7,590,000 and $6,133,000, or 68%, 64% and 75%,
respectively, of total chargeoffs

First Republic Bancorp


for each year, related to loans adversely affected by the Northridge earthquake. During 1996, net chargeoffs were $302,000 for single family and $6,261,000 for multifamily; there were net recoveries of $150,000 for commercial real estate and $27,000 for other loans.

     The Company's reserve for possible losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Company's ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are essentially judgmental and may not be reduced to a mathematical formula and actual losses in any year may exceed reserve amounts.

     As a percentage of the Company's recorded investment in nonaccruing loans after previous writedowns, the reserve for possible losses was 72% at December 31, 1996 and 49% at December 31, 1995. Management's continuing evaluation of the loan portfolio, including the level of single family home loans, and assessment of economic conditions will dictate future reserve levels. The adequacy of the Company's total reserves is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its total reserves. In addition, the Company follows procedures for reviewing and grading all of the larger income property loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Company will determine appropriate levels of total reserves in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will provide additional reserves when the results of its problem loan assessment methodology or overall reserve adequacy test indicate additional reserves are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.

     Although substantially all nonaccrual loans have been reduced to their currently estimated collateral fair value (net of selling costs) at December 31, 1996, there can be no assurance that additional reserves or chargeoffs will not be required in the event that the properties securing the Company's existing problem loans fail to maintain their values or that new problem loans arise.

Asset and Liability Management

Management seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. To achieve this objective, the Company emphasizes the origination of adjustable rate or short-term fixed rate loans and the matching of adjustable rate asset repricings with short- and intermediate-term certificates of deposits, liquid deposits comprised of passbook, money market and NOW checking accounts, and adjustable rate borrowings.

     At the end of 1993, the Company maintained a positive 21% one year cumulative gap in anticipation of the possibility of rising interest rates. The Company continued to seek opportunities to extend the repricing terms of deposit liabilities during 1994, even though the yield curve was very steep, and short term interest rates were well below rates for 18 months or longer. In 1995, the yield curve flattened and market rates of interest declined. Despite the Company's positive repricing position, the Company's net interest margin decreased throughout 1994 and the first two quarters of 1995, but began to increase gradually in the third and fourth quarters of 1995. For most of 1996, market rates of interest were relatively stable and the Company's net interest margin was higher and more stable, averaging 2.32% in 1996 versus 1.97% in 1995. Important factors affecting the Company's net interest margin include the composition of the Company's customer deposits, the cost of the Company's FHLB advances, mortgage loan repricings being subject to interim limitations on asset repricings, the level of nonaccruing assets, and the Company's strategy to increase its home loans which generally carry lower margins. At December 31, 1996, approximately 88% of the Company's interest-earning assets and 80% of interest-bearing liabilities will reprice within the next year and the Company's one-year cumulative gap was positive 13%. If interest rates remain near the current level, the amount of lower cost transaction accounts increase and actual loan repayment rates are similar to projected repayment rates, the Company's most recent interest rate risk model indicates that the Company's net interest margin is expected to remain in the 1996 range or to increase modestly in 1997.

     Since 1986, the Company has entered into interest rate cap transactions primarily as a protection against interest rates rising above the maximum rates which can be earned on its adjustable rate loans. Under the terms of these transactions, which have been entered into with eight unrelated commercial or investment banking institutions, the Company generally will be reimbursed quarterly for increases in three-month LIBOR for any quarter

                                                          First Republic Bancorp


during the terms of the applicable transaction in which such rate, known as the strike rate, exceeds a rate ranging generally from 8.5% to 12%. The Company monitors the maximum rates, or life caps, on its loans as the loan portfolio changes due to loan originations and repayments. Generally, interest rate cap agreements are purchased with original terms of 3 years to 7 years and have strike rates which are 1% to 2% below the level of life caps on loans being originated at the time. The amount and terms of interest rate caps purchased depends on the Company's assessment of future interest rates, economic conditions and trends, and the general position in the interest rate cycle, as well as the current and expected composition of the loan portfolio.

     At December 31, 1996 and 1995, the Company owned interest rate cap agreements with an aggregate notional principal amount of approximately $1.2 billion. The Company purchased three year interest rate caps totalling $250 million with a 9% strike rate and $25 million with an 8.5% strike rate during 1996 and $50 million of three year interest rate caps with a 9% strike rate during 1995.

     The Company has entered into interest rate swap agreements in the notional principal amount of $25 million related to specific long term FHLB advances which bear a fixed rate of interest. The Company receives a fixed rate of interest under the swap agreements and pays a variable rate of interest to its swap counterparties, with the net differential paid on a periodic basis. During 1996 and 1995, the Company did not enter into any new interest rate swap agreements and $40.0 million of such agreements matured during 1995. The Company collected $624,000 for 1996, $1,027,000 for 1995, and $2,376,000 for 1994 from its swap counterparties which was recorded as a reduction of interest expense on borrowings. The weighted average rates paid for FHLB advances include the effect of interest rate swaps.

     The Company's asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented on pages 53 to 54 of this annual report. Because interest rates declined substantially throughout 1995 and modestly during the last six months of 1996, current market rates at the end of each year varied from those in effect at the time the Company took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. As a result of such rate decreases, at December 31, 1996 and 1995, the Company's adjustable rate loans and investments, in general, have a fair value above their carrying amount, while borrowings and debentures have a fair value below their carrying amount. Other factors affecting the Company's estimates of fair value include the conditions in the secondary market for single family mortgages, and the credit risk and liquidity risk assumptions used in these calculations.

     Summary information regarding the Company's asset and liability repricing at December 31, 1996 is as follows:

                                   0-6     7-12      1-5      Over   Not Rate
(In $ millions)                 Months   Months    Years   5 Years  Sensitive     Total
 .......................................................................................
Cash and investments          $  178.0  $  17.3  $    --    $ 23.2    $    --  $  218.5
Loans                          1,592.1     94.8    193.4      43.1         --   1,923.4
Other assets                        --       --       --        --       14.7      14.7
                              --------  -------  -------    ------    -------  --------
Total assets                   1,770.1    112.1    193.4      66.3       14.7   2,156.6
                              --------  -------  -------    ------    -------  --------
Deposits                         723.8    374.8    254.3        .3         --   1,353.2
FHLB advances and borrowings     478.5     10.0     80.5      22.5         --     591.5
Debentures                          --       --      1.5      58.6         --      60.1
Other                               --       --       --        --       25.4      25.4
Equity                              --       --       --        --      126.4     126.4
                              --------  -------  -------    ------    -------  --------
Total liabilities and equity   1,202.3    384.8    336.3      81.4      151.8  $2,156.6
                                                                               ========
Effect of interest rate swaps
  -- pay variable rates           25.0       --    (25.0)       --       --
                              --------  -------  -------    ------    -------
Repricing gap -- positive
  (negative)                  $  542.8  $(272.7) $(117.9)   $(15.1)   $(137.1)
                              ========  =======  =======    ======    =======
Cumulative repricing gap:
Dollar amount                 $  542.8  $ 270.1  $ 152.2    $137.1
Percent of total assets          25.2%    12.5%     7.1%      6.4%

First Republic Bancorp



Non-Interest Income

For 1996, service fee revenue, net of amortization costs on the Company's mortgage servicing rights, was $2,174,000 compared to $2,675,000 for 1995 and $2,330,000 for 1994. In the last six months of 1995 and the first six months of 1996, the Company experienced an increased level of prepayment activity, particularly with respect to treasury indexed ARM loans, resulting in increased amortization of servicing rights. Given the present size of the servicing portfolio, expected future loan sales and the current level of interest rates, the Company expects that the future range of net service fee revenues will be approximately at the 1996 level as long as interest rates are relatively stable.
  Total loans serviced were $799,500,000 at December 31, 1996, with an average portfolio of $790,833,000 for 1996, $823,965,000 for 1995, and $849,652,000 for
1994. The percentage of service fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Company receives service fees generally ranging from 0.25% to 0.50% and averaged 0.34% for 1996, 0.37% for 1995 and 0.36% for 1994.
  Loan and related fee income was $1,435,000 in 1996, $1,289,000 in 1995 and $1,915,000 in 1994. This category includes late charge income which increases as the average loan and servicing portfolios grow, and prepayment penalty and pay-off fee income which varies with loan repayment activity.
  The Company sells whole loans and loan participations in the secondary market under several specific programs. Loan sales were $172,769,000 in 1996, $99,232,000 in 1995, and $216,951,000 in 1994. For the last six months of 1994 and all of 1995, the level of loan sales was modest. The higher level of loans sold in 1996 was a result of higher single family lending volume, lower interest rates which created more customer demand for fixed rate loans, and increased demand for ARM loans in the secondary market. The focus of the Company's secondary marketing activities is to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loans sold under these relationships vary with market conditions and represented 42% of the total sold in 1996, 100% in 1995 and 39% in 1994.
  The Company has also identified secondary market sources which desire adjustable rate loans of the type the Company originates primarily for its portfolio. The Company sold $100,183,000, and $131,408,000, of adjustable rate loans to these investors in 1996 and 1994, respectively, in part to limit the amount of the Company's annual mortgage loan growth. During 1994, the Company sold one pool of $67,300,000 of adjustable rate mortgage loans to reduce interest rate risk and recorded a loss of $471,000.
  The amount of loans which are sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets and the level of gains fluctuates with the amount of loans sold and market conditions. The Company computes a gain or loss at the time of sale by comparing sales price with carrying value which, in 1996, included valuing the servicing rights retained on loans sold in accordance with SFAS No. 122. The sale of loans resulted in net gains of $1,345,000 in 1996, net losses of $67,000 in 1995, and net gains of $430,000 in 1994. Loan sales volume was higher in 1996 as compared to 1995 and, prior to the adoption of SFAS No. 122, no value was recorded for mortgage servicing rights on loans originated and sold in 1995 and 1994. The net gain on the Company's 1996 loan sales included $1,495,000 of value related to originated mortgage servicing rights. As long as interest rates remain in their 1996 range and secondary market conditions are stable, the Company expects that the future level of loan sales and related gains should be consistent with activity and results in 1996.
  Over the past three years, the Company has expanded its investment portfolio of primarily adjustable rate debt securities. In 1996, the Company sold $4,539,000 of debt securities, recording gross gains of $28,000. There were no sales of debt securities in 1995 or 1994. Purchases over the past three years related primarily to adjustable rate mortgage backed securities rated "A" or better. As of December 31, 1996, 92% of the Company's investments were U.S. Government, agency or other mortgage backed securities and 85% were adjustable, repricing annually or more frequently.
  During 1994, the Bank purchased investments in four adjustable rate, perpetual preferred stocks with an aggregate cost of $13,760,000. Under SFAS No. 115, these investments are equity securities and are classified as available for sale, with unrealized gains and losses recorded as an adjustment to the Company's


 62
 ....

                                                          First Republic Bancorp



stockholders' equity. The market value of these preferred stocks declined by $2,010,000 from the date of acquisition until December 31, 1994, and the Company recorded an unrealized loss of this amount as a reduction in stockholders' equity. During 1995, $276,000 of these preferred stocks were sold generating a realized loss of $11,000 and price increases resulted in the unrealized loss being reduced to $1,671,000 at December 31, 1995. During 1996, further price increases resulted in the unrealized loss in these preferred stocks being reduced to $898,000 at December 31, 1996 and there was an unrealized gain of $173,000, net of taxes, recorded on available for sale debt securities at that date. Because preferred stocks receive capital gain and loss treatment under tax rules, the unrealized loss has not been reduced by the effect of any potential tax benefits; at December 31, 1996, these investments carried a weighted average, tax adjusted yield of 8.93%.

Non-Interest Expense

Non-interest expense consists of salary, occupancy and other expenses related to developing and maintaining the operations of the Company. These expenses were $24,711,000 in 1996, $22,359,000 in 1995 and $21,105,000 in 1994. The Company
has capitalized general and administrative costs related to loan originations totalling $6,109,000 in 1996, $3,920,000 in 1995, and $5,654,000 in 1994; the
amount of capitalized costs varies directly with the volume of loan originations and the cost incurred to make new loans. On the Company's balance sheet, unearned loan fees, net of costs, were $3,116,000 at December 31, 1996, $4,380,000 at December 31, 1995 and $6,816,000 at December 31, 1994. During 1996
and 1995, the Company originated more single family no "points" loans which resulted in a decrease in unearned fees net of costs. However, there has been an increase in the percentage of such loans which contain prepayment penalties.

  Salaries and related benefits is the largest component of non-interest expense and includes the cost of benefit plans, health insurance and payroll taxes, which have collectively increased in each of the past three years. Primarily as a result of lower loan volume in 1995 as compared to both 1996 and 1994, both salary expense and capitalized costs related to loan origination were lower in 1995. Also, in 1996, salary expense increased due to loan origination personnel achieving certain incentive goals and performance based compensation being earned by executive management. In 1996, there was a 13% increase in total assets and a 10% increase in average employees. In 1995, there was a 12% increase in total assets with a small decrease in average employees.

  Occupancy costs were $3,343,000 in 1996 and $3,084,000 in 1995, compared to $2,793,000 in 1994. The increase for 1996 and 1995 is related to having three additional deposit branches in San Francisco and Las Vegas, as well as expanded facilities in San Francisco.

  Advertising expense was $2,202,000 in 1996 compared to $1,500,000 in 1995 and $1,863,000 in 1994. Newspaper ads are placed primarily to support retail deposit gathering and, in 1996 and in 1994, there was more promotional and advertising costs associated with the Company's higher level of loan originations. Deposit-related advertising expense as a percentage of average deposits was 0.08% in 1996, 0.07% in 1995 and 0.12% in 1994. The future level of these expenses may increase as the Company emphasizes deposits as a funding source, solicits transaction deposit accounts and opens new deposit branches primarily in its existing market areas.

  Professional fees relate primarily to legal and accounting advice required to complete transactions, resolve delinquent loans and operate in a regulatory environment. Such expenses were $1,164,000 for 1996, $613,000 for 1995 and $542,000 for 1994. A portion of the 1996 increase is not expected to be recurring as it is primarily due to the accrual of certain services on a calendar year which were previously amortized over the following year and services rendered in connection with corporate reorganizations.

  The results of operating REO properties after foreclosure, as well as changes in the value and the gain or loss upon sale of REO properties held for more than 90 days, are charged directly to the income statement. In 1994, losses on certain loans adversely affected by the Northridge earthquake and subsequently becoming REO were charged to that portion of the Company's reserves established for that specific natural disaster. The costs and losses, net of income and gains, related to REO properties was $850,000 in 1996, $3,163,000 in 1995, and $1,202,000 in 1994. This expense category included net gains or recoveries of $1,909,000 in 1996 and $161,000 in 1994 versus net writedowns or losses of

First Republic Bancorp

$785,000 in 1995; expenses for taxes, insurance, maintenance and other operating expenses, net of operating income, of $2,747,000 in 1996, $1,593,000 in 1995 and $957,000 in 1994; and collection costs of $12,000 in 1996, $785,000 in 1995 and
$406,000 in 1994. The future level of these expenses depends primarily upon the amount of the Company's nonearning loans that become REO.
  The cost of FDIC insurance varies with the level of deposits as well as the rates assessed and was $332,000 in 1996, compared to $1,264,000 in 1995 and $1,809,000 in 1994. In 1996 and 1995 the Company had higher average deposits; however, the insurance premium rate charged to members of the Bank Insurance Fund ("BIF") was significantly reduced in mid-1995 and was significantly lower for all of 1996. The Company expects that payments to the FDIC will be approximately 1.3% of assessable deposits in 1997, based on current regulations.
  Other general and administrative expenses were $6,739,000 in 1996, $5,193,000 in 1995, and $5,721,000 in 1994. Expenses in this category include liability insurance costs and expenses which vary in proportion with transaction volume, the number of locations and inflation, such as certain costs related to single family loan originations, data processing, communications, travel and other operating costs. In 1996, the Company recorded nonrecurring costs for a corporate identity review, for the merger of its two subsidiaries and for the conversion of debentures.
  A financial institution's operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring non-interest income. For 1996, the Company's operating efficiency ratio was 47%, compared to 49% for 1995 and 47% for 1994, with the decrease in this ratio for 1996 resulting primarily from the higher level of net interest income in 1996. As a measure of its ability to control costs, the Company computes recurring non-interest expense as a percentage of average total assets. This ratio was 1.17% in 1996 compared to 1.07% in 1995 and 1.28% in 1994. The Company believes that it operates at a relatively high level of efficiency by most measures used for financial institutions.

Provision for Income Taxes

The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 1996 provision for income taxes of $8,763,000 represents an effective tax rate of 41.2%, compared to $686,000 or 37.0% for 1995, and $4,935,000 or 40.3% for 1994.

Liquidity

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Company either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Company maintains a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency and mortgage-backed instruments, from which funds could be promptly generated. At December 31, 1996, the investment securities portfolio of $156,572,000 and cash plus short-term investments of $29,298,000 amounted to over 8.6% of total assets. Additionally, the Company had available unused FHLB advances of approximately $265,000,000. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.
  The Company's loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Company's deposits generally mature over shorter periods than its assets, requiring the Company to renew deposits or raise new liabilities at current interest rates.
  The Company's asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings.


 64
 ....

                                                          First Republic Bancorp



At December 31, 1996, 83% of the Company's interest-earning assets possess the ability to reprice within six months. As part of a long term strategy, having assets on which the interest rate adjusts frequently allows the Company more flexibility in setting rates required to obtain deposits and other liabilities.
  As shown in the Company's Consolidated Statement of Cash Flows, the source of funds to finance the $848,278,000 of loans originated in 1996 was diversified and included loan principal repayments of $408,135,000, the sale of $172,769,000 of loans, a net increase in deposits of $212,707,000, and an increase in long term FHLB advances of $25,000,000. In 1995 and 1994, the Company's loan origination activities and asset growth were financed by a similar combination of loan principal repayments, FHLB advances, deposit increases and loan sales. First Republic has also generated funds from the sale of debentures or common stock.

Capital Resources

At December 31, 1996, the Company's capital, consisting of stockholders' equity, long-term debentures and reserves, was $204,096,000, or 9.46% of total assets. At the present time, First Republic is not a bank holding company and is not subject to the Federal Reserve Board's bank holding company regulations. In 1997, the Company intends to pursue the merger of First Republic Bancorp Inc. into First Republic Savings Bank, with a concurrent conversion to a commercial bank charter. This corporate change would result in a successor entity which would be a publicly traded bank, subject to both regulatory and stockholder approval.
  First Republic has used the proceeds of the issuance of common stock and debentures to, in part, provide capital to its subsidiary, First Republic Savings Bank. First Republic is a legal entity separate and distinct from its subsidiary and is dependent upon its own operations and dividends from its subsidiary as the source of cash to service and ultimately repay its outstanding debt. At December 31, 1996, First Republic has invested $10,000,000 in the Bank as interest-bearing capital notes, with interest and principal payments which generally correspond to the payment terms of First Republic's senior subordinated debentures. At December 31, 1996, First Republic had $29,481,000 of long-term subordinated debentures outstanding with maturities ranging from 2003 to 2009 and $30,685,000 of convertible subordinated debentures maturing in 2002. The Company completed the conversion of $3,815,000 of the convertible subordinated debentures during 1996 and an additional $14,129,000 was converted in January 1997; all such debentures are expected to be converted to common stock prior to maturity. First Republic has issued its subordinated debentures in amounts, and with scheduled maturity dates and early redemption provisions, that First Republic believes will allow it to repay all of its subordinated debentures in accordance with their respective terms. At December 31, 1996, First Republic had stockholders' equity of $126,410,000 and its investment was $160,277,000 in the Bank.
  First Republic received or was due dividends of $4,264,000 for 1996, $1,058,000 for 1995 and $2,500,000 for 1994 from the Bank. These dividends represented approximately 25% in 1996, 22% in 1995, and 26% in 1994 of the earnings of the Bank for such periods. Additionally, First Republic received interest payments from the Bank of $1,054,000 in both 1996 and 1995 and $1,540,000 in 1994; during 1994, $5,000,000 of capital notes were repaid by the Bank. The ability of First Republic to receive future dividends depends upon the operating results of and government regulations applicable to its subsidiary. First Republic's ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures, is dependent upon cash flow from its own operations, the receipt of interest payments on capital notes issued to the Bank and the continued receipt of dividends from the Bank.



                                                                             65
                                                                            ....

First Republic Bancorp



Directors and Corporate Officers


 .............................................)
The Directors of First Republic
Seated center to right: James H.
Herbert, II, Roger O. Walther, and
Barrant V. Merrill. Standing left
to right: James F. Joy, John F.                    [Photo Appears Here]
Mangan, Richard M. Cox-Johnson,
L. Martin Gibbs, Frank J.
Fahrenkopf, Jr., Kenneth W.
Dougherty, and Katherine
August-deWilde



      Roger O. Walther,                       James H. Herbert, II,

      61, Chairman of the Board               52, President, Chief Executive
      of Directors. Mr. Walther is            Officer and Director. From 1980
      Chairman and Chief Executive            to July 1985, Mr. Herbert was
      Officer of ELS Educational              President, Chief Executive Offi-
      Services, Inc., America's largest       cer and a director of San Fran-
      teacher of English as a second          cisco Bancorp. B.S., 1966, Babson
      language. He is a director of           College; M.B.A., 1969, New York
      Charles Schwab & Co., Inc.              University; and member of the
      He was formerly Chairman of             Babson Corporation.
      San Francisco Bancorp. B.S.,
      1958, United States Coast
      Guard Academy; M.B.A., 1961,
      Wharton School, University
      of Pennsylvania; and member
      of the Graduate Executive
      Board of the Wharton School.

                                                          First Republic Bancorp


Katherine August-deWilde,

49, Executive Vice President, Chief Operating Officer and Director. Previously, Ms. August-deWilde was Senior V.P. and Chief Financial Officer at PMI Corporation A.B., 1969, Goucher College; M.B.A., 1975, Stanford University.


Willis H. Newton, Jr.,

47, Senior Vice President and Chief Financial Officer. Formerly, Mr. Newton was V.P. and Controller of Homestead Financial. B.A., 1971, Dartmouth College; M.B.A., 1976, Stanford University. Certified Public Accountant.


Edward J. Dobranski,

46, Senior Vice President, Secretary and General Counsel. Previously Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. B.A., 1972 Coe College Iowa; J.D., 1975, Creighton University Nebraska.


David B. Lichtman,

34, Vice President and Chief Credit Officer. Since 1986, Mr. Lichtman has held positions in all phases of First Republic's lending operations. B.A., 1985, Vassar College; M.B.A., 1990, University of California, Berkeley.


Richard M. Cox-Johnson,

62, Director. Mr. Cox-Johnson is a director of Premier Consolidated Oilfields PLC. Graduate of Oxford University, 1955.


Kenneth W. Dougherty,

70, Director. Mr. Dougherty is an investor and was previously President of Gill & Duffus International Inc. and Farr Man & Co. Inc., which are international commodity trading companies. B.A., 1948, University of Pennsylvania.


Frank J. Fahrenkopf, Jr.,

57, Director. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. Previously, he was a partner in the Washington, D.C. law firm of Hogan & Hartson. From 1983 to 1989, he was Chairman of the Republican National Committee. B.A., 1962, University of Nevada, Reno; L.L.B., 1965, University of California, Berkeley.


L. Martin Gibbs,

59, Director. Mr. Gibbs is a partner with the New York law firm of Rogers & Wells, counsel to the Company. B.A., 1959, Brown University; J.D., 1962, Columbia University.


James F. Joy,

59, Director. Mr. Joy is Director-European Business Development for CVC Capital Partners Europe Limited and a non-executive director of Sylvania Lighting International. B.S., 1959 and B.S.E.E., 1960, Trinity College; M.B.A., 1964, New York University.


John F. Mangan,

60, Director. Mr. Mangan is an investor and was previously President of Prudential Bache Capital Partners, Inc., and a Managing Director of Prudential Bache Securities, Inc. B.A., 1959, University of Pennsylvania.


Barrant V. Merrill,

66, Director. Mr. Merrill is the Managing Partner of Sun Valley Partners. Previously, he was General Partner of Dakota Partners and Chairman of Pershing & Co., Inc., a division of Donaldson, Lufkin & Jenrette. B.A., 1953, Cornell University.

First Republic Bancorp


Quarterly and Additional Information


              Total          Net   Provision       Pretax           Net   Fully-     Common Stock
           Interest     Interest         For       Income        Income  Diluted      Price Range
                                                                                  ---------------
             Income       Income      Losses        (Loss)        (Loss)     EPS     High     Low
        ...........  ...........  ..........  ...........   ...........    .....   ......  ......
1996
  1Q    $38,658,000  $11,256,000  $1,773,000  $ 4,740,000   $ 2,770,000    $ .31   $13.88  $12.25
  2Q     39,324,000   11,792,000   1,815,000    5,041,000     3,001,000      .33    15.38   12.63
  3Q     40,423,000   11,697,000   1,500,000    5,582,000     3,275,000      .36    15.63   12.63
  4Q     41,341,000   11,967,000     750,000    5,907,000     3,461,000      .37    17.88   15.38
1995
  1Q    $31,956,000  $ 8,216,000  $1,465,000  $ 2,335,000   $ 1,384,000    $ .18   $11.38  $ 9.88
  2Q     34,260,000    7,650,000   8,750,000   (5,359,000)   (3,140,000)    (.41)   13.50   11.13
  3Q     36,090,000    8,881,000   2,500,000    2,205,000     1,321,000      .17    14.13   12.38
  4Q     37,288,000    9,934,000   2,050,000    2,675,000     1,605,000      .20    13.25   11.00



First Republic Bancorp Inc. Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol FRC. At December 31, 1996, there were approximately 200 stockholders of record, although the Company believes that its shares are held beneficially by approximately 2,000 stockholders.
        First Republic Bancorp Inc. is a financial services company operating principally in California and Nevada as a holding company for an FDIC insured, state chartered industrial bank subsidiary. The Company functions as a direct lender as well as a mortgage banking company, originating, holding or selling and servicing mortgage loans. The Company has purchased servicing rights and retains responsibility for servicing loans which it has sold in the secondary market, thereby earning ongoing servicing fee revenues.
        The Company emphasizes real estate secured lending and mortgage banking operations that are targeted primarily toward loans secured by single family residences and, to a lesser extent, by existing multifamily and commercial properties.
        From its inception in 1985 through December 31, 1996, the Company has originated $5.8 billion of loans, $2.0 billion of which have been sold in the secondary market to institutional investors. At December 31, 1996, the Company's loan portfolio of $1.9 billion consisted primarily of real estate secured loans, 87% of which were adjustable rate mortgages or mature within one year. The Company obtains funds primarily from FDIC insured deposit accounts and FHLB advances, as well as the issuance of subordinated and convertible subordinated debentures, and equity financings.


        [BAR GRAPH APPEARS HERE]        [BAR GRAPH APPEARS HERE]


        Average Assets                  Trend in General and
        per Employee                    Administrative Expenses
        (dollars in millions)           (percent of average assets)

92              9.6                             1.30

93              9.8                             1.33

94              10.5                            1.28

95              12.3                            1.07

96              12.7                            1.17


 68
 ....

Officers, Directors and Corporate Information



Offcers                               Stock Exchanges                                      Branch Locations

Roger O. Walther                      Common Stock listed on the                           First Republic Savings Bank
Chairman, Board                       New York and Pacific Stock
                                                                                           101 Pine Street
of Directors                          Exchanges - Symbol FRC                               San Francisco, California 94111
                                                                                           (415) 392-1400
James H. Herbert, II                  General Counsel                                      (800) 392-1400
President and
Chief Executive Officer               Rogers & Wells                                       1088 Stockton Street
Director                                                                                   San Francisco, California 94108
                                      Auditors                                             (415) 834-0888
Katherine August-deWilde              KPMG Peat Marwick LLP
Executive Vice President and                                                               5628 Geary Boulevard
Chief Operating Officer               Registrars/                                          San Francisco, California 94121
Director                              Transfer Agent:                                      (415) 751-3888

Willis H. Newton, Jr.                 Common Stock--                                       1809 Irving at 19th Avenue
Senior Vice President and             ChaseMellon Shareholder                              San Francisco, California 94122
Chief Financial Officer               Services, L.L.C.                                     (415) 664-0888

Edward J. Dobranski                   Subordinated and                                     1099 Fourth Street
Senior Vice President,                Convertible Debentures--                             San Rafael, California 94901
Secretary and                                                                              (415) 485-3888
General Counsel                       U.S. Trust Company                                   (800) 700-0388
                                      of California or National
David B. Lichtman                     City Bank                                            1111 South El Camino Real
Vice President and                                                                         San Mateo, California 94010
Chief Credit Officer                  Annual Meeting                                       (415) 571-8388
                                                                                           (888) 571-8388
                                      The Company's Annual
Directors                             Stockholders' Meeting will be held                   3928 Wilshire Boulevard
                                      on Wednesday, April 30, 1997 at                      Los Angeles, California 90010
R.M. Cox-Johnson                      4pm at the New York Yacht Club,                      (213) 384-0777
Director                              37 West 44th Street, New York,                       (800) 777-9507
Director, Premier                     New York 10036.
Consolidated Oilfields PLC                                                                 9593 Wilshire Boulevard
                                      Headquarters Office                                  Beverly Hills, California 90212
Kenneth W. Dougherty                                                                       (310) 288-0777
Director                              First Republic Bancorp Inc.                          (800) 311-0777
Investments                           388 Market Street
                                      San Francisco, California 94111                      116 East Grand Avenue
Frank J. Fahrenkopf, Jr.              (415) 392-1400                                       Escondido, California 92025
Director                              (800) 392-1400                                       (619) 740-7000
President, American Gaming
Association                                                                                1110 Camino Del Mar
                                                                                           Del Mar, California 92014
L. Martin Gibbs                                                                            (619) 755-5600
Director                                                                                   (800) 221-9333
Partner, Rogers & Wells
                                                                                           8347 La Mesa Boulevard
James F. Joy                                                                               La Mesa, California 91941
Director                                                                                   (619) 462-6700
Director, European Business
Development for CVC Capital                                                                2510 South Maryland Parkway
Partners Europe Limited                                                                    Las Vegas, Nevada 89109
                                                                                           (702) 792-2200
John F. Mangan
Director                              It's a privilege                                    6700 West Charleston Boulevard
Investments                                to serve you(SM)                                Las Vegas, Nevada 89102
                                                                                           (702) 880-3700
Barrant V. Merrill
Director
Investments


Designed by Howry Design Associates, San Francisco

[LOGOS OF NEW YORK STOCK EXCHANGE, FEDERAL HOME LOAN BANK, EQUAL HOUSING LENDER
                             AND FDIC APPEAR HERE]